

APF ENERGY

February 19, 2004

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 2 3 2004
WASH. D.C.
SECTION



SUPPL

Re: APF Energy Trust (the "Company")
File No. 82-5166
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated	Document	Dated
PWC Auditor's Consent Letter	January 27, 2004	Cover Letter	January 19, 2004
MNP Auditor's Consent Letter	January 27, 2004	Final Receipt – New Brunswick Securities Commission	January 27, 2004
PWC Auditor's Consent Letter	January 27, 2004	Final Receipt – Quebec Securities Commission	January 27, 2004
PWC Auditor's Consent Letter	January 27, 2004	Final Receipt – Nova Scotia Securities Commission	January 27, 2004
PWC Auditor's Consent Letter	January 27, 2004	Material Change Report English	January 15, 2004
Consent Letter of Issuer's Legal Counsel	January 27, 2004	Material Change Report French	January 15, 2004
Consent Letter of Underwriter's Counsel	January 27, 2004	Material Change Report English	February 4, 2004
Consent Letter of Other Expert	January 27, 2004	Material Change Report French	February 4, 2004
Consent Letter of Other Expert	January 27, 2004	MRRS Decision Document (Prelim)	January 19, 2004
Offering of Trust Units	January 19, 2004	MRRS Decision Document (Final)	January 27, 2004
Preliminary Receipt	January 20, 2004	Preliminary Receipt	January 20, 2004
Preliminary Short Form Prospectus – English	January27, 2004	Preliminary Short Form Prospectus – French	January 27, 2004
Final Short Form Prospectus – English	January 19, 2004	Final Short Form Prospectus – French	January 19, 2004
Press Release	January 21, 2004	Press Release	February 4, 2004
Press Release	February 5, 2004	Press Release	February 18, 2004
Press Release	February 19,2 004		



2100,144 FOURTH AVENUE S.W., CALGARY, ALBERTA T2P 3N4
▲ FAX: (403) 294-1074 ▲ EMAIL: INVEST@APFENERGY.COM ▲ WEBSITE: WWW.APFENERGY.COM

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

S Cloutier

Steve Cloutier
President

Exemption Order # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 27, 2004

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated January 27, 2004 relating to the distribution and issue of $55.274 million of Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 28, 2003 to the shareholders of Hawk Oil Inc. on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\MiSimpso\ABAS\SDA\APF\2004\Documents\Jan Prospectus\Hawk Consent Prospectus_Jan 04.doc


SEC MAIL PROCESSING
RECEIVED
FEB 23 2004
WASH. D.C.
155
SECTION

Exemption Order # 82-5166



MEYERS NORRIS PENNY LLP

January 27, 2004

APF Energy Trust
The Board of Directors of APF Energy Inc.
The Securities Commissions and similar regulatory authorities in the provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the short form prospectus dated January 27, 2004 relating to the qualification for distribution of 4,765,000 trust units of APF Energy Trust.

We consent to the use in the prospectus of the following reports:

1. Our report dated March 27, 2002 to the Directors of Kinwest Resources Inc. on the following financial statements:
   - Balance sheets as at December 31, 2001, 2000 and 1999;
   - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.
2. Our report dated April 24, 2002 to the Directors of Sellco Properties on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

We report that we have read the short-form prospectus and all information specifically incorporated by reference with respect to Kinwest Resources Inc. and to Sellco Properties and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the regulatory authorities discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Meyers Norris Penny LLP

Chartered Accountants

Calgary, Canada
January 27, 2004


an independent member of
BAKER TILLY
INTERNATIONAL

CHARTERED ACCOUNTANTS & BUSINESS ADVISORS
Suite 600, 808 – 4th Avenue S.W., CALGARY, AB T2P 3E8
1-877-500-0792 PH. (403) 263-3385 FAX (403) 269-8450 www.mnp.ca.

Exemption Order # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 27, 2004

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated January 27, 2004 relating to the distribution and issue of $55.274 million of Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated March 7, 2003 (except for note 12 which is at March 10, 2003) to the shareholders of Nycan Energy Corp. on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\MiSimpso\ABAS\SDA\APF\2004\Documents\Jan Prospectus\Nycan Consent Prospectus_Jan 04.doc

Exemption Order # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 27, 2004

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated January 27, 2004 relating to the distribution and issue of $55.274 million of Trust Units.

We consent to the use in the above-mentioned short form prospectus of our reports dated January 27, 2004 to the Trustee of APF Energy Trust and the Directors of APF Energy Inc. on the following financial statements:

- Pro-forma consolidated statements of operations and cash distributions for the year ended December 31, 2002 and for the nine month period ended September 30, 2003.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the pro-forma consolidated financial statements that are within our knowledge.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\MiSimpso\ABAS\SDA\APF\2004\Documents\Jan Prospectus\Pro forma Consent Prospectus_Jan 04.doc

Exemption Order # 82-5166

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

January 27, 2004

To the Securities Regulatory Authorities in the various
Provinces of Canada

Re: APF Energy Trust

We refer to the short form prospectus of APF Energy Trust dated January 27, 2004 relating to the distribution and issue of $55.274 million of Trust Units.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated April 2, 2003 to the Unitholders of APF Energy Trust on the following financial statements:

- Consolidated balance sheets as at December 31, 2002 and 2001;
- Consolidated statements of operations and accumulated earnings, cash flows and cash distributions and accumulated cash distributions for the years ended December 31, 2002 and 2001.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

G:\MiSimpso\ABAS\SDA\APF\2004\Documents\Jan Prospectus\APF Consent Prospectus_Jan 04.doc

Exemption Order # 82-5166


Parlee McLaws LLP
BARRISTERS & SOLICITORS

January 27, 2004

NANCY PENNER
DIRECT DIAL: (403) 294-7011
EMAIL: npenner@parlee.com
OUR FILE #: 52932-56/NMP

VIA SEDAR

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission
Securities Division

Manitoba Securities Commission

Office of the Administrator
Securities Branch, New Brunswick

Quebec Securities Commission

Nova Scotia Securities Commission
Securities Division

Department of Justice, Newfoundland

Prince Edward Island Securities Commission

Dear Sirs/Madams:

Re: APF Energy Trust (the "Trust")

We refer to the final short form prospectus of the Trust dated January 27, 2004 (the "Prospectus") relating to the proposed issuance of 4,765,000 trust units of the Trust.

We hereby consent to the use of our firm name in the Prospectus and to the reference to our opinions on the face page and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations" and "Legal Matters" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any similar document and is not to be relied upon for any other purpose without our express written consent.

Yours truly,

PARLEE McLAWS LLP

(Signed)
"Nancy Penner"
NMP/maz

PLEASE REPLY TO CALGARY OFFICE

CALGARY
3400 Petro-Canada Centre
150–6 Avenue SW, Calgary, Alberta T2P 3Y7
Telephone: (403)294-7000 Fax: (403)265-8263

Established 1883
Patent & Trademark Agents
Web Site: www.parlee.com

EDMONTON
1500 Manulife Place
10180–101 Street, Edmonton, Alberta T5J 4K1
Telephone: (780)423-8500 Fax: (780)423-2870

Exemption Order # 82-5166

Burnet,
Duckworth
& Palmer LLP
Law Firm

January 27, 2004

DELIVERED VIA SEDAR

To the Securities Commissions in each of the Provinces of Canada

Dear Sirs:

Re: APF Energy Trust

We refer to the (final) short form prospectus dated January 27, 2004 (the "Prospectus") of APF Energy Trust ("APF") relating to the distribution of 4,765,000 trust units of APF.

We hereby consent to the use of our firm name on the second page of the Prospectus and under the headings "Eligibility for Investment", "Canadian Federal Income Tax Considerations", "Legal Matters" and "Interest of Experts" in the Prospectus and to the reference to our opinions on the face page of the Prospectus and under the headings "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is solely for the information of the addressees and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

(Signed) Burnet, Duckworth & Palmer LLP


BD&P

1400, 350-7th Avenue S.W., Calgary, Alberta, Canada T2P 3N9 | Phone: (403) 260-0100 Fax: (403) 260-0332 www.bdplaw.com
Frank L. Burnet Q.C. (1890 - 1982) | Thomas J. Duckworth Q.C., Counsel | The Hon. W. Kenneth Moore, Q.C., LL.D., Counsel

Exemption Order # 82-5166


ajm
Petroleum
Consultants

January 27, 2004

LETTER OF CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

RE: Final Prospectus of APF Energy Trust

We are a firm of independent petroleum engineering consultants of Calgary, Alberta having prepared an evaluation report (the "Report") of certain oil and gas properties of Nycan Energy Corp. The Report was dated November 14, 2002 and effective October 1, 2002.

We refer to the Final Prospectus dated January 27, 2004 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the use of our Report, which is incorporated by reference in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Yours very truly,

AJM Petroleum Consultants

Robin G. Bertram, P. Eng
Vice President, Engineering

/ct

1400, 734 - 7 Avenue S.W. Calgary, AB Canada T2P 3P8 / phone (403) 232-6600 / fax (403) 265-0862 / www.ajma.net



Exemption Order # 82-5166



Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

TO: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Quebec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Newfoundland Securities Commission
Prince Edward Island Securities Commission

Re: <u>Final Prospectus of APF Energy Trust</u>

We are a firm of independent geological and petroleum engineering consultants of Calgary, Alberta having prepared corporate evaluation reports (the "Reports") of certain oil and gas properties of APF Energy Inc. and Hawk Oil Inc. The reports were:

- a report dated February 10, 2003 and effective January 1, 2003 evaluating properties of APF Energy Inc.;
- a report dated October 30, 2002 and effective October 1, 2002 evaluating the corporate reserves of Hawk Oil Inc. and a "Look Ahead Analysis" to January 1, 2003 in a report dated January 21, 2003.

We refer to the Final Prospectus dated January 27, 2004 (the "Prospectus") relating to the offering of Trust Units by APF Energy Trust and hereby consent to the reference to our firm and to the use of our Reports which are incorporated by reference in the Prospectus.

We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein and derived from the Reports, or that is within our knowledge as a result of the services performed by us in connection with the Reports.

Yours very truly,

**GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.**

ORIGINALLY SIGNED BY

Myron J. Hladyshevsky, P. Eng.
Vice-President

Calgary, Alberta
Date: January 27, 2004

Exemption Order # 82-5166


FMC

FRASER MILNER CASGRAIN s.r.l.

Paul F. Dingle
878-8803
paul.dingle@fmc-law.com
607497-19

Le 19 janvier 2004

Via SEDAR
Madame Josée Deslauriers
Directrice des marchés des capitaux
COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC

Objet : APF Energy Trust
Projet n° 00606367

Madame,

Au nom de APF Energy Trust, nous déposons la version française du prospectus simplifié provisoire daté du 19 janvier 2004.

Le présent dépôt complète le dépôt effectué aujourd'hui par Parlee McLaws LLP.

N'hésitez pas à communiquer avec le soussigné si vous avez besoin de plus amples renseignements à ce sujet et veuillez agréer, Madame, l'expression de nos sentiments distingués.

« Paul F. Dingle »
Paul F. Dingle

1901041.pdf

Exemption Order # 82-5166



Justice
Securities
Administration Branch

Justice
Administration des
valeurs mobilières

CERTIFICATE OF REGISTRATION

No. 2004-30032

Final prospectus dated:2004/01/27

This is to certify that **APF Energy Trust** has/have made application to the Administrator under the *Security Frauds Prevention Act* for permission to do business in the Province of New Brunswick under the provisions of the Act as a security issuer and has/have complied with the provisions of the Act. Detailed information respecting the Company and its securities or the broker, salesman or sub-agent is on file at the office of the Registrar for public inspection. The said security issuer is/are permitted to do business in the Province of New Brunswick. This certificate is subject to the terms and conditions on any attached Schedule A.

NOTICE: The attention of the public is directed to the fact that, while the holder(s) of this certificate of registration is/are authorized to sell securities in the Province of New Brunswick under the provisions of the *Security Frauds Prevention Act*, the Administrator in no wise recommends the securities offered for sale by the holder(s) of this certificate as an investment.

DATED 2004/01/27

This Certificate expires 2005/01/27

By Order of the Administrator under the *Security Frauds Prevention Act*

"Andrew Nicholson"

Deputy Administrator, Capital Markets

SEDAR PROJECT#606367

Telephone/Téléphone : (506) 658-3060
Fax/Télécopieur : (506) 658-3059
email : securities.branch@gnb.ca

P.O. Box 5001
606-133 Prince William Street
Saint John, New Brunswick
E2L 4Y9

C.P. 5001
606-133, rue Prince William
Saint John (Nouveau-Brunswick)
E2L 4Y9



Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2004-MC-0257

NUMÉRO DE PROJET SÉDAR: 606367

DOSSIER N° : 13904

Objet : APF Energy Trust
Demande de visa

Vu la demande présentée le 19 janvier 2004;

vu les articles 11, 14 et 19 de la Loi sur les valeurs mobilières du Québec (la « Loi »);

vu la partie 2 du règlement « Norme canadienne 44-101, Placement de titres au moyen d'un prospectus simplifié »;

vu les pouvoirs délégués conformément à l'article 307 de la Loi.

En conséquence, la chef du Service du financement des sociétés octroie le :

> visa pour le prospectus simplifié du 27 janvier 2004 de APF Energy Trust concernant le placement de 4 765 000 parts de fiducie au prix de 11,60 $ la part.

Le visa prend effet le 27 janvier 2004.

La chef du Service du financement des sociétés,

(s) Stéphanie Lachance
Stéphanie Lachance

SR/sv

800, Square Victoria, 22ième étage, Tour de la bourse, C.P. 246, Montréal (Québec) H4Z1G3
Tél. : (514) 940-2150 * Télécopieur : (514) 873-6155

Exemption Order # 82-5166


NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF Energy Trust

Receipt for (Final) Short Form Prospectus dated **January 27, 2004** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **27th** day of **January, 2004**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

Project #606367

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Québec), Section 76(2) of the *Securities Act*, 1990 (Newfoundland).

1. **Reporting Issuer:**

   APF Energy Trust ("Trust")

   Address: 2100, 144 - 4th Avenue S.W.
   Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

   February 4, 2004

3. **Publication of the Material Change:**

   News Release issued: February 4, 2004
   Canada Newswire

4. **Summary of Material Change:**

   The Trust has closed a new issue of 4,765,000 trust units of the Trust (which amount includes 865,000 trust units of the Trust which were issued pursuant to the Underwriters' Option) at $11.60 per trust unit for gross proceeds of $55.274 million in accordance with a final Prospectus filed with the securities regulators across Canada.

5. **Full Description of Material Change**

   The Trust has closed a new issue of 4,765,000 trust units of the Trust (which amount includes 865,000 trust units of the Trust which were issued pursuant to the Underwriters' Option) at $11.60 per trust unit for gross proceeds of $55.274 million in accordance with a final Prospectus filed with the securities regulators across Canada. The issue was completed on an underwritten basis by a syndicate led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation, and GMP Securities Ltd.

   The Trust will use the net proceeds to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy Inc.'s general corporate purposes, including ongoing capital expenditures and future acquisitions.

6. **Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):**

   Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officer:**

Steven G. Cloutier
President and Chief Operating Officer
APF Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 4th day of February, 2004.

(Signed) "Steven G. Cloutier"
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

MATERIAL CHANGE REPORT

Material Change Report under Section 146(1) of the *Securities Act* (Alberta), Section 75(2) of the *Securities Act* (Ontario), Section 81(2) of the *Securities Act* (Nova Scotia), Section 67(1) of the *Securities Act* (British Columbia), Section 84(1)(b) of the *Securities Act* (Saskatchewan), Section 73 of the *Securities Act* (Quebec), Section 76(2) of the *Securities Act* 1990 (Newfoundland).

1. **Reporting Issuer:**

APF Energy Trust ("APF")

Address: Suite 2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

2. **Date of Material Change:**

January 15, 2004

3. **Publication of the Material Change:**

News Release issued: January 15, 2004
Canada Newswire

4. **Summary of Material Change:**

APF has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc. for an offering of $45.24 million ($55.274 million if the underwriters' option is exercised) of trust units of APF at a price of $11.60 per trust unit.

5. **Full Description of Material Change:**

APF has entered into an agreement to sell 3,900,000 trust units on a bought deal basis at a price of $11.60 per trust unit for aggregate gross proceeds of $45.24 million ($55.274 million if the underwriters' option is exercised in full). The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd.

The net proceeds of the offering will be used by APF to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy Inc.'s general corporate purposes, including ongoing capital expenditures and future acquisitions.

The offering is expected to close on or about February 4, 2004.

The offering of the trust units is being made in all provinces of Canada by means of a short-form prospectus and to Qualified Institutional Buyers in the United States pursuant

to applicable registration exemptions and internationally as permitted, and is subject to the approval of securities regulatory authorities.

6. **Reliance on Section 146(2) of the *Securities Act*, Alberta (or similar provisions of the other jurisdictions where this report is being filed):**

Not Applicable

7. **Omitted Information:**

Not Applicable

8. **Senior Officer:**

Steven G. Cloutier
President and Chief Operating Officer
APF Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta on the 21st day of January, 2004.

"Signed" Steven G. Cloutier
President and
Chief Operating Officer

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust (« APF »)

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

2. Date du changement important

Le 15 janvier 2004

3. Publication du changement important

Émission du communiqué de presse : le 15 janvier 2004
Canada Newswire

4. Sommaire du changement important

APF a conclu une convention d'acquisition ferme avec un consortium financier dirigé par Scotia Capitaux Inc. relativement à un placement de ses parts de fiducie totalisant 45,24 M$ (55,274 M$ si l'option des preneurs fermes est levée) au prix de 11,60 $ chacune.

5. Description complète du changement important

APF a conclu une convention d'acquisition ferme en vue de la vente de 3 900 000 parts de fiducie au prix de 11,60 $ chacune, ce qui se traduira par un produit brut global de 45,24 M$ (55,274 M$ si l'option des preneurs fermes est levée intégralement). L'émission est achetée par un consortium financier dirigé par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee et Valeurs Mobilières GMP.

APF affectera le produit net du placement au remboursement d'une partie de sa facilité de crédit à vue renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy Inc., y compris les dépenses en immobilisations courantes et les acquisitions futures.

La clôture du placement devrait avoir lieu vers le 4 février 2004.

Le placement des parts de fiducie est fait dans toutes les provinces canadiennes au moyen d'un prospectus simplifié, auprès d'investisseurs institutionnels admissibles aux États-Unis conformément à des dispenses des exigences d'inscription applicables et à l'étranger dans la mesure où cela est permis, sous réserve de l'approbation des organismes de réglementation des valeurs mobilières.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 21 janvier 2004

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust (« APF »)

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

2. Date du changement important

Le 15 janvier 2004

3. Publication du changement important

Émission du communiqué de presse : le 15 janvier 2004
Canada Newswire

4. Sommaire du changement important

APF a conclu une convention d'acquisition ferme avec un consortium financier dirigé par Scotia Capitaux Inc. relativement à un placement de ses parts de fiducie totalisant 45,24 M$ (55,274 M$ si l'option des preneurs fermes est levée) au prix de 11,60 $ chacune.

5. Description complète du changement important

APF a conclu une convention d'acquisition ferme en vue de la vente de 3 900 000 parts de fiducie au prix de 11,60 $ chacune, ce qui se traduira par un produit brut global de 45,24 M$ (55,274 M$ si l'option des preneurs fermes est levée intégralement). L'émission est achetée par un consortium financier dirigé par Scotia Capitaux Inc. et comprenant Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de Valeurs mobilières Dundee et Valeurs Mobilières GMP.

APF affectera le produit net du placement au remboursement d'une partie de sa facilité de crédit à vue renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy Inc., y compris les dépenses en immobilisations courantes et les acquisitions futures.

La clôture du placement devrait avoir lieu vers le 4 février 2004.

Le placement des parts de fiducie est fait dans toutes les provinces canadiennes au moyen d'un prospectus simplifié, auprès d'investisseurs institutionnels admissibles aux États-Unis conformément à des dispenses des exigences d'inscription applicables et à l'étranger dans la mesure où cela est permis, sous réserve de l'approbation des organismes de réglementation des valeurs mobilières.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé).

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 21 janvier 2004

(signé) « Steven G. Cloutier »
Steven G. Cloutier
Président et chef de l'exploitation

EN VERTU DE LA *SECURITIES ACT* ET DES RÈGLES DE LA COMMISSION DES VALEURS MOBILIÈRES DE L'ALBERTA, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS AUX TERMES DE CETTE LOI OU DE CES RÈGLES, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Exemption Order # 82-5166


ASC
Alberta Securities Commission

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a preliminary Short Form Prospectus of the above issuer dated January 19, 2004.

DATED at Calgary, Alberta this January 19, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # 00606367

Exemption Order # 82-5166


ASC
Alberta Securities Commission

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

APF ENERGY TRUST

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador have been issued for a Short Form Prospectus of the above issuer dated January 27, 2004.

DATED at Calgary, Alberta this January 27, 2004

"Agnes Lau"
Agnes Lau
Deputy Director, Capital Markets

SEDAR Project # 00606367

Exemption Order # 82-5166

January 19, 2004

APF Energy Trust
APF Energy Inc.
APF Acquisition Trust
APF Energy Limited Partnership
990009 Alberta Inc.
2100, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Attention: Steven Cloutier, President and Chief Operating Officer

Dear Sir:

Re: Offering of Trust Units of APF Energy Trust

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. (the **"Underwriters"**) understand that APF Energy Trust (the **"Trust"**) proposes to issue and sell 3,900,000 Trust Units of the Trust (the **"Primary Units"**) pursuant to this agreement. The Underwriters also understand that the Trust will prepare and file, in accordance with the terms hereof, the Prospectus (as hereinafter defined) and all other necessary documents in order to qualify the Primary Units and the Option Units (as hereinafter defined) (collectively, the **"Offered Units"**) for distribution to the public in each of the Qualifying Provinces.

Upon and subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase the Primary Units from the Trust in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters, subject to paragraph 19, all but not less than all, of the Primary Units at the purchase price of $11.60 per Primary Unit.

In addition, the Trust hereby grants to the Underwriters an option (**"Underwriters' Option"**), exercisable in whole or in part, by notice given at any time until 48 hours prior to the Closing Date, to purchase from the Trust up to an aggregate of 865,000 additional Trust Units (the **"Option Units"**), at the purchase price of $11.60 per Option Unit. The notice exercising the Underwriters' Option to purchase the Option Units, in whole or in part, shall be given by the Underwriters to the Trust by facsimile or delivery in the manner set forth in paragraph 16 hereof and shall specify the number of Option Units to be purchased by the Underwriters. Upon the furnishing of such notice, the Underwriters shall be committed to purchase and the Trust shall be obligated to sell in accordance with the provisions hereof the number of Option Units specified in such notice.

1. Definitions

In this agreement:

a. **"AIF"** means the renewal annual information form of the Trust dated May 15, 2003;

b. **"AJM"** means Ashton Jenkins Mann Associates Ltd., independent petroleum engineering consultants of Calgary, Alberta;

c. **"AJM Nycan Report"** means the independent engineering evaluation dated November 14, 2002 and made effective October 1, 2002 prepared by AJM which reports on the reserves attributable to the Nycan Properties;

d. **"APF Acquisition Trust Indenture"** means the trust indenture dated May 30, 2002 between APF Management, now APF Energy, and Geoffrey Paskuski;

e. **"APF Acquisition Trust Management Agreement"** means the agreement dated May 30, 2002 between APF Management, now APF Energy, and Geoffrey Paskuski, as trustee of APF Acquisition Trust, pursuant to which APF Acquisition Trust and Geoffrey Paskuski retained APF Management to provide certain administrative and support services in connection with APF Acquisition Trust and investments of APF Acquisition Trust;

f. **"APF Energy"** means APF Energy Inc.;

g. **"APF Management"** means APF Energy Management Inc., the former manager of APF Energy, the Trust, APF Acquisition Trust and APF Partnership, and which was amalgamated with APF Energy and 1014621 Alberta Ltd. effective January 3, 2003;

h. **"APF Partnership"** means APF Energy Limited Partnership, a limited partnership formed in the Province of Alberta pursuant to the Limited Partnership Agreement;

i. **"APF Parties"** means, collectively, the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and **"APF Party"** means any one of them;

j. **"Applicable Securities Laws"** means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

k. **"ASC"** means the Alberta Securities Commission;

l. **"Business Day"** means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

m. **"CanScot"** means CanScot Resources Ltd., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy;

n. **"CanScot Properties"** means the oil and gas properties of CanScot acquired by APF Energy upon completion of the acquisition of the shares of CanScot;

o. **"Closing Date"** means February 4, 2004;

p. **"Closing Time"** means 6:15 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

q. **"Debentures"** means the convertible unsecured subordinate debentures of the Trust issued pursuant to the terms of the Debenture Indenture;

r. **"Debenture Indenture"** means the trust indenture dated as of July 3, 2003 between the Trust and Computershare Trust Company of Canada, governing the terms and conditions of the Debentures;

s. **"Documents"** means, collectively:

i. the AIF including management's discussion and analysis for the year ended December 31, 2002 incorporated therein;

ii. the short form prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

iii. the Information Circular;

iv. the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

v. management's discussion and analysis for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

vi. the audited consolidated financial statements of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 annual report;

vii. the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

viii. the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon; and

ix. the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

x. the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

xi. the material change report of the Trust dated March 19, 2003 relating to the pre-offer agreement between APF Energy and Nycan;

xii. the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

xiii. the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

xiv. the material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan;

xv. the material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of Debentures;

xvi. the material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of Debentures;

xvii. the material change report of the Trust dated August 11, 2003 relating to an offer to acquire all of the common shares of CanScot; and

xviii. the material change report of the Trust dated September 26, 2003 relating to the acquisition of all of the common shares of CanScot.

t. **"Exchange"** means the Toronto Stock Exchange;

u. **"GLJ"** means Gilbert Laustsen Jung Associates Ltd., independent geological and petroleum engineering consultants of Calgary, Alberta;

v. **"GLJ Hawk Report"** means the report of GLJ dated October 30, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Hawk, mechanically updated to January 1, 2003 using GLJ's January 1, 2003 pricing;

w. **"GLJ APF Report"** means the independent engineering evaluation dated February 10, 2003 prepared by GLJ, effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership, using GLJ's January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July 2002 provided by APF Energy to GLJ;

x. **"GP Management Agreement"** means the agreement dated May 30, 2002 among The Trust Company of Bank of Montreal (Computershare Trust Company of Canada, as successor), as trustee for and on behalf of the Trust, APF Energy and 990009 Alberta Inc., as general partner of APF Partnership, pursuant to which 990009 Alberta Inc., on behalf of APF Partnership, retained APF Energy to provide management, advisory and administrative services to the Partnership;

y. **"Hawk"** means Hawk Oil Inc., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy;

z. **"Hawk Financial Statements"** means the audited comparative financial statements of Hawk for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors thereon;

aa. **"Hawk Properties"** means the oil and gas properties of Hawk acquired by APF Energy upon the completion of the acquisition of the shares of Hawk;

bb. **"Information Circular"** means the information circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of unitholders of the Trust held on June 11, 2003, excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance";

cc. **"Kinwest"** means Kinwest Resources Inc., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy and Sellco on May 30, 2002;

dd. **"Kinwest and Sellco Properties"** means, collectively, the Sellco Properties and the oil and gas properties of Kinwest acquired by APF Energy on May 30, 2002, on the acquisition of all of the shares of Kinwest and Sellco;

ee. **"Kinwest Financial Statements"** means the audited financial statements of Kinwest for the fiscal years ended December 31, 2001, 2000 and 1999, together with the report of the auditors thereon and the unaudited financial statements of Kinwest for the five month period ended May 30, 2002;

ff. **"Limited Partnership Agreement"** means the amended and restated limited partnership agreement dated as of May 30, 2002 between 990009 Alberta Inc. and APF Acquisition Trust, by its manager APF Management, now APF Energy;

gg. **"Material Agreements"** means, collectively, the Trust Indenture, the APF Acquisition Trust Indenture, the Limited Partnership Agreement, the Royalty Agreements, the GP Management Agreement, the APF Acquisition Trust Management Agreement and the Debenture Indenture;

hh. **"McDaniel"** means McDaniel & Associates Consultants Ltd., independent petroleum engineering consultants of Calgary, Alberta;

ii. **"McDaniel CanScot Reports"** means the reports of McDaniel & Associates Consultants Ltd. effective January 1, 2003 evaluating the crude oil, natural gas and natural gas liquid reserves attributable to the principal properties of CanScot, Jubilee Resources Inc. and Tika Energy Inc.;

jj. **"MRRS Procedures"** shall have the meaning ascribed thereto in paragraph 3 hereof;

kk. **"NI 44-101"** means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

ll. **"Nycan"** means Nycan Energy Corp., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy;

mm. **"Nycan Financial Statements"** means the audited comparative financial statements of Nycan for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon and the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

nn. **"Nycan Properties"** means the oil and gas properties of Nycan acquired by APF Energy upon the completion of the acquisition of the shares of Nycan;

oo. **"Offered Units"** has the meaning assigned thereto above;

pp. **"Option Units"** has the meaning assigned thereto above;

qq. **"Permitted Investments"** has the meaning assigned thereto in the Trust Indenture;

rr. **"Preliminary Prospectus"** means the preliminary short form prospectus and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference;

ss. **"Primary Units"** has the meaning assigned thereto above;

tt. **"Properties"** means those working interests or other interests in oil and natural gas properties as may be held from time to time by APF Energy and APF Partnership and the tangible depreciable property and miscellaneous interests relating thereto;

uu. **"Prospectus"** means the final short form prospectus and any amendments thereto, in respect of the distribution of the Offered Units, in the English and French languages, including the documents incorporated by reference;

vv. **"Public Record"** means all information filed by or on behalf of the Trust with the Securities Commissions, including without limitation, the Documents, the Trust's Financial Statements, together with the Kinwest Financial Statements, the Sellco Financial Statements, the Sellco Properties Operating Statements, the Hawk Financial Statements, the Nycan Financial Statements, the Preliminary Prospectus and the Prospectus and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

ww. **"Qualifying Provinces"** means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

xx. **"Royalty"** means an entitlement to 99% of the Royalty Income (as defined in the Royalty Agreements) derived from the Properties pursuant to the Royalty Agreements;

yy. **"Royalty Agreements"** means, collectively:

i. the royalty agreement dated as of December 17, 1996, as amended and restated effective May 29, 1998, further amended and restated effective May 26, 2000, further amended and restated effective June 6, 2001 and further amended and restated effective June 11, 2003, entered into between the Trustee, as trustee for and on behalf of the Trust and APF Energy; and

ii. the royalty agreement dated May 30, 2002, as amended, entered into between 990009 Alberta Inc., as general partner of APF Partnership, and Computershare Trust Company of Canada, in its capacity as trustee of the Trust;

zz. **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

aaa. **"Sellco"** means 987687 Alberta Ltd., a corporation which existed under the *Business Corporations Act* (Alberta) and which was amalgamated with APF Energy and Kinwest on May 30, 2002;

bbb. **"Sellco Financial Statements"** means the unaudited financial statements of Sellco for the five month period ended May 30, 2002;

ccc. **"Sellco Properties"** means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest;

ddd. **"Sellco Properties Operating Statements"** means the audited operating statements for the Sellco Properties for the year ended December 31, 2001, together with the report of the auditors thereon;

eee. **"Selling Dealer Group"** means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

fff. **"Trustee"** means Computershare Trust Company of Canada, as trustee of the Trust;

ggg. **"Trust Indenture"** means the amended and restated trust indenture dated January 3, 2003 between the Trustee and APF Energy;

hhh. **"Trust Units"** means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

iii. **"Trust's counsel"** means Parlee McLaws LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

jjj. **"Trust's Financial Statements"** means, collectively:

i. the audited consolidated financial statements of the Trust for the fiscal years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon;

ii. the unaudited consolidated financial statements of the Trust for the nine months ended September 30, 2003 and 2002; and

iii. the pro forma consolidated statements of operations and cash distributions of the Trust for the year ended December 31, 2002 and the nine months ended September 30, 2003;

kkk. **"Underwriters' counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

"misrepresentation", **"material change"** and **"material fact"** shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, **"distribution"** means **"distribution"** or **"distribution to the public"**, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and **"distribute"** has a corresponding meaning.

2. Fee

In consideration for their services in underwriting the distribution to the public in the Qualifying Provinces and the purchasing of the Primary Units (and Option Units, if any), the Trust agrees to pay the Underwriters on the Closing Date, if the Underwriters so purchase the Offered Units, a fee of $0.58 per Offered Unit for each Offered Unit purchased by the Underwriters (being an aggregate amount of $2,262,000, before giving effect to the exercise of the Underwriters' Option and $2,763,700 if the Underwriters' Option is exercised in full), payable from the general funds of the Trust. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided. The Trust also agrees to pay the Underwriters' expenses incurred in connection with the underwriting as set forth in paragraph 10 hereof.

3. Qualification for Sale

The Trust shall elect and comply in all respects with the mutual reliance review system and procedures (the "MRRS Procedures") provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System and shall select the Province of Alberta as the principal jurisdiction under the MRRS Procedures. Such compliance shall be made within the following time limits:

a. the Preliminary Prospectus and related documents shall have been filed with the ASC, as principal jurisdiction no later than 5:00 p.m. (Calgary time) on January 19, 2004, and an "MRRS review document" (as such term is defined in the MRRS Procedures) from the ASC evidencing that a receipt dated January 19, 2004 for the Preliminary Prospectus in each of the Qualifying Provinces shall be obtained and delivered to the Underwriters no later than 10:00 a.m. (Calgary time) on January 20, 2004; and

b. the Prospectus and related documents shall be filed no later than 5:00 p.m. (Calgary time) on January 27, 2004, and a final MRRS review document receipt from the ASC evidencing that a receipt dated January 27, 2004 for the Prospectus in each of the Qualifying Provinces shall be obtained and delivered to the Underwriters no later than 10:00 a.m. (Calgary time) on January 28, 2004;

and the Trust shall have taken all other steps and proceedings as may be necessary to enable the Offered Units to be offered and sold to the public in all of the Qualifying Provinces through the Underwriters or any other registrant who complies with the relevant provisions of Applicable Securities Laws.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered to the Underwriters the documents set out below at the respective times indicated:

a. As soon as they are available and upon request of the Underwriters, copies of the Preliminary Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

b. As soon as they are available and upon request of the Underwriters, copies of the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces, including copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

c. As soon as they are available and upon request of the Underwriters, copies of any amendment to the Prospectus required to be filed under the Applicable Securities Laws of any of the Qualifying Provinces, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

d. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Trust's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in

form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust and have found such information and percentages to be in agreement, which comfort letter shall be based on such auditors' review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

e. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from Kinwest's and Sellco's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of Kinwest, the Sellco Properties and Sellco, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on such auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

f. Prior to the filing of the Prospectus with the Securities Commission, a "comfort letter" from Hawk's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of Hawk and have found such information and percentages to be in agreement, which comfort letter shall be based on Hawk's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

g. Prior to the filing of the Prospectus with the Securities Commission, a "comfort letter" from Nycan's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of Nycan and have found such information and percentages to be in agreement, which comfort letter shall be based on Nycan's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

h. At the time of delivery to the Underwriters of the Prospectus, the Trust shall deliver to the Underwriters:

   i. an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the auditors of the Trust, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

   ii. a letter from the auditors of the Trust, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Prospectus in form acceptable to the Underwriters, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(h)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language version thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any amendment to the Prospectus and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such delivery shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Prospectus and any amendment to the Prospectus and the documents incorporated therein by reference in connection with the offering and sale to the public of the Offered Units.

5. Commercial Copies

a. The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on January 20, 2004 have caused to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus in such numbers and in Vancouver, Calgary, Toronto and Montreal as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents;

b. The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the earlier of the first Business Day following the filing of the Prospectus pursuant to paragraph 3(b) and January 28, 2004 cause to be delivered to the Underwriters, without charge, commercial copies of the Prospectus in such numbers and in Vancouver, Calgary, Toronto and Montreal as the Underwriters may reasonably request by written instructions to the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

c. The Trust shall cause to be provided to the Underwriters such number of copies of any amendment to the Preliminary Prospectus or Prospectus and any documents incorporated by reference in the Preliminary Prospectus or Prospectus as the Underwriters may reasonably request.

6. Material Change

a. During the period of distribution of the Offered Units, the APF Parties will promptly inform the Underwriters of the full particulars of:

   i. any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of any of the APF Parties or their respective properties, assets or subsidiaries, or affecting the ability of APF Energy to manage the Trust, APF Energy, APF Acquisition Trust or APF Partnership;

   ii. any change in any material fact contained or referred to in the Prospectus; and

   iii. the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

      A. render the Prospectus untrue, false or misleading in a material respect;

      B. result in a misrepresentation in the Prospectus; or

      C. result in the Prospectus not complying with Applicable Securities Laws,

   provided that if the APF Parties are uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the APF Parties shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

b. During the period of distribution of the Offered Units, the APF Parties will promptly inform the Underwriters of the full particulars of:

   i. any request of any Securities Commission for any amendment to the Prospectus or any other part of the Public Record or for any additional information;

ii. the issuance by any Securities Commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or of the institution or threat of institution of any proceedings for that purpose; and

iii. the receipt by any of the APF Parties of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Units;

c. The APF Parties will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws of the Qualifying Provinces with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) hereof and the APF Parties will prepare and file promptly at the Underwriters' request any amendment to the Prospectus which in the Underwriters' opinion, acting reasonably, may be necessary or advisable to comply with Applicable Securities Laws; and

d. During the period of distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

i. any financial statement of the Trust or any other APF Party;

ii. any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

iii. any press release of the Trust.

7. Representations of the APF Parties

a. Each delivery of the Prospectus pursuant to paragraph 4 shall constitute a representation and warranty to the Underwriters by each of the APF Parties (and each of the APF Parties hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

i. all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Prospectus, including the documents incorporated by reference, as the case may be:

A. are at the respective dates of such documents, true and correct in all material respects;

B. contain no misrepresentation; and

C. constitute full, true and plain disclosure of all material facts relating to the APF Parties and the Offered Units; and

ii. the Prospectus, including the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) and except to the extent of exemptions obtained from various Applicable Securities Laws in Québec; and

b. In addition to the representations and warranties contained in clause (a) hereof, each of the APF Parties jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations and warranties in entering into this agreement, that:

i. the Trust has been properly created and organized and is valid and subsisting as a trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

ii. APF Acquisition Trust has been properly created and organized and is valid and subsisting as a trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

iii. APF Partnership has been properly created and organized and is valid and subsisting as a limited partnership under the laws of the Province of Alberta and has all requisite authority and power to carry on its business as described in the Preliminary Prospectus and to own and administer its properties and assets;

iv. each of APF Energy and 990009 Alberta Inc. has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Preliminary Prospectus and to own, lease and operate its properties and assets as described in the Preliminary Prospectus;

v. each of APF Energy and 990009 Alberta Inc. is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including owning the Royalty, Permitted Investments and cash in each jurisdiction where it carries on such activities;

vi. each of APF Acquisition Trust and APF Partnership is qualified to carry on its activities in each jurisdiction where it carries on such activities;

vii. neither the Trust nor APF Energy has any subsidiaries (as defined in the *Business Corporations Act* (Alberta) (the "Alberta Act")) other than in the case of the Trust, APF Energy, 990009 Alberta Inc., 829117 Alberta Inc., APF Acquisition Trust and APF Partnership and in the case of APF Energy, APF Energy (USA) Inc., Aquarius Ventures Inc., Lombardy Farms Inc., Alliance Resources Inc., Cheetah Energy Inc., Nycan-Diaz Oil & Gas Partnership, Chase Exploration Program 1979, Chase Exploration Program No. 3, Peregrine Petroleum, Inc., Jubillee Resources (USA) Inc. and Tika Energy Inc. and neither the Trust, APF Energy, APF Acquisition Trust, nor APF Partnership is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the Alberta Act), other than an APF Party, APF Energy (USA) Inc., Aquarius Ventures Inc., Lombardy Farms Inc., Alliance Resources Inc., Cheetah Energy Inc., Nycan-Diaz Oil & Gas Partnership, Chase Exploration Program 1979, Chase Exploration Program No. 3, Peregrine Petroleum, Inc., Jubillee Resources (USA) Inc. and Tika Energy Inc. or has any direct or indirect interest in any other person, body corporate, partnership or joint venture;

viii. the Trust is a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada) and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Royalty and other property in which a "mutual fund trust" is permitted by the *Income Tax Act* (Canada) to invest, and will not carry on any other business;

ix. all of the issued and outstanding shares in the capital of APF Energy are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the shares to secure APF Energy's credit facility, and no person holds any securities convertible into shares of APF Energy or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of APF Energy;

x. all of the issued and outstanding units in the capital of APF Acquisition Trust are fully paid and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interest, encumbrances, claims or demands whatsoever, except for the pledge of the units to secure APF Energy's credit facility, and no person holds any securities convertible into units of APF Acquisition Trust or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of APF Acquisition Trust;

xi. all of the issued and outstanding shares in the capital of 990009 Alberta Inc. are fully paid and non-assessable and legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the shares to secure APF Energy's credit facility, and no person holds any securities convertible into shares of 990009 Alberta Inc. or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of 990009 Alberta Inc.;

xii. all of the issued and outstanding units in the capital of APF Partnership are fully paid and legally and beneficially owned by the Trust and APF Acquisition Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, except for the pledge of the units to secure APF Energy's credit facility, and no person holds any securities convertible into units of APF Partnership or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued units of APF Partnership;

xiii. the Trust has full power and authority to issue the Offered Units and, at the Closing Date the Offered Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

xiv. none of the APF Parties is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the APF Parties or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any of the Material Agreements, any term or provision of the articles, by-laws or resolutions of any of the APF Parties, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which any of the APF Parties is a party or by which any of the APF Parties is bound, or any judgment, decree, order, statute, rule or regulation applicable to any of the APF Parties which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of any of the APF Parties or their respective properties or assets;

xv. each of the APF Parties party hereto has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by each of such APF Parties and this agreement is a legal, valid and binding obligation of each of such APF Parties enforceable against each of such APF Parties in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, which are available only in the discretion of the applicable court;

xvi. there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of any of the APF Parties from the position set forth in the Trust's Financial Statements, excluding the pro-forma consolidated statements, except as disclosed in or contemplated by the Preliminary Prospectus and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of any of the APF Parties since December 31, 2002 except as disclosed in or contemplated by the Preliminary Prospectus; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of any of the APF Parties which have not been disclosed in the Public Record;

xvii. to the knowledge of the APF Parties, non-residents of Canada do not own more than 35% of the issued and outstanding Trust Units;

xviii. the description of the assets and liabilities of the APF Parties set forth in the Trust's Financial Statements, excluding the pro-forma consolidated statements, fairly present, in accordance with generally accepted accounting principles in Canada, the financial position and condition of the APF Parties as at the dates thereof and reflect all liabilities (absolute, accrued, contingent or otherwise) of the APF Parties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada;

xix. to the knowledge of the APF Parties, the Kinwest Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Kinwest as at the dates thereof and results of the operations of Kinwest for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Kinwest as at the dates thereof;

xx. to the knowledge of the APF Parties, the Sellco Properties Operating Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and operating expenses of the Sellco Properties for the periods then ended;

xxi. to the knowledge of the APF Parties, the Sellco Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Sellco as at the dates thereof and results of the operations of Sellco for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Sellco as at the dates thereof;

xxii. to the knowledge of the APF Parties, the Hawk Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Hawk as at the dates thereof and results of the operations of Hawk for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Hawk as at the dates thereof;

xxiii. to the knowledge of the APF Parties, the Nycan Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Nycan as at the dates thereof and results of the operations of Nycan for the periods then ended and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Nycan as at the dates thereof;

xxiv. the pro forma consolidated financial statements, including the notes thereto, of the Trust contained in the Preliminary Prospectus have been (A) prepared in accordance with Canadian generally accepted accounting principles consistently applied; and (B) prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained therein are suitably supported and consistent with the financial results of

the Trust, on a consolidated basis, Kinwest, Sellco, Hawk and Nycan, and such statements provide a reasonable basis for the compilation of the pro forma consolidated financial statements and such pro forma consolidated financial statements accurately reflect such assumptions;

xxv. no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Units hereunder, except such as may be required under the Applicable Securities Laws;

xxvi. there are no actions, suits, proceedings or inquiries pending or (as far as any of the APF Parties are aware) threatened against or affecting any of the APF Parties at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of any of the APF Parties or their respective properties and assets or which affects or may affect the distribution of the Offered Units or the granting of the Royalty by APF Energy and APF Partnership to the Trust;

xxvii. each of the APF Parties has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Preliminary Prospectus;

xxviii. each of the Material Agreements is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

and each of the APF Parties, as applicable, are in compliance with the terms of such Material Agreements and no APF Party is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

xxix. the information and statements set forth in the Public Record and filed by or on behalf of the Trust were, and to the best of the knowledge of the APF Parties, all other information and statements set forth in the Public Record were, true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

xxx. the authorized capital of the Trust consists of 500,000,000 Trust Units and an unlimited number of special voting units of which 34,301,377 Trust Units and no special voting units are issued and outstanding;

xxxi. no person holds any securities convertible or exchangeable into Trust Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or other securities of the Trust except for, Trust Units issuable pursuant to the terms of the Debentures, 130,913 Trust Units issuable on exercise of options granted to directors, officers and employees of APF Energy pursuant to the Trust's trust unit incentive plan, 1,829,320 Trust Units issuable on exercise of rights granted to directors, officers and employees of APF Energy pursuant to the Trust's trust unit incentive rights plan and rights issuable under the Trust's unitholders rights plan described in the Information Circular;

xxxii. no Securities Commission nor the Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as any of the APF Parties are aware) threatened, and the Trust is not in default of any material requirement of Applicable Securities Laws;

xxxiii. Computershare Trust Company of Canada at its principal office in the cities of Calgary, Toronto and Montréal, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units, and it is the duly appointed trustee under the Debenture Indenture, and at its principal office in the cities of Calgary, Toronto and Montreal is the duly appointed transfer agent of the Debentures;

xxxiv. the minute books of each of the APF Parties are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the APF Parties;

xxxv. other than as provided for in this agreement, none of the APF Parties has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

xxxvi. the issued and outstanding Trust Units are listed and posted for trading on the Exchange;

xxxvii. the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Québec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces Manitoba and New Brunswick;

xxxviii. the Trust is qualified to use NI 44-101 in the Qualifying Provinces and the simplified prospectus rules of the *Securities Act* (Québec) and is not in default thereunder;

xxxix. the definitive form of certificate for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

xl. APF Energy has made available to GLJ, prior to the issuance of the GLJ APF Report, for the purpose of preparing the GLJ APF Report, all information requested by GLJ, which information does not contain any material misrepresentation. None of the APF Parties has any knowledge of a material adverse change in any reserves information provided to GLJ since the date that such information was so provided. Each of the APF Parties believes that the GLJ APF Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Properties evaluated in such report as at January 1, 2003 and none of the APF Parties believes that the GLJ APF Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report);

xli. each of the APF Parties believes that the GLJ Hawk Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Hawk Properties evaluated in such report as at October 1, 2002 and none of the APF Parties believes that the GLJ Hawk Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report);

xlii. each of the APF Parties believes that the AJM Nycan Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the Nycan Properties evaluated in such report as at October 1, 2002, provided the reader accepts AJM's methodology of

deescalating operating costs over time, and none of the APF Parties believes that the AJM Nycan Report overstates the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such report), provided the reader accepts AJM's methodology of deescalating operating costs over time;

xliii. each of the APF Parties believes that the McDaniel CanScot Reports reasonably present the quantity and pre-tax present worth values of the oil and gas reserves associated with the CanScot Properties evaluated in such reports as at January 1, 2003 and none of the APF Parties believes that the McDaniel CanScot Reports overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom as at the date thereof (or as at the date hereof, except as may be attributable to production since the date of such reports);

xliv. none of the APF Parties is aware of any defects, failures or impairments in the title of any APF Party to the oil and gas properties disclosed in the Preliminary Prospectus, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of oil and gas reserves associated with the Properties as at January 1, 2003, as disclosed in the Preliminary Prospectus; (B) the quantity and pre-tax present worth values of oil and gas reserves associated with the Hawk Properties as at October 1, 2002, as disclosed in the Preliminary Prospectus; (C) the quantity and pre-tax present worth values of oil and gas reserves attributed to the Nycan Properties as at October 1, 2002 as shown in the AJM Nycan Report; (D) the quantity and pre-tax present worth values of oil and gas reserves attributed to the CanScot Properties as at January 1, 2003 as shown in the McDaniel CanScot Reports; (E) the current production volumes of APF Energy; (F) the current production volumes of APF Partnership; (G) the current cash flow of APF Energy; or (H) the current cash flow of APF Partnership;

xlv. the Trust has good and marketable title to the Trust Fund (as defined in the Trust Indenture) and the Royalty and APF Acquisition Trust has good and marketable title to the Trust Fund (as defined in the APF Acquisition Trust Indenture), in each case free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Preliminary Prospectus;

xlvi. with such exceptions as are not material to the Trust, each of the APF Parties has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by any APF Party and to the best of the knowledge, information and belief of the APF Parties there are no actions, suits, proceedings, investigations or claims threatened or pending against any APF Party in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

xlvii. the Trust will declare a distribution per Trust Unit of $0.175 for the month of January 2004 payable on or about February 16, 2004 and the Trust will have sufficient funds to pay such distribution; and

xlviii. APF Energy has the necessary power and authority to execute and deliver the Preliminary Prospectus on behalf of the Trust and all requisite action has been taken by APF Energy to authorize the execution and delivery by it of the Preliminary Prospectus.

8. Indemnity

a. Each of the APF Parties executing this Agreement (collectively, the "**Indemnifying Parties**"), jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders, partners and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders, partners or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders, partners or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

i. any information or statement contained in the Preliminary Prospectus or Prospectus or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

ii. any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters or the Underwriters' counsel expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, or any other part of the Public Record;

iii. any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

iv. any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

v. any breach of, default under or non-compliance by any of the APF Parties with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of any APF Party hereunder or pursuant hereto;

provided that none of the Indemnifying Parties shall be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise directly or indirectly by reason of the breach by any such Underwriter of any of its covenants herein provided for or of Applicable Securities Laws or other laws in connection with the transaction contemplated herein;

b. If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraph, such person or corporation (the "**Indemnified Person**") shall notify the Indemnifying Parties (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement

may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) but the fees and expenses of such counsel shall be at the expense of the Indemnified Person unless:

i. the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

ii. the Indemnifying Parties shall not have taken the defence of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

iii. the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

c. Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters.

d. If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record or the Offered Units or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record or the Offered Units and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer, partner or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

e. The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

f. The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders, partners and employees under this section 8 and under section 9 with respect to all such agents, directors, officers, shareholders and employees.

g. The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

h. The rights of indemnity contained in this section 8 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

i. If the Indemnifying Parties have assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Parties.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

a. in such proportion as is appropriate to reflect the relative benefit received by the Trust on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Offered Units; or

b. if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Trust (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such

liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters under this section 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including GST) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Units shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, the fees and expenses of the auditors, engineers and other outside consultants of the Trust and the other APF Parties, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

11. Termination

a. The Underwriters, or any of them, may terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

   i. any order to cease or suspend trading in any securities of the Trust or prohibiting or restricting the distribution of the Offered Units is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

   ii. any inquiry, investigation (whether formal or informal) or other proceeding in relation to any APF Party or any of the directors or senior officers of APF Energy or 990009 Alberta Inc. is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof materially adversely affects the trading or distribution of the Offered Units;

   iii. there shall have occurred any adverse material change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of APF Energy, or in the business, operations, capital or condition (financial or otherwise) of any APF Party or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the APF Parties;

   iv. there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any

other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of any of the APF Parties, such that it would not be practical (in the sole opinion of the Underwriters) to market the Offered Units;

v. the Underwriters shall become aware of any adverse material change with respect to any of the APF Parties which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof; or

vi. any of the APF Parties shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

b. The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraphs 12 or 17 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraphs 12 or 17 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance; and

c. Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust under paragraphs 8, 9, 10 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

12. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Units to be sold at the Closing Time shall be conditional upon all representations and warranties and other statements of the APF Parties herein being, at and as of the Closing Time true and correct, the APF Parties having performed, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

a. Favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Units, the APF Parties and the transactions contemplated hereby, including, without limitation, that:

i. the Trust has been properly created and is valid and subsisting as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

ii. the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

iii. the Trust has, as of the Closing Time, the full legal right, power and authority to issue the Offered Units;

iv. each of APF Energy and 990009 Alberta Inc. has been duly incorporated, is validly subsisting and is current and up-to date in respect of all corporate filings required under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

v. APF Acquisition Trust has been properly created and is valid and subsisting as a trust under the laws of the Province of Alberta and having Geoffrey Paskuski as its trustee;

vi. the Trust is the registered and beneficial holder of all of the issued and outstanding trust units of APF Acquisition Trust, all of which have been duly authorized and validly issued;

vii. APF Acquisition Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

viii. APF Partnership has been properly created and is valid and subsisting as a limited partnership under the laws of the Province of Alberta and having 990009 Alberta Inc. as its general partner with a 1% interest in APF Partnership and APF Acquisition Trust, through its trustee, is the limited partner of APF Partnership with a 99% interest in APF Partnership;

ix. APF Partnership has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectus;

x. the Trust is the registered and beneficial holder of all issued and outstanding shares of APF Energy, all of which have been duly authorized and validly issued as fully paid and non-assessable;

xi. the Trust is the registered and beneficial holder of all issued and outstanding shares of 990009 Alberta Inc., all of which have been duly authorized and validly issued as fully paid and non-assessable;

xii. each of the APF Parties has all necessary trust, corporate or partnership power and authority to enter into this agreement and the Material Agreements to which it is a party and to perform its obligations, as applicable, set out herein and therein, and this agreement and the Material Agreements have been duly authorized, executed and delivered by each of the APF Parties party thereto, as applicable, and constitute legal, valid and binding obligations of each of the APF Parties party thereto, as applicable, enforceable against such APF Parties, as applicable, in accordance with their respective terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

xiii. the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the APF Parties party hereto, and the performance of and compliance with the terms of this agreement by each of the APF Parties party hereto does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Material Agreements, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of any APF Party, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which any APF Party is a party or by which it is bound, of which such counsel is aware;

xiv. the form and terms of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and comply with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

xv. the Offered Units have been duly and validly created, allotted and issued as fully paid and non-assessable Trust Units of the Trust;

xvi. the Trust and the attributes of the Trust Units conform in all material respects with the description thereof contained in the Prospectus;

xvii. the Offered Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectus;

xviii. all Applicable Securities Laws, corporate laws, and other laws applicable to the Trust in connection with the creation, offering, issuance and sale of the Offered Units have been complied with, assuming distribution by registrants who comply with the relevant provisions of Applicable Securities Laws and all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws;

xix. the Trust is a "reporting issuer" not included in the list of defaulting reporting issuers under the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

xx. each of the Trust and APF Energy have the necessary power and authority to execute and deliver the Prospectus and all necessary action has been taken by each of the Trust and APF Energy to authorize the execution and delivery by it of the Prospectus and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

xxi. subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the *Income Tax Act* (Canada) to persons resident in Canada who hold Offered Units as capital property and who deal at arm's length with the Trust and the Underwriters;

xxii. the Trust qualifies as a "unit trust" and a "mutual fund trust" under the *Income Tax Act* (Canada);

xxiii. all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Québec;

xxiv. the Offered Units are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof, will be posted for trading on the Exchange;

xxv. Computershare Trust Company of Canada, at its principal offices in Calgary, Toronto and Montréal, has been duly appointed the transfer agent and registrar for the Trust Units and the Debentures, and has been duly appointed the trustee under the Debenture Indenture;

and an opinion as to the authorized and issued capital of the Trust including an opinion as to securities of the Trust issuable pursuant to any agreement, warrant, option or right for the purchase of any unissued securities of the Trust and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel (including United States legal counsel, if applicable) acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the APF Parties, the transfer agent and the auditors of the Trust as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the APF Parties and the Trust Units, including the issuance of the Offered Units;

b. A certificate of each of the APF Parties party hereto dated the Closing Date addressed to the Underwriters and signed on behalf of such APF Parties by the President and Chief Financial Officer of APF Energy or

such other officers or directors of APF Energy satisfactory to the Underwriters, acting reasonably, certifying that:

i. each of the APF Parties party hereto has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

ii. the representations and warranties of the APF Parties party hereto set forth in this agreement are true and correct in all material respects at the Closing Time as if made at such time;

iii. no event of a nature referred to in sections 6(a), 6(b), 11(a)(i), 11(a)(ii) or 11(a)(iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

iv. no adverse material change or adverse change in any material fact has occurred in the business, operations, capital or condition (financial or otherwise) of any of the APF Parties or the respective properties, assets or obligations (absolute, accrued, contingent or otherwise) of the APF Parties;

v. there has not been announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof which change could be expected to have a significant adverse effect on the market price, value or marketability of the Offered Units; and

vi. none of the APF Parties party hereto is in breach or default under or non-compliance with any representation, warranty, covenant or condition of this agreement;

and the Underwriters shall have no knowledge to the contrary;

c. Comfort letters of the auditors of the Trust, Kinwest, Sellco, Hawk and Nycan addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraphs 4(d), 4(e), 4(f) and 4(g) hereof up to the Closing Time, which comfort letters shall be based on a review having a cut off date not more than two Business Days prior to the Closing Date;

d. Evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the Exchange not later than the close of business on the last Business Day preceding the Closing Date and shall be posted for trading as at the opening of business on the Closing Date; and

e. Such other certificates and documents as the Underwriters may request, acting reasonably.

13. Deliveries

The sale of the Offered Units shall be completed at the Closing Time at the offices of Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver to the Trust the amount of $45,240,000 (plus $11.60 for each Option Unit purchased on exercise of the Underwriters' Option) by wire transfer of immediately available funds to the order of the Trust, against delivery by the Trust of:

a. the opinions, certificates and documents referred to in paragraph 12;

b. definitive certificates representing, in the aggregate, all of the Offered Units registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time; and

c. a certified cheque or bank draft payable to Scotia Capital Inc. in the amount of $2,262,000 (plus $0.58 for each Option Unit purchased on exercise of the Underwriters' Option), representing the fee provided for in paragraph 2;

or the Underwriters may, in their discretion, deliver a wire transfer to the order of the Trust for the net amount in respect of the Offered Units and the amount referred to in (c) above.

14. Due Diligence

The APF Parties shall allow the Underwriters to participate fully in the preparation of the Prospectus and allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute the certificate in the Prospectus required to be executed by the Underwriters.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell, agree or offer to sell, announce an intention to sell, grant any option for the sale of any Trust Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, without the consent of Scotia Capital Inc. on behalf of the Underwriters after discussion therewith, such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting rights pursuant to the Trust's trust unit incentive rights plan described in the Preliminary Prospectus, the issuance of Trust Units on the exercise of rights or options of the Trust, the issuance of Trust Units pursuant to a reinvestment plan adopted for unitholders of the Trust or the issuance of Trust Units pursuant to the terms of the Debentures).

16. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the APF Parties or any one or more of them, be addressed to APF Energy, c/o Mr. Steven Cloutier, President and Chief Operating Officer, at the above address, Fax No. (403) 294-1074 with a copy to:

Parlee McLaws LLP
150 - 6th Avenue S.W.
Calgary, Alberta T2P 3Y7

Attention: Nancy Penner
Fax No.: (403) 294-7052

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric McFadden
Fax No.: (403) 298-4099

CIBC World Markets Inc.
Suite 900, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian Heald
Fax No.: (403) 260-0524

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J9

Attention: Robert B. Wonnacott
Fax No.: (403) 265-0543

BMO Nesbitt Burns Inc.
1400, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Danny C. Mah
Fax No.: (403) 515-1535

RBC Dominion Securities Inc.
1100, 888 – 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Brian K. Petersen
Fax No.: (403) 299-6900

Canaccord Capital Corporation
400, 409 – 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl B. Staddon
Fax No.: (403) 508-3866

Dundee Securities Corporation
3600, First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Ali B. Bhojani
Fax No.: (403) 264-6331

GMP Securities Ltd.
500 – 4th Avenue S.W., Suite 2300
Calgary, Alberta T2P 2V6

Attention: Sandy L. Edmonstone
Fax No.: (403) 543-3589

and a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Fred Davidson
Fax No.: (403) 260-0337

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

a. A communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

b. A communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

a. All terms, covenants and conditions of this agreement to be performed by the APF Parties shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Primary Units and Option Units, if any, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing; and

b. All terms and conditions of this agreement to be performed by the Underwriters shall be construed as conditions, and any breach or failure to comply with any material terms and conditions shall entitle the Trust to terminate its obligations to sell the Offered Units by written notice to that effect given to the Underwriters prior to the Closing Time. The Trust may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Trust only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

a. each of the Underwriters shall be obligated to purchase only the percentage of the total number of Primary Units (and Option Units, if any) set forth opposite their names set forth in this paragraph 19; and

b. if any of the Underwriters does not purchase its applicable percentage of the total number of Primary Units, the others who shall be willing and able to purchase their own applicable percentages of the total number of Primary Units shall be relieved of their obligations hereunder,

provided that, notwithstanding the provisions of paragraph (b) of this paragraph 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Trust Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Primary Units

(and Option Units, if applicable). Nothing in this paragraph 19 shall obligate the Trust to sell less than all of the Primary Units to the Underwriters.

The applicable percentage of the total number of Offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	37%
CIBC World Markets Inc.	16%
National Bank Financial Inc.	16%
BMO Nesbitt Burns Inc.	10%
RBC Dominion Securities Inc.	10%
Canaccord Capital Corporation	5%
Dundee Securities Corporation	5%
GMP Securities Ltd.	1%

20. Authority to Bind Underwriters

The APF Parties party hereto shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 19. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

The Underwriters covenant and agree with the Trust that they will:

a. conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all Applicable Securities Laws in the Qualifying Provinces and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

b. not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions; and

c. as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust and the Underwriters

The APF Parties: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of any of the APF Parties nor otherwise fiduciaries of any of the APF Parties; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent

that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the APF Parties party hereto and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee of the Trust, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Use of Proceeds

Each of the APF Parties party hereto hereby covenants and agrees to use the net proceeds of the sale of the Offered Units hereunder in accordance with the disclosure in the Preliminary Prospectus.

30. Distributions

The Trust agrees that until the Closing Date, it will not declare or pay out any distributions to unitholders of the Trust other than a distribution of $0.175 per Trust Unit and anticipated to be payable on or about February 16, 2004.

31. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the APF Parties or any of them.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

Per: (Signed) Mark Herman

CIBC WORLD MARKETS INC.

Per: (Signed) T. Timothy Kitchen

NATIONAL BANK FINANCIAL INC.

Per: (Signed) Robert B. Wonnacott

BMO NESBITT BURNS INC.

Per: (Signed) Shane C. Fildes

RBC DOMINION SECURITIES INC.

Per: (Signed) Brian K. Petersen

CANACCORD CAPITAL CORPORATION

Per: (Signed) Karl B. Staddon

DUNDEE SECURITIES CORPORATION

Per: (Signed) David P. Styles

GMP SECURITIES LTD.

Per: (Signed) Sandy L. Edmonstone

ACCEPTED AND AGREED to as of today.

APF ENERGY TRUST, by APF ENERGY INC.

Per: (Signed) Steven Cloutier

APF ACQUISITION TRUST, by APF ENERGY INC.

Per: (Signed) Steven Cloutier

APF ENERGY INC.

Per: (Signed) Steven Cloutier

APF ENERGY LIMITED PARTNERSHIP, by its General Partner, 990009 ALBERTA INC.

Per: (Signed) Steven Cloutier

990009 ALBERTA INC.

Per: (Signed) Steven Cloutier

Schedule "A" to an underwriting agreement dated January 19, 2004 among APF Energy Trust, APF Energy Inc., APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. as underwriters

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

a. **"Directed Selling Efforts"** means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Units and shall include, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Offered Units;

b. **"Documents"** means the U.S. Placement Memorandum of the Trust, if any;

c. **"Foreign Issuer"** means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States.

d. **"General Solicitation"** and **"General Advertising"** means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

e. **"Investment Company Act"** means the United States Investment Company Act of 1940, as amended;

f. **"Qualified Institutional Buyer"** means a "qualified institutional buyer" as defined in Rule 144A;

g. **"Regulation D"** means Regulation D adopted by the SEC under the U.S. Securities Act;

h. **"Regulation S"** means Regulation S adopted by the SEC under the U.S. Securities Act;

i. **"Rule 144A"** means Rule 144A adopted by the SEC under the U.S. Securities Act;

j. **"SEC"** means the United States Securities and Exchange Commission;

k. **"Selling Firms"** means the dealers and brokers other than the Underwriters, if any, who participate in the offer and sale of the Offered Units pursuant to the Underwriting Agreement;

l. **"Substantial U.S. Market Interest"** means "substantial U.S. market interest" as defined in Regulation S;

m. **"United States"** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

n. **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended; and

o. **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended.

2. The Underwriters severally but not jointly:

a. represent that their U.S. broker-dealer affiliates are Qualified Institutional Buyers and are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

b. acknowledge that the Offered Units have not been and will not be registered with the SEC under the U.S. Securities Act and are therefore "restricted securities" within the meaning of Rule 144 and that the Offered Units are being offered and sold pursuant to a prospectus under Canadian securities laws and in reliance upon an exemption from registration and a "safe harbour" provided by Regulation S (supplemented, in the case of offers and sales by the Underwriters or by members of the Selling Firms through their respective United States' affiliates to persons in the United States they reasonably believe to be Qualified Institutional Buyers, by the exemption from registration provided by Rule 144A);

c. agree that neither they, nor any member of the Selling Firms, nor any of their respective affiliates nor any person acting on behalf of any of the foregoing:

   i) have engaged or will engage in any Directed Selling Efforts with respect to the Offered Units,

   ii) except to the extent permitted by paragraph 3 of this Schedule "A", have made or will make (A) any offer to sell or solicitation of an offer to buy any of the Offered Units to any person in the United States, or (B) any sale of the Offered Units to any person unless (1) the seller of such Offered Units and any person acting on its behalf reasonably believe that at the time such person placed the order to purchase Offered Units, such person was outside the United States, and (2) such sale is otherwise in compliance with the applicable requirements of Regulation S,

   iii) have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act, or

   iv) have solicited or will solicit offers to buy, or offers to sell, the Offered Units by means of any form of General Solicitation or General Advertising in the United States or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act or which would otherwise cause the exemption afforded by Regulation S to be unavailable for offers and sales of the Offered Units pursuant to this agreement;

d. warrant that all offers and sales of the Offered Units in the United States will be effected by the U.S. broker-dealer affiliate of the lead underwriter or the U.S. broker-dealer affiliates of the Underwriters in accordance with all U.S. broker-dealer requirements;

e. agree that they have not used and will not use any written material other than the Documents (together with a United States covering memorandum relating to the offering in the United States), any document incorporated therein by reference, or a cover letter to accompany such documents, in a form approved by the Trust;

f. represent that immediately prior to transmitting the Documents to offerees, they had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer, and, on the date of this

representation, they continue to believe that each purchaser of the Offered Units is a Qualified Institutional Buyer;

g. represent that they informed each offeree that the Offered Units have not been and will not be registered under the U.S. Securities Act and are being sold to them without registration under the U.S. Securities Act in reliance on Rule 144A; and

h. at closing they, together with the U.S. broker-dealer affiliates, will provide a certificate, substantially in the form of Exhibit 1 to this Schedule "A".

3. It is understood and agreed by the Underwriters that the Offered Units may be offered and sold by the Underwriters and members of the Selling Firms in the United States through their respective United States' affiliates pursuant only to the provisions of Rule 144A to persons who are or are reasonably believed by them to be Qualified Institutional Buyers in transactions meeting the requirements of Rule 144A and in compliance with any applicable state securities laws of the United States and all United States' state and federal laws governing the registration and conduct of securities brokers and dealers, provided that prior to any such sale, each purchaser shall have been provided with a copy of the Documents (and all amendments and supplements thereto and final forms thereof) and each such purchaser shall confirm in writing the matters set forth in Exhibit 2 hereto.

4. The Underwriters agree that they have caused or will promptly cause each member of the Selling Firms to acknowledge in writing its awareness of and agreement to be bound by, and shall use their best efforts to ensure that each member of the Selling Firms complies with, the provisions of this Schedule "A" in connection with all offers and sales of the Offered Units.

5. The Underwriters have not entered, and will not enter, into any contractual arrangement without the prior written consent of the Trust with respect to the distribution of the Offered Units, except

a. with their affiliates, or

b. with members of the Selling Firms in accordance with paragraph 4 of this Schedule "A", except that nothing in this Schedule "A" shall in any way restrict offers and sales in accordance with Rule 144A.

6. The Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. hereby represent and warrant to the Underwriters that:

a. the U.S. Placement Memorandum of the Trust, if any, at the date hereof, does not and at the Closing Date will not (and any amendment or supplement thereto or final form thereof, at the date thereof and at the Closing Date will not), contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances which they were made, not misleading;

b. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates (as defined in Rule 501(b) of Regulation D) (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no representation is made) has, directly or indirectly, made offers or sales of any security, or solicited offers to buy any security, under circumstances that would require the registration of the Offered Units under the U.S. Securities Act;

c. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates, nor any person acting on their behalf (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no representation is made) has engaged in any form of General Solicitation or General Advertising or otherwise made a public offering within the meaning of Section 4(2) of the U.S. Securities Act in connection with any offer or sale of the Offered Units in the United States;

d. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates, nor any person acting on their behalf (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no representation is made) has engaged in any Directed Selling Efforts with respect to the Offered Units;

e. the Trust is a Foreign Issuer;

f. the Trust reasonably believes that there is no Substantial U.S. Market Interest in the Offered Units or in any securities of the Trust which are of the same class as Offered Units;

g. the Trust is not and does not own or control an open-end investment company, unit investment trust or face amount certificate company that is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the United States Investment Company Act of 1940;

h. the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. have not, in connection with the offer and sale of the Offered Units, paid or agreed to pay to any person any compensation for soliciting another to purchase any securities of the Trust (except as contemplated by this agreement); and

i. the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. have not taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Trust to facilitate the sale or resale of the Offered Units.

7. The Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. covenant and agree with the Underwriters that:

a. if at any time prior to the completion of the sale of the Offered Units by the Underwriters, any event occurs as a result of which the Documents, as then amended or supplemented, would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it should be necessary to amend or supplement the Documents to comply with applicable law, the Trust will promptly notify the Underwriters of the same and will prepare and provide to the Underwriters an amendment or supplement which will correct such statement or omission or effect such compliance;

b. the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will not, and will not permit any of their Affiliates to, resell Offered Units of the Trust that have been acquired by any of them in the United States, or to or for the account or benefit of a U.S. person (within the meaning of Regulation S), or otherwise in a manner that would require such sale or the offering to be made by the Underwriters to be subject to the registration requirements of the U.S. Securities Act;

c. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates, nor any person acting on their behalf (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no covenant is given) will, directly or indirectly, make offers or sales of any security, or solicit offers to buy any security, under circumstances that would require the registration of the Offered Units under the U.S. Securities Act;

d. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates, nor any person acting on their behalf (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no covenant is given) will engage in any form of General Solicitation or General Advertising in connection with any offer or sale of the Offered Units in the United States;

e. so long as any of the Offered Units are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, the Trust will, during any period in which it is not subject to and in compliance with Section 13 or 15(d) of the U.S. Exchange Act or it is not exempt from such reporting requirements pursuant to and in compliance with Rule 12g3-2(b) under the U.S. Exchange Act, provide to each holder of such restricted securities and to each prospective purchaser (as designated by such holder) of such restricted securities, upon the request of such holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by such holders, from time to time of such restricted securities;

f. neither the Trust, APF Energy, APF Acquisition Trust, APF Partnership or 990009 Alberta Inc., nor any of their Affiliates, nor any person acting on their behalf (other than an Underwriter, a member of the Selling Firms, and their respective affiliates, in respect of which no covenant is given) will engage in any Directed Selling Efforts with respect to the Offered Units; and

g. for so long as the Trust Units are outstanding, the Trust will not become and will not own or control an open-end investment company, unit investment trust or face amount certificate company which is registered or required to be registered or a closed-end investment company required to be registered but not registered under Section 8 of the United States Investment Company Act of 1940.

EXHIBIT 1

UNDERWRITERS' CERTIFICATE

In connection with the offer and sale of the Offered Units of APF Energy Trust (the "Trust") to one or more U.S. institutional investors (the "U.S. Purchasers"), the undersigned Scotia Capital Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement dated as of January 19, 2004 among the Trust, APF Energy, APF Partnership, APF Acquisition Trust, 990009 Alberta Inc. and the Underwriters (the "Underwriting Agreement"), and Scotia Capital (USA) Inc. who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

1. the U.S. Placement Agent is a Qualified Institutional Buyer and a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Offered Units in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

2. they have not solicited offers for, or offers to sell, the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

3. each offeree was provided with a Preliminary Prospectus and the Prospectus, together with a U.S. covering memorandum relating to the offering of the Offered Units in the United States (together, the "Offering Documents") and they have not used and will not use any written material other than the Offering Documents;

4. immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was a qualified institutional buyer as defined in Rule 144A under the U.S. Securities Act (a "Qualified Institutional Buyer"), and, on the date hereof, we continue to believe that each purchaser of the Offered Units is a Qualified Institutional Buyer; and

5. the offering of the Offered Units in the United States has been conducted by us in accordance with the Underwriting Agreement.

Dated: ____________________, 2004

SCOTIA CAPITAL INC.	**SCOTIA CAPITAL (USA) INC.**
Per: ______________________	Per: ______________________
Name:	Name:
Title:	Title:

EXHIBIT 2

CERTIFICATE AND AGREEMENT OF QUALIFIED INSTITUTIONAL BUYER

TO: **Scotia Capital Inc. and Scotia Capital (USA) Inc.**

AND TO: **APF Energy Trust**

In connection with the purchase by the undersigned purchaser (the "Purchaser") of trust units (the "Trust Units") of APF Energy Trust (the "Trust") the Purchaser or the undersigned on behalf of the Purchaser, as the case may be, hereby certifies and agrees for the benefit of each of you that:

6. The Purchaser is a "qualified institutional buyer" as defined in Rule 144A under the United States Securities Act of 1933 (the "U.S. Securities Act").

7. The Purchaser has calculated the amount of securities owned or invested referred to above in accordance with Rule 144A under the U.S. Securities Act.

8. If the Purchaser is an investment company, the investment adviser named below is the investment adviser to the Purchaser and the person signing on behalf of the investment adviser is an executive officer of the investment adviser.

9. The person signing on behalf of the Purchaser is the chief financial officer or other executive officer of the Purchaser.

10. The Purchaser is aware that the Trust Units have not been and will not be registered under the U.S. Securities Act and that the sale to it of the Trust Units is being made in reliance on the exemption from such registration provided by Rule 144A, and the Purchaser certifies that: (a) it is and will be acquiring the Trust Units for its own account or for the account of another qualified institutional buyer; and (b) it has received all information, financial and other, with respect to the Trust which it has requested and to which it is entitled under the provisions of paragraph (d)(4) of Rule 144A.

11. The Purchaser understands and acknowledges that the Trust Units will not be and have not been registered under the U.S. Securities Act or the securities laws of any state of the United States, and are therefore "restricted securities" within the meaning of Rule 144, and that if in the future it shall decide to resell, pledge or otherwise transfer such securities, the same may be resold, pledged or otherwise transferred only (A) to the Trust, (B) in the United States, in accordance with Rule 144A to a person it reasonably believes is a Qualified Institutional Buyer that purchases for its own account or for the account of a Qualified Institutional Buyer and to whom notice is given that the offer, sale or transfer is being made in reliance on Rule 144A, (C) outside the United States, in accordance with Rule 904 of Regulation S and in compliance with applicable local laws and regulations, (D) in a transaction exempt from registration under the U.S. Securities Act pursuant to Rule 144 and in compliance with any applicable state securities laws of the United States, or (E) in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state securities laws, and it has furnished to the Trust an opinion of counsel of recognized standing reasonably satisfactory to the Trust to that effect;

12. The Purchaser understands that all securities sold in the United States as part of this offering will bear a legend to the following effect:

    THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF APF ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO APF ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, (D)

> PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (E) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION SATISFACTORY TO APF ENERGY TRUST.
>
> A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND APF ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

provided that if the securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Trust may prescribe from time to time):

> "The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of APF Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if the securities are being sold under Rule 144 of the Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to the Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

Date: ______________________, 2004

Print name of Purchaser

By: ______________________________

Print name: ______________________________

Title: ______________________________

and, if the Purchaser is an investment company, fill in below:

____

Print name of investment adviser

as investment adviser to the Purchaser, with respect to numbered paragraphs 1, 2 and 3 only

By: ______________________________

Print name: ______________________________

Title: ______________________________



Exemption Order # 82-5166

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

APF ENERGY TRUST

Receipt for a Preliminary Short Form Prospectus dated **January 19, 2004** relating to the securities of the above Issuer is hereby issued pursuant to section 60 of the Act.

DATED at Halifax, this **19th** day of **January, 2004**.

"Donna M. Goutho"

____
J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna M. Gouthro, Corporate
Finance Officer (Analyst)

NOTE: The issuance of this receipt is not construed as meaning that the adequacy of the Preliminary Short Form Prospectus and supporting material has been established. These are being reviewed by the Commission staff and initial comments will be furnished to you by letter as soon as practicable.

Project #606367



Commission
des valeurs mobilières
du Québec

Marché des capitaux

DÉCISION N° : 2004-MC-0161

NUMÉRO DE PROJET SÉDAR: 606367

VISA DE PROSPECTUS SIMPLIFIÉ PROVISOIRE

APF Energy Trust

Nom de l'émetteur

En application de l'article 20 de la Loi sur les valeurs mobilières, le visa est octroyé à votre prospectus simplifié provisoire du 19 janvier 2004.

Le 19 janvier 2004

Date du visa

(s) Marie-Christine Barrette

Marie -Christine Barrette
La chef du Service du financement des sociétés

/ale

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces in Canada [illegible] for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above–mentioned address and telephone number.*

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Preliminary Short Form Prospectus dated January 19, 2004

New Issue


A P F E N E R G Y T R U S T

$45,240,000
3,900,000 Trust Units
$11.60 Per Trust Unit

APF Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") 3,900,000 trust units (the "Trust Units") of the Trust at a price of $11.60 per Trust Unit.

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". The Trust has applied to list the Trust Units offered hereby on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX. On January 16, 2004, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $11.79 per Trust Unit. The offering price of the Trust Units was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc. on behalf of itself and CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$11.60	$0.58	$11.02
Total	$45,240,000	$2,262,000	$42,978,000

Note:

(1) Before deducting expenses of the Offering, estimated to be $300,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

(2) The Trust has granted to the Underwriters an option (the "Underwriters' Option") to purchase up to an aggregate of 865,000 Trust Units on the same terms as set forth above, exercisable until 48 hours prior to the date of closing. The Underwriters' Option and the Trust Units issued upon the exercise of the Underwriters' Option are qualified for distribution under this short form prospectus. If the Underwriters' Option is exercised in full, the total price to the public, the Underwriters' fee and the net proceeds to the Trust, before deducting expenses of this offering, will be $55,274,000, $2,763,700, and $52,510,300, respectively. See "Plan of Distribution".

In the opinion of counsel, the Trust Units offered hereunder, on the date of issue, (i) subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations" will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. See "Relationship Between APF Energy's Lenders and Certain Underwriters" and "Use of Proceeds".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is scheduled to close on or about February 4, 2004 which is after the record date for the distribution by the Trust to Unitholders to be paid on February 16, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on February 16, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about March 15, 2004, provided they hold the Trust Units on the record date for the distribution. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu	**"bcf"**	1,000,000,000 cubic feet
"md"	millidarcy	**"mcf/d"**	1,000 cubic feet per day
"NGLs"	natural gas liquids	**"mmcf/d"**	one million cubic feet per day
"bbls"	barrels	**"BTU"**	British thermal unit
"mbbl"	1,000 barrels	**"mmbtu"**	1,000,000 BTUs
"bbl/d"	barrels per day		
"mstb"	thousand standard barrels	**"boe"**	barrels of oil equivalent[1]
		"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet	**"boe/d"**	barrels of oil equivalent per day
"mmcf"	1,000,000 cubic feet	**"m"**	meters
		"km"	kilometers

(1) A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ.

"**ARTC**" means Alberta Royalty Tax Credit.

"**CanScot**" means CanScot Resources Ltd.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Hawk**" means Hawk Oil Inc.

"**Hawk Reserve Report**" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk, and mechanically updated to January 1, 2003.

"**Kinwest**" means Kinwest Resources Inc.

"**9.40% Debentures**" means the convertible unsecured subordinated debentures of the Trust issued pursuant to a public offering completed on July 3, 2003, at which time $50 million of debentures were issued maturing July 31, 2008. See "Consolidated Capitalization of the Trust."

"**Nycan**" means Nycan Energy Corp.

"**Nycan Reserve Report**" means the report of Ashton Jenkins Mann Associates Ltd. ("AJM"), independent petroleum consultants, dated November 14, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Nycan.

"**Offering**" means the offering of 3,900,000 Trust Units at a price of $11.60 per Trust Unit pursuant to this short form prospectus.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Sellco**" means 987687 Alberta Ltd.

"**Sellco Properties**" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trust Units**" means trust units of the Trust.

"**Unitholder**" means a holder of Trust Units of the Trust.

All dollar amounts are stated in Canadian dollars except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above–mentioned address and telephone number.

The following documents of the Trust, Hawk and Nycan which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 15, 2003, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

(c) the Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

(e) management's discussion and analysis for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report;

(g) the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

(h) the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon;

(i) the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

(j) the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

(k) the material change report of the Trust dated March 19, 2003 relating to the pre–offer agreement executed between APF Energy and Nycan;

(l) the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

(m) the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

(n) the material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan;

(o) the material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of 9.40% Debentures;

(p) the material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of 9.40% Debentures;

(q) the material change report of the Trust dated August 11, 2003 relating to an offer to acquire all of the common shares of CanScot; and

(r) the material change report of the Trust dated September 26, 2003 relating to the acquisition of all of the common shares of CanScot.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports and prospectuses) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward–looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the performance characteristics of the existing properties of APF Energy and APF Partnership and properties that may be acquired;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;

- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- the objective to achieve a consistent level of monthly cash distributions;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions, particularly in Canada and the United States;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk, Nycan and CanScot.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. Neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open–end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal and head office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy became a wholly-owned subsidiary of the Trust and was amalgamated with APF Energy Management Inc. and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk. Effective May 1, 2003, APF Energy was amalgamated with Nycan. Effective October 1, 2003, APF Energy was amalgamated with CanScot and its wholly-owned subsidiary, Jubilee Resources Inc. See "Recent Developments". The principal office of APF Energy is located

at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4 and its registered office is located at 3400, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 68 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust is an open–end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.


Unitholders(1)
Cash Distributions
APF Energy Trust(2)
100%
APF Acquisition Trust
100%
990009 Alberta Inc.
(General Partner)
Cash flow in the form of Royalties
Cash flow in the form of Royalties
Limited Partner (99%)
100%
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc.
Portion of cash flow withheld to fund:
Oil & Gas assets to generate Cash Flow
100%
Tika Energy Inc.
Oil & Gas assets to generate Cash Flow
Portion of cash flow withheld to fund:
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes
- Reclamation Fund

Notes:

(1) The Unitholders own 100% of the equity of the Trust.
(2) The Trust also has outstanding $50 million of 9.40% Debentures with a maturity date of July 31, 2008.

RECENT DEVELOPMENTS

Acquisition of CanScot

In September, 2003, APF Energy acquired all of the common shares of CanScot for approximately $36.1 million. The consideration was paid by the issue of 1,342,004 Trust Units and the payment of cash of $19.7 million. APF Energy also assumed $6.1 million of debt. The transaction comprised a focused group of high working interest, long-life conventional and coalbed methane properties in Alberta and Wyoming and added approximately 800 boe/d of production, 81% of which is natural gas. Of this production, approximately 80% was conventional and 20% was Wyoming coalbed methane production. Approximately 45,800 net acres of undeveloped land were also added as a result of the acquisition. A large portion of this land is considered to have potential for coalbed methane production.

CanScot carried on its operations in the United States through a wholly-owned subsidiary, Tika Energy Inc. ("Tika"), a Wyoming company. Tika is now a wholly-owned United States subsidiary of APF Energy following the amalgamation of APF Energy and CanScot on October 1, 2003.

Public Offering of 9.40% Debentures

On July 3, 2003, the Trust completed a public offering of the 9.40% Debentures for gross proceeds of $50 million. As at January 16, 2004, $1,215,000 principal amount of the 9.40% Debentures have been converted. See Note 2 to the table under "Consolidated Capitalization of the Trust" for a description of the terms of the 9.40% Debentures.

Acquisition of Nycan

In April, 2003, APF Energy acquired all of the issued and outstanding common shares of Nycan for approximately $34.4 million of purchase consideration. APF Energy also assumed approximately $8.9 million of debt of Nycan. The acquisition added production of approximately 1,400 boe/d, consisting of 6.4 mmcf/d of natural gas and 327 bbl/d of oil and NGLs. Further information regarding Nycan is set out in the prospectus of the Trust dated March 19, 2003 under the heading "Information Concerning Nycan" which portion of the prospectus is incorporated herein by reference, and under "Effect of Significant Acquisitions on the Trust/APF Energy – Selected Operational Information" below.

Offering of Trust Units

On April 2, 2003, the Trust completed a public offering of 5,300,000 Trust Units at $10.40 per Trust Unit for gross proceeds of $55.12 million.

Acquisition of Hawk

In February, 2003, APF Energy acquired all of the issued and outstanding common shares of Hawk for approximately $2.9 million cash and the issuance of 3,990,461 Trust Units. APF Energy also assumed approximately $7.9 million of debt of Hawk. The acquisition added production of approximately 2,700 boe/d, comprised of 9.3 mmcf/d of natural gas, and 1,150 bbl/d of oil and NGLs. Further information regarding Hawk is set out in the Renewal Annual Information Form of the Trust dated May 15, 2003 under the heading "Material Events Announced Before Year–End – Acquisition of Hawk Oil Inc." which is incorporated herein by reference.

Acquisition of Swan Hills Assets

On June 17, 2003, APF Energy announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No. 1 and certain non-unit rights for $91.75 million in cash. Rights of first refusal ("ROFRS") encumbered the assets and ultimately ROFRS encumbering approximately 85% of the assets were exercised. As a result, the acquisition, which closed July 30, 2003 was reduced to $15.9 million. The acquisition added production of approximately 380 boe/d, of which 89% is light oil.

Acquisition of Countess Assets

On May 29, 2003, APF Energy completed the acquisition of gas production and deep rights in its core area of Countess, located in southeast Alberta for $7.0 million.

The Countess assets are an overlay on existing APF Energy lands in the northern part of the field and at the time of acquisition produced 1.2 mmcf/d, principally from the Mannville and Basal Colorado formations. APF Energy's existing daily production at Countess was approximately 9.3 mmcf from the shallower Medicine Hat and Milk River zones. The acquisition of these deeper rights (average 73% working interest, most of which is operated) provides APF Energy with an opportunity to add to its inventory of development drilling prospects.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002 and February 5, 2003 and September 26, 2003 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $150 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 and integral multiples of $100,000 thereafter with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the LIBOR rate plus the applicable

margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee for a maximum term of 12 months in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the credit facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy as required by the lenders and a floating charge on all of the other property of APF Energy, together with a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Certain Underwriters".

Distribution Reinvestment Plan

On November 20, 2003, the Trust announced the adoption of a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP Plan"), effective for monthly distributions payable on and following December 15, 2003.

The DRIP Plan allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price (as defined in the DRIP Plan) on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect, under the premium distribution component of the DRIP Plan, to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date. The DRIP Plan also allows those Unitholders who participate in either the distribution reinvestment component or the premium distribution component of the DRIP Plan to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units.

Appointment of Director and Officer

On June 11, 2003, Robert MacDonald was appointed by Unitholders to the Board of Directors of APF Energy. Mr. MacDonald has been Director, Commercial Banking, CIBC World Markets, a subsidiary of a Canadian Chartered Bank, since October, 1998. From March, 1998 to October, 1998 he was Managing Director, Koch Capital, the merchant banking arm of a private, U.S. based energy company. From 1993 to March, 1998, Mr. MacDonald was Vice President, Oil & Gas Group, Canadian Imperial Bank of Commerce. Prior to that, he spent 17 years in other positions within the financial services industry.

On October 1, 2003, Daniel K. Allan was appointed as Vice-President, Coalbed Methane Division of APF Energy. Mr. Allan is a professional geologist registered in both Alberta and the state of Wyoming with more than 28 years of experience in the oil and gas industry. Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. In recent years, Mr. Allan has become involved in coalbed methane exploration and development in both Canada and the United States.

Committees of the Board

Effective November 12, 2003, the Audit Committee of APF Energy was reconstituted with all of the independent directors of APF Energy being appointed as members and Mr. Martin Hislop resigning. In addition, the Audit Committee and Reserves Committee of APF Energy have been combined into one committee.

EFFECT OF SIGNIFICANT ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro–Forma Financial Information

The following table sets out certain financial information for the Trust, APF Energy and APF Partnership, Kinwest and the Sellco Properties, Hawk and Nycan and pro–forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Hawk and Nycan and certain other adjustments. **The following information should be read in conjunction with the unaudited pro–forma consolidated statements of operations and cash distributions of the Trust for**

the year ended December 31, 2002 and for the nine months ended September 30, 2003 set forth under "Pro–Forma Consolidated Financial Statements Year Ended December 31, 2002" and "Pro–Forma Consolidated Financial Statements Nine Months Ended September 30, 2003" (collectively, the "Unaudited Pro–Forma Consolidated Financial Statements").

	For the year ended December 31, 2002				
	Trust[1]	Kinwest/Sellco[2] Properties	Hawk[1]	Nycan[1]	Pro– Forma Consolidated
($ thousands)		(unaudited)			(unaudited)
Oil and natural gas sales (net of royalties)	73,637	8,204	16,421	9,682	107,945
Operating expenses	19,748	1,959	4,572	2,953	29,232
Income before taxes and minority interests for the year	4,635	2,254	6,227	2,227	14,065

	For the nine month period ended September 30, 2003			
	Trust	Hawk	Nycan	Pro–Forma Consolidated
($ thousands)	(unaudited)	(unaudited)[3]	(unaudited)[4]	(unaudited)
Oil and natural gas sales (net of royalties)	99,937	2,647	5,166	107,750
Operating expenses	22,751	670	979	24,400
Income (loss) before taxes for the year	31,343	(356)	19	33,738

See the notes to the Unaudited Pro–Forma Consolidated Financial Statements for adjustments.

__Notes:__

(1) Financial information is derived from the audited financial statements.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3) Financial information for Hawk is for the one month ended January 31, 2003.
(4) Financial information for Nycan is for the four months ended April 30, 2003.

The pro–forma information does not include acquisitions that are not deemed to be significant.

Selected Operational Information

The following table sets forth certain operational information with respect to the Trust, APF Energy and APF Partnership and Kinwest, the Sellco Properties, Hawk and Nycan.

	APF Energy /APF Partnership[(1)(2)(5)]	Kinwest/ Sellco[(2)(3)(5)]	Hawk[(1)(6)]	Nycan[(4)(5)(6)(7)]
Proved Reserves[(1)(2)]				
(before royalties)				
Crude oil and NGLs (mbbl)	21,078			722
Natural gas (mmcf)	70,295			21,813
Established Reserves[(1)(2)]				
(before royalties)				
Crude oil and NGLs (mbbl)	25,169			971
Natural gas (mmcf)	81,742			26,404
Present Worth Value of Reserves ($000)[(1)(2)]				
(Escalated Prices, 10% discount rate)				
Proved Reserves	284,212			43,391
Established Reserves	320,417			51,364
Production				
(before royalties, year ended December 31, 2002)[(3)]				
Crude oil and NGLs (bbl/d)	5,451	1,598	800	252
Natural gas (mcf/d)	18,488	1,578	7,670	5,966
Oil equivalent (boe/d at 6 mcf/boe)	8,532	1,861	2,078	1,246
Production				
(before royalties, nine months ended September 30, 2003)[(7)]				
Crude oil and NGLs (bbl/d)	6,781		999	344
Natural gas (mcf/d)	32,744		8,975	5,512
Oil equivalent (boe/d at 6 mcf/boe)	12,238		2,495	1,263
Undeveloped Land Holdings				
(net acres)[(2)(5)]	221,989			57,991

Notes:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report for reserves of APF Energy and APF Partnership and the Hawk Reserve Report effective January 1, 2003.

(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Kinwest and the Sellco Properties, Paddle River and Hawk.

(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.

(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002. In the Nycan Reserve Report operating costs for well lease and processing costs were split into three categories; fixed per year; fixed per well per month, and variable. The fixed per year component of operating costs includes lease costs, property taxes and overhead and was held constant over the project life. The fixed per well per month component consists of the balance of the related well operation costs. These costs were reduced over time on the assumption that operator and field efficiencies would be incorporated into the property operation. The variable component consists of costs that are directly related to the wells' production rates.

(5) Reserves as at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.

(6) Hawk production information is for the one month ended January 31, 2003. Nycan production information is for the four months ended April 30, 2003.

(7) For the year ended December 31, 2002, Nycan's working interest production was 91,980 bbls of oil and NGLs, 2,177,500 mcf of natural gas, being a total of 454,900 boe.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place.

Crude Oil

Year	Term	Type of Contract	Average Daily Quantity (bbl)	Average Hedged Price US$/bbl
2004	Q1	Swap	3,167	29.63
2004	Q2	Swap	2,500	30.77
2004	Q3	Swap	1,833	29.38
2004	Q4	Swap	667	29.83

Natural Gas (Cdn.$ Hedges)

Year	Term	Type of Contract	Average Daily Quantity (GJ)	Average Hedged Price Cdn.$/GJ
2004	Q1	Swap	10,000	7.19
2004	Q2	Swap	333	6.00

Natural Gas (US$ Hedges)

Year	Term	Type of Contract	Average Daily Quantity (mmbtu)	Average Hedged Price US$/mmbtu
2004	Q1	Swap	2,000	7.00

Interest Rates

Term	Amount	Swap Rates
Feb. 28/03 to Feb. 28/05	$20,000,000	3.67% plus applicable stamping fee.
May 7/03 to May 9/05	$20,000,000	3.75% plus applicable stamping fee.
Nov. 7/03 to Nov. 7/05	$20,000,000	3.58% plus applicable stamping fee.
Total	$60,000,000	3.67% plus applicable stamping fee.

Foreign Exchange

Term	Fixed Rate	Amount - US$	Average Price
Calendar 2004	1.3333	10,000,000	The arithmetic average of the Bank of Canada noon rate fixings for Cdn.$/US$ daily rates, beginning January 2, 2004 and ending December 30, 2004.

DESCRIPTION OF THE TRUST UNITS

Trust Units and Special Voting Units

The Trust is authorized to issue a maximum of 500 million Trust Units. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. The Trust is also authorized to issue an unlimited number of special voting units ("Special Voting Units") entitling the holders ("Special Unitholders") to the number of votes at meetings of Unitholders as is prescribed by the Board of Directors of APF Energy in the resolution authorizing issuance of the Special Voting Units. The Special Voting Units do not confer any other rights on the Special Unitholders. No Special Voting Units have been issued.

Trust Units and Special Voting Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be issued on terms and conditions and at such time or times as APF Energy may determine. Trust Units may only be issued when fully paid and the Unitholders may not thereafter be required to make any further contribution to the Trust with respect to such Trust Units. Trust Units may be issued for a consideration payable in installments if represented by installment receipts until final payment is made.

Cash Distributions

The Trust makes pro rata cash distributions to Unitholders on a monthly basis, to the extent authorized by the Board of Directors of APF Energy. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the Trustee to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. The actual percentage retained by the Trust is subject to the discretion of the Board of Directors of APF Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. During 1997 (the first year during which the Trust made distributions), 61% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000, 2001 and 2002 were 75%, 66%, 38%, 43% and 36%, respectively.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	
January	0.160
February	0.160
March	0.165
April	0.185
May	0.185
June	0.200
July	0.200
August	0.200
September	0.200
October	0.175
November	0.175
December	0.175
2003 Total	$2.180
2004	
January	0.175
Grand Total	$14.005

Note:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Price Range Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
Third Quarter	10.89	10.11	3,614,591
Fourth Quarter	10.71	9.00	5,307,699
2003			
January	10.40	9.66	1,878,757
February	10.70	10.06	2,032,357
March	10.95	10.23	2,688,258
April	10.32	9.30	3,198,282
May	10.78	9.96	3,552,497
June	11.40	10.55	5,861,849
July	11.74	11.08	4,990,092
August	12.63	11.50	5,121,747
September	12.28	11.31	4,268,580
October	11.95	11.45	2,765,132
November	12.17	11.55	2,538,256
December	12.67	11.64	2,463,333
2004			
January 1 - 16	12.63	11.69	2,215,771

On January 16, 2004, the closing price of the Trust Units on the TSX was $11.79.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, as at September 30, 2003 and as at November 30, 2003 before giving effect to the Offering and after giving effect to the Offering.

	Authorized	As at December 31, 2002[8]	As at September 30, 2003 (unaudited)	As at November 30, 2003 before giving effect to the Offering (unaudited)	As at November 30, 2003 after giving effect to the Offering (unaudited)[5]
Bank Debt[1]	$150,000,000	$88,000,000	$90,000,000	$92,000,000	$49,322,000
9.40% Debentures[2]	$50,000,000	nil	$46,869,057	$46,869,057	$46, 869,057
Trust Units[3]	500,000,000	$214,405,160 (22,942,417 Trust Units)	$322,167,825 (33,868,078 Trust Units)	$322,316,065 (33,888,531 Trust Units)	$364,994,065 (37,788,531 Trust Units)
Special Voting Units[4]	unlimited	nil	nil	nil	nil

Notes:

(1) As of the date hereof, APF Energy has a syndicated credit facility to a maximum of $150 million. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy

and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Recent Developments – Amendment of Credit Facilities".

(2) The Trust issued 50,000, 9.40% Debentures at a price of $1,000 per debenture on July 3, 2003. The 9.40% Debentures bear interest at an annual rate of 9.40% payable semi-annually on January 31 and July 31 in each year commencing January 31, 2004. The 9.40% Debentures are redeemable by the Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The 9.40% Debentures are convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by the Trust for redemption of the 9.40% Debentures, at a conversion price of $11.25 per Trust Unit. The Trust may elect, from time to time, to satisfy its obligation to pay interest on the 9.40% Debentures, by delivering sufficient Trust Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. The Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Trust Units at a deemed price of 95% of the weighted average trading price of the Trust Units preceding the redemption or maturity date.

(3) In addition, at the date hereof 130,913 Trust Units are reserved for issuance on exercise of options to purchase Trust Units granted to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". As at the date hereof 1,829,320 rights have been issued under the Incentive Plan.

(4) See "Description of the Trust Units - Trust Units and Special Voting Units" for a description of the Special Voting Units.

(5) Based on the issuance of 3,900,000 Trust Units for aggregate gross proceeds of $45,240,000 less the Underwriters' fee of $2,262,000 and expenses of the Offering estimated to be $300,000, the net proceeds from the Offering are estimated to be $42,678,000, which will be applied to reduce bank indebtedness which may be redrawn and applied to APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. If the Underwriters' Option is exercised in full, the Trust will have 38,653,531 Trust Units outstanding, Trust Units of $374,526,365 and bank debt of $39,789,700.

(6) On a consolidated cumulative basis, distributions exceeded accumulated earnings by $75,061,288 and future income taxes totaled $39,624,685 as at December 31, 2002 ($79,794,814 and $63,740,176 as at September 30, 2003).

(7) As at December 31, 2002, the consolidated Unitholders' equity totaled $139.3 million consisting of $214.4 million of net capital contributions, (plus $35,588,861 of accumulated earnings less $110,650,149 of cumulative cash distributions declared). Unitholders' equity was $288.1 million as at September 30, 2003.

(8) Derived from audited financial statements.

USE OF PROCEEDS

The estimated net proceeds of the Offering are $42,678,000 ($52,210,300 if the Underwriters' Option is exercised in full) after deducting the Underwriters' fee of $2,262,000 ($2,763,700 if the Underwriters' Option is exercised in full) and the expenses of the issue, estimated to be $300,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 19, 2004 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. as underwriters, the Trust has agreed to sell and the Underwriters have agreed to purchase on February 4, 2004, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $11.60 per Trust Unit for total gross consideration of $45,240,000 payable in cash to the Trust against delivery of the Trust Units. The terms of the Offering were determined by negotiation between APF Energy, on behalf of the Trust, and Scotia Capital Inc., on behalf of itself and the Underwriters. In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $2,262,000.

The Trust has granted to the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 865,000 Trust Units on the same terms as the Offering. If the Underwriters' Option is exercised in full, the total offering will be $55,274,000, the Underwriters' fee will be $2,763,700 and the net proceeds of the Offering will be $52,510,300, before deducting expenses of the Offering, estimated to be $300,000. This short form prospectus also qualifies the distribution of the Underwriters' Option and any Trust Units that are issued pursuant to the exercise of the Underwriters' Option.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves

the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders, partners and employees against certain liabilities and expenses.

Pursuant to applicable securities regulation, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by–laws and rules of a designated stock exchange relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with the Offering and subject to the foregoing, the Underwriters may over–allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust, the issuance of Trust Units pursuant to the DRIP Plan or the issuance of Trust Units on exercise of outstanding rights or options of the Trust or conversion of the 9.40% Debentures.

Certificates for the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about February 4, 2004, which is after the record date for the next distribution by the Trust to Unitholders to be paid on February 16, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on February 16, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about March 15, 2004, provided they hold the Trust Units on the record date for the distribution.

The Trust has applied to list the Trust Units offered hereunder on the TSX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSX.

The Trust Units offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) except in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the Securities Act.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND CERTAIN UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of November 30, 2003 in the amount of $92.0 million (of which their syndicated portion is $63.7 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust" on behalf of the Trust. The decision to distribute the Trust Units hereby and the determination of the terms of the Offering were made through negotiations between APF Energy (on behalf of the Trust) and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders

have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc. and National Bank Financial Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to holders of Trust Units, who, for the purposes of the Tax Act, are residents of Canada, hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. Trust Units will generally be capital property to a holder unless they are held in the course of carrying on a business of trading or dealing in securities, or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder of Trust Units that is a "financial institution" as defined in the Tax Act for the purposes of the "mark–to–market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARTC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARTC Entitlement

The Trust is entitled to claim ARTC under current legislation. Under current legislation, the ARTC is based on a price–sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts in respect of the Royalty paid or payable to it in the year, including any amounts subject to set–off, and including any amounts paid by it to APF Energy or APF Partnership in that year in respect of reimbursed Crown Royalties. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable

or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year. Any ARTC received by the Trust is included in its income, subject to a 10-year phase-in period.

Administrative

In computing its income the Trust is entitled to deductions in respect of reasonable administrative expenses, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account, determined on a declining balance basis and 20% of the total issue expenses of the Offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

In accordance with the Tax Act and the Regulations, the Trust will be entitled to a deduction in respect of resource allowance equal to 25% of its "adjusted resource profits". Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy or APF Partnership in the year. The resource allowance is being phased out and the deductibility of actual Crown charges is being phased in over a five-year period.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust and such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non–taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year but will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount would be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder of the Trust Units plus any reasonable costs associated with the disposition. Generally, one–half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One–half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder which is a Canadian–controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP based on representations from APF Energy and the Trust as to certain factual matters, the Trust Units offered hereby will on the date of closing be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purposes of the Tax Act.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Québec) (in respect of insurers other than guarantee fund corporations)
An Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)
Supplemental Pension Plans Act (Québec)

RISK FACTORS

The following are certain factors related to the business of the Trust which should be carefully considered before deciding whether to invest in the Trust Units.

Business of APF Energy and APF Partnership

Acquisition Risks

APF Energy recently completed the acquisitions of Hawk, Nycan and CanScot to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of the acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Nycan, Hawk, CanScot and APF Energy. The integration of the acquired companies will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's ability to achieve the anticipated benefits of the acquisitions.

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in the following portions of this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its open–end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow–outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean–up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of

insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Coalbed Methane Operations

APF Energy has undertaken the development of coalbed methane ("CBM") reserves in Canada and the United States. CBM development in Canada is in the experimental stage and involves a long-term commitment of significant capital expenditures. CBM development will carry with it a number of risks, including uncertainty relating to the title to coalbed gas, the environmental movement against CBM development given the large number of wells required and issues relating to water disposal, and the risk that there will be a reduction in gas prices which could slow or stall CBM development. In addition, to the extent the applicable regulatory regime is designed to apply to conventional gas, there is uncertainty about its application to CBM development.

Because CBM is becoming increasingly competitive, there are no assurances that APF Energy will be able to continue to acquire assets and lands that are prospective for CBM, in both Alberta and Wyoming.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". APF Energy's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject APF Energy to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 37 Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity of APF Energy's operations and facilities. The direct or indirect costs of these regulations may adversely affect APF Energy's business.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Revised Reserves Disclosure

The Trust's public filings in 2004 will be subject to National Instrument 51-101, which prescribes new standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities and specifies responsibilities of corporate directors. In particular, definitions of proved reserves and probable reserves have been modified and contain specific quantifications of levels of certainty, and probable reserves will be reduced to account for risk. Additionally, evaluators have been made accountable to standards contained in National Instrument 51-101. As a result of the implementation of National Instrument 51-101 and its impact on reserves evaluation and reporting, the quantities of and estimated future net cash flow from the existing reserves of the Trust and APF Energy may be reduced and such reductions may be material.

Accounting Write-Downs as a Result of GAAP

Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, APF Energy will have to reduce the carrying value of its oil and gas properties to their estimated fair value, resulting in a charge to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the Trust Unit price may indicate a goodwill impairment. As at September 30, 2003, the Trust had $48.2 million recorded on its balance sheet as goodwill arising out of its acquisitions of Kinwest, Hawk, Nycan and CanScot. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Variations in Foreign Exchange Rates

The exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Investment Eligibility

If APF Energy ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy recently negotiated an increase in its syndicated credit facility to the amount of $150 million, of which $92.0 million was drawn as of November 30, 2003. See "Recent Developments – Amendment of Credit Facilities". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it. To the extent the Trust or APF Energy are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

9.40% Debentures – Accounting Standard Effective November 1, 2004

GAAP currently requires financial instruments which include obligations that may be settled by the issuance of equity securities to be classified as equity in the issuer's financial statements, with interest on such financial instruments charged to equity. Such obligations do not necessarily require the transfer of assets or other yielding of economic benefits and therefore are not classified as debt obligations of the issuer. The Accounting Standards Board of the Canadian Institute of Chartered Accountants has adopted an amendment to Canadian accounting standards which would require certain financial instruments which create obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity securities, to be presented as debt and reflected as a liability on the issuer's financial statements, with interest on such financial instruments reflected as an expense.

The amendments are to become effective for all fiscal years beginning on or after November 1, 2004 with earlier adoption encouraged. The new accounting standards will require financial instruments currently accounted for as equity, including the 9.40% Debentures of the Trust, to be reflected as liabilities on the Trust's balance sheet, and debenture interest to be expensed on the Trust's statement of operations.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures, to repay debt or to finance property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from liabilities of a Corporation. The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd. and Ashton Jenkins Mann, as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS CONSENT

We have read the short form prospectus dated January 19, 2004 with respect to the distribution of Trust Units of APF Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned prospectus, of our reports to the directors/unitholders/shareholders on the following financial statements:

- Our report dated April 2, 2003 on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated earnings, cash flows and cash distributions for the years ended December 31, 2002 and 2001.

- Our report dated March 7, 2003 (except for Note 12 which is at March 10, 2003) on the balance sheets of Nycan Energy Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

- Our report dated February 28, 2003 on the consolidated balance sheets of Hawk Oil Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

- We consent to the use of our compilation reports dated •, 2004 to the Trustee of the Trust and to the directors of APF Energy Inc. on the pro-forma consolidated statements of operations and cash distributions for the year ended December 31, 2002 and the nine months ended September 30, 2003.

Calgary, AB
•, 2004

AUDITORS CONSENT

We have read the short form prospectus dated January 19, 2004 with respect to the distribution of Trust Units of APF Energy Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form prospectus of the following reports:

1. Our report to the directors of Kinwest Resources Inc. dated March 27, 2002 on the following financial statements:

    - Balance sheets as of December 31, 2001, 2000 and 1999;

    - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.

2. Our report dated April 24, 2002 to the Directors of Sellco Properties on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

Chartered Accountants
Calgary, Canada
•, 2004

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust (the "Trust") for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust", "Hawk Oil Inc." and "Nycan Energy Corp." to the audited financial statements of the applicable entity for the year ended December 31, 2002, and found them to be in agreement.

2. Compared the figures in the columns captioned "Kinwest Resources Inc." and "Sellco" to the unaudited financial statements of the applicable entity for the five months ended May 30, 2002 and found them to be in agreement.

3. Made inquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro-forma adjustments; and

   (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro-forma adjustments, and

   (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned "APF Energy Trust", "Hawk Oil Inc." and "Nycan Energy Corp." for the year ended December 31, 2002 and the columns captioned "Kinwest Resources Inc." and "Sellco" for the five months ended May 30, 2002, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

•
Chartered Accountants

Calgary, Alberta
•, 2004

APF Energy Trust
Pro–Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Year Ended December 31, 2002 $	Nycan Energy Corp. Year Ended December 31, 2002 $	Adjustments (Note 2) $		Total $
Revenue								
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000			132,891,337
Royalties expense, net of ARTC	(18,707,274)	(767,278)	(615,417)	(2,843,781)	(2,013,000)			(24,946,750)
Other operating revenue	1,676,257	–	–	–	–			1,676,257
	75,313,542	4,638,005	3,566,185	16,421,112	9,682,000			109,620,844
Expenses								
Operating	19,747,770	1,101,075	857,882	4,572,125	2,953,000			29,231,852
Compensation costs arising from sale	–	2,484,550				(2,484,550)	(vi)	
General and administrative – net	4,634,877	267,332		1,061,323	816,000	100,649	(vii)	6,880,181
Management fee	1,976,054					868,813	(iii)	2,844,867
Interest on long–term debt	2,833,841	152,525		319,837	288,000	(2,500,000)	(ii)	1,094,203
Capital and other taxes	1,901,296					66,585	(viii)	1,967,881
Internalization of management contract	7,297,325							7,297,325
Depletion and amortization	30,200,479	1,020,087		4,241,235	3,398,000	4,936,931	(i)(v)	43,796,732
Site restoration	2,087,066	67,060				288,956	(v)	2,443,082
	70,678,708	5,092,629	857,882	10,194,520	7,455,000	1,277,384		95,556,123
Operating Income	4,634,834	(454,624)	2,708,303	6,226,592	2,227,000	(1,277,384)		14,064,721
Provision for income taxes (recovery)								
						(431,858)	(iv)	
Current	–	(9,142)	–	458,585	49,000	(66,585)	(viii)	–
Future	(7,133,279)	(13,232)	–	1,754,495	787,000	1,031,413	(iv)	(3,573,603)
Income before minority interest	11,768,113	(432,250)	2,708,303	4,013,512	1,391,000	(1,810,354)		17,638,324
Minority interest	403,369					255,304		658,673
Net income for the period	11,364,744	(432,250)	2,708,303	4,013,512	1,391,000	(2,065,658)		16,979,651
Net income per unit - basic	0.55							0.38
Net income per unit - diluted	0.55							0.38

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Year Ended December 31, 2002 $	Nycan Energy Corp. Year Ended December 31, 2002 $	Adjustments (Note 2) $	Total $
Revenue							
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000		132,891,337
Other operating revenue	1,676,257	–	–	–	–		1,676,257
Gross overriding and lessor's royalties	(7,802,341)	(346,079)	(286,412)	(604,605)	(1,056,000)		(10,095,437)
	86,218,475	5,059,204	3,895,190	18,660,288	10,639,000		124,472,157
Expenses							
Operating	19,747,770	1,101,075	857,882	4,572,125	2,953,000		29,231,852
Compensation costs arising from sale	–	2,484,550				(2,484,550) (vi)	–
General and administrative expense	4,316,930	267,332		1,061,323	816,000	100,649 (vii)	6,562,234
Management fees	1,976,054	–				868,813 (iii)	2,844,867
Debt services charges	2,833,841	152,525		319,837	288,000	(2,500,000) (ii)	1,094,203
Capital expenditures funded from cash flow	5,143,562			10,467,827	5,625,000	–	21,236,389
Discretionary debt repayment	–	632,523	2,708,303	–	–	(21,581,858) (ix)	(18,241,032)
Site restoration fund contribution	925,000						925,000
Capital and other taxes	1,901,296					66,585 (viii)	1,967,881
	36,844,453	4,638,005	3,566,185	16,421,112	9,682,000	(25,530,361)	45,621,394
Income subject to the Royalty	49,374,022	421,199	329,005	2,239,176	957,000	25,530,361	78,850,763
99% of income subject to the Royalty	48,880,283	416,987	325,715	2,216,784	947,430	25,275,057	78,062,256
Crown charges – net	(10,795,884)	(416,987)	(325,715)	(2,216,784)	(947,430)	–	(14,702,800)
Interest on convertible debentures	–	–	–	–	–	(4,700,000) (x)	(4,700,000)
General and administrative costs of the Trust	(317,947)	–	–	–	–	–	(317,947)
Cash available to be distributed	37,766,452	–	–	–	–	20,575,057	58,341,509
Cash distributed to date	34,201,561	–	–	–	–	20,575,057	54,776,618
Cash distribution payable	3,564,891	–	–	–	–	–	3,564,891
Actual/deemed cash distribution declared per unit - basic	1.81						1.81
Actual/deemed cash distribution declared per unit - diluted	1.81						1.59

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Kinwest, Sellco, Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the December 31, 2002 audited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the December 31, 2002 audited financial statements of Hawk, the December 31, 2002 audited financial statements of Nycan and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro–forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 608,185 Trust Units.

The pro–forma consolidated financial statements give effect to the funds raised by the prospectus of the Trust dated March 19, 2003 and the prospectus of the Trust dated June 26, 2003. The pro-forma consolidated financial statements do not give effect to the current offering of Trust Units pursuant to this prospectus.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2002 and the audited financial statements of Nycan as at and for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

The pro–forma consolidated statements of operations and cash distributions have been prepared as if the transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units and from the issue of Debentures pursuant to prospectuses, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from acquisitions subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro–forma consolidated statement of cash distributions assumes that the capital expenditures funded from cash flow and the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period (36,677,336 diluted);

(x) 9.40% interest on $50,000,000 of convertible debentures has been recorded and, for the dilutive effect of the convertible debentures, net income has been adjusted by the interest accrued on the convertible debentures to calculate basic net income per Trust Unit.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,461 Trust Units issued as part of the settlement for the Hawk shares, 1,342,004 Trust Units issued as part of the settlement for the shares of CanScot Resources Ltd., 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus.

Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On January 19, 2004 the Trust, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $45,240,000 before expenses of approximately $300,000 and the underwriters' fee of $2,262,000, initially for repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 865,000 Trust Units at $11.60 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

PRO–FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust (the "Trust") for the nine month period ended September 30, 2003, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust" to the unaudited financial statements of the applicable entity for the nine months ended September 30, 2003, and found them to be in agreement.

2. Compared the figures in the column captioned "Nycan Energy Corp." to the unaudited financial statements of the applicable entity for the four months ended April 30, 2003, and found them to be in agreement.

3. Compared the figures in the column captioned "Hawk Oil Inc." to the unaudited financial statements of the applicable entity for the one month ended January 31, 2003 and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro-forma adjustments; and

   (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro-forma adjustments, and

   (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

6. Recalculated the application of the pro-forma adjustments to the amounts in the column captioned "APF Energy Trust", for the nine months ended September 30, 2003, the column captioned "Nycan Energy Corp." for the four months ended April 30, 2003 and the column captioned "Hawk Oil Inc." for the one month ended January 31, 2003, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

●
Chartered Accountants

Calgary, Alberta
●, 2004

APF Energy Trust
Pro–Forma Consolidated Statement of Operations
(Unaudited)
September 30, 2003

	APF Energy Trust Nine Months Ended September 30, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Four Months Ended April 30, 2003 $	Adjustments (Note 2) $		Total $
Revenue						
Oil and natural gas	124,842,721	3,065,604	6,423,099			134,331,424
Royalties expense, net of ARTC	(24,905,692)	(418,946)	(1,257,000)			(26,581,638)
Other operating revenue	1,504,494	–	62,407			1,566,901
	101,441,523	2,646,658	5,228,506			109,316,687
Expenses						
Operating	22,750,631	670,479	979,000			24,400,110
General and administrative– net	6,042,347	1,864,314	2,976,000	(2,160,088)	(vi)	8,722,573
Interest on long–term debt	3,083,978	24,546	100,000	(1,253,425)	(ii)	1,955,099
Capital and other taxes	2,096,422			14,777	(v)	2,111,199
Depletion and amortization	33,625,672	443,262	1,155,000	618,721	(i)(iv)	35,842,655
Site restoration	2,499,548			47,179	(iv)	2,546,727
	70,098,598	3,002,601	5,210,000	(2,732,836)		75,578,363
Operating Income	31,342,925	(355,943)	18,506	2,732,836		33,738,324
Provision for income taxes (recovery)				(8,423)	(iii)	
Current	–	5,200	18,000	(14,777)	(v)	–
Future	(14,814,866)	(50,348)	25,000	1,079,695	(iii)	(13,760,519)
Net income for the period	46,157,791	(310,795)	(24,494)	1,676,341		47,498,843
Net income per unit - basic	1.50					1.30
Net income per unit - diluted	1.46					1.24

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
September 30, 2003

	APF Energy Trust Nine Months Ended September 30, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Four Months Ended April 30, 2003 $	Adjustments (Note 2) $	Combined $
Revenue					
Oil and natural gas	124,842,721	3,065,604	6,423,099		134,331,424
Other operating revenue	1,504,494				1,504,494
Gross overriding and lessor's royalties	(10,380,283)	(10,313)	(640,000)		(11,030,596)
	115,966,932	3,055,291	5,783,099		124,805,322
Expenses					
Operating costs	22,750,631	670,479	979,000		24,400,110
General and administrative expense	5,416,586	1,864,314	815,912		8,096,812
Debt service charges	3,083,978	24,546	100,000	(1,253,425) (ii)	1,955,099
Capital expenditures funded from cash flow	13,459,320		1,790,558		15,249,878
Discretionary debt repayment	-	87,319	1,480,629	(6,867,221) (vii)	(5,299,273)
Site restoration fund contribution	1,449,000				1,449,000
Capital and other taxes	2,096,422			14,777 (v)	2,111,199
	48,255,937	2,646,658	5,166,099	(8,105,869)	47,962,825
Income subject to the Royalty	67,710,995	408,633	617,000	8,105,869	76,842,497
99% of income subject to the Royalty	67,033,886	404,547	610,830	8,024,810	76,074,073
Crown charges – net	(14,380,155)	(404,547)	(610,830)		(15,395,532)
Interest on convertible debentures	(1,136,652)			(2,356,438) (viii)	(3,493,090)
General and administrative costs of the Trust	(625,761)				(625,761)
Cash available to be distributed	50,891,318	–	–	5,668,372	56,559,690
Actual/deemed cash distributed to date	44,964,847	–	–	5,668,372	50,633,219
Cash distribution payable	5,926,471	–	–	–	5,926,471
Actual/deemed cash distribution declared per unit - basic	1.67				1.67
Actual/deemed cash distribution declared per unit - diluted	1.67				1.48

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the September 30, 2003 unaudited consolidated historical financial statements of the Trust, the one month January 31, 2003 unaudited financial statements of Hawk, the April 30, 2003 unaudited financial statements of Nycan and the assumptions set out in note 2 below.

The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro–forma consolidated financial statements give effect to the funds raised by the prospectus of the Trust dated March 19, 2003 and the prospectus of the Trust dated June 26, 2003. The pro-forma consolidated financial statements do not give effect to the funds raised by the current offering of Trust Units pursuant to this prospectus.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Hawk as at and for the year ended December 31, 2002 and the audited financial statements of Nycan as at and for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

The pro–forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002:

(i) the purchase price allocated to the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units and from the issue of Debentures pursuant to prospectuses, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) current taxes were adjusted to account for income taxes as if the income from the acquisitions subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(iv) site restoration in the case of Hawk and Nycan has been reclassed from depletion and amortization;

(v) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(vi) compensation costs in Nycan arising from the sale of the company have been eliminated;

(vii) the pro–forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 33,868,078 Trust Units assumed outstanding for the period (38,290,079 diluted);

(viii) 9.40% interest on $50,000,000 of convertible debentures has been recorded and for the dilutive effect of the convertible debentures, net income has been adjusted by the interest accrued on the convertible debentures to calculate basic net income per Trust Unit.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,461 Trust Units issued as part of the settlement for the Hawk shares, 1,342,004 Trust Units issued as part of the settlement for the shares of CanScot Resources Ltd., 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus.

Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On January 19, 2004 the Trust, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $45,240,000 before expenses of approximately $300,000 and the underwriters' fee of $2,262,000, which will be used initially for repayment of its indebtedness.

The Trust has granted to the underwriters an option to purchase an additional 865,000 Trust Units at $11.60 per Trust Unit exercisable until 48 hours prior to the date of closing. No adjustment was made with respect to the underwriting agreement.

CERTIFICATE OF THE TRUST

Dated: January 19, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop
Chief Executive Officer

(Signed) Alan MacDonald
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier

(Signed) Donald Engle

CERTIFICATE OF THE UNDERWRITERS

Dated: January 19, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Mark Herman*

CIBC WORLD MARKETS INC.

By: *(Signed) T. Timothy Kitchen*

NATIONAL BANK FINANCIAL INC.

By: *(Signed) Robert B. Wonnacott*

BMO NESBITT BURNS INC.

By: *(Signed) Shane C. Fildes*

RBC DOMINION SECURITIES INC.

By: *(Signed) Brian K. Petersen*

CANACCORD CAPITAL CORPORATION

By: *(Signed) Karl B. Staddon*

DUNDEE SECURITIES CORPORATION

By: *(Signed) David P. Styles*

GMP SECURITIES LTD.

By: *(Signed) Sandy L. Edmonstone*

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces canadiennes; toutefois, il n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.

***Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié.** On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy Inc., au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy Inc., à l'adresse et au numéro de téléphone indiqués ci-dessus.*

Les titres décrits dans le présent prospectus simplifié n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée (la « Loi de 1933 ») ou des lois sur les valeurs mobilières d'un État. Par conséquent, ils ne peuvent être placés ou vendus aux États-Unis où auprès d'une personne américaine (au sens conféré au terme «* U.S. Person *» dans le règlement S de la Loi de 1933), à moins qu'ils ne soient inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières des États applicables ou qu'une dispense de cette inscription ne puisse être obtenue. Le présent prospectus simplifié ne constitue ni une offre de vente ni une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

Prospectus simplifié provisoire daté du 19 janvier 2004

Nouvelle émission


A P F E N E R G Y T R U S T

45 240 000 $
3 900 000 parts de fiducie
11,60 $ par part de fiducie

APF Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité à des fins de placement (le « placement ») de 3 900 000 parts de fiducie (les « parts de fiducie ») de la Fiducie au prix de 11,60 $ chacune.

Les parts de fiducie en circulation sont inscrites à des fins de négociation à la Bourse de Toronto (la « TSX ») sous le symbole « AY.UN ». La Fiducie a demandé à la TSX d'inscrire à sa cote les parts de fiducie qui font l'objet des présentes. Cette inscription comporte pour condition que la Fiducie remplisse toutes les exigences de la TSX en matière d'inscription. Le 16 janvier 2004, jour de bourse précédant la date du dépôt du présent prospectus simplifié, le cours de clôture des parts de fiducie s'est établi à 11,79 $ à la TSX. Le prix d'émission des parts de fiducie a été fixé par voie de négociation entre APF Energy Inc. (« APF Energy »), pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son compte et pour le compte de Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP (collectivement, les « preneurs fermes »).

	Prix d'émission	Rémunération des preneurs fermes	Produit net pour la Fiducie[1]
Par part de fiducie	11,60 $	0,58 $	11,02 $
Total	45 240 000 $	2 262 000 $	42 978 000 $

Note

(1) Sans déduire les frais du présent placement, estimés à 300 000 $, qui seront réglés, ainsi que la rémunération des preneurs fermes, au moyen des fonds de la Fiducie affectés à des fins générales.

(2) La Fiducie a octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») qui permet à ceux-ci d'acheter un nombre maximal global de 865 000 parts de fiducie, selon les modalités stipulées ci-dessus, qui peut être levée jusqu'à 48 heures avant la date de clôture. Le présent prospectus simplifié assure l'admissibilité à des fins de placement de l'option des preneurs fermes et des parts de fiducie émises au moment de la levée de celle-ci. Si l'option des preneurs fermes est levée intégralement, le prix d'émission, la rémunération des preneurs fermes et le produit net pour la Fiducie, sans tenir compte des frais relatifs au présent placement, totaliseront respectivement 55 274 000 $, 2 763 700 $ et 52 510 300 $. Voir « Mode de placement ».

De l'avis des conseillers juridiques, les parts de fiducie qui font l'objet des présentes, à la date d'émission, (i) constitueront, compte tenu des réserves et des hypothèses décrites à la rubrique « Considérations fiscales fédérales canadiennes », des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime de participation différée aux bénéfices et un régime

enregistré d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu des lois mentionnées à la rubrique « Admissibilité à des fins de placement ».

Scotia Capitaux Inc. et Financière Banque Nationale Inc., deux des preneurs fermes, sont des filiales directes ou indirectes de banques à charte canadiennes qui sont des prêteurs de APF Energy et envers lesquelles celle-ci est actuellement endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit à vue renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes » et « Emploi du produit ».

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie, leur remise aux preneurs fermes et leur acceptation par ces derniers, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Parlee McLaws LLP, pour le compte de la Fiducie, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture du présent placement aura lieu vers le 4 février 2004, ce qui se situe après la date de clôture des registres applicable à la distribution que la Fiducie doit verser aux porteurs de parts le 16 février 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 mars 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie et elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

PRINCIPALES ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et termes suivants ont le sens qui leur est attribué ci-après :

GJ	gigajoule (0,95 MBtu)	**Gpi^3**	milliard de pieds cubes
md	millidarcy	**kpi^3/j**	millier de pieds cubes par jour
LGN	liquides de gaz naturel	**Mpi^3/j**	million de pieds cubes par jour
b	baril(s)	**Btu**	unités thermales britanniques
kb	millier de barils	**MBtu**	million d'unités thermales britanniques
b/j	barils par jour		
kbrs	millier de barils en réservoir de stockage	**bep**	barils équivalents de pétrole[(1)]
		kbep	millier de barils équivalents de pétrole
kpi^3	millier de pieds cubes	**bep/j**	barils équivalents de pétrole par jour
Mpi^3	million de pieds cubes	**m**	mètre
		km	kilomètre

(1) Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi^3 par baril. Ces facteurs de conversion ne sont pas fondés sur le contenu en énergie ou le prix de celle-ci.

« **APF Partnership** » désigne APF Energy Limited Partnership.

« **CanScot** » désigne CanScot Resources Ltd.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances.

« **débentures à 9,40 %** » désigne les débentures subordonnées non garanties convertibles de la Fiducie émises dans le cadre de l'appel public à l'épargne réalisé le 3 juillet 2003 comportant l'émission de débentures d'une valeur de 50 M$ échéant le 31 juillet 2008. Voir « Structure du capital consolidé de la Fiducie ».

« **Hawk** » désigne Hawk Oil Inc.

« **Kinwest** » désigne Kinwest Resources Inc.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada).

« **Nycan** » désigne Nycan Energy Corp.

« **obligation différée de versement du prix d'achat** » désigne l'obligation permanente de la Fiducie de verser à APF Energy et à APF Partnership, selon le cas, dans la mesure où elle dispose des fonds nécessaires à cet égard, le montant du prix d'achat rajusté des avoirs miniers canadiens supplémentaires acquis par APF Energy et par APF Partnership et de certaines dépenses en immobilisations désignées, en contrepartie d'une partie de la redevance octroyée à la Fiducie par celles-ci.

« **parts de fiducie** » désigne les parts de fiducie de la Fiducie.

« **placement** » désigne le placement de 3 900 000 parts de fiducie au prix de 11,60 $ chacune, qui est fait conformément au présent prospectus simplifié.

« **porteur de parts** » désigne un porteur de parts de fiducie de la Fiducie.

« **propriétés de Sellco** » désigne les propriétés pétrolifères et gazéifères acquises par APF Energy le 30 mai 2002 au moment de l'acquisition de la totalité des actions de Sellco, coentrepreneur de Kinwest.

« **rapport sur les réserves de APF** » désigne le rapport daté du 10 février 2003, dressé par Gilbert Laustsen Jung Associates Ltd. (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 1er janvier 2003, 92 % des réserves établies de APF Energy et de APF Partnership en utilisant les prix au 1er janvier 2003 et comprend la mise à jour mécanographique par GLJ, au 1er janvier 2003, des autres 8 % des réserves établies de APF Energy, soit la propriété Paddle River, d'après les estimations que APF Energy a fournies à GLJ en date de juillet 2002.

« **rapport sur les réserves de Hawk** » désigne le rapport de GLJ daté du 30 octobre 2002 qui évalue, en date du 1er octobre 2002, les propriétés pétrolifères et gazéifères de Hawk, mis à jour mécanographiquement au 1er janvier 2003.

« **rapport sur les réserves de Nycan** » désigne le rapport de Ashton Jenkins Mann Associates Ltd. (« AJM »), consultants en pétrole indépendants, daté du 14 novembre 2002, qui évalue, en date du 1er octobre 2002, les propriétés pétrolifères et gazéifères de Nycan.

« **redevance** » désigne le droit que possède la Fiducie de toucher 99 % des revenus de production provenant des propriétés pétrolifères et gazéifères de APF Energy et de APF Partnership, déduction faite des frais de production, des frais liés au service de la dette, des frais de gestion et des frais généraux et administratifs.

« **Sellco** » désigne 987687 Alberta Ltd.

Sauf indication contraire, toutes les sommes indiquées dans les présentes sont exprimées en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy, au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy, à l'adresse et au numéro de téléphone indiqués ci-dessus.

Les documents suivants de la Fiducie, de Hawk et de Nycan, qui ont été déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement de la Fiducie datée du 15 mai 2003, y compris l'analyse par la direction de la situation financière et des résultats d'exploitation pour l'exercice terminé le 31 décembre 2002 qui y est intégrée par renvoi (la « notice annuelle »);

b) les rubriques intitulées « Renseignements portant sur Nycan », « États financiers intermédiaires de Kinwest Resources Inc. », « États financiers intermédiaires de Sellco », « Résultats vérifiés pour les propriétés de Sellco » et « États financiers de Kinwest » du prospectus de la Fiducie daté du 19 mars 2003;

c) la circulaire d'information de la Fiducie datée du 12 mai 2003 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 11 juin 2003 (la « circulaire »), à l'exclusion des rubriques « Graphique sur le rendement » et « Régie d'entreprise » (qui sont réputées ne pas être intégrées aux présentes par renvoi);

d) les états financiers consolidés intermédiaires non vérifiés de la Fiducie pour les périodes de neuf mois terminées les 30 septembre 2003 et 2002, qui figurent dans le rapport intermédiaire de la période de neuf mois terminée le 30 septembre 2003 de la Fiducie;

e) l'analyse par la direction des périodes de neuf mois terminées les 30 septembre 2003 et 2002, qui figure dans le rapport intermédiaire de la période de neuf mois terminée le 30 septembre 2003 de la Fiducie;

f) les états financiers consolidés vérifiés de la Fiducie et les notes complémentaires pour les exercices terminés les 31 décembre 2002 et 2001, ainsi que le rapport des vérificateurs y afférent, qui figurent dans le rapport annuel 2002 de la Fiducie;

g) les états financiers comparatifs vérifiés de Hawk pour les exercices terminés les 31 décembre 2002 et 2001 ainsi que le rapport des vérificateurs y afférent;

h) les états financiers consolidés comparatifs vérifiés de Nycan pour les exercices terminés les 31 décembre 2002 et 2001 ainsi que le rapport des vérificateurs y afférent;

i) les états financiers consolidés comparatifs non vérifiés de Nycan pour les trimestres terminés les 31 mars 2003 et 2002;

j) l'avis de changement important de la Fiducie daté du 5 février 2003 ayant trait à la réalisation de l'acquisition de Hawk;

k) l'avis de changement important de la Fiducie daté du 19 mars 2003 ayant trait à la convention préalable à l'offre conclue entre APF Energy et Nycan;

l) l'avis de changement important de la Fiducie daté du 2 avril 2003 ayant trait à la nouvelle émission de 5 300 000 parts de fiducie;

m) l'avis de changement important de la Fiducie daté du 28 avril 2003 ayant trait au renouvellement du régime de droits pour la protection des porteurs de parts de la Fiducie;

n) l'avis de changement important de la Fiducie daté du 29 avril 2003 ayant trait à la réalisation de l'acquisition de Nycan;

o) l'avis de changement important de la Fiducie daté du 13 juin 2003 ayant trait à l'acquisition projetée de propriétés pétrolifères et gazéifères et à la signature d'une convention avec certains preneurs fermes relativement à un placement de débentures à 9,40 %;

p) l'avis de changement important de la Fiducie daté du 8 juillet 2003 ayant trait à la clôture du placement de débentures à 9,40 % d'une valeur de 50 M$;

q) l'avis de changement important de la Fiducie daté du 11 août 2003 ayant trait à l'offre d'acquisition de la totalité des actions ordinaires de CanScot;

r) l'avis de changement important de la Fiducie daté du 26 septembre 2003 ayant trait à l'acquisition de la totalité des actions ordinaires de CanScot.

Les documents du même type que ceux qui sont mentionnés dans les alinéas précédents ainsi que les états financiers intermédiaires et les avis de changement important (à l'exclusion des avis de changement important confidentiels et des prospectus) déposés par la Fiducie auprès d'une commission des valeurs mobilières ou d'une autorité similaire entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie du présent prospectus simplifié ou d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié ou dans des documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Tous les énoncés, autres que les énoncés de faits historiques, qui sont faits dans le présent prospectus simplifié ou dans des documents qui y sont intégrés par renvoi qui traitent d'activités ou de faits dont nous prévoyons qu'ils pourraient se réaliser ou se réaliseront sont des énoncés prospectifs, qui portent sur des éléments tels que les suivants :

- les caractéristiques de rendement des propriétés qui appartiennent déjà à APF Energy et à APF Partnership et des propriétés que celles-ci pourraient acquérir;
- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- le montant et la nature des dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits et l'incidence de la fluctuation des prix sur les rentrées de fonds, compte tenu des opérations de couverture;
- le calendrier et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les attentes en ce qui a trait à la capacité de réunir des capitaux et d'accroître continuellement des réserves au moyen d'acquisitions et de travaux de mise en valeur;
- l'objectif de verser des distributions en espèces mensuelles constantes;
- les stratégies d'affaires et les programmes de la direction;
- l'acquisition et la mise en valeur de zones d'intérêt.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont un grand nombre sont indépendants de notre volonté, notamment les suivants :

- l'incidence de la conjoncture économique générale, particulièrement au Canada et aux États-Unis;
- la situation du secteur, y compris la fluctuation du prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves pétrolifères et gazéifères;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- le moment de l'intégration des activités et de l'exploitation des sociétés et des éléments d'actif acquis, y compris Hawk, Nycan et CanScot, et la réussite de ce processus.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Certains événements ou circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés ou suggérés par ces énoncés prospectifs. Ni la Fiducie ni les preneurs fermes ne sont tenus de mettre à jour ces énoncés prospectifs après la date du présent prospectus simplifié afin de tenir compte des résultats réels ou des changements dans les attentes de la Fiducie. Veuillez également lire attentivement la rubrique « Facteurs de risque » du présent prospectus simplifié.

APF ENERGY TRUST

Renseignements généraux

La Fiducie est une société d'investissement à capital variable établie en vertu des lois de l'Alberta le 10 octobre 1996 et régie par un acte de fiducie modifié et mis à jour daté du 3 janvier 2003 (l'« acte de fiducie »). Société de fiducie Computershare du

Canada a été nommée fiduciaire. Le bureau principal et siège social de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

L'actif principal de la Fiducie est la redevance octroyée par APF Energy et APF Partnership sur les propriétés pétrolifères et gazéifères appartenant à chacune d'entre elles. La redevance est constituée d'un droit sur 99 % du revenu de redevances réalisé par APF Energy et APF Partnership, déduction faite de certains coûts, dépenses et déductions.

L'objectif de la Fiducie est de fournir aux porteurs de parts des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy et les autres entreprises qui lui versent une redevance, au moyen d'acquisitions, de forages et de projets d'optimisation.

APF ENERGY INC.

APF Energy a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices qui ont été déposées le 8 mai 1996, APF Energy a adopté la dénomination APF Energy Inc. Avec prise d'effet le 3 janvier 2003, APF Energy est devenue une filiale en propriété exclusive de la Fiducie et a fusionné avec APF Energy Management Inc. et 1014621 Alberta Ltd. Avec prise d'effet le 7 février 2003, APF Energy a fusionné avec Hawk. Avec prise d'effet le 1er mai 2003, APF Energy a fusionné avec Nycan. Avec prise d'effet le 1er octobre 2003, APF Energy a fusionné avec CanScot et sa filiale en propriété exclusive, Jubilee Resources Inc. Voir « Faits nouveaux ». Le siège social de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son bureau principal est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

APF Energy a été constituée et organisée dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. APF Energy compte 68 employés et retient les services d'exploitants contractuels à l'égard de plusieurs de ses propriétés pétrolifères et gazéifères. APF Energy fournit des services de gestion et d'administration à la Fiducie, à APF Acquisition Trust et à APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale. APF Acquisition Trust a été établie conformément à la convention de fiducie datée du 30 mai 2002. APF Energy Trust est la propriétaire exclusive de cette fiducie. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite APF Partnership. Son siège social et établissement principal se situe au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership est une société en commandite qui a été établie dans la province d'Alberta. Elle est régie par un contrat de société en commandite modifié et mis à jour daté du 30 mai 2002. 990009 Alberta Inc., qui a une participation de 1 % dans la société, en est le commandité et APF Acquisition Trust, qui a une participation de 99 % dans la société, en est, par l'intermédiaire de son fiduciaire, le commanditaire. APF Partnership a été établie dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. Le siège social et établissement principal de APF Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Partnership a conclu une convention de redevance datée du 30 mai 2002 aux termes de laquelle elle a octroyé à la Fiducie une redevance sur ses propriétés pétrolifères et gazéifères, en échange de quoi la Fiducie a convenu de régler l'obligation différée de versement du prix d'achat.

LIENS INTERSOCIÉTÉS

Le diagramme suivant décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts. Il y a lieu de se reporter aux rubriques pertinentes du présent prospectus simplifié pour obtenir une description complète de la structure de la Fiducie.



Porteurs de parts(1)
Distributions en espèces
100 %
APF Energy Trust(2)
100 %
APF Acquisition Trust
990009 Alberta Inc.
(Commandité)
Rentrées de fonds sous forme de redevances
100 %
Rentrées de fonds sous forme de redevances
Commanditaire (99 %)
Commandité
1 %
APF Energy Limited Partnership
APF Energy Inc.
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
100 %
Tika Energy Inc.
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
- Fonds de remise en état
- Sommes relatives à l'obligation différée de versement du prix d'achat
- Placements raisonnables
- Fonds de remise en état

Notes

(1) Les porteurs de parts sont propriétaires exclusifs du capital de la Fiducie.

(2) La Fiducie a également en circulation des débentures à 9,40 % d'une valeur de 50 M$ échéant le 31 juillet 2008.

FAITS NOUVEAUX

Acquisition de CanScot

En septembre 2003, APF Energy a acquis la totalité des actions ordinaires de CanScot en contrepartie d'environ 36,1 M$. La contrepartie a été payée au moyen de l'émission de 1 342 004 parts de fiducie et du versement d'une somme de 19,7 M$ en espèces. APF Energy a également pris en charge une dette de 6,1 M$. L'opération visait un groupe cible de propriétés comportant des intérêts économiques directs élevés ainsi que des réserves conventionnelles de longue durée et des réserves de méthane de gisements houillers en Alberta et au Wyoming et a ajouté à la production environ 800 bep/j, dont 81 % provient du gaz naturel. De cette production, environ 80 % était composé de gaz conventionnel et 20 %, de méthane de gisements houillers du Wyoming. Des terrains inexploités d'environ 45 800 acres nets ont été également acquis dans le cadre de l'acquisition. On considère qu'une grande partie de ces terrains ont le potentiel de produire du méthane de gisements houillers.

CanScot exerçait ses activités aux États-Unis par l'entremise de sa filiale en propriété exclusive, Tika Energy Inc. (« Tika »), société du Wyoming. Depuis la fusion de APF Energy et de CanScot, le 1er octobre 2003, Tika est une filiale en propriété exclusive américaine de APF Energy.

Appel public à l'épargne visant les débentures à 9,40 %

Le 3 juillet 2003, la Fiducie a réalisé un appel public à l'épargne visant les débentures à 9,40 % en contrepartie d'un produit brut de 50 M$. Au 16 janvier 2004, des débentures à 9,40 % d'un capital de 1 215 000 $ ont été converties. Pour obtenir une description des modalités des débentures à 9,40 %, se reporter à la note 2 du tableau figurant à la rubrique « Structure du capital consolidé de la Fiducie ».

Acquisition de Nycan

En avril 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Nycan moyennant un prix d'achat d'environ 34,4 M$. APF Energy a également pris en charge une tranche d'environ 8,9 M$ de la dette de Nycan. L'acquisition a ajouté à la production environ 1 400 bep/j, soit 6,4 Mpi³/j de gaz naturel et 327 b/j de pétrole et de LGN. Pour obtenir de plus amples renseignements sur Nycan, se reporter à la rubrique « Renseignements portant sur Nycan » du prospectus de la Fiducie daté du 19 mars 2003, qui est intégrée aux présentes par renvoi, et à la rubrique « Incidence des acquisitions importantes sur la Fiducie et APF Energy – Renseignements choisis sur l'exploitation » ci-après.

Placement de parts de fiducie

Le 2 avril 2003, la Fiducie a réalisé un appel public à l'épargne visant 5 300 000 parts de fiducie au prix de 10,40 $ chacune en contrepartie d'un produit brut de 55,12 M$.

Acquisition de Hawk

En février 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Hawk en contrepartie d'une somme en espèces d'environ 2,9 M$ et de l'émission de 3 990 461 parts de fiducie. APF a également pris en charge une tranche d'environ 7,9 M$ de la dette de Hawk. L'acquisition a ajouté à la production environ 2 700 bep/j, soit 9,3 Mpi³/j de gaz naturel et 1 150 b/j de pétrole et de LGN. Pour obtenir de plus amples renseignements sur Hawk, se reporter à la rubrique « Événements importants annoncés avant la fin de l'exercice – Acquisition de Hawk Oil Inc. » de la notice annuelle de renouvellement de la Fiducie datée du 15 mai 2003, qui est intégrée aux présentes par renvoi.

Acquisition de l'actif Swan Hills

Le 17 juin 2003, APF Energy a annoncé qu'elle avait conclu une convention en vue de l'acquisition d'une participation de 17 % dans la concession nº 1 de Swan Hills et de certains droits d'exploitation non concertée en contrepartie d'une somme en espèces de 91,75 M$. Cet actif était grevé de droits de premier refus, qui ont été exercés quant à environ 85 % de l'actif. Par conséquent, la valeur de l'acquisition, dont la clôture a eu lieu le 30 juillet 2003, a été revue à la baisse pour s'établir à 15,9 M$. L'acquisition a ajouté à la production environ 380 bep/j, dont 89 % provient du pétrole léger.

Acquisition de l'actif Countess

Le 29 mai 2003, APF Energy a réalisé l'acquisition d'une production de gaz et de droits en profondeur dans sa zone principale Countess, située dans le sud-est de l'Alberta, moyennant 7,0 M$.

L'actif Countess chevauche les terrains existants de APF Energy dans la partie nord du champ et, au moment de l'acquisition, produisait 1,2 Mpi^3/j de gaz provenant principalement des formations Mannville et Basal Colorado. La production quotidienne existante de APF Energy dans la zone Countess s'établit à environ 9,3 Mpi^3 de gaz provenant des zones peu profondes Medicine Hat et Milk River. L'acquisition de ces droits en profondeur (à raison d'un intérêt économique direct moyen de 73 %, dont la majeure partie à titre d'exploitante) permet à APF Energy d'accroître ses zones d'intérêt en vue du forage de développement.

Modification des facilités de crédit

APF Energy a conclu une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002, du 5 février 2003 et du 26 septembre 2003, avec un consortium d'institutions financières résidentes du Canada. Le montant des avances pouvant être consenties aux termes de la facilité de crédit totalise 150 M$, composés d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en prêt à terme d'un an au choix de APF Energy. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ et de multiples de 100 000 $ par la suite, assorties de frais établis en fonction de la marge applicable allant de 1,125 % à 2,0 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au taux de base américain, plus la marge applicable allant de 0,125 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au TIOL, plus la marge applicable allant de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'une durée maximale de 12 mois d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,125 % à 2,0 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de APF Energy. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture à vue d'un capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy, conformément aux exigences des prêteurs, et d'une charge flottante grevant tous les autres biens de APF Energy, ainsi que par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, du commandité de celle-ci, de la Fiducie et de APF Acquisition Trust, par une débenture à vue d'un capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et du commandité de celle-ci et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes que APF Energy et APF Partnership doivent à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes ».

Régime de réinvestissement des distributions

Le 20 novembre 2003, la Fiducie a annoncé qu'elle avait adopté un régime d'octroi de distributions primes, de réinvestissement des distributions et d'achat de parts facultatif (le « régime de réinvestissement »), qui s'appliquent aux distributions mensuelles payables à compter du 15 décembre 2003.

Le régime de réinvestissement permet aux porteurs de parts admissibles de demander que leurs distributions en espèces mensuelles soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement) à la date de distribution applicable. Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander que ces parts de fiducie supplémentaires soient remises à un courtier désigné en échange d'une distribution prime en espèces correspondant à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable. Le régime de réinvestissement permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet primes d'acheter des parts de fiducie supplémentaires nouvellement émises contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement et jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours de tout mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

Nomination d'un administrateur et d'un membre de la direction

Le 11 juin 2003, Robert MacDonald a été nommé au conseil de APF Energy par les porteurs de parts. M. MacDonald est directeur, Services aux entreprises de Marchés mondiaux CIBC, succursale d'une banque à charte canadienne, depuis octobre 1998. De mars 1998 à octobre 1998, il a été directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à mars 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Auparavant, pendant 17 ans, il a occupé divers postes dans le secteur des services financiers.

Le 1er octobre 2003, Daniel K. Allan a été nommé vice-président, Division du méthane de gisements houillers de APF Energy. M. Allan est géologue professionnel inscrit en Alberta et au Wyoming et compte plus de 28 ans d'expérience dans le secteur pétrolier et gazier. M. Allan a débuté sa carrière chez Texaco Exploration, passant six ans dans l'Ouest canadien. En 1981, il s'est joint à Dome Petroleum, à Denver, au Colorado et a passé les 14 années suivantes aux États-Unis. En 1994, il s'est joint à MAXX Petroleum en tant que directeur de l'exploration et, en 1997, a fondé CanScot Resources Ltd., dont il a été vice-président et chef de la direction. Plus récemment, M. Allan a travaillé dans le secteur de l'exploration et de la mise en valeur du méthane de gisements houillers au Canada et aux États-Unis.

Comités du conseil

En date du 12 novembre 2003, on a reconstitué le comité de vérification de APF Energy; tous les administrateurs indépendants de APF Energy ont été nommés membres du comité et M. Martin Hislop a démissionné. En outre, le comité de vérification et le comité des réserves de APF Energy ont été fusionnés.

INCIDENCE DES ACQUISITIONS IMPORTANTES SUR LA FIDUCIE ET APF ENERGY

Principales informations financières historiques et pro forma

Le tableau qui suit contient certaines informations financières sur la Fiducie, APF Energy et APF Partnership, Kinwest et les propriétés Sellco, Hawk, Nycan, ainsi que des informations financières consolidées pro forma de la Fiducie, compte tenu de l'acquisition de Kinwest, de Sellco, de Hawk et de Nycan, et de certains autres ajustements. **Les informations qui suivent doivent être lues avec les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de la Fiducie de l'exercice terminé le 31 décembre 2002 et de la période de neuf mois terminée le 30 septembre 2003 présentés sous les rubriques « États financiers consolidés pro forma de l'exercice terminé le 31 décembre 2002 » et « États financiers consolidés pro forma de la période de neuf mois terminée le 30 septembre 2003 » (collectivement les « états financiers consolidés pro forma non vérifiés »).**

	Exercice terminé le 31 décembre 2002				
	La Fiducie [1]	Kinwest et les propriétés Sellco [2]	Hawk [1]	Nycan [1]	Chiffres consolidés pro forma
(en milliers de dollars)		(non vérifié)			(non vérifié)
Vente de pétrole et de gaz naturel (déduction faite des redevances)	73 637	8 204	16 421	9 682	107 945
Charges d'exploitation	19 748	1 959	4 572	2 953	29 232
Bénéfice avant impôts et part des actionnaires sans contrôle de l'exercice	4 635	2 254	6 227	2 227	14 065

	Période de neuf mois terminée le 30 septembre 2003			
	La Fiducie	Hawk	Nycan	Chiffres consolidés pro forma
(en milliers de dollars)	(non vérifié)	(non vérifié) [3]	(non vérifié) [4]	(non vérifié)
Vente de pétrole et de gaz naturel (déduction faite des redevances)	99 937	2 647	5 166	107 750
Charges d'exploitation	22 751	670	979	24 400

	Période de neuf mois terminée le 30 septembre 2003			
	La Fiducie	Hawk	Nycan	Chiffres consolidés pro forma
(en milliers de dollars)	(non vérifié)	(non vérifié)[3]	(non vérifié)[4]	(non vérifié)
Bénéfice (perte) avant impôts de la période	31 343	(356)	19	33 738

Se reporter aux notes afférentes aux états financiers consolidés pro forma non vérifiés pour prendre connaissance des ajustements.

Notes

(1) Les informations financières sont tirées des états financiers vérifiés.
(2) Les informations financières sur Kinwest et Sellco concernent la période de cinq mois terminée le 30 mai 2002.
(3) Les informations financières sur Hawk concernent la période de un mois terminée le 31 janvier 2003.
(4) Les informations financières sur Nycan concernent la période de quatre mois terminée le 30 avril 2003.

Les informations financières pro forma ne comprennent pas les acquisitions qui ne sont pas réputées être des acquisitions importantes.

Renseignements choisis sur l'exploitation

Le tableau suivant présente certains renseignements sur l'exploitation de la Fiducie, de APF Energy et de APF Partnership, de Kinwest, des propriétés de Sellco, de Hawk et de Nycan.

	APF Energy/ APF Partnership[1][2][5]	Kinwest/ Sellco[2][3][5]	Hawk[1][6]	Nycan[4][5][6][7]
Réserves prouvées[1][2]				
(compte non tenu des redevances)				
Pétrole brut et LGN (kb)	21 078			722
Gaz naturel (Mpi³)	70 295			21 813
Réserves établies[1][2]				
(compte non tenu des redevances)				
Pétrole brut et LGN (kb)	25 169			971
Gaz naturel (Mpi³)	81 742			26 404
Valeur actualisée des réserves (en milliers de dollars)[1][2]				
(selon l'hypothèse de la hausse des prix, actualisée à 10 %)				
Réserves prouvées	284 212			43 391
Réserves établies	320 417			51 364
Production				
(compte non tenu des redevances, exercice terminé le 31 décembre 2002)[3]				
Pétrole brut et LGN (b/j)	5 451	1 598	800	252
Gaz naturel (kpi³/j)	18 488	1 578	7 670	5 966
Équivalents de pétrole (bep/j à 6 kpi³/bep)	8 532	1 861	2 078	1 246
Production				
(compte non tenu des redevances, période de neuf mois terminée le 30 septembre 2003)[7]				
Pétrole brut et LGN (b/j)	6 781		999	344
Gaz naturel (kpi³/j)	32 744		8 975	5 512
Équivalents de pétrole (bep/j à 6 kpi³/bep)	12 238		2 495	1 263

	APF Energy/ APF Partnership[1][2][5]	Kinwest/ Sellco[2][3][5]	Hawk[1][6]	Nycan[4][5][6][7]
Terrains inexploités (acres nets)[2][5]	221 989			57 991

Notes

(1) Les renseignements sur la valeur et les volumes des réserves prouvées et probables sont fondés sur le rapport sur les réserves de APF en ce qui a trait aux réserves de APF Energy et de APF Partnership et le rapport sur les réserves de Hawk en date du 1er janvier 2003.

(2) La valeur et les volumes des réserves ainsi que les terrains inexploités de APF Energy comprennent la valeur et les volumes des réserves prouvées et probables ainsi que les terrains inexploités de Kinwest et des propriétés de Sellco, de Paddle River et de Hawk.

(3) Les données relatives à la production de Kinwest/Sellco visent la période de cinq mois terminée le 30 mai 2002.

(4) La valeur et les volumes des réserves prouvées et probables sont fondés sur le rapport sur les réserves de Nycan en date du 1er octobre 2002. Dans le rapport sur les réserves de Nycan, les frais d'exploitation relatifs aux baux des puis et les frais de traitement ont été divisés en trois catégories : fixes annuels, fixes par puits mensuels et variables. Les frais d'exploitations fixes annuels comprennent le coût des baux, les impôts fonciers et les frais généraux et ils ont été considérés comme constants pendant la durée du projet. Les frais fixes par puits mensuels se composent du solde des frais d'exploitation des puits connexes. Ces frais ont été réduits au fil du temps en supposant que l'exploitation de la propriété bénéficierait de l'efficacité acquise par l'exploitant et d'une meilleure exploitation du gisement. Les frais d'exploitation variables se composent des frais qui sont directement liés au taux de production des puits.

(5) Les réserves sont présentées au 31 décembre 2002 en ce qui a trait à APF Energy et au 1er octobre 2002 en ce qui a trait à Nycan.

(6) Les renseignements sur la production de Hawk ne se rapportent qu'au mois terminé le 31 janvier 2003. Les renseignements sur la production de Nycan se rapportent à la période de quatre mois terminée le 30 avril 2003.

(7) Pour l'exercice terminé le 31 décembre 2002, la production attribuable à l'intérêt économique direct de Nycan s'est établie à 91 980 b de pétrole et de LGN et à 2 177 500 kpi^3 de gaz naturel, soit une production totale de 454 900 bep.

ENGAGEMENTS FUTURS DE APF ENERGY

APF Energy a conclu les instruments dérivés suivants :

Pétrole brut

Année	Période	Type de contrat	Quantité quotidienne moyenne (b)	Prix couvert moyen ($ US/b)
2004	Premier trimestre	Swap	3 167	29,63
2004	Deuxième trimestre	Swap	2 500	30,77
2004	Troisième trimestre	Swap	1 833	29,38
2004	Quatrième trimestre	Swap	667	29,83

Gaz naturel (couvertures en $ CA)

Année	Période	Type de contrat	Quantité quotidienne moyenne (GJ)	Prix couvert moyen ($ CA/GJ)
2004	Premier trimestre	Swap	10 000	7,19
2004	Deuxième trimestre	Swap	333	6,00

Gaz naturel (couvertures en $ US)

Année	Période	Type de contrat	Quantité quotidienne moyenne (MBtu)	Prix couvert moyen (US$/MBtu)
2004	Premier trimestre	Swap	2 000	7,00

Taux d'intérêt

Période	Montant	Taux de swap
Du 28 février 2003 au 28 février 2005	20 000 000 $	3,67 % plus la commission d'acceptation applicable
Du 7 mai 2003 au 9 mai 2005	20 000 000 $	3,75 % plus la commission d'acceptation applicable
Du 7 nov. 2003 au 7 nov. 2005	20 000 000 $	3,58 % plus la commission d'acceptation applicable
Total	60 000 000 $	3,67 % plus la commission d'acceptation applicable

Opération de change

Période	Taux fixe	Montant (en $ US)	Prix moyen
Année civile 2004	1,3333	10 000 000	La moyenne arithmétique des cours à midi établis par la Banque du Canada comme taux de conversion quotidiens du dollar canadien par rapport au dollar américain, à compter du 2 janvier 2004 jusqu'au 30 décembre 2004.

DESCRIPTION DES PARTS DE FIDUCIE

Parts de fiducie et parts spéciales à droit de vote

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie donnent droit à une part égale des distributions de la Fiducie et comportent des droits de vote égaux aux assemblées des porteurs de parts. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote ») conférant à leurs porteurs (les « porteurs de parts spéciales »), aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission des parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit aux porteurs de parts spéciales. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises à titre de contrepartie payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Distributions en espèces

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois, dans la mesure permise par le conseil d'administration de APF Energy. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour du mois ont le droit d'y participer. Le fiduciaire verse les distributions aux porteurs de parts 15 jours après la date de clôture des registres applicable ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions mensuelles sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les retenues payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire provisoirement sa dette bancaire. Le pourcentage exact conservé par la Fiducie est établi à la discrétion du conseil d'administration de APF Energy et variera d'un mois à l'autre selon, entre autres, le prix des marchandises actuel et prévu. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 61 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital; ce pourcentage s'est élevé à 75 %, à 66 %, à 38 %, à 43 % et à 36 %, respectivement, en 1998, en 1999, en 2000, en 2001 et en 2002.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

		Distributions en espèces par part de fiducie
1997		1,510 $
1998		1,840 $
1999		1,555 $
2000		1,900 $
2001		3,045 $
2002		1,800 $
2003		
	Janvier	0,160 $
	Février	0,160 $
	Mars	0,165 $
	Avril	0,185 $
	Mai	0,185 $
	Juin	0,200 $
	Juillet	0,200 $
	Août	0,200 $
	Septembre	0,200 $
	Octobre	0,175 $
	Novembre	0,175 $
	Décembre	0,175 $
2003	Total	2,180 $
2004		
	Janvier	0,175 $
Total		14,005 $

Note

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

HISTORIQUE DE NÉGOCIATION

Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « AY.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation global des parts de fiducie, selon les données publiées par la TSX, pendant les périodes indiquées.

	Fourchette des cours		
Période	Haut (en dollars)	Bas (en dollars)	Volume
2001			
Premier trimestre	10,70	9,65	2 540 424
Deuxième trimestre	13,40	9,62	3 803 100
Troisième trimestre	11,50	9,01	2 424 493
Quatrième trimestre	10,65	8,75	2 874 300
2002			
Premier trimestre	10,99	9,35	4 023 753
Deuxième trimestre	11,19	10,08	4 366 545
Troisième trimestre	10,89	10,11	3 614 591
Quatrième trimestre	10,71	9,00	5 307 699

Période	Fourchette des cours Haut (en dollars)	Bas (en dollars)	Volume
2003			
Janvier	10,40	9,66	1 878 757
Février	10,70	10,06	2 032 357
Mars	10,95	10,23	2 688 258
Avril	10,32	9,30	3 198 282
Mai	10,78	9,96	3 552 497
Juin	11,40	10,55	5 861 849
Juillet	11,74	11,08	4 990 092
Août	12,63	11,50	5 121 747
Septembre	12,28	11,31	4 268 580
Octobre	11,95	11,45	2 765 132
Novembre	12,17	11,55	2 538 256
Décembre	12,67	11,64	2 463 333
2004			
Janvier (jusqu'au 16)	12,63	11,69	2 215 771

Le 16 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 11,79 $ à la TSX.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

La structure du capital consolidé de la Fiducie au 31 décembre 2002, au 30 septembre 2003 et au 30 novembre 2003, compte non tenu du placement et compte tenu du placement, figure dans le tableau suivant.

	Autorisé	31 décembre 2002 [8]	30 septembre 2003 (non vérifié)	30 novembre 2003, *compte non tenu* du placement (non vérifié)	30 novembre 2003, *compte tenu du* placement (non vérifié) [5]
Dette bancaire [1]	150 000 000 $	88 000 000 $	90 000 000 $	92 000 000 $	49 322 000 $
Débentures à 9,40 % [2]	50 000 000 $	néant	46 869 057 $	46 869 057 $	46 869 057 $
Parts de fiducie [3]	500 000 000	214 405 160 $ (22 942 417 parts de fiducie)	322 167 825 $ (33 868 078 parts de fiducie)	322 316 065 $ (33 888 531 parts de fiducie)	364 994 065 $ (37 788 531 parts de fiducie)
Parts spéciales à droit de vote [4]	illimité	néant	néant	néant	néant

Notes

(1) En date des présentes, APF Energy bénéficie d'une facilité de crédit consortiale maximale de 150 M$. Ce montant est composé d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en un emprunt à terme d'une durée de un an au gré de APF Energy si la période de renouvellement n'est pas prolongée. Au moment d'une telle conversion, le cas échéant, la tranche inutilisée de la facilité sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : i) emprunts en dollars canadiens par tranches de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable, qui varie de 0,125 % à 1,625 %; ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ assorties d'une commission établie en fonction de la marge applicable, qui varie de 1,125 % à 2,0 %; iii) emprunts en dollars américains d'un capital minimal de 500 000 $ US portant intérêt au taux de base américain, plus la marge applicable, qui varie de 0,125% à 1,625 %; iv) emprunts au TIOL d'un capital minimal de 500 000 $ US portant intérêt au TIOL, plus la marge applicable, qui varie de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'un montant minimal de 500 000 $, assorties de commissions allant de 1,125 % à 2,0 %. La « marge applicable » est basée sur une échelle mobile liée au ratio entre la dette et les flux de trésorerie de APF Energy. Le montant disponible de la facilité de crédit est limité à la base d'emprunt établie de temps à autre par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un montant en capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolières et gazières de APF Energy et d'une charge flottante grevant l'ensemble des autres biens de APF Energy et par une cession générale des créances de APF Energy qui est inscrite dans toutes les provinces où celle-ci exerce ses activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, de son commandité, de la Fiducie et de APF Acquisition Trust, ainsi que par une débenture remboursable sur demande d'un montant en capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et de son commandité et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes dues par APF Energy et APF Partnership à la Fiducie et à APF Acquisition Trust (y compris les redevances) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit et leur remboursement a été suspendu. Se reporter à la rubrique « Faits nouveaux – Modification des facilités de crédit ».

(2) Le 3 juillet 2003, la Fiducie a émis 50 000 débentures à 9,40 % au prix de 1 000 $ la débenture. Ces débentures portent intérêt au taux annuel de 9,40 % payable semestriellement le 31 janvier et le 31 juillet de chaque année à compter du 31 janvier 2004. Elles sont rachetables par la Fiducie au prix de 1 050 $ chacune si le rachat a lieu à compter du 31 juillet 2006 et avant le 31 juillet 2007, et au prix de 1 025 $ chacune si le rachat a lieu à compter du 31 juillet 2007 et avant l'échéance, dans chaque cas plus l'intérêt couru et impayé. Chaque débenture à 9,40 % est convertible en parts de fiducie au gré du porteur à tout moment avant la fermeture des bureaux à la date d'échéance des débentures ou le jour ouvrable précédant la date fixée par la Fiducie pour le rachat des débentures à 9,40 %, selon la première des éventualités, au prix de conversion de 11,25 $ par part de fiducie. La Fiducie peut choisir, à tout moment, de remplir son obligation de verser l'intérêt sur les débentures à 9,40 % en remettant au fiduciaire des débentures un nombre suffisant de

parts de fiducie pour satisfaire l'obligation relative à l'intérêt versé aux détenteurs. La Fiducie peut également, à son gré, choisir de verser le capital dû au moment du rachat ou à l'échéance des débentures par l'émission de parts de fiducie calculé à 95 % du cours moyen pondéré des parts de fiducie précédant le rachat ou la date d'échéance.

(3) En outre, en date des présentes, en vertu des options octroyées à des administrateurs, à des dirigeants et à des salariés de APF Energy qui leur permettent d'acheter des parts de fiducie, 130 913 parts de fiducie sont réservées dans l'éventualité de la levée des options. Le régime d'options d'achat d'actions actuel a été remplacé par un régime incitatif de droits d'achat de parts de fiducie (le « régime incitatif »), approuvé par les porteurs de parts lors de l'assemblée générale et extraordinaire annuelle tenue le 6 juin 2001. Les détails de ce régime sont établis dans la circulaire, intégrée par renvoi dans le présent prospectus simplifié. Se reporter à la rubrique « Documents intégrés par renvoi ». En date des présentes, 1 829 320 droits ont été émis en vertu de ce régime incitatif.

(4) Se reporter à la rubrique « Description des parts de fiducie – Parts de fiducie et parts spéciales à droit de vote » pour obtenir une description des parts spéciales à droit de vote.

(5) Compte tenu de l'émission de 3 900 000 parts de fiducie pour un produit brut de 45 240 000 $ moins la rémunération des preneurs fermes de 2 262 000 $ et les coûts estimatifs relatifs au placement de 300 000 $. Le produit net de l'offre, estimé à 42 678 000 $, sera affecté au remboursement de la dette ainsi qu'aux fins générales de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures. Si les preneurs fermes exercent la totalité de leur option, la fiducie aura 38 653 531 parts de fiducie en circulation, des parts de fiducie totalisant 374 526 365 $ et une dette bancaire de 39 789 700 $.

(6) Sur une base cumulative consolidée, les distributions ont dépassé les bénéfices non répartis de 75 061 288 $, et les impôts sur les bénéfices futurs cumulés totalisaient 39 624 685 $ au 31 décembre 2002 (79 794 814 $ et 63 740 176 $ respectivement au 30 septembre 2003).

(7) Au 31 décembre 2002, les capitaux propres consolidés s'élevaient à 139,3 M$ et ils étaient formés de 214,4 M$ d'apports nets de capital (plus 35 588 861 $ de bénéfices non répartis moins 110 650 149 $ de distributions cumulées en espèces déclarées). Les capitaux propres s'élevaient à 288,1 M$ au 30 septembre 2003.

(8) Information tirée des états financiers vérifiés.

EMPLOI DU PRODUIT

Le produit net du présent placement est estimé à 42 678 000 $ (52 210 300 $ si l'option des preneurs fermes est levée intégralement), déduction faite de la rémunération des preneurs fermes, soit 2 262 000 $ (2 763 700 $ si l'option des preneurs fermes est levée intégralement) et des frais d'émission estimés à 300 000 $. Voir « Mode de placement ». La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit remboursable sur demande renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme (la « convention de prise ferme ») datée du 19 janvier 2004 conclue entre la Fiducie, APF Energy, APF Acquisition Trust, APF Partnership et 990009 Alberta Inc., d'une part, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP, à titre de preneurs fermes, d'autre part, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter, le 4 février 2004, sous réserve des modalités qui y sont énoncées, les parts de fiducie qui font l'objet du présent placement au prix de 11,60 $ chacune, soit une contrepartie brute totale de 45 240 000 $ payable en espèces à la Fiducie contre remise des parts de fiducie. Les modalités du présent placement ont été fixées par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour le compte des preneurs fermes. En contrepartie des services qu'ils auront fournis relativement au présent placement, les preneurs fermes toucheront une rémunération de 2 262 000 $.

La Fiducie a octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») qui permet à ceux-ci d'acheter un nombre maximal de 865 000 parts de fiducie supplémentaires, selon les modalités du présent placement, qui peut être levée jusqu'à 48 heures avant la date de clôture. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net du présent placement, sans tenir compte des frais relatifs au présent placement, qui sont estimés à 300 000 $, totaliseront respectivement 55 274 000 $, 2 763 000 $ et 52 510 300 $. Le présent prospectus simplifié assure également l'admissibilité à des fins de placement de l'option des preneurs fermes et des parts de fiducie émises au moment de la levée de celle-ci.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ceux-ci peuvent y mettre fin à leur discrétion si certaines conditions se réalisent. Les preneurs fermes sont toutefois tenus de prendre en livraison et de payer la totalité des parts de fiducie qui font l'objet des présentes si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. Si un ou plusieurs des preneurs fermes n'achètent pas les parts de fiducie qui leur ont été attribuées, les autres preneurs fermes pourront mettre fin à leur obligation d'acheter les parts de fiducie qui leur ont été attribuées ou ils pourront, sans y être tenus, acheter au prorata entre eux les parts de fiducie qui n'auront pas été achetées par le ou les premiers preneurs fermes. La convention de prise ferme prévoit également que la Fiducie, APF Energy, APF Acquisition Trust,

APF Partnership et 990009 Alberta Inc. indemniseront les preneurs fermes ainsi que leurs mandataires, administrateurs, membres de la direction, actionnaires, associés et employés de certaines responsabilités et de certains frais.

Conformément aux règlements sur les valeurs mobilières applicables, les preneurs fermes ne peuvent, pendant la durée du placement, faire des offres d'achat à l'égard des parts de fiducie ou en acheter. Cette restriction est assujettie à certaines exceptions, y compris (i) une offre d'achat ou un achat permis par les règlements d'une bourse désignée ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et (ii) une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ou à en accroître le cours. Relativement au présent placement et sous réserve de ce qui précède, les preneurs fermes peuvent attribuer des parts de fiducie en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un cours autre que celui qui serait formé sur le marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sans le consentement préalable de Scotia Capitaux Inc. pour le compte des preneurs fermes aux termes de la convention de prise ferme, que celle-ci ne peut refuser de donner sans motif valable, autoriser, émettre ou vendre des parts de fiducie ou d'autres titres donnant le droit d'acquérir des parts de fiducie, ni convenir de le faire ou annoncer son intention de le faire, à tout moment dans les 90 jours suivant la clôture du présent placement, sauf pour ce qui est de l'octroi de droits dans le cadre du régime de droits d'achat de parts de fiducie incitatif de la Fiducie, de l'émission de parts de fiducie dans le cadre du régime de réinvestissement ou de l'émission de parts de fiducie au moment de l'exercice des droits en circulation ou de la levée des options en circulation de la Fiducie ou au moment de la conversion des débentures à 9,40 %.

Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui devrait avoir lieu vers le 4 février 2004, ce qui se situe après la date de clôture des registres applicable à la prochaine distribution que la Fiducie doit verser aux porteurs de parts le 16 février 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 mars 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution.

La Fiducie a demandé à la TSX d'inscrire à sa cote les parts de fiducie qui font l'objet des présentes. Cette inscription comporte pour condition que la Fiducie remplisse toutes les exigences de la TSX en matière d'inscription.

Les parts de fiducie qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi de 1933 ») ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être placées ou vendues aux États-Unis ou auprès d'une personne américaine (au sens conféré au terme « *U.S. Person* » dans le règlement S de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières des États applicables. La convention de prise ferme permet aux preneurs fermes de placer et de revendre les parts de fiducie qu'ils ont acquises aux termes de la convention de prise ferme à certains investisseurs institutionnels admissibles aux États-Unis, à la condition que ces opérations soient conformes à la règle 144A de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes qui placent et vendent des parts de fiducie à l'extérieur des États-Unis ne peuvent le faire que conformément au règlement S de la Loi de 1933.

Les preneurs fermes ont convenu de ne pas offrir à des fins d'achat ou de vente, vendre, transférer ou aliéner d'une autre manière des parts de fiducie (ou des droits sur celles-ci ou des participations dans celles-ci) aux États-Unis, sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 conclues avec certains investisseurs institutionnels.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (qu'il participe ou non au présent placement) qui place ou vend les titres qui font l'objet des présentes aux États-Unis ou à une personne des États-Unis ou pour le compte ou au profit d'une telle personne, pourrait contrevenir aux exigences en matière d'inscription de la Loi de 1933 si le placement ou la vente n'est pas fait conformément à une dispense de ces exigences.

LIENS ENTRE LES PRÊTEURS DE APF ENERGY ET CERTAINS DES PRENEURS FERMES

Scotia Capitaux Inc. et Financière Banque Nationale Inc., directement ou indirectement, sont des filiales en propriété exclusive de banques à charte canadienne (les « prêteurs »), qui sont des prêteurs de APF Energy et auxquelles, en date du 30 novembre 2003, APF Energy devait 92,0 M$ (dont la tranche consortiale qui leur revient s'élève à 63,7 M$). Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement au

remboursement d'une partie de sa facilité de crédit remboursable sur demande renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures. APF Energy respecte présentement les modalités de la convention relative aux facilités de crédit conclue avec les prêteurs. La dette de APF Energy envers les prêteurs a été garantie, comme il est décrit à la rubrique « Structure du capital consolidé de la Fiducie », pour le compte de la Fiducie. La décision de placer les parts de fiducie par les présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son propre compte et pour le compte des autres preneurs fermes. Les prêteurs n'ont pas participé à ce processus; toutefois, ils ont été informés de l'émission et des modalités de celle-ci. En conséquence du présent placement, Scotia Capitaux Inc. et Financière Banque Nationale Inc. toucheront chacune leur quote-part dans la rémunération payable aux preneurs fermes par la Fiducie.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Parlee McLaws LLP, conseillers juridiques de la Fiducie, et de Burnet Duckworth & Palmer LLP, conseillers juridiques des preneurs fermes, le texte qui suit résume, en date des présentes, les principales considérations fiscales fédérales canadiennes applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent sommaire ne s'applique qu'aux porteurs de parts de fiducie qui, aux fins de la Loi de l'impôt, sont des résidents canadiens, détiennent leurs parts de fiducie à titre d'immobilisations et traitent sans lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de valeurs mobilières ou qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Dans certaines circonstances, certains porteurs qui, autrement, pourraient ne pas être considérés comme détenant les parts de fiducie à titre d'immobilisations pourraient obtenir que leurs parts de fiducie soient admissibles à ce titre en faisant le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent sommaire ne s'applique pas (i) au porteur de parts de fiducie qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans des parts de fiducie.

Le présent sommaire est fondé sur les dispositions actuelles de la Loi de l'impôt, sur le Règlement de l'impôt sur le revenu (le « règlement ») ainsi que sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives et de cotisation actuelles de l'Agence des douanes et du revenu du Canada (l'« ADRC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent sommaire ne tient pas compte ni ne prévoit de modifications de la législation fiscale, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives et de cotisation de l'ADRC. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte ni ne prévoit de considérations fiscales provinciales (sauf pour ce qui est de certains aspects liés au CIAR), territoriales ou étrangères, découlant de l'acquisition, de la propriété ou de la disposition de parts de fiducie. Sauf indication contraire, le présent sommaire repose sur l'hypothèse selon laquelle la Fiducie sera à tout moment admissible à titre de fiducie d'investissement à participation unitaire et de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et toutes les opérations décrites dans les présentes se feront à la juste valeur marchande. Le présent sommaire présume que les modifications proposées seront adoptées essentiellement dans leur forme actuelle, bien qu'il soit impossible de garantir que tel sera le cas.

Le présent sommaire est présenté uniquement à titre informatif. Il n'est pas destiné à fournir un avis juridique ou fiscal à un acquéreur de parts de fiducie éventuel et ne doit pas être interprété comme tel. L'impôt à payer par chaque porteur dépend de la situation particulière de celui-ci. Les acquéreurs éventuels de parts de fiducie devraient consulter leurs fiscalistes en ce qui a trait à leur situation particulière.

La Fiducie

Régime fiscal de la Fiducie

Selon certaines déclarations factuelles faites par APF Energy, la Fiducie est admissible à titre de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt et on présume qu'elle le demeurera à tout moment. Si la Fiducie cesse d'être admissible à ce titre à un certain moment, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites dans les présentes et la Fiducie pourrait avoir à payer de l'impôt en vertu de la Partie XII.2 de la Loi de l'impôt.

Droit au CIAR

La Fiducie a le droit de demander le CIAR en vertu de la législation actuelle, selon laquelle le CIAR est calculé d'après une formule axée sur le prix du pétrole brut. Le montant maximal de la redevance destinée à la Couronne auquel ce taux s'applique annuellement est de 2 000 000 $ par demandeur ou groupe de demandeurs associés. Les redevances à la Couronne de l'Alberta admissibles excluent les redevances relatives aux propriétés qui constituent des « avoirs miniers assujettis à des restrictions » au sens donné à l'expression *restricted resource properties* dans la *Corporate Tax Act* (Alberta).

Revenu de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure toutes les sommes relatives à la redevance qui lui ont été versées ou qui lui étaient payables au cours de l'année, y compris les sommes susceptibles d'être compensées ainsi que toutes les sommes qu'elle a versées à APF Energy ou à APF Partnership au cours de cette année relativement aux redevances à la Couronne remboursées. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition la totalité de l'intérêt couru sur les placements qu'elle détient jusqu'à la fin de l'année, ou qu'elle a touché ou devrait toucher avant la fin de l'année, sauf si cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure. La Fiducie doit inclure dans son revenu le CIAR qu'elle reçoit, sous réserve d'une application graduelle sur 10 ans.

Administration

Aux fins du calcul de son revenu, la Fiducie a le droit de déduire, à titre de frais administratifs raisonnables, une somme n'excédant pas 10 % de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz cumulatifs (les « FBCPG »), d'après une échelle décroissante, et 20 % du total des frais d'émission du présent placement et des placements précédents, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure. Lorsque, à la suite de la vente d'une propriété par APF Energy ou APF Partnership et de la libération de la redevance relative à cette propriété, une somme devient payable à la Fiducie au cours d'une année, la somme en question doit être déduite aux fins du calcul du compte de FBCPG cumulatifs de la Fiducie. Si le solde des FBCPG cumulatifs de la Fiducie à la fin d'une année d'imposition particulière, une fois que toutes les inclusions et déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de la Fiducie pour cette année.

Conformément à la Loi de l'impôt et au règlement, la Fiducie aura droit à une déduction relative aux ressources correspondant à 25 % de ses « bénéfices modifiés relatifs à des ressources ». En règle générale, les bénéfices modifiés relatifs à des ressources de la Fiducie correspondent à son revenu tiré de la redevance, déduction faite des sommes déduites dans le calcul de son revenu, autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et les sommes déduites relativement aux distributions aux porteurs de parts, comme il est décrit ci-après. La Fiducie ne peut déduire les droits à la Couronne qu'elle rembourse à APF Energy ou à APF Partnership au cours de l'année. La déduction relative à des ressources est abolie graduellement et la déductibilité des charges effectivement versées à la Couronne est mise en œuvre graduellement sur une période de cinq ans.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou doit verser aux porteurs de parts au cours de l'année ainsi que toute somme constituant l'excédent, s'il y a lieu, des redevances à la Couronne remboursées par la Fiducie sur la déduction relative aux ressources de l'année en question, dans la mesure où un tel excédent est désigné par la Fiducie comme étant payable aux porteurs de parts pour une telle année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition si elle est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement. Voir « Imposition des porteurs de parts ». Dans la mesure où l'objectif est de répartir entre les porteurs de parts toutes les sommes sur lesquelles la Fiducie devrait payer de l'impôt, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt.

Imposition des porteurs de parts

Chaque porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. On considère qu'une somme est payable à un porteur de parts au cours d'une année d'imposition si ce dernier a le droit d'en exiger le paiement au cours de cette année. Le revenu qu'un porteur de

parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources ou des « bénéfices relatifs à des ressources » aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, tous les dividendes qui seraient inclus dans son revenu à titre de dividendes reçus sur des actions seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie et la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne devrait pas, de manière générale, être incluse dans le revenu du porteur pour l'année en question, mais réduit généralement le prix de base rajusté des parts de fiducie détenues par ce porteur de parts. Dans la mesure où le prix de base rajusté d'une part de fiducie serait inférieur à zéro, le nombre négatif sera considéré comme un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu.

La disposition réelle ou réputée de parts de fiducie (sauf dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain en capital (ou à une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie pour le porteur de parts et des frais de disposition raisonnables. En règle générale, la moitié des gains en capital réalisés par le porteur de parts doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies à la disposition d'une part de fiducie peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts.

Le porteur de parts qui est une société privée dont le contrôle est canadien (au sens de la Loi de l'impôt) pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Porteurs de parts exonérés d'impôt

Sous réserve des dispositions expresses d'un régime exonéré donné, les parts de fiducie constitueront, à la condition que la Fiducie soit admissible à titre de fiducie de fonds commun de placement, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices, au sens de la Loi de l'impôt (les « régimes exonérés »). Ces régimes exonérés ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions qu'ils reçoivent de la Fiducie ou des gains en capital découlant de la disposition de parts de fiducie. APF Energy a informé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie, s'il y a lieu, sera inférieur à 30 % du coût indiqué de tous les biens de la Fiducie et que, par conséquent, les parts de fiducie ne constitueront pas des biens étrangers pour les régimes exonérés, les régimes enregistrés, les régimes de retraite ou les autres personnes assujetties à l'impôt en vertu de la Partie XI de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP, selon les déclarations de APF Energy et de la Fiducie quant à certaines questions de fait, les parts de fiducie qui font l'objet des présentes constitueront, à la date de clôture, des placements admissibles en vertu de la Loi de l'impôt et du règlement pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices et ne constitueront pas, à la même date, des biens étrangers aux fins de la Loi de l'impôt.

L'admissibilité des parts de fiducie à des fins de placement pour les acquéreurs auxquels l'une ou l'autre des lois suivantes s'applique est, dans certains cas, régie par des critères qui doivent être établis par ces acquéreurs à titre de politiques ou de directives conformément aux lois applicables (et, s'il y a lieu, aux règlements y afférents) et est assujettie aux normes de placement prudent ainsi qu'aux dispositions générales en matière de placement des lois en question :

Loi sur les sociétés d'assurances (Canada)
Loi sur les sociétés de fiducie et de prêt (Canada)
Loi sur les associations coopératives de crédit (Canada)
Loi de 1985 sur les normes de prestation de pension (Canada)
Financial Institutions Act (Colombie-Britannique)
Pension Benefits Standards Act (Colombie-Britannique)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
Loi sur les assurances (Manitoba)
Loi sur les fiduciaires (Manitoba)
Loi sur les prestations de pension (Manitoba)
Loi sur les régimes de retraite (Ontario)
Loi sur les sociétés de prêt et de fiducie (Ontario)
Loi sur les assurances (Québec) (pour les assureurs autres que des corporations de fonds de garantie)
Loi sur les sociétés de fiducie et les sociétés d'épargne (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds)
Loi sur les régimes complémentaires de retraite (Québec)

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie que les épargnants devraient examiner avec soin avant de décider d'investir dans les parts de fiducie.

Activités de APF Energy et de APF Partnership

Risques inhérents à l'acquisition

APF Energy a récemment réalisé les acquisitions de Hawk, de Nycan et de CanScot afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et d'être en mesure de réaliser certains avantages. Le pouvoir de APF Energy de réaliser les avantages découlant des acquisitions sera en partie tributaire de l'efficacité du processus de regroupement des fonctions et d'intégration des activités et des procédés dans des délais raisonnables ainsi que de la mesure dans laquelle celle-ci saura réaliser les possibilités de croissance et les synergies attendues du regroupement des entreprises de Nycan, de Hawk, de CanScot et de APF Energy. L'intégration des sociétés acquises obligera les membres de la direction à y consacrer énormément d'efforts, de temps et de ressources, ce qui pourrait se faire au détriment d'autres occasions intéressantes sur le plan stratégique et d'autres questions d'exploitation. Le processus d'intégration pourrait provoquer la rupture de liens d'affaires et de liens établis avec la clientèle et les employés, ce qui pourrait empêcher APF Energy de réaliser les avantages prévus des acquisitions.

Achat de la redevance

Le prix d'achat de la redevance relative aux propriétés de APF Energy et de APF Partnership (qui sont collectivement appelées « APF Energy » dans les paragraphes suivants de la présente rubrique) est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs en pétrole indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses importantes relatives à des facteurs tels que les possibilités de récupération et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy et de la Fiducie. Plus particulièrement, les changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question se répercuteront sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude quant aux aspects géologique et technique, de sorte que la production et les réserves pourraient se révéler inférieures à celles qui sont attribuées aux propriétés de APF Energy.

Dépendance à l'endroit des exploitants des propriétés et de la direction

Le revenu distribuable, dans la mesure où il se rapporte à la redevance, est directement tributaire de la production continue de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Grâce à son statut de fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de la gestion de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

Questions d'ordre environnemental

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels pouvant se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses susceptibles de causer des dommages aux propriétés de APF Energy ou à d'autres propriétés qui pourraient être acquises et entraîner la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, cette réglementation exige que les emplacements des puits et des installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La violation de cette réglementation pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de APF Energy et de ces autres entreprises.

Exploitation du méthane de gisements houillers

APF Energy s'est lancée dans la mise en valeur de réserves de méthane de gisements houillers au Canada et aux États-Unis. Ce type d'activité en est encore au stade expérimental au Canada et exige des dépenses en immobilisations considérables à long terme. Ces travaux de mise en valeur comportent un certain nombre de risques, y compris l'incertitude inhérente au titre de propriété du gaz de gisements houillers, les mouvements écologiques qui s'opposent à la mise en valeur du méthane de gisements houillers vu le nombre élevé de puits nécessaires et les questions relatives à l'évacuation des eaux, et le risque d'une diminution future du prix du gaz qui pourrait ralentir ou retarder ces travaux. En outre, dans la mesure où le cadre réglementaire actuel a été conçu en vue de s'appliquer au gaz conventionnel, son mode d'application à la mise en valeur du méthane de gisements houillers est incertain.

Étant donné que le méthane de gisements houillers est de plus en plus recherché, il n'est aucunement assuré que APF Energy pourra continuer d'acquérir des éléments d'actif et des terrains susceptibles de se prêter à une telle exploitation, que ce soit en Alberta ou au Wyoming.

Protocole de Kyoto

Le Canada est l'un des pays signataires de la Convention-cadre des Nations Unies sur les changements climatiques et a ratifié le protocole de Kyoto qui a été établi aux termes de celle-ci en vue d'imposer des cibles obligatoires destinées à réduire les émissions de dioxyde de carbone, de méthane, d'oxyde nitreux et d'autres émissions de ce qu'on appelle les « gaz à effet de serre », à l'échelle nationale. Les installations d'exploration et de production de APF Energy émettent une petite quantité de gaz à effet de serre, qui se dégagent aussi d'autres activités de celle-ci, ce qui pourrait faire en sorte que APF Energy soit assujettie à la législation réglementant les émissions de gaz à effet de serre. Le gouvernement fédéral a lancé le Plan du Canada sur les changements climatiques qui propose d'autres mesures législatives qui établiront des exigences relatives à la réduction des émissions de gaz à effet de serre dans le cadre de diverses activités industrielles, y compris l'exploration et la production pétrolières et gazières. Ces mesures législatives fédérales futures, ainsi que les exigences provinciales relatives à la réduction des émissions, telles que les exigences proposées dans le projet de loi 37 de l'Alberta, intitulé *Climate Change and Emissions Management Act*, pourraient exiger la réduction des émissions des installations et des activités de APF Energy, ou de l'intensité

de ces émissions. Les coûts directs et indirects qui devront être engagés pour se conformer à ces règlements pourraient avoir une incidence défavorable sur l'entreprise de APF Energy.

Prix des substances pétrolières

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix que APF Energy tire de sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres régions productrices de pétrole, qui sont indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable importante sur l'exploitation, la situation financière, les réserves pouvant être mises en production de façon rentable et le potentiel de mise en valeur des réserves de pétrole et de gaz naturel de APF Energy. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Energy pourrait également gérer le risque lié à la fluctuation du cours du change en concluant des contrats de change à terme. Dans la mesure où APF Energy conclut des opérations de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité de ses contreparties. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix courants du pétrole et du gaz naturel.

Nature des parts de fiducie

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation dans la Fiducie. Les porteurs de parts ne bénéficient pas des droits et de la protection que les lois sur les sociétés par actions confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence et la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice.

Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, APF Energy n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Considérations fiscales et réglementation gouvernementale

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime fiscal de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

Modification des normes de divulgation relatives aux réserves

Les documents d'information que la Fiducie déposera en 2004 seront assujettis à la norme canadienne 51-101, qui prévoit de nouvelles normes relatives à la préparation et à la présentation des réserves pétrolières et gazières et des estimations connexes, exige que certaines de ces estimations et d'autres renseignements relatifs aux activités pétrolières et gazières soient déposés chaque année et définit les responsabilités des administrateurs des sociétés par actions. Plus précisément, les définitions des réserves prouvées et des réserves probables ont été modifiées et prévoient des degrés de certitude quantifiés et les réserves probables seront réduites pour tenir compte du risque. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme canadienne 51-101. Étant donné la mise en application de la norme canadienne 51-101 et de ses répercussions sur l'évaluation et la présentation des réserves, les réserves de la Fiducie et les rentrées de fonds nettes futures estimatives provenant des réserves existantes de celle-ci et de APF Energy pourraient être réduites, et le montant de la réduction pourrait être assez élevé.

Comptabilisation des dévaluations conformément aux PCGR

Conformément aux principes comptables généralement reconnus (les « PCGR ») canadiens, la direction doit appliquer certaines conventions comptables et faire certaines estimations et hypothèses qui ont une incidence sur les sommes déclarées dans les états financiers consolidés de la Fiducie. Ces conventions comptables pourraient entraîner des imputations hors-caisse au bénéfice net et des dévaluations de l'actif net dans les états financiers. Ces imputations hors-caisse et ces dévaluations pourraient être mal perçues par le marché, limitant ainsi le pouvoir d'emprunt ou entraînant ainsi une baisse du prix des parts de fiducie.

Aux termes des PCGR, les montants nets auxquels sont comptabilisés les frais pétroliers et gaziers, par propriété ou par projet, sont assujettis au critère du recouvrement des coûts, qui est fondé en partie sur les rentrées nettes futures estimatives provenant des réserves. Si les coûts capitalisés nets excèdent les sommes récupérables estimatives, APF Energy devra réduire la valeur comptable de ses propriétés pétrolifères et gazéifères jusqu'à concurrence de leur juste valeur estimative, ce qui entraînera une imputation au bénéfice. La baisse de la valeur nette des propriétés pétrolifères et gazéifères pourrait faire en sorte que les coûts capitalisés excèdent le plafond de coûts et qu'une charge soit imputée au bénéfice.

Les PCGR exigent que les soldes de l'écart d'acquisition soient évalués au moins chaque année afin de s'assurer qu'aucune insuffisance ne s'est produite et, le cas échéant, que toute insuffisance permanente soit imputée au bénéfice net. La réduction permanente des réserves ou la baisse du prix des marchandises ou du prix des parts de fiducie pourrait indiquer une insuffisance de l'écart d'acquisition. Au 30 septembre 2003, la Fiducie avait inscrit à son bilan un écart d'acquisition de 48,2 M$ découlant des acquisitions de Kinwest, de Hawk, de Nycan et de CanScot. Une insuffisance pourrait entraîner la dévaluation de l'écart d'acquisition et une imputation hors-caisse au bénéfice net. Le calcul de la valeur de l'insuffisance est assujetti aux estimations et aux hypothèses de la direction.

Les nouveaux PCGR en matière de comptabilité de couverture pourraient entraîner des imputations hors-caisse au bénéfice net en raison de la fluctuation de la juste valeur marchande des instruments de couverture. La diminution de la juste valeur marchande des instruments de couverture découlant de la fluctuation du prix des marchandises et du cours du change pourrait entraîner la dévaluation de l'actif net et une imputation hors-caisse au bénéfice net. De telles dévaluations et imputations hors-caisse pourraient être temporaires si la juste valeur marchande augmente par la suite.

Fluctuation du cours du change

Le cours du change du dollar canadien par rapport au dollar américain a augmenté de manière marquée au cours des 12 derniers mois, ce qui fait en sorte que la Fiducie touche une somme moins élevée, en dollars canadiens, à l'égard de sa production, ce qui pourrait avoir une incidence sur les distributions futures. L'augmentation du cours du change du dollar canadien et le cours du change futur du dollar canadien par rapport au dollar américain auront une incidence sur les distributions futures et sur la valeur future des réserves de la Fiducie établie par des évaluateurs indépendants.

Admissibilité à des fins de placement

Si APF Energy cesse d'être admissible à titre de fiducie de fonds communs de placement, les parts de fiducie ne constitueront plus des placements admissibles pour les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes enregistrés d'épargne-études et les régimes de participation différée aux bénéfices (les « régimes à imposition différée »). Si, à la fin d'un mois donné, un régime à imposition différée détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un régime enregistré d'épargne-retraite détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie pendant que ces dernières ne constituent pas des placements admissibles. Si une fiducie régie par un régime enregistré d'épagne-études détient des parts de fiducie qui ne constituent pas des placements admissibles, l'enregistrement du régime pourra être révoqué.

Emprunts de APF Energy

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, de régler les coûts en capital des propriétés et d'obtenir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolières et gazéifères de APF Energy

et d'autres éléments d'actif ou entreprises lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy a récemment négocié une augmentation de sa facilité de crédit consortiale, qui est ainsi passée à 150 M$, dont 92,0 M$ avaient été prélevés en date du 30 novembre 2003. Voir « Faits nouveaux – Modification des facilités de crédit ». Les emprunts, s'il y a lieu, la fluctuation du taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banques de APF Energy ou aliénés d'une autre manière si les revenus étaient insuffisants pour remplir ces obligations. En outre, APF Energy ne pourra emprunter pour effectuer des achats ou pour financer des coûts en capital que si elle peut le faire selon des modalités qu'elle juge acceptables. Dans la mesure où la Fiducie ou APF Energy sont tenues de financer les dépenses en immobilisations ou les acquisitions de propriétés au moyen de rentrées de fonds, le bénéfice distribuable diminuera.

Débentures à 9,40 % – norme comptable prenant effet le 1er novembre 2004

Les principes comptables généralement reconnus du Canada exigent actuellement que les instruments financiers, dont les obligations qui peuvent être réglées au moyen de l'émission de titres de participation, soient classés comme des capitaux propres dans les états financiers de l'émetteur, l'intérêt sur ces instruments financiers étant imputé aux capitaux propres. Ces obligations n'exigent pas obligatoirement le transfert d'éléments d'actif ou d'autres cessions d'avantages économiques et, par conséquent, elles ne sont pas classées comme des titres de créance de l'émetteur. Le Conseil des normes comptables de l'Institut canadien des comptables agréés a adopté une modification des normes comptables canadiennes qui exigera que certains instruments financiers qui créent des obligations pouvant être réglées, au gré de l'émetteur, au moyen d'un nombre variable de titres de participation de l'émetteur, soient présentés comme un élément de la dette et inscrits au passif dans les états financiers de l'émetteur, l'intérêt sur ces instruments financiers étant comptabilisés à titre d'intérêt.

Les modifications s'appliqueront à tous les exercices commençant à compter du 1er novembre 2004, les sociétés étant incitées à les adopter avant cette date. Les nouvelles normes comptables exigeront que les instruments financiers actuellement comptabilisés à titre de capitaux propres, y compris les débentures à 9,40 % de la Fiducie, soient inscrits au passif du bilan de la Fiducie et que l'intérêt sur les débentures soit passé en charges dans l'état des résultats d'exploitation de celle-ci.

Retard dans les distributions en espèces

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, les paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

Conflits d'intérêts possibles

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

La *Business Corporations Act* (Alberta) prévoit que, si un administrateur a un intérêt dans un contrat ou dans un contrat ou dans une convention proposé, il devra divulguer un tel intérêt et ne pourra voter à l'égard de toute question ayant trait à un tel contrat ou à une telle convention, sauf si cette loi lui permet. Si des conflits d'intérêts surviennent, ils seront résolus conformément aux dispositions de cette loi.

Épuisement des réserves des propriétés

La Fiducie présente certaines caractéristiques uniques qui la distinguent des sociétés pétrolières et gazières traditionnelles. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et

gazières traditionnelles. Par conséquent, sans injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de l'exploitation des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Energy réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les réserves des propriétés de APF Energy ne pourront plus être produites de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entreprises appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations, rembourser la dette ou financer l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

Responsabilité limitée des porteurs de parts

Les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure qu'un actionnaire est protégé des responsabilités d'une société par actions. L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci. Aux termes de l'acte de fiducie, la Fiducie indemnisera et tiendra quitte chaque porteur de parts des frais, dommages, responsabilités et pertes que celui-ci pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. On considère qu'il est peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., comptables agréés, 111, 5th Avenue S.W., bureau 3100, Calgary (Alberta) T2P 5L3.

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie est Société de fiducie Computershare du Canada, à ses bureaux principaux de Montréal, de Toronto et de Calgary.

LITIGES

Il n'y a aucun litige important auquel APF Energy ou la Fiducie est partie ou dont APF Energy sait qu'il est imminent.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Parlee McLaws LLP, pour le compte de la Fiducie et de APF Energy, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

INTÉRÊTS DES EXPERTS

En date des présentes, les associés et les avocats salariés de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP sont, directement ou indirectement, propriétaires véritables de moins de 1 % des parts de fiducie en circulation.

En date des présentes, les administrateurs, les membres de la direction et les membres du groupe de Gilbert Laustsen Jung Associates Ltd. et de Ashton Jenkins Mann ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de APF Energy Trust (la « fiducie ») daté du 19 janvier 2004 relatif à l'émission de parts de fiducie de la fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus susmentionné nos rapports aux administrateurs, aux porteurs de parts et aux actionnaires portant sur les états financiers suivants :

- Notre rapport daté du 2 avril 2003 portant sur les bilans consolidés de la fiducie aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis, des flux de trésorerie et des distributions en espèces des exercices terminés à ces dates.

- Notre rapport daté du 7 mars 2003 (sauf en ce qui concerne la note 12, pour laquelle il est daté du 10 mars 2003) portant sur les bilans de Nycan Energy Corp. aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates.

- Notre rapport daté du 28 février 2003 portant sur les bilans consolidés de Hawk Oil Inc. aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates.

- Nous consentons à ce que soient inclus nos rapports sur la compilation datés du • 2004 à l'intention du fiduciaire de la fiducie et des administrateurs de APF Energy Inc. portant sur les états consolidés pro forma des résultats et des distributions en espèces de l'exercice terminé le 31 décembre 2002 et de la période de neuf mois terminée le 30 septembre 2003.

Calgary (Alberta)
Le • 2004

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié daté du 19 janvier 2004 relatif à l'émission de parts de fiducie de APF Energy Trust. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus susmentionné les rapports suivants :

1. Notre rapport daté du 27 mars 2002 à l'intention des administrateurs de Kinwest Resources Inc. portant sur les états financiers suivants :

   - Les bilans aux 31 décembre 2001, 2000 et 1999.

   - Les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés les 31 décembre 2001, 2000 et 1999.

2. Notre rapport daté du 24 avril 2002 à l'intention des administrateurs des propriétés Sellco portant sur le tableau des produits, des redevances et des charges d'exploitation de l'exercice terminé le 31 décembre 2001.

Comptables agréés
Calgary (Alberta)
Le • 2004

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002

Rapport sur la compilation

Aux fiduciaires de APF Energy Trust et aux administrateurs de APF Energy Inc.

Nous avons lu les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de APF Energy Trust (la « Fiducie ») de l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant les en-têtes « APF Energy Trust », « Hawk Oil Inc. » et « Nycan Energy Corp. » avec ceux des états financiers vérifiés de l'entité correspondante pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant les en-têtes « Kinwest Resources Inc. » et « Sellco » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de cinq mois terminée le 30 mai 2002, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

4. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « APF Energy Trust », « Hawk Oil Inc. » et « Nycan Energy Corp. » pour l'exercice terminé le 31 décembre 2002, et dans les colonnes portant les en-têtes « Kinwest Resources Inc. » et « Sellco » pour la période de cinq mois terminée le 30 mai 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, je ne fais aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

•
Comptables agréés

Calgary (Alberta)
Le • 2004

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
31 décembre 2002

	APF Energy Trust Exercice terminé le 31 décembre 2002 $	Kinwest Resources Inc. *Période de cinq mois terminée le 30 mai 2002* $	Sellco *Période de cinq mois terminée le 30 mai 2002* $	Hawk Oil Inc. Exercice terminé le 31 décembre 2002 $	Nycan Energy Corp. Exercice terminé le 31 décembre 2002 $	Ajustements (note 2) $		Total $
Produits								
Ventes de pétrole et de gaz naturel	92 344 559	5 405 283	4 181 602	19 264 893	11 695 000			132 891 337
Redevances, déduction faite du CIAR	(18 707 274)	(767 278)	(615 417)	(2 843 781)	(2 013 000)			(24 946 750)
Autres produits d'exploitation	1 676 257	-	-	-	-			1 676 257
	75 313 542	4 638 005	3 566 185	16 421 112	9 682 000			109 620 844
Charges								
Exploitation	19 747 770	1 101 075	857 882	4 572 125	2 953 000			29 231 852
Coûts de rémunération découlant de la vente	-	2 484 550				(2 484 550)	(vi)	
Frais généraux et administratifs, *montant net*	4 634 877	267 332		1 061 323	816 000	100 649	(vii)	6 880 181
Frais de gestion	1 976 054					868 813	(iii)	2 844 867
Intérêts sur la dette à long terme	2 833 841	152 525		319 837	288 000	(2 500 000)	(ii)	1 094 203
Impôts sur le capital et autres impôts	1 901 296	-				66 585	(viii)	1 967 881
Internalisation d'un contrat de gestion	7 297 325							7 297 325
Épuisement et amortissement	30 200 479	1 020 087		4 241 235	3 398 000	4 936 931	(i) (v)	43 796 732
Restauration des lieux	2 087 066	67 060				288 956	(v)	2 443 082
	70 678 708	5 092 629	857 882	10 194 520	7 455 000	1 277 384		95 556 123
Bénéfice d'exploitation	4 634 834	(454 624)	2 708 303	6 226 592	2 227 000	(1 277 384)		14 064 721
Charge (économie) d'impôts sur les bénéfices								
						(431 858)	(iv)	
Impôts exigibles	-	(9 142)	-	458 585	49 000	(66 585)	(viii)	-
Impôts sur les bénéfices futurs	(7 133 279)	(13 232)	-	1 754 495	787 000	1 031 413	(iv)	(3 573 603)
Bénéfice avant part des actionnaires sans contrôle	11 768 113	(432 250)	2 708 303	4 013 512	1 391 000	(1 810 354)		17 638 324
Part des actionnaires sans contrôle	403 369					255 304		658 673
Bénéfice net de la période	11 364 744	(432 250)	2 708 303	4 013 512	1 391 000	(2 065 658)		16 979 651
Bénéfice net de base par part	0,55							0,38
Bénéfice net dilué par part	0,55							0,38

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
31 décembre 2002

	APF Energy Trust Exercice terminé le 31 décembre 2002 $	Kinwest Resources Inc. Période de cinq mois terminée le 30 mai 2002 $	Sellco Période de cinq mois terminée le 30 mai 2002 $	Hawk Oil Inc. Exercice terminé le 31 décembre 2002 $	Nycan Energy Corp. Exercice terminé le 31 décembre 2002 $	Ajustements (note 2) $	Total $
Produits							
Ventes de pétrole et de gaz naturel	92 344 559	5 405 283	4 181 602	19 264 893	11 695 000		132 891 337
Autres produits d'exploitation	1 676 257	-	-	-	-		1 676 257
Montant brut des redevances dérogatoires et des redevances du locateur	(7 802 341)	(346 079)	(286 412)	(604 605)	(1 056 000)		(10 095 437)
	86 218 475	5 059 204	3 895 190	18 660 288	10 639 000		124 472 157
Charges							
Exploitation	19 747 770	1 101 075	857 882	4 572 125	2 953 000		29 231 852
Coûts de rémunération découlant de la vente	-	2 484 550				(2 484 550) (vi)	-
Frais généraux et administratifs	4 316 930	267 332		1 061 323	816 000	100 649 (vii)	6 562 234
Frais de gestion	1 976 054	-				868 813 (iii)	2 844 867
Service de la dette	2 833 841	152 525		319 837	288 000	(2 500 000) (ii)	1 094 203
Dépenses en immobilisations financées par les flux de trésorerie	5 143 562			10 467 827	5 625 000	-	21 236 389
Remboursement discrétionnaire de la dette	-	632 523	2 708 303	-	-	(21 581 858) (ix)	(18 241 032)
Apport au fonds de restauration des lieux	925 000						925 000
Impôts sur le capital et autres impôts	1 901 296	-	-			66 585 (viii)	1 967 881
	36 844 453	4 638 005	3 566 185	16 421 112	9 682 000	(25 530 361)	45 621 394
Bénéfice assujetti à la redevance	49 374 022	421 199	329 005	2 239 176	957 000	25 530 361	78 850 763
99 % du bénéfice assujetti à la redevance	48 880 283	416 987	325 715	2 216 784	947 430	25 275 057	78 062 256
Droits à la Couronne, montant net	(10 795 884)	(416 987)	(325 715)	(2 216 784)	(947 430)	-	(14 702 800)
Intérêt sur les débentures convertibles	-	-	-	-	-	(4 700 000) (x)	(4 700 000)
Frais généraux et administratifs de la Fiducie	(317 947)	-	-	-	-	-	(317 947)
Bénéfice pouvant être distribué	37 766 452	-	-	-	-	20 575 057	58 341 509
Distributions en espèces versées à ce jour	34 201 561	-	-	-	-	20 575 057	54 776 618
Distributions en espèces à verser	3 564 891	-	-	-	-	-	3 564 891
Distributions en espèces déclarées de base par part, montant réel/réputé	1,81						1,81
Distributions en espèces déclarées diluées par part, montant réel/réputé	1,81						1,59

1. Mode de présentation

Les états financiers consolidés pro forma de APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Kinwest Resources Inc. (« Kinwest »), de la société (« Sellco ») établie afin d'acquérir des propriétés détenues par les associés dans la coentreprise de Kinwest, de Hawk Oil Inc. (« Hawk ») et de Nycan Energy Corp. (« Nycan »). Kinwest, Sellco, Hawk et Nycan menaient des activités d'exploration, de mise en valeur et de production de pétrole et de gaz dans l'Ouest canadien. Les états financiers consolidés pro forma ont été dressés à partir de renseignements tirés des états financiers historiques consolidés vérifiés de la Fiducie de la période terminée le 31 décembre 2002, de l'état des résultats non vérifié de Kinwest de la période terminée le 30 mai 2002, du tableau non vérifié des produits, des redevances et des charges d'exploitation de Sellco de la période de cinq mois terminée le 30 mai 2002, des états financiers vérifiés de Hawk de la période terminée le 31 décembre 2002, des états financiers vérifiés de Nycan de la période terminée le 31 décembre 2002 et des hypothèses présentées à la note 2 ci-dessous.

Les actions de Kinwest et de Sellco ont été acquises par la Fiducie dans le cadre d'un plan d'arrangement, dans le cas de Kinwest, et d'une convention d'achat d'actions, dans le cas de Sellco, qui ont tous deux été conclus le 30 mai 2002. Les actions de Hawk ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 5 février 2003. Les actions de Nycan ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 28 avril 2003. Dans l'état consolidé pro forma des résultats, il est tenu compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2002.

Les états financiers consolidés pro forma ne tiennent pas compte de l'internalisation récemment achevée de l'opération visant le contrat de gestion, à l'exception des frais de montage qui ont fait l'objet d'une dispense au moment des acquisitions de Hawk et de Nycan. L'opération a entraîné l'élimination des frais de gestion de 3,5 % sur le montant net des flux de trésorerie liés aux activités d'exploitation et la part des actionnaires sans contrôle de 1 % en date du 31 décembre 2002 à la fermeture des bureaux. Les coûts d'acquisition du contrat de gestion de APF Energy Management Inc. (« APF Management ») se chiffraient à 9,25 M$. De ce montant, une tranche de 25 % a été acquittée en espèces, tandis que le solde a été acquitté au moyen de l'émission de 608 185 parts de fiducie.

Les états financiers consolidés pro forma tiennent compte des montants mobilisés dans le cadre des prospectus de la Fiducie datés du 19 mars 2003 et du 26 juin 2003. Les états financiers consolidés pro forma ne tiennent pas compte de l'offre de parts de fiducie en vertu du présent prospectus.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date. Les acquisitions de Hawk et de Nycan ont été comptabilisées à titre de regroupements d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour donner une image fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date, les états financiers vérifiés de Kinwest au 31 décembre 2001 et pour l'exercice terminé à cette date, le tableau vérifié des produits, des redevances et des charges d'exploitation de Sellco au 31 décembre 2001 et pour l'exercice terminé à cette date, les états financiers vérifiés de Hawk au 31 décembre 2002 et pour l'exercice terminé à cette date et les états financiers vérifiés de Nycan au 31 décembre 2002 et pour l'exercice terminé à cette date.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province de l'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise de APF Energy Inc. et de APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolières et gazières détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour le financement de l'acquisition de propriétés et d'actifs corporels supplémentaires, de dépenses en immobilisations ou pour d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas un bénéfice suffisant afin d'acquitter la dette. La Fiducie a droit à 99 % des produits d'exploitation et des produits divers tirés des propriétés, déduction faite des charges relativement aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et administratifs de APF, des frais de gestion versés à APF Management à l'égard de la gestion de APF et de la Redevance, et du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

Les états consolidés pro forma des résultats et des distributions en espèces ont été dressés comme si les opérations avaient eu lieu le 1er janvier 2002.

i) le prix d'achat attribué aux immobilisations de Kinwest, aux propriétés de Sellco, aux immobilisations de Hawk et de Nycan est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts liés à l'ajustement de la dette bancaire découlant des acquisitions après l'emploi du montant au comptant de l'émission de parts de fiducie et de l'émission de débentures en vertu du présent prospectus, compte non tenu du produit de l'émission de parts de fiducie en vertu du présent prospectus, ont été inscrits au taux de 5,0 % par année, sans remboursement de capital présumé (se reporter à la note 3);

iii) les frais de gestion de 3,5 % ont été calculés sur le montant net des flux de trésorerie liés aux activités d'exploitation;

iv) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2002. Les impôts sur les bénéfices supplémentaires sont présumés être transférés aux porteurs de parts dans le cadre du calcul des redevances. La charge fiscale future a été ajustée afin de refléter l'incidence sur le bénéfice occasionnée par les opérations conclues au taux d'imposition réglementaire maximum;

v) les frais de restauration des lieux sont calculés sur une base proportionnelle au rendement, au même taux que pour la Fiducie, bien que, en ce qui a trait à Hawk et à Nycan, ils ont été reclassés hors de l'épuisement et amortissement;

vi) les coûts de rémunération de Kinwest découlant de la vente de l'entreprise ont été éliminés;

vii) les frais généraux et administratifs liés à Sellco sont calculés à 0,75 $ le baril produit, et les frais administratifs que Kinwest a recouvrés de Sellco ont été éliminés;

viii) une surtaxe de 3,6 % de la Saskatchewan est appliquée à certaines propriétés et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

ix) l'état consolidé pro forma des distributions en espèces suppose que les dépenses en immobilisations financées par les flux de trésorerie et le remboursement discrétionnaire de la dette feront l'objet d'un ajustement afin que les distributions par part aux porteurs de parts ne soient pas augmentées. Les distributions par part aux porteurs de parts de redevances sont fondées sur un nombre hypothétique de 32 232 891 parts de fiducie en circulation au cours de la période (36 677 336 sur une base diluée).

x) un taux d'intérêt de 9,40 % sur 50 000 000 $ de débentures convertibles a été inscrit et, en ce qui concerne l'effet de dilution qu'auront les débentures convertibles, le bénéfice net a été ajusté pour tenir compte des intérêts courus sur les débentures convertibles aux fins du calcul du bénéfice net dilué par part de fiducie.

3. Capitaux propres

Le capital autorisé de la Fiducie se compose de 500 000 000 de parts de fiducie. De ce nombre, 15 583 880 parts de fiducie étaient en circulation au 31 décembre 2001, 3 250 000 parts de fiducie supplémentaires ont été émises par voie du prospectus du 1er février 2002, 3 385 510 parts de fiducie ont été émises dans le cadre du règlement des actions de Kinwest et de Sellco, 3 990 461 parts de fiducie ont été émises dans le cadre du règlement des actions de Hawk, 1 342 004 parts de fiducie ont été émises dans le cadre du règlement des actions de CanScot Resources Ltd., 608 185 parts de fiducie ont été émises en vertu de l'internalisation d'un contrat de gestion et 5 300 000 parts de fiducie ont été émises par voie de prospectus du 19 mars 2003.

En vertu d'un prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles à 9,40 % au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles au gré du détenteur en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Autres principales conventions comptables

a) Il y a lieu de se reporter à la note 2 afférente aux états financiers consolidés vérifiés de APF Energy Trust de l'exercice terminé le 31 décembre 2002, qui sont intégrés par renvoi dans le présent prospectus.

b) L'écart d'acquisition représente l'excédent du prix d'acquisition sur la juste valeur de l'actif net reçu. Il sera soumis au moins une fois par année à un test de dépréciation et tout excédent de la valeur comptable de l'écart d'acquisition sur sa juste valeur présumée constituera une perte de valeur.

5. Convention de placement

Le 19 janvier 2004, la Fiducie, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership et 990009 Alberta Inc. ont conclu une convention de placement à l'égard d'une nouvelle émission de parts de fiducie pour un produit brut de 45 240 000 $, avant les coûts estimatifs relatifs au placement de 300 000 $ et la rémunération des preneurs fermes de 2 262 000 $, produit destiné en priorité au remboursement de la dette.

La fiducie a octroyé aux preneurs fermes une option qui leur permet d'acheter 865 000 parts de fiducie supplémentaires au prix de 11,60 $ la part de fiducie. Cette option peut être levée jusqu'à 48 heures avant la date de clôture. Aucun ajustement n'a été apporté pour tenir compte de la convention de placement.

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
PÉRIODE DE NEUF MOIS TERMINÉE LE 30 SEPTEMBRE 2003

Rapport sur la compilation

Aux fiduciaires de APF Energy Trust et
aux administrateurs de APF Energy Inc.

Nous avons lu les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de APF Energy Trust (la « Fiducie ») de la période de neuf mois terminée le 30 septembre 2003, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres de la colonne portant l'en-tête « APF Energy Trust » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de neuf mois terminée le 30 septembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres de la colonne portant l'en-tête « Nycan Energy Corp. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de quatre mois terminée le 30 avril 2003, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres de la colonne portant l'en-tête « Hawk Oil Inc. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de un mois terminée le 31 janvier 2003, et nous avons constaté qu'ils concordaient

4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

5. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans la colonne portant l'en-tête « APF Energy Trust » pour la période de neuf mois terminée le 30 septembre 2003, la colonne portant l'en-tête « Nycan Energy Corp. » pour la période de quatre mois terminée le 30 avril 2003 et la colonne portant l'en-tête « Hawk Oil Inc. » pour la période de un mois terminée le 31 janvier 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, je ne fais aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

•
Comptables agréés

Calgary (Alberta)
Le • 2003

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
30 septembre 2003

	APF Energy Trust Période de neuf mois terminée le 30 septembre 2003 $	Hawk Oil Inc. Période de un mois terminée le 31 janvier 2003 $	Nycan Energy Corp. Période de quatre mois terminée le 30 avril 2003 $	Ajustements (note 2) $		Total $
Produits						
Ventes de pétrole et de gaz naturel	124 842 721	3 065 604	6 423 099			134 331 424
Redevances, déduction faite du CIAR	(24 905 692)	(418 946)	(1 257 000)			(26 581 638)
Autres produits d'exploitation	1 504 494	-	62 407			1 566 901
	101 441 523	2 646 658	5 228 506			109 316 687
Charges						
Exploitation	22 750 631	670 479	979 000			24 400 110
Frais généraux et administratifs, montant net	6 042 347	1 864 314	2 976 000	(2 160 088)	(vi)	8 722 573
Intérêts sur la dette à long terme	3 083 978	24 546	100 000	(1 253 425)	(ii)	1 955 099
Impôts sur le capital et autres impôts	2 096 422			14 777	(v)	2 111 199
Épuisement et amortissement	33 625 672	443 262	1 155 000	618 721	(i) (iv)	35 842 655
Restauration des lieux	2 499 548			47 179	(iv)	2 546 727
	70 098 598	3 002 601	5 210 000	(2 732 836)		75 578 363
Bénéfice d'exploitation	31 342 925	(355 943)	18 506	2 732 836		33 738 324
Charge (économie) d'impôts sur les bénéfices				(8 423)	(iii)	
Impôts exigibles	-	5 200	18 000	(14 777)	(v)	-
Impôts sur les bénéfices futurs	(14 814 866)	(50 348)	25 000	1 079 695	(iii)	(13 760 519)
Bénéfice net de la période	46 157 791	(310 795)	(24 494)	1 676 341		47 498 843
Bénéfice net de base par part	1,50					1,30
Bénéfice net dilué par part	1,46					1,24

APF Energy Trust

État consolidé pro forma des résultats
(non vérifié)
30 septembre 2003

	APF Energy Trust Période de neuf mois terminée le 30 septembre 2003 $	Hawk Oil Inc. Période de un mois terminée le 31 janvier 2003 $	Nycan Energy Corp. Période de quatre mois terminée le 30 avril 2003 $	Ajustements (note 2) $		Chiffres cumulés $
Produits						
Ventes de pétrole et de gaz naturel	124 842 721	3 065 604	6 423 099			134 331 424
Autres produits d'exploitation	1 504 494					1 504 494
Montant brut des redevances dérogatoires et des redevances du locateur	(10 380 283)	(10 313)	(640 000)			(11 030 596)
	115 966 932	3 055 291	5 783 099			124 805 322
Charges						
Exploitation	22 750 631	670 479	979 000			24 400 110
Frais généraux et administratifs	5 416 586	1 864 314	815 912			8 096 812
Service de la dette	3 083 978	24 546	100 000	(1 253 425)	(ii)	1 955 099
Dépenses en immobilisations financées par les flux de trésorerie	13 459 320					15 249 878
Remboursement discrétionnaire de la dette	-	87 319	1 790 558	(6 867 221)	(vii)	(5 299 273)
Apport au fonds de restauration des lieux	1 449 000		1 480 629			1 449 000
Impôts sur le capital et autres impôts	2 096 422			-	(v)	2 111 199
	48 255 937	2 646 658	5 166 099	(8 105 869)		47 962 825
Bénéfice assujetti à la redevance	67 710 995	408 633	617 000	8 105 869		76 842 497
99 % du bénéfice assujetti à la redevance	67 033 886	404 547	610 830	8 024 810		76 074 073
Droits à la Couronne, montant net	(14 380 155)	(404 547)	(610 830)			(15 395 532)
Intérêt sur les débentures convertibles	(1 136 652)			(2 356 438)	(viii)	(3 493 090)
Frais généraux et administratifs de la Fiducie	(625 761)					(625 761)
Bénéfice pouvant être distribué	50 891 318	-	-	5 668 372		56 559 690
Distributions en espèces versées à ce jour, montant réel/réputé	44 964 847	-	-	5 668 372		50 633 219
Distributions en espèces à verser	5 926 471	-	-	-		5 926 471
Distributions en espèces déclarées de base par part, montant réel/réputé	1,67					1,67
Distributions en espèces déclarées diluées par part, montant réel/réputé	1,67					1,48

1. Mode de présentation

Les états financiers consolidés pro forma de APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Hawk Oil Inc. (« Hawk ») et de Nycan Energy Corp. (« Nycan »). Hawk et Nycan menaient des activités d'exploration, de mise en valeur et de production de pétrole et de gaz dans l'Ouest canadien. Les états financiers consolidés pro forma ont été dressés à partir de renseignements tirés des états financiers historiques consolidés non vérifiés de la Fiducie de la période terminée le 30 septembre 2003, des états financiers non vérifiés de Hawk de la période de un mois terminée le 31 janvier 2003, des états financiers non vérifiés de Nycan de la période terminée le 30 avril 2003 et des hypothèses présentées à la note 2 ci-dessous.

Les actions de Hawk ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 5 février 2003. Les actions de Nycan ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 28 avril 2003. Dans l'état consolidé pro forma des résultats, il est tenu compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2002.

Les états financiers consolidés pro forma tiennent compte des montants mobilisés dans le cadre des prospectus de la Fiducie datés du 19 mars 2003 et du 26 juin 2003. Les états financiers consolidés pro forma ne tiennent pas compte des capitaux mobilisés par la présente offre de parts de fiducie en vertu du présent prospectus.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date. Les acquisitions de Hawk et de Nycan ont été comptabilisées à titre de regroupements d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour assurer une présentation fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date, les états financiers vérifiés de Hawk au 31 décembre 2002 et pour l'exercice terminé à cette date et les états financiers vérifiés de Nycan au 31 décembre 2002 et pour l'exercice terminé à cette date.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province de l'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise de APF Energy Inc. et de APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolifères et gazéifères détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour le financement de l'acquisition de propriétés et d'actifs corporels supplémentaires, de dépenses en immobilisations ou pour d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas un bénéfice suffisant afin d'acquitter la dette. La Fiducie a droit à 99 % des produits d'exploitation et des produits divers tirés des propriétés, déduction faite des charges relativement aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et administratifs de APF, des frais de gestion versés à APF Management à l'égard de la gestion de APF et de la Redevance, et du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

Les états consolidés pro forma des résultats et des distributions en espèces ont été établies comme si les opérations prévues avaient eu lieu le 1er janvier 2002.

i) le prix d'acquisition attribué aux immobilisations de Hawk et de Nycan est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts liés à l'ajustement de la dette bancaire découlant des acquisitions après l'emploi du montant au comptant de l'émission de parts de fiducie et de débentures en vertu du présent prospectus, compte non tenu du produit tiré de l'émission de parts de fiducie en vertu du présent prospectus, ont été inscrits au taux de 5,0 % par année, sans remboursement de capital présumé (se reporter à la note 3);

iii) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2002. Les impôts sur les bénéfices supplémentaires sont présumés être transférés aux porteurs de parts dans le cadre du calcul des redevances. La charge d'impôts futurs a été ajustée afin de refléter l'incidence sur le bénéfice occasionnée par les opérations conclues au taux d'imposition réglementaire maximum;

iv) les frais de restauration des lieux relatifs à Hawk et à Nycan ont été reclassés hors de l'épuisement et amortissement;

v) une surtaxe de 3,6 % de la Saskatchewan est appliquée à certaines propriétés et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

vi) les coûts de rémunération de Nycan découlant de la vente de l'entreprise ont été éliminés;

vii) l'état consolidé pro forma des distributions en espèces suppose que les dépenses en immobilisations financées par les flux de trésorerie et le remboursement discrétionnaire de la dette feront l'objet d'un ajustement afin que les distributions par part aux porteurs de parts ne soient pas augmentées. Les distributions par part aux porteurs de parts de redevances sont fondées sur un nombre hypothétique de 33 868 078 parts de fiducie en circulation au cours de la période (38 290 079 sur une base diluée);

viii) un taux d'intérêt de 9,40 % sur 50 000 000 $ de débentures convertibles a été inscrit et, en ce qui concerne l'effet de dilution qu'auront les débentures convertibles, le bénéfice net a été ajusté pour tenir compte des intérêts courus sur les débentures convertibles aux fins du calcul du bénéfice net dilué par part de fiducie.

3. Capitaux propres

Le capital autorisé de la Fiducie se compose de 500 000 000 de parts de fiducie. De ce nombre, 15 583 880 parts de fiducie étaient en circulation au 31 décembre 2001, 3 250 000 parts de fiducie supplémentaires ont été émises par voie du prospectus du 1er février 2002, 3 385 510 parts de fiducie ont été émises dans le cadre du règlement des actions de Kinwest et de Sellco, 3 990 461 parts de fiducie ont été émises dans le cadre du règlement des actions de Hawk, 1 342 004 parts de fiducie ont été émises dans le cadre du règlement des actions de CanScot Resources Ltd., 608 185 parts de fiducie ont été émises en vertu de l'internalisation d'un contrat de gestion et 5 300 000 parts de fiducie ont été émises par voie de prospectus du 19 mars 2003.

En vertu d'un prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles à 9,40 % au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles au gré du détenteur en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Autres principales conventions comptables

   a) Il y a lieu de se reporter à la note 2 afférente aux états financiers consolidés vérifiés de APF Energy Trust de l'exercice terminé le 31 décembre 2002, qui sont intégrés par renvoi dans le présent prospectus.

   b) L'écart d'acquisition représente l'excédent du prix d'acquisition sur la juste valeur de l'actif net reçu. Il sera soumis au moins une fois par année à un test de dépréciation et tout excédent de la valeur comptable de l'écart d'acquisition sur sa juste valeur présumée constituera une perte de valeur.

5. Convention de placement

Le 19 janvier 2004, la Fiducie, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership et 990009 Alberta Inc. ont conclu une convention de placement à l'égard d'une nouvelle émission de parts de fiducie pour un produit brut de 45 240 000 $, avant les coûts estimatifs relatifs au placement de 300 000 $ et la rémunération des preneurs fermes de 2 262 000 $, produit destiné en priorité au remboursement de la dette.

La fiducie a octroyé aux preneurs fermes une option qui leur permet d'acheter 865 000 parts de fiducie supplémentaires au prix de 11,60 $ la part de fiducie. Cette option peut être levée jusqu'à 48 heures avant la date de clôture. Aucun ajustement n'a été apporté pour tenir compte de la convention de placement.

ATTESTATION DE LA FIDUCIE

Le 19 janvier 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour APF ENERGY TRUST,
APF ENERGY INC.,

(signé) Martin Hislop
Chef de la direction

(signé) Alan MacDonald
Chef des finances

Au nom du conseil d'administration,

(signé) Steven Cloutier

(signé) Donald Engle

ATTESTATION DES PRENEURS FERMES

Le 19 janvier 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour SCOTIA CAPITAUX INC.,

(signé) Mark Herman

Pour MARCHÉS MONDIAUX CIBC INC.,

(signé) T. Timothy Kitchen

Pour FINANCIÈRE BANQUE NATIONALE INC.,

(signé) Robert B. Wonnacott

Pour BMO NESBITT BURNS INC.,

(signé) Shane C. Fildes

Pour RBC DOMINION VALEURS MOBILIÈRES INC.,

(signé) Brian K. Petersen

Pour LA CORPORATION CANACCORD CAPITAL,

(signé) Karl B. Staddon

Pour CORPORATION DE VALEURS MOBILIÈRES DUNDEE,

(signé) David P. Styles

Pour VALEURS MOBILIÈRES GMP,

(signé) Sandy L. Edmonstone

Exemption Order #
82-5166

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by those persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. *Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy Inc., 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy Inc. at the above–mentioned address and telephone number.*

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) unless registered under the Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution."

Short Form Prospectus

New Issue **January 27, 2004**



A P F E N E R G Y T R U S T

$55,274,000
4,765,000 Trust Units
$11.60 Per Trust Unit

APF Energy Trust (the "Trust") is hereby qualifying for distribution (the "Offering") 4,765,000 trust units (the "Trust Units") of the Trust at a price of $11.60 per Trust Unit.

The outstanding Trust Units are listed for trading on the Toronto Stock Exchange (the "TSX") under the trading symbol "AY.UN". The TSX has conditionally approved the listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX. On January 26, 2004, the last trading day prior to the filing of this short form prospectus, the closing price of the Trust Units on the TSX was $12.32 per Trust Unit. The offering price of the Trust Units was determined by negotiation between APF Energy Inc. ("APF Energy"), on behalf of the Trust, and Scotia Capital Inc. on behalf of itself and CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. (collectively, the "Underwriters").

	Price to the Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$11.60	$0.58	$11.02
Total	$55,274,000	$2,763,700	$52,510,300

Note:

(1) Before deducting expenses of the Offering, estimated to be $300,000 which, together with the Underwriters' fee, will be paid from the general funds of the Trust.

In the opinion of counsel, the Trust Units offered hereunder, on the date of issue, (i) subject to the qualifications and assumptions discussed under the heading "Canadian Federal Income Tax Considerations" will be qualified investments under the *Income Tax Act* (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) will not be precluded as investments under those statutes referred to under "Eligibility for Investment".

Scotia Capital Inc. and National Bank Financial Inc., two of the Underwriters, are direct or indirect subsidiaries of Canadian chartered banks which are lenders to APF Energy and to which APF Energy is presently indebted. Consequently, the Trust may be considered to be a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. See "Relationship Between APF Energy's Lenders and Certain Underwriters" and "Use of Proceeds".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Trust and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Trust by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. The Offering is scheduled to close on or about February 4, 2004 which is after the record date for the distribution by the Trust to Unitholders to be paid on February 16, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on February 16, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about March 15, 2004, provided they hold the Trust Units on the record date for the distribution. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. See "Plan of Distribution".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"GJ"	Gigajoule = 0.95 mmbtu	**"bcf"**	1,000,000,000 cubic feet
"md"	millidarcy	**"mcf/d"**	1,000 cubic feet per day
"NGLs"	natural gas liquids	**"mmcf/d"**	one million cubic feet per day
"bbls"	barrels	**"BTU"**	British thermal unit
"mbbl"	1,000 barrels	**"mmbtu"**	1,000,000 BTUs
"bbl/d"	barrels per day		
"mstb"	thousand standard barrels	**"boe"**	barrels of oil equivalent(1)
		"mboe"	1,000 barrels of oil equivalent
"mcf"	1,000 cubic feet	**"boe/d"**	barrels of oil equivalent per day
"mmcf"	1,000,000 cubic feet	**"m"**	meters
		"km"	kilometers

(1) A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

"**APF Partnership**" means APF Energy Limited Partnership.

"**APF Reserve Report**" means the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 10, 2003 and effective January 1, 2003 evaluating 92% of the established reserves of APF Energy and APF Partnership using January 1, 2003 pricing and including a mechanical update by GLJ to January 1, 2003 of the additional 8% of the established reserves of APF Energy, being the Paddle River property, based on estimates effective July, 2002 provided by APF Energy to GLJ.

"**ARTC**" means Alberta Royalty Tax Credit.

"**CanScot**" means CanScot Resources Ltd.

"**Deferred Purchase Obligation**" means the ongoing obligation of the Trust to pay to APF Energy and APF Partnership, as applicable, to the extent of the Trust's available funds, the amount of the adjusted purchase price for additional Canadian resource property acquired by APF Energy and APF Partnership and of certain designated capital expenditures, as partial consideration for the royalty granted by such parties to the Trust.

"**Hawk**" means Hawk Oil Inc.

"**Hawk Reserve Report**" means the report of GLJ dated October 30, 2002 and effective October 1, 2002, evaluating the petroleum and natural gas properties of Hawk, and mechanically updated to January 1, 2003.

"**Kinwest**" means Kinwest Resources Inc.

"**9.40% Debentures**" means the convertible unsecured subordinated debentures of the Trust issued pursuant to a public offering completed on July 3, 2003, at which time $50 million of debentures were issued maturing July 31, 2008. See "Consolidated Capitalization of the Trust."

"**Nycan**" means Nycan Energy Corp.

"**Nycan Reserve Report**" means the report of Ashton Jenkins Mann Associates Ltd. ("AJM"), independent petroleum consultants, dated November 14, 2002 and effective October 1, 2002 evaluating the petroleum and natural gas properties of Nycan.

"**Offering**" means the offering of 4,765,000 Trust Units at a price of $11.60 per Trust Unit pursuant to this short form prospectus.

"**Royalty**" means the entitlement of the Trust to 99% of production revenues from oil and gas properties of APF Energy and APF Partnership, less deductions on account of production costs, debt service charges, management fees and general and administrative costs.

"**Sellco**" means 987687 Alberta Ltd.

"**Sellco Properties**" means the oil and gas properties acquired by APF Energy on May 30, 2002 on the acquisition of all of the shares of Sellco, a joint venture partner of Kinwest.

"**Tax Act**" means the *Income Tax Act* (Canada).

"**Trust Units**" means trust units of the Trust.

"**Unitholder**" means a holder of Trust Units of the Trust.

All dollar amounts are stated in Canadian dollars except where otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of APF Energy, 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4, Telephone: (403) 294–1000. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Corporate Secretary of APF Energy at the above–mentioned address and telephone number.

The following documents of the Trust, Hawk and Nycan which have been filed with securities commissions or other similar authorities in Canada, are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Renewal Annual Information Form of the Trust dated May 15, 2003, including the management's discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2002 incorporated therein (the "AIF");

(b) the prospectus of the Trust dated March 19, 2003, as to only those portions thereof which appear under the headings "Information Concerning Nycan", "Interim Financial Statements of Kinwest Resources Inc.", "Interim Financial Statements of Sellco", "Audited Operating Statements for Sellco Properties" and "Financial Statements of Kinwest";

(c) the Information Circular of the Trust dated May 12, 2003 relating to the annual general and special meeting of Unitholders of the Trust held on June 11, 2003 (the "Circular"), excluding those portions thereof which appear under the headings "Performance Chart" and "Corporate Governance" in the Circular (which portions shall be deemed not to have been incorporated by reference herein);

(d) the unaudited interim consolidated financial statements of the Trust for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

(e) management's discussion and analysis for the nine months ended September 30, 2003 and 2002 contained in the Trust's interim report for the nine months ended September 30, 2003;

(f) the audited consolidated financial statements of the Trust and notes thereto for the years ended December 31, 2002 and 2001, together with the report of the auditors of the Trust thereon contained in the Trust's 2002 Annual Report;

(g) the audited comparative financial statements of Hawk for the years ended December 31, 2002 and 2001, together with the report of the auditors of Hawk thereon;

(h) the audited consolidated comparative financial statements of Nycan for the years ended December 31, 2002 and 2001, together with the report of the auditors of Nycan thereon;

(i) the unaudited consolidated comparative financial statements of Nycan for the three months ended March 31, 2003 and 2002;

(j) the material change report of the Trust dated February 5, 2003 relating to the completion of the acquisition of Hawk;

(k) the material change report of the Trust dated March 19, 2003 relating to the pre–offer agreement executed between APF Energy and Nycan;

(l) the material change report of the Trust dated April 2, 2003 relating to the new issue of 5,300,000 Trust Units;

(m) the material change report of the Trust dated April 28, 2003 relating to the renewal of the Trust's unitholder rights plan;

(n) the material change report of the Trust dated April 29, 2003 relating to the completion of the acquisition of Nycan;

(o) the material change report of the Trust dated June 13, 2003 relating to a proposed acquisition of oil and gas properties and the execution of an agreement with certain underwriters respecting an offering of 9.40% Debentures;

(p) the material change report of the Trust dated July 8, 2003 relating to the closing of a $50 million offering of 9.40% Debentures;

(q) the material change report of the Trust dated August 11, 2003 relating to an offer to acquire all of the common shares of CanScot;

(r) the material change report of the Trust dated September 26, 2003 relating to the acquisition of all of the common shares of CanScot; and

(s) the material change report of the Trust dated January 21, 2004 relating to the Offering.

Any document of the type referred to in the preceding paragraph and any interim financial statements or material change reports (excluding confidential material change reports and prospectuses) which are filed by the Trust with a securities commission or other similar authority subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded.

FORWARD LOOKING STATEMENTS

This short form prospectus contains or incorporates by reference forward–looking statements. All statements other than statements of historical fact included or incorporated by reference in this short form prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

- the performance characteristics of the existing properties of APF Energy and APF Partnership and properties that may be acquired;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;

- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- the objective to achieve a consistent level of monthly cash distributions;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the impact of general economic conditions, particularly in Canada and the United States;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- the timing and success of integrating the business and operations of acquired assets and companies, including Hawk, Nycan and CanScot.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. Neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations. You should also carefully consider the matters discussed under "Risk Factors" in this short form prospectus.

APF ENERGY TRUST

General

The Trust is an open–end investment trust originally formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated January 3, 2003 (the "Trust Indenture"). Computershare Trust Company of Canada has been appointed as trustee. The principal and head office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4.

The Trust's primary asset is the Royalty granted by APF Energy and APF Partnership on the oil and gas properties owned by each of them. The Royalty consists of an entitlement to 99% of the royalty income earned by APF Energy and APF Partnership after certain costs, expenditures and deductions.

The goal of the Trust is to provide Unitholders with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF ENERGY INC.

APF Energy was incorporated under the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, APF Energy's name was changed to APF Energy Inc. Effective January 3, 2003 APF Energy became a wholly-owned subsidiary of the Trust and was amalgamated with APF Energy Management Inc. and 1014621 Alberta Ltd. Effective February 7, 2003, APF Energy was amalgamated with Hawk. Effective May 1, 2003, APF Energy was amalgamated with Nycan. Effective October 1, 2003, APF Energy was amalgamated with CanScot and its wholly-owned subsidiary, Jubilee Resources Inc. See "Recent Developments". The principal office of APF Energy is located

at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4 and its registered office is located at 3400, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

APF Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. APF Energy has 68 employees and retains contract operators on several of its oil and gas properties. APF Energy provides management and administrative services to the Trust, APF Acquisition Trust and APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust is an open–end unincorporated commercial trust. APF Acquisition Trust was formed pursuant to a trust agreement dated May 30, 2002. This trust is wholly owned by APF Energy Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in the APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership is a limited partnership formed in the Province of Alberta. APF Partnership is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc. is the general partner with a 1% interest in the partnership and APF Acquisition Trust, through its trustee, is the limited partner with a 99% interest in the partnership. APF Partnership was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, and granting the Royalty to the Trust. The head and principal office of APF Partnership, and its registered office is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Partnership has entered into a royalty agreement dated May 30, 2002 whereby it granted a Royalty on its oil and gas properties to the Trust, in consideration for which the Trust agreed to make payment of the Deferred Purchase Obligation.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this short form prospectus for a complete description of the structure of the Trust.



Unitholders(1)
Cash Distributions
APF Energy Trust(2)
100%
APF Acquisition Trust
100%
990009 Alberta Inc.
(General Partner)
Cash flow in the form of Royalties
Limited Partner (99%)
Cash flow in the form of Royalties
100%
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc.
Portion of cash flow withheld to fund:
Oil & Gas assets to generate Cash Flow
100%
Oil & Gas assets to generate Cash Flow
Portion of cash flow withheld to fund:
Tika Energy Inc.
– Reclamation Fund
– Reclamation Fund
– Deferred Purchase Obligation amounts
– Reasonable investment purposes

Notes:

(1) The Unitholders own 100% of the equity of the Trust.
(2) The Trust also has outstanding $50 million of 9.40% Debentures with a maturity date of July 31, 2008.

RECENT DEVELOPMENTS

Acquisition of CanScot

In September, 2003, APF Energy acquired all of the common shares of CanScot for approximately $36.1 million. The consideration was paid by the issue of 1,342,004 Trust Units and the payment of cash of $19.7 million. APF Energy also assumed $6.1 million of debt. The transaction comprised a focused group of high working interest, long-life conventional and coalbed methane properties in Alberta and Wyoming and added approximately 800 boe/d of production, 81% of which is natural gas. Of this production, approximately 80% was conventional and 20% was Wyoming coalbed methane production. Approximately 45,800 net acres of undeveloped land were also added as a result of the acquisition. A large portion of this land is considered to have potential for coalbed methane production.

CanScot carried on its operations in the United States through a wholly-owned subsidiary, Tika Energy Inc. ("Tika"), a Wyoming company. Tika is now a wholly-owned United States subsidiary of APF Energy following the amalgamation of APF Energy and CanScot on October 1, 2003.

Public Offering of 9.40% Debentures

On July 3, 2003, the Trust completed a public offering of the 9.40% Debentures for gross proceeds of $50 million. As at January 16, 2004, $1,215,000 principal amount of the 9.40% Debentures have been converted. See Note 2 to the table under "Consolidated Capitalization of the Trust" for a description of the terms of the 9.40% Debentures.

Acquisition of Nycan

In April, 2003, APF Energy acquired all of the issued and outstanding common shares of Nycan for approximately $34.4 million of purchase consideration. APF Energy also assumed approximately $8.9 million of debt of Nycan. The acquisition added production of approximately 1,400 boe/d, consisting of 6.4 mmcf/d of natural gas and 327 bbl/d of oil and NGLs. Further information regarding Nycan is set out in the prospectus of the Trust dated March 19, 2003 under the heading "Information Concerning Nycan" which portion of the prospectus is incorporated herein by reference, and under "Effect of Significant Acquisitions on the Trust/APF Energy – Selected Operational Information" below.

Offering of Trust Units

On April 2, 2003, the Trust completed a public offering of 5,300,000 Trust Units at $10.40 per Trust Unit for gross proceeds of $55.12 million.

Acquisition of Hawk

In February, 2003, APF Energy acquired all of the issued and outstanding common shares of Hawk for approximately $2.9 million cash and the issuance of 3,990,461 Trust Units. APF Energy also assumed approximately $7.9 million of debt of Hawk. The acquisition added production of approximately 2,700 boe/d, comprised of 9.3 mmcf/d of natural gas, and 1,150 bbl/d of oil and NGLs. Further information regarding Hawk is set out in the Renewal Annual Information Form of the Trust dated May 15, 2003 under the heading "Material Events Announced Before Year–End – Acquisition of Hawk Oil Inc." which is incorporated herein by reference.

Acquisition of Swan Hills Assets

On June 17, 2003, APF Energy announced that it had entered into an agreement to acquire a 17% interest in the Swan Hills Unit No. 1 and certain non-unit rights for $91.75 million in cash. Rights of first refusal ("ROFRS") encumbered the assets and ultimately ROFRS encumbering approximately 85% of the assets were exercised. As a result, the acquisition, which closed July 30, 2003 was reduced to $15.9 million. The acquisition added production of approximately 380 boe/d, of which 89% is light oil.

Acquisition of Countess Assets

On May 29, 2003, APF Energy completed the acquisition of gas production and deep rights in its core area of Countess, located in southeast Alberta for $7.0 million.

The Countess assets are an overlay on existing APF Energy lands in the northern part of the field and at the time of acquisition produced 1.2 mmcf/d, principally from the Mannville and Basal Colorado formations. APF Energy's existing daily production at Countess was approximately 9.3 mmcf from the shallower Medicine Hat and Milk River zones. The acquisition of these deeper rights (average 73% working interest, most of which is operated) provides APF Energy with an opportunity to add to its inventory of development drilling prospects.

Amendment of Credit Facilities

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002 and February 5, 2003 and September 26, 2003 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $150 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 and integral multiples of $100,000 thereafter with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the LIBOR rate plus the applicable

margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee for a maximum term of 12 months in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the credit facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy as required by the lenders and a floating charge on all of the other property of APF Energy, together with a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Relationship Between APF Energy's Lenders and Certain Underwriters".

Distribution Reinvestment Plan

On November 20, 2003, the Trust announced the adoption of a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP Plan"), effective for monthly distributions payable on and following December 15, 2003.

The DRIP Plan allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price (as defined in the DRIP Plan) on the applicable distribution date. The DRIP Plan includes a feature which allows eligible Unitholders to elect, under the premium distribution component of the DRIP Plan, to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date. The DRIP Plan also allows those Unitholders who participate in either the distribution reinvestment component or the premium distribution component of the DRIP Plan to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units.

Appointment of Director and Officer

On June 11, 2003, Robert MacDonald was appointed by Unitholders to the Board of Directors of APF Energy. Mr. MacDonald has been Director, Commercial Banking, CIBC World Markets, a subsidiary of a Canadian Chartered Bank, since October, 1998. From March, 1998 to October, 1998 he was Managing Director, Koch Capital, the merchant banking arm of a private, U.S. based energy company. From 1993 to March, 1998, Mr. MacDonald was Vice President, Oil & Gas Group, Canadian Imperial Bank of Commerce. Prior to that, he spent 17 years in other positions within the financial services industry.

On October 1, 2003, Daniel K. Allan was appointed as Vice-President, Coalbed Methane Division of APF Energy. Mr. Allan is a professional geologist registered in both Alberta and the state of Wyoming with more than 28 years of experience in the oil and gas industry. Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and Chief Executive Officer. In recent years, Mr. Allan has become involved in coalbed methane exploration and development in both Canada and the United States.

Committees of the Board

Effective November 12, 2003, the Audit Committee of APF Energy was reconstituted with all of the independent directors of APF Energy being appointed as members and Mr. Martin Hislop resigning. In addition, the Audit Committee and Reserves Committee of APF Energy have been combined into one committee.

Reserves Disclosure Under National Instrument 51-101

The Trust will be subject to National Instrument 51-101 ("NI 51-101"), which was implemented in September, 2003 and requires public filings to apply the new standards in 2004, containing information as at the end of the Trust's financial year of December 31, 2003. Among other things, NI 51-101 prescribes standards for the preparation and disclosure of oil and gas reserves and related estimates, requires the annual public filing of certain of those estimates and other information pertaining to oil and gas activities, and specifies certain responsibilities of directors of public entities. In particular, the definitions of proved reserves and probable reserves contain specific quantifications of levels of certainty of 90% for proved reserves and of 50% for proved plus probable reserves. Additionally, reserves evaluators have been made accountable to standards contained in NI 51-101. The APF Reserve Report, the Hawk Reserve Report and the Nycan Reserve Report (the "Engineering Reports")

were prepared in accordance with National Policy 2-B ("NP 2-B"). GLJ and AJM have advised the Trust that, in their opinion, if they would have evaluated the reserves in their reports effective January 1, 2003 and October 1, 2002 respectively, using the reserves definitions set forth in NI 51-101, the "proved reserves" and "proved plus probable reserves" would not be materially different than "proved reserves" and "proved plus half probable reserves" contained in the Engineering Reports prepared in accordance with NP 2-B.

EFFECT OF SIGNIFICANT ACQUISITIONS ON THE TRUST/APF ENERGY

Selected Financial and Pro–Forma Financial Information

The following table sets out certain financial information for the Trust, APF Energy and APF Partnership, Kinwest and the Sellco Properties, Hawk and Nycan and pro–forma consolidated financial information for the Trust after giving effect to the acquisition of Kinwest, Sellco, Hawk and Nycan and certain other adjustments. **The following information should be read in conjunction with the unaudited pro–forma consolidated statements of operations and cash distributions of the Trust for the year ended December 31, 2002 and for the nine months ended September 30, 2003 set forth under "Pro–Forma Consolidated Financial Statements Year Ended December 31, 2002" and "Pro–Forma Consolidated Financial Statements Nine Months Ended September 30, 2003" (collectively, the "Unaudited Pro–Forma Consolidated Financial Statements").**

	For the year ended December 31, 2002				
	Trust[1]	Kinwest/Sellco[2] Properties	Hawk[1]	Nycan[1]	Pro– Forma Consolidated
($ thousands)		(unaudited)			(unaudited)
Oil and natural gas sales (net of royalties)	73,637	8,204	16,421	9,682	107,945
Operating expenses	19,748	1,959	4,572	2,953	29,232
Income before taxes and minority interests for the year	4,635	2,254	6,227	2,227	14,065

	For the nine month period ended September 30, 2003			
	Trust	Hawk	Nycan	Pro–Forma Consolidated
($ thousands)	(unaudited)	(unaudited)[3]	(unaudited)[4]	(unaudited)
Oil and natural gas sales (net of royalties)	99,937	2,647	5,166	107,750
Operating expenses	22,751	670	979	24,400
Income (loss) before taxes for the year	31,343	(356)	19	33,738

See the notes to the Unaudited Pro–Forma Consolidated Financial Statements for adjustments.

Notes:

(1) Financial information is derived from the audited financial statements.
(2) Financial information for Kinwest/Sellco is for the five months ended May 30, 2002.
(3) Financial information for Hawk is for the one month ended January 31, 2003.
(4) Financial information for Nycan is for the four months ended April 30, 2003.

The pro–forma information does not include acquisitions that are not deemed to be significant.

Selected Operational Information

The following table sets forth certain operational information with respect to the Trust, APF Energy and APF Partnership and Kinwest, the Sellco Properties, Hawk and Nycan.

	APF Energy /APF Partnership[1][2][5]	Kinwest/ Sellco[2][3][5]	Hawk[1][6]	Nycan [4][5][6][7]
Proved Reserves[1][2]				
(before royalties)				
Crude oil and NGLs (mbbl)	21,078			722
Natural gas (mmcf)	70,295			21,813
Established Reserves[1][2]				
(before royalties)				
Crude oil and NGLs (mbbl)	25,169			971
Natural gas (mmcf)	81,742			26,404
Present Worth Value of Reserves ($000)[1][2]				
(Escalated Prices, 10% discount rate)				
Proved Reserves	284,212			43,391
Established Reserves	320,417			51,364
Production				
(before royalties, year ended December 31, 2002) [3]				
Crude oil and NGLs (bbl/d)	5,451	1,598	800	252
Natural gas (mcf/d)	18,488	1,578	7,670	5,966
Oil equivalent (boe/d at 6 mcf/boe)	8,532	1,861	2,078	1,246
Production				
(before royalties, nine months ended September 30, 2003)[7]				
Crude oil and NGLs (bbl/d)	6,781		999	344
Natural gas (mcf/d)	32,744		8,975	5,512
Oil equivalent (boe/d at 6 mcf/boe)	12,238		2,495	1,263
Undeveloped Land Holdings				
(net acres)[2][5]	221,989			57,991

Notes:

(1) The proven and probable reserve volumes and values are based upon the APF Reserve Report for reserves of APF Energy and APF Partnership and the Hawk Reserve Report effective January 1, 2003.

(2) Reserve volumes and values and undeveloped land holdings for APF Energy include the proven and probable reserve volumes and values and undeveloped land holdings for Kinwest and the Sellco Properties, Paddle River and Hawk.

(3) Kinwest/Sellco production information is for the five months ended May 30, 2002.

(4) The proven and probable reserve volumes and values are based upon the Nycan Reserve Report effective October 1, 2002. In the Nycan Reserve Report operating costs for well lease and processing costs were split into three categories; fixed per year; fixed per well per month, and variable. The fixed per year component of operating costs includes lease costs, property taxes and overhead and was held constant over the project life. The fixed per well per month component consists of the balance of the related well operation costs. These costs were reduced over time on the assumption that operator and field efficiencies would be incorporated into the property operation. The variable component consists of costs that are directly related to the wells' production rates.

(5) Reserves as at December 31, 2002 for APF Energy and as at October 1, 2002 for Nycan.

(6) Hawk production information is for the one month ended January 31, 2003. Nycan production information is for the four months ended April 30, 2003.

(7) For the year ended December 31, 2002, Nycan's working interest production was 91,980 bbls of oil and NGLs, 2,177,500 mcf of natural gas, being a total of 454,900 boe.

FUTURE COMMITMENTS OF APF ENERGY

APF Energy currently has the following derivative financial instruments in place.

Crude Oil

Year	Term	Type of Contract	Average Daily Quantity (bbl)	Average Hedged Price US$/bbl
2004	Q1	Swap	3,167	29.63
2004	Q2	Swap	2,500	30.77
2004	Q3	Swap	2,167	29.58
2004	Q4	Swap	667	29.83

Natural Gas (Cdn.$ Hedges)

Year	Term	Type of Contract	Average Daily Quantity (GJ)	Average Hedged Price Cdn.$/GJ
2004	Q1	Swap	10,000	7.19
2004	Q2	Swap	5,333	5.81
2004	Q3	Swap	5,000	5.80
2004	Q4	Swap	1,667	5.80

Natural Gas (US$ Hedges)

Year	Term	Type of Contract	Average Daily Quantity (mmbtu)	Average Hedged Price US$/mmbtu
2004	Q1	Swap	2,000	7.00

Interest Rates

Term	Amount	Swap Rates
Feb. 28/03 to Feb. 28/05	$20,000,000	3.67% plus applicable stamping fee.
May 7/03 to May 9/05	$20,000,000	3.75% plus applicable stamping fee.
Nov. 7/03 to Nov. 7/05	$20,000,000	3.58% plus applicable stamping fee.
Total	$60,000,000	3.67% plus applicable stamping fee.

Foreign Exchange

Term	Fixed Rate	Amount - US$	Average Price
Calendar 2004	1.3333	10,000,000	The arithmetic average of the Bank of Canada noon rate fixings for Cdn.$/US$ daily rates, beginning January 2, 2004 and ending December 30, 2004.

DESCRIPTION OF THE TRUST UNITS

Trust Units and Special Voting Units

The Trust is authorized to issue a maximum of 500 million Trust Units. The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of Unitholders. The Trust is also authorized to issue an unlimited number of special voting units ("Special Voting Units") entitling the holders ("Special Unitholders") to the number of votes at meetings of Unitholders as is prescribed by the Board of Directors of APF Energy in the resolution authorizing issuance of the Special Voting Units. The Special Voting Units do not confer any other rights on the Special Unitholders. No Special Voting Units have been issued.

Trust Units and Special Voting Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be issued on terms and conditions and at such time or times as APF Energy may determine. Trust Units may only be issued when fully paid and the Unitholders may not thereafter be required to make any further contribution to the Trust with respect to such Trust Units. Trust Units may be issued for a consideration payable in installments if represented by installment receipts until final payment is made.

Cash Distributions

The Trust makes pro rata cash distributions to Unitholders on a monthly basis, to the extent authorized by the Board of Directors of APF Energy. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the Trustee to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. The actual percentage retained by the Trust is subject to the discretion of the Board of Directors of APF Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. During 1997 (the first year during which the Trust made distributions), 61% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while the same figures for 1998, 1999, 2000, 2001 and 2002 were 75%, 66%, 38%, 43% and 36%, respectively.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

Trust Unit Cash Distributions

1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	
January	0.160
February	0.160
March	0.165
April	0.185
May	0.185
June	0.200
July	0.200
August	0.200
September	0.200
October	0.175
November	0.175
December	0.175
2003 Total	$2.180
2004	
January	0.175
Grand Total	$14.005

Notes:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

(2) On January 21, 2004 the Trust announced that it will pay a distribution of $0.175 per Trust Unit on February 16, 2004 to Unitholders of record on January 30, 2004.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the TSX under the trading symbol "AY.UN". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units as reported by the TSX for the periods indicated.

Period	Price Range High ($)	Price Range Low ($)	Volume
2001			
First Quarter	10.70	9.65	2,540,424
Second Quarter	13.40	9.62	3,803,100
Third Quarter	11.50	9.01	2,424,493
Fourth Quarter	10.65	8.75	2,874,300
2002			
First Quarter	10.99	9.35	4,023,753
Second Quarter	11.19	10.08	4,366,545
Third Quarter	10.89	10.11	3,614,591
Fourth Quarter	10.71	9.00	5,307,699
2003			
January	10.40	9.66	1,878,757
February	10.70	10.06	2,032,357
March	10.95	10.23	2,688,258
April	10.32	9.30	3,198,282
May	10.78	9.96	3,552,497
June	11.40	10.55	5,861,849
July	11.74	11.08	4,990,092
August	12.63	11.50	5,121,747
September	12.28	11.31	4,268,580
October	11.95	11.45	2,765,132
November	12.17	11.55	2,538,256
December	12.67	11.64	2,463,333
2004			
January 1 - 26	12.63	11.65	3,965,203

On January 26, 2004, the closing price of the Trust Units on the TSX was $12.32.

CONSOLIDATED CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at December 31, 2002, as at September 30, 2003 and as at November 30, 2003 before giving effect to the Offering and after giving effect to the Offering.

	Authorized	As at December 31, 2002[8]	As at September 30, 2003 (unaudited)	As at November 30, 2003 before giving effect to the Offering (unaudited)	As at November 30, 2003 after giving effect to the Offering (unaudited)[5]
Bank Debt[1]	$150,000,000	$88,000,000	$90,000,000	$92,000,000	$39,789,700
9.40% Debentures[2]	$50,000,000	nil	$46,869,057	$46,869,057	$46, 869,057
Trust Units[3]	500,000,000	$214,405,160 (22,942,417 Trust Units)	$322,167,825 (33,868,078 Trust Units)	$322,316,065 (33,888,531 Trust Units)	$374,526,365 (38,653,531 Trust Units)
Special Voting Units[4]	unlimited	nil	nil	nil	nil

Notes:

(1) As of the date hereof, APF Energy has a syndicated credit facility to a maximum of $150 million. Amounts borrowed are available as a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy if the revolving period is not extended. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0.125% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 with fees based on the applicable margin from 1.125% to 2.0%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 bearing interest at the U.S. base rate plus the applicable margin from 0.125% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 bearing interest at the LIBOR rate plus the applicable margin from 1.125% to 2.0%; and (v) Letters of Credit and Letters of Guarantee in amounts not less than $500,000 with a fee from 1.125% to 2.0%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy

and a floating charge on all of the other property of APF Energy and a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility. See "Recent Developments – Amendment of Credit Facilities".

(2) The Trust issued 50,000, 9.40% Debentures at a price of $1,000 per debenture on July 3, 2003. The 9.40% Debentures bear interest at an annual rate of 9.40% payable semi-annually on January 31 and July 31 in each year commencing January 31, 2004. The 9.40% Debentures are redeemable by the Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The 9.40% Debentures are convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by the Trust for redemption of the 9.40% Debentures, at a conversion price of $11.25 per Trust Unit. The Trust may elect, from time to time, to satisfy its obligation to pay interest on the 9.40% Debentures, by delivering sufficient Trust Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. The Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Trust Units at a deemed price of 95% of the weighted average trading price of the Trust Units preceding the redemption or maturity date.

(3) In addition, at the date hereof 130,913 Trust Units are reserved for issuance on exercise of options to purchase Trust Units granted to directors, officers and employees of APF Energy. The existing option plan has been replaced by a Trust Unit Incentive Rights Plan (the "Incentive Plan"), approved by Unitholders at the annual general and special meeting held June 6, 2001. Details of the Incentive Plan are as set forth in the Circular, which is incorporated by reference in this short form prospectus. See "Documents Incorporated by Reference". As at the date hereof 1,829,320 rights have been issued under the Incentive Plan.

(4) See "Description of the Trust Units - Trust Units and Special Voting Units" for a description of the Special Voting Units.

(5) Based on the issuance of 4,765,000 Trust Units for aggregate gross proceeds of $55,274,000 less the Underwriters' fee of $2,763,700 and expenses of the Offering estimated to be $300,000, the net proceeds from the Offering are estimated to be $52,210,300, which will be applied to reduce bank indebtedness which may be redrawn and applied to APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

(6) On a consolidated cumulative basis, distributions exceeded accumulated earnings by $75,061,288 and future income taxes totaled $39,624,685 as at December 31, 2002 ($79,794,814 and $63,740,176 as at September 30, 2003).

(7) As at December 31, 2002, the consolidated Unitholders' equity totaled $139.3 million consisting of $214.4 million of net capital contributions, (plus $35,588,861 of accumulated earnings less $110,650,149 of cumulative cash distributions declared). Unitholders' equity was $288.1 million as at September 30, 2003.

(8) Derived from audited financial statements.

USE OF PROCEEDS

The estimated net proceeds of the Offering are $52,210,300 after deducting the Underwriters' fee of $2,763,700 and the expenses of the issue, estimated to be $300,000. See "Plan of Distribution". The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement (the "Underwriting Agreement") dated January 19, 2004 among the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc., and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Canaccord Capital Corporation, Dundee Securities Corporation and GMP Securities Ltd. as underwriters, the Trust has agreed to sell and the Underwriters have agreed to purchase on February 4, 2004, subject to the terms and conditions contained therein, the Trust Units offered hereby at a price of $11.60 per Trust Unit for total gross consideration of $55,274,000 payable in cash to the Trust against delivery of the Trust Units. The terms of the Offering were determined by negotiation between APF Energy, on behalf of the Trust, and Scotia Capital Inc., on behalf of itself and the Underwriters. In consideration for their services in connection with the Offering, the Underwriters will be paid a fee of $2,763,700.

The Trust granted the Underwriters an option (the "Underwriters' Option"), exercisable until 48 hours prior to the date of closing, to purchase up to an additional 865,000 Trust Units on the same terms as the Offering. The Underwriters' Option was exercised in full on January 23, 2004 increasing the Offering from 3,900,000 to 4,765,000 Trust Units.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obliged to take up and pay for all Trust Units offered hereby if any are purchased under the Underwriting Agreement. If one or more of the Underwriters fails to purchase their allotment of Trust Units, the remaining Underwriter or Underwriters may terminate their obligations to purchase their respective allotment of Trust Units, or may, but are not obligated to, purchase on a pro rata basis as between themselves the Trust Units not purchased by the Underwriter or Underwriters which failed to purchase. The Underwriting Agreement also provides that the Trust, APF Energy, APF Acquisition Trust, APF Partnership and 990009 Alberta Inc. will indemnify the Underwriters and their agents, directors, officers, shareholders, partners and employees against certain liabilities and expenses.

Pursuant to applicable securities regulation, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by–laws and rules of a designated stock exchange relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units. In connection with the Offering and subject to the foregoing, the Underwriters may over–allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Trust has agreed that it will not, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, which consent may not be unreasonably withheld, authorize, issue or sell any Trust Units or any securities giving the right to acquire Trust Units or agree or announce the intention to do so, at any time prior to the date 90 days following the closing of the Offering, except for the grant of rights pursuant to the Trust Unit Incentive Rights Plan of the Trust, the issuance of Trust Units pursuant to the DRIP Plan or the issuance of Trust Units on exercise of outstanding rights or options of the Trust or conversion of the 9.40% Debentures.

Certificates for the Trust Units will be available for delivery at the closing of the Offering, which is expected to take place on or about February 4, 2004, which is after the record date for the next distribution by the Trust to Unitholders to be paid on February 16, 2004. Accordingly, subscribers who purchase Trust Units pursuant to the Offering will not be eligible to receive the distribution that will be paid to Unitholders on February 16, 2004 but will be eligible to receive the distribution that will be paid to Unitholders on or about March 15, 2004, provided they hold the Trust Units on the record date for the distribution.

The TSX has conditionally approved listing of the Trust Units to be distributed pursuant to this prospectus. Listing is subject to the Trust fulfilling all of the listing requirements of the TSX.

The Trust Units offered hereby have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "Securities Act"), or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the Securities Act) except in transactions exempt from the registration requirements of the Securities Act and applicable state securities laws. The Underwriting Agreement permits the Underwriters to offer and resell the Trust Units that they have acquired pursuant to the Underwriting Agreement to certain qualified institutional buyers in the United States, provided such offers and sales are made in accordance with Rule 144A under the Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the Securities Act.

The Underwriters have agreed that they will not offer for purchase or sale, sell or otherwise transfer or dispose of any of the Trust Units (or any right thereto or interest therein) into the United States, except to certain institutional investors in transactions exempt from the registration requirements of the U.S. Securities Act.

In addition, until 40 days after the commencement of the Offering, an offer or sale of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from such requirements.

RELATIONSHIP BETWEEN APF ENERGY'S LENDERS AND CERTAIN UNDERWRITERS

Scotia Capital Inc. and National Bank Financial Inc. are direct or indirect wholly owned subsidiaries of Canadian chartered banks (the "Lenders") which are lenders to APF Energy and to which APF Energy was indebted as of November 30, 2003 in the amount of $92.0 million (of which their syndicated portion is $63.7 million). Consequently, the Trust may be considered a connected issuer of these Underwriters for the purposes of securities regulation in certain Canadian provinces. The net proceeds of the Offering will be used by the Trust to repay a portion of its committed revolving demand credit facility and ultimately for APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. APF Energy is currently in compliance with the terms of the credit facilities agreement with the Lenders. Security has been granted for APF Energy's indebtedness to the Lenders as described under "Consolidated Capitalization of the Trust" on behalf of the Trust. The decision to distribute the Trust Units hereby and the determination of the terms of the Offering were made through negotiations between APF Energy (on behalf of the Trust) and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The Lenders did not have any involvement in such decision or determination; however, the Lenders have been advised of the issuance and the terms thereof. As a consequence of the Offering, each of Scotia Capital Inc. and National Bank Financial Inc. will receive its share of the underwriting fee payable by the Trust to the Underwriters.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Parlee McLaws LLP, counsel to the Trust and Burnet, Duckworth & Palmer LLP, counsel to the Underwriters the following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations applicable to the purchasers of Trust Units issued hereunder. This summary is only applicable to holders of Trust Units, who, for the purposes of the Tax Act, are residents of Canada, hold their Trust Units as capital property and deal at arm's length with the Trust and the Underwriters. Trust Units will generally be capital property to a holder unless they are held in the course of carrying on a business of trading or dealing in securities, or have been acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to: (i) a holder of Trust Units that is a "financial institution" as defined in the Tax Act for the purposes of the "mark–to–market" rules; (ii) a holder, an interest in which would be a "tax shelter investment"; or (iii) a holder that is a "specified financial institution", all as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based on the current provisions of the Tax Act, the Income Tax Regulations (the "Regulations") and counsels' understanding of the current administrative and assessing practices published by the Canada Revenue Agency ("CRA"). Except for specifically proposed amendments to the Tax Act that have been publicly announced by the federal Minister of Finance prior to the date hereof (the "Proposed Amendments"), this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative or assessing practices of the CRA. This summary is not exhaustive of all of the Canadian federal income tax considerations nor does it take into account or anticipate any provincial (except for certain aspects relating to ARTC), territorial or foreign tax considerations arising from the acquisition, ownership or disposition of Trust Units. Except as otherwise indicated, this summary is based on the assumption that the Trust will at all times qualify as a unit trust and a mutual fund trust for the purposes of the Tax Act and that all transactions described herein occur at fair market value. This summary assumes that the Proposed Amendments will be enacted substantially in the form proposed, although no assurances can be given in this regard.

This summary is for general information only. It is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a holder will depend on the holder's particular circumstances. Prospective purchasers of Trust Units are urged to consult their own tax advisors as to their particular income tax circumstances.

The Trust

Status of the Trust

Based on certain factual representations made by APF Energy, the Trust qualifies as a "mutual fund trust" under the Tax Act and it is assumed that it will so qualify at all times. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of persons who are not residents of Canada for the purposes of the Tax Act. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust. In the event the Trust was not to so qualify as a mutual fund trust at a particular time, the income tax considerations would be materially different in certain respects from those described herein and the Trust could be liable to pay tax under Part XII.2 of the Tax Act.

ARTC Entitlement

The Trust is entitled to claim ARTC under current legislation. Under current legislation, the ARTC is based on a price–sensitive formula linked to crude oil prices. The maximum Crown Royalty to which the rate applies annually is $2,000,000 per applicant or associated group of applicants. Eligible Alberta Crown royalties exclude royalties in respect of properties which are defined as "restricted resource properties" under the *Alberta Corporate Tax Act.*

Income of the Trust

The Trust is subject to taxation in each taxation year on its income for the year as though it were a separate individual. The taxation year of the Trust is the calendar year.

The Trust is required to include in computing its income for a taxation year all amounts in respect of the Royalty paid or payable to it in the year, including any amounts subject to set–off, and including any amounts paid by it to APF Energy or APF Partnership in that year in respect of reimbursed Crown Royalties. The Trust will also be required to include in its income for each taxation year, all interest on any investments held by the Trust that accrues to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent such interest was included in computing its income for a preceding taxation year. Any ARTC received by the Trust is included in its income, subject to a 10-year phase-in period.

Administrative

In computing its income the Trust is entitled to deductions in respect of reasonable administrative expenses, an amount not exceeding 10% of its cumulative Canadian oil and gas property expense ("COGPE") account, determined on a declining balance basis and 20% of the total issue expenses of the Offering and prior offerings to the extent that those expenses were not otherwise deductible in a preceding year. An amount that becomes receivable by the Trust in a year as a result of a sale of a property by APF Energy or APF Partnership and the release of the Royalty relating to that property, will be required to be deducted in computing the Trust's cumulative COGPE account. If the balance of the cumulative COGPE of the Trust at the end of a particular taxation year after all additions and deductions for that year have been made would otherwise be a negative amount, the negative amount will be included in the Trust's income for the year.

In accordance with the Tax Act and the Regulations, the Trust will be entitled to a deduction in respect of resource allowance equal to 25% of its "adjusted resource profits". Generally, the Trust's adjusted resource profits will equal its income from the Royalty less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders, as described below. The Trust may not deduct Crown charges reimbursed by it to APF Energy or APF Partnership in the year. The resource allowance is being phased out and the deductibility of actual Crown charges is being phased in over a five-year period.

To the extent that the Trust has any income for a taxation year after the inclusions and deductions outlined above, the Trust will be permitted to deduct all amounts of income which are paid or become payable by it to Unitholders in the year and any amounts which constitute the excess, if any, of reimbursed Crown royalties paid by the Trust over the resource allowance deductible for that year to the extent that such excess amounts are designated by the Trust to be payable to the Unitholders for that year. An amount will be considered payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled to enforce payment of the amount. See "Taxation of Unitholders". Insofar as it is intended that all amounts otherwise taxable to the Trust will be allocated to Unitholders, it is anticipated that the Trust will generally not have any taxable income for purposes of the Tax Act.

Taxation of Unitholders

Each Unitholder is required to include in computing income for a particular taxation year the portion of the net income of the Trust that is paid or payable to the Unitholder in that taxation year, whether or not the amount was actually paid to the Unitholder in that year. An amount will be considered payable to a Unitholder in a taxation year if such Unitholder is entitled in the year to enforce payment of the amount. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income or "resource profits" for purposes of the Tax Act. Any loss of the Trust for purposes of the Tax Act cannot be allocated to, or treated as, a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on any shares will be deemed to have been received by the Unitholders and not to have been received by the Trust and such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. The non–taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year should not generally be included in the Unitholder's income for the year but will generally reduce the adjusted cost base of the Trust Units held by such Unitholder. To the extent that the adjusted cost base of a Trust Unit would otherwise be less than nil, the negative amount would be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

An actual or deemed disposition (other than in a tax deferred transaction) of Trust Units by a Unitholder, whether on a redemption or otherwise, will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Trust which represents an amount that must otherwise be included in a Unitholder's income as described above) are greater than (or less than) the aggregate of the adjusted cost base to the Unitholder of the Trust Units plus any reasonable costs associated with the disposition. Generally, one–half of any capital gain realized by a Unitholder will be included in the Unitholder's income under the Tax Act for the year of disposition as a taxable capital gain. One–half of any capital loss realized on a disposition of a Trust Unit may be deducted against taxable capital gains realized by

the Unitholder in the year of disposition, in the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder that is an individual may give rise to alternative minimum tax depending on the Unitholder's circumstances. A Unitholder which is a Canadian–controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Tax Exempt Unitholders

Subject to the specific provisions of any particular exempt plan, the Trust Units will, provided the Trust qualifies as a mutual fund trust, be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans all as defined in the Tax Act ("Exempt Plans"). Such Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. APF Energy has advised counsel that the cost amount of foreign property of the Trust, if any, will be less than the 30% of the cost amount of all property of the Trust and accordingly, the Trust Units will not constitute foreign property for Exempt Plans, registered or pension plans or other persons subject to tax under Part XI of the Tax Act.

ELIGIBILITY FOR INVESTMENT

In the opinion of Parlee McLaws LLP and Burnet, Duckworth & Palmer LLP based on representations from APF Energy and the Trust as to certain factual matters, the Trust Units offered hereby will on the date of closing be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purposes of the Tax Act.

Eligibility of the Trust Units for investment by purchasers to whom any of the following statutes apply is, in certain cases, governed by criteria which such purchasers are required to establish as policies or guidelines pursuant to the applicable statute (and, where applicable, the regulations thereunder) and is subject to the prudent investment standards and general investment provisions provided therein:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Financial Institutions Act (British Columbia)
Pension Benefits Standards Act (British Columbia)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pensions Benefits Act, 1992 (Saskatchewan)
The Insurance Act (Manitoba)
The Trustee Act (Manitoba)
The Pension Benefits Act (Manitoba)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Québec) (in respect of insurers other than guarantee fund corporations)
An Act respecting trust companies and savings companies (Québec) (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)
Supplemental Pension Plans Act (Québec)

RISK FACTORS

The following are certain factors related to the business of the Trust which should be carefully considered before deciding whether to invest in the Trust Units.

Business of APF Energy and APF Partnership

Acquisition Risks

APF Energy recently completed the acquisitions of Hawk, Nycan and CanScot to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of the acquisitions will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Nycan, Hawk, CanScot and APF Energy. The integration of the acquired companies will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's ability to achieve the anticipated benefits of the acquisitions.

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy and APF Partnership (which are collectively referred to as "APF Energy" in the following portions of this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its open–end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow–outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean–up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of

insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Coalbed Methane Operations

APF Energy has undertaken the development of coalbed methane ("CBM") reserves in Canada and the United States. CBM development in Canada is in the experimental stage and involves a long-term commitment of significant capital expenditures. CBM development will carry with it a number of risks, including uncertainty relating to the title to coalbed gas, the environmental movement against CBM development given the large number of wells required and issues relating to water disposal, and the risk that there will be a reduction in gas prices which could slow or stall CBM development. In addition, to the extent the applicable regulatory regime is designed to apply to conventional gas, there is uncertainty about its application to CBM development.

Because CBM is becoming increasingly competitive, there are no assurances that APF Energy will be able to continue to acquire assets and lands that are prospective for CBM, in both Alberta and Wyoming.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". APF Energy's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject APF Energy to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those proposed in Alberta's Bill 37 Climate Change and Emissions Management, may require the reduction of emissions or emissions intensity of APF Energy's operations and facilities. The direct or indirect costs of these regulations may adversely affect APF Energy's business.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counterparties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation, including rights of dissent or the ability to seek relief from a court on the grounds of oppression or unfairness.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Variations in Foreign Exchange Rates

The exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Investment Eligibility

If APF Energy ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked. There are also significant income tax consequences arising from the loss of mutual fund status. See "Canadian Federal Income Tax Considerations – The Trust – Status of the Trust".

The Trust Indenture contains provisions limiting ownership of Trust Units by non-residents of Canada, within the meaning of the Tax Act. These restrictions are described in the AIF and are intended as one measure for ensuring that the Trust continues to qualify as a mutual fund trust under the Tax Act. APF regularly monitors geographical address information obtained from its transfer agent to determine the level of non-resident ownership of Trust Units.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy recently negotiated an increase in its syndicated credit facility to the amount of $150 million, of which $92.0 million was drawn as of November 30, 2003. See "Recent Developments – Amendment of Credit Facilities". Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it. To the extent the Trust or APF Energy are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

9.40% Debentures – Accounting Standard Effective November 1, 2004

GAAP currently requires financial instruments which include obligations that may be settled by the issuance of equity securities to be classified as equity in the issuer's financial statements, with interest on such financial instruments charged to equity. Such obligations do not necessarily require the transfer of assets or other yielding of economic benefits and therefore are not classified as debt obligations of the issuer. The Accounting Standards Board of the Canadian Institute of Chartered Accountants has adopted an amendment to Canadian accounting standards which would require certain financial instruments which create obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity securities, to be presented as debt and reflected as a liability on the issuer's financial statements, with interest on such financial instruments reflected as an expense.

The amendments are to become effective for all fiscal years beginning on or after November 1, 2004 with earlier adoption encouraged. The new accounting standards will require financial instruments currently accounted for as equity, including the 9.40% Debentures of the Trust, to be reflected as liabilities on the Trust's balance sheet, and debenture interest to be expensed on the Trust's statement of operations.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Depletion of Reserves on Properties

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures, to repay debt or to finance property acquisitions, the level of distributable income of the Trust will be reduced.

Unitholder Limited Liability

Unitholders may not be protected from liabilities of the Trust to the same extent that a shareholder is protected from liabilities of a Corporation. The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust

that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 3100, 111 – 5th Avenue S.W., Calgary, Alberta T2P 5L3.

The Registrar and Transfer Agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Montreal, Toronto, and Calgary.

LEGAL PROCEEDINGS

There are no material legal proceedings to which APF Energy or the Trust are subject or which are known by APF Energy to be contemplated.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon, on behalf of the Trust and APF Energy by Parlee McLaws LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Parlee McLaws LLP and Burnet Duckworth & Palmer LLP, beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units.

As of the date hereof, the directors, officers and associates of each of Gilbert Laustsen Jung Associates Ltd. and Ashton Jenkins Mann, as a group do not beneficially own, directly or indirectly, any Trust Units.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS CONSENT

We have read the short form prospectus dated January 27, 2004 with respect to the distribution of Trust Units of APF Energy Trust (the "Trust"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned prospectus, of our reports to the directors/unitholders/shareholders on the following financial statements:

- Our report dated April 2, 2003 on the consolidated balance sheets of the Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated earnings, cash flows and cash distributions for the years ended December 31, 2002 and 2001.

- Our report dated March 7, 2003 (except for Note 12 which is at March 10, 2003) on the balance sheets of Nycan Energy Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

- Our report dated February 28, 2003 on the consolidated balance sheets of Hawk Oil Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years ended December 31, 2002 and 2001.

- We consent to the use of our compilation reports dated January 27, 2004 to the Trustee of the Trust and to the directors of APF Energy Inc. on the pro-forma consolidated statements of operations and cash distributions for the year ended December 31, 2002 and the nine months ended September 30, 2003.

(Signed) "PricewaterhouseCoopers LLP"
January 27, 2004
Calgary, Alberta

AUDITORS CONSENT

We have read the short form prospectus dated January 27, 2004 with respect to the distribution of Trust Units of APF Energy Trust. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference, in the above-mentioned short form prospectus of the following reports:

1. Our report to the directors of Kinwest Resources Inc. dated March 27, 2002 on the following financial statements:

   - Balance sheets as of December 31, 2001, 2000 and 1999;
   - Statements of earnings and retained earnings and cash flows for the years ended December 31, 2001, 2000 and 1999.

2. Our report dated April 24, 2002 to the Directors of Sellco Properties on the schedule of revenues, royalties and operating expenses for the year ended December 31, 2001.

(Signed) "Meyers Norris Penny LLP"
Chartered Accountants
January 27, 2004
Calgary, Canada

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust (the "Trust") for the year ended December 31, 2002, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust", "Hawk Oil Inc." and "Nycan Energy Corp." to the audited financial statements of the applicable entity for the year ended December 31, 2002, and found them to be in agreement.

2. Compared the figures in the columns captioned "Kinwest Resources Inc." and "Sellco" to the unaudited financial statements of the applicable entity for the five months ended May 30, 2002 and found them to be in agreement.

3. Made inquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro-forma adjustments; and

   (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro-forma adjustments, and

   (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

4. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

5. Recalculated the application of the pro-forma adjustments to the aggregate of the amounts in the columns captioned "APF Energy Trust", "Hawk Oil Inc." and "Nycan Energy Corp." for the year ended December 31, 2002 and the columns captioned "Kinwest Resources Inc." and "Sellco" for the five months ended May 30, 2002, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

January 27, 2004
Calgary, Alberta

APF Energy Trust

Pro–Forma Consolidated Statement of Operations
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Year Ended December 31, 2002 $	Nycan Energy Corp. Year Ended December 31, 2002 $	Adjustments (Note 2) $	Total $
Revenue							
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000		132,891,337
Royalties expense, net of ARTC	(18,707,274)	(767,278)	(615,417)	(2,843,781)	(2,013,000)		(24,946,750)
Other operating revenue	1,676,257	–	–	–	–		1,676,257
	75,313,542	4,638,005	3,566,185	16,421,112	9,682,000		109,620,844
Expenses							
Operating	19,747,770	1,101,075	857,882	4,572,125	2,953,000		29,231,852
Compensation costs arising from sale	–	2,484,550				(2,484,550) (vi)	
General and administrative – net	4,634,877	267,332		1,061,323	816,000	100,649 (vii)	6,880,181
Management fee	1,976,054					868,813 (iii)	2,844,867
Interest on long–term debt	2,833,841	152,525		319,837	288,000	(2,500,000) (ii)	1,094,203
Capital and other taxes	1,901,296					66,585 (viii)	1,967,881
Internalization of management contract	7,297,325						7,297,325
Depletion and amortization	30,200,479	1,020,087		4,241,235	3,398,000	4,936,931 (i)(v)	43,796,732
Site restoration	2,087,066	67,060				288,956 (v)	2,443,082
	70,678,708	5,092,629	857,882	10,194,520	7,455,000	1,277,384	95,556,123
Operating Income	4,634,834	(454,624)	2,708,303	6,226,592	2,227,000	(1,277,384)	14,064,721
Provision for income taxes (recovery)							
Current	–	(9,142)	–	458,585	49,000	(431,858) (iv) (66,585) (viii)	–
Future	(7,133,279)	(13,232)	–	1,754,495	787,000	1,031,413 (iv)	(3,573,603)
Income before minority interest	11,768,113	(432,250)	2,708,303	4,013,512	1,391,000	(1,810,354)	17,638,324
Minority interest	403,369					255,304	658,673
Net income for the period	11,364,744	(432,250)	2,708,303	4,013,512	1,391,000	(2,065,658)	16,979,651
Net income per unit - basic	0.55						0.38
Net income per unit - diluted	0.55						0.38

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
December 31, 2002

	APF Energy Trust Year Ended December 31, 2002 $	Kinwest Resources Inc. Five Months Ended May 30, 2002 $	Sellco Five Months Ended May 30, 2002 $	Hawk Oil Inc. Year Ended December 31, 2002 $	Nycan Energy Corp. Year Ended December 31, 2002 $	Adjustments (Note 2) $	Total $
Revenue							
Oil and natural gas	92,344,559	5,405,283	4,181,602	19,264,893	11,695,000		132,891,337
Other operating revenue	1,676,257	–	–	–	–		1,676,257
Gross overriding and lessor's royalties	(7,802,341)	(346,079)	(286,412)	(604,605)	(1,056,000)		(10,095,437)
	86,218,475	5,059,204	3,895,190	18,660,288	10,639,000		124,472,157
Expenses							
Operating	19,747,770	1,101,075	857,882	4,572,125	2,953,000		29,231,852
Compensation costs arising from sale	–	2,484,550				(2,484,550) (vi)	–
General and administrative expense	4,316,930	267,332		1,061,323	816,000	100,649 (vii)	6,562,234
Management fees	1,976,054	–				868,813 (iii)	2,844,867
Debt services charges	2,833,841	152,525		319,837	288,000	(2,500,000) (ii)	1,094,203
Capital expenditures funded from cash flow	5,143,562			10,467,827	5,625,000	–	21,236,389
Discretionary debt repayment	–	632,523	2,708,303	–	–	(21,581,858) (ix)	(18,241,032)
Site restoration fund contribution	925,000						925,000
Capital and other taxes	1,901,296					66,585 (viii)	1,967,881
	36,844,453	4,638,005	3,566,185	16,421,112	9,682,000	(25,530,361)	45,621,394
Income subject to the Royalty	49,374,022	421,199	329,005	2,239,176	957,000	25,530,361	78,850,763
99% of income subject to the Royalty	48,880,283	416,987	325,715	2,216,784	947,430	25,275,057	78,062,256
Crown charges – net	(10,795,884)	(416,987)	(325,715)	(2,216,784)	(947,430)	–	(14,702,800)
Interest on convertible debentures	–	–	–	–	–	(4,700,000) (x)	(4,700,000)
General and administrative costs of the Trust	(317,947)	–	–	–	–	–	(317,947)
Cash available to be distributed	37,766,452	–	–	–	–	20,575,057	58,341,509
Cash distributed to date	34,201,561	–	–	–	–	20,575,057	54,776,618
Cash distribution payable	3,564,891	–	–	–	–	–	3,564,891
Actual/deemed cash distribution declared per unit - basic	1.81						1.81
Actual/deemed cash distribution declared per unit - diluted	1.81						1.59

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Kinwest Resources Inc. ("Kinwest"), a corporation ("Sellco") formed to acquire properties held by joint venture partners of Kinwest, Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Kinwest, Sellco, Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the December 31, 2002 audited consolidated historical financial statements of the Trust, the May 30, 2002 unaudited statement of operations of Kinwest, the five month May 30, 2002 unaudited statement of revenue, royalties and operating expenses of Sellco, the December 31, 2002 audited financial statements of Hawk, the December 31, 2002 audited financial statements of Nycan and the assumptions set out in note 2 below.

The Kinwest and Sellco shares were purchased by the Trust through a plan of arrangement with respect to Kinwest and a share purchase agreement with respect to Sellco, each of which closed on May 30, 2002. The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro–forma consolidated financial statements do not give effect to the recently completed internalization of management transaction, except that the structuring fee has been waived on the Hawk and Nycan acquisitions. The transaction resulted in the elimination of both the 3.5% management fee charged on net operating cash flow and the 1% minority interest, effective the close of business December 31, 2002. The cost of the buyout of the management contract from APF Energy Management Inc. ("APF Management") was $9.25 million, paid as to 25% in cash and the balance from the issuance of 608,185 Trust Units.

The pro–forma consolidated financial statements give effect to the funds raised by the prospectus of the Trust dated March 19, 2003 and the prospectus of the Trust dated June 26, 2003. The pro-forma consolidated financial statements do not give effect to the current offering of Trust Units pursuant to this prospectus.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Kinwest as at and for the year ended December 31, 2001, the audited schedule of revenues, royalties and operating costs of Sellco as at and for the year ended December 31, 2001, the audited financial statements of Hawk as at and for the year ended December 31, 2002 and the audited financial statements of Nycan as at and for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF, management fees paid to APF Management in respect of the management of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

The pro–forma consolidated statements of operations and cash distributions have been prepared as if the transactions took place on January 1, 2002.

(i) the purchase price allocated to the Kinwest capital assets, the Sellco properties, the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units and from the issue of Debentures pursuant to prospectuses, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) the 3.5% management fee was charged on net operating cash flow;

(iv) current taxes were adjusted to account for income taxes as if the income from acquisitions subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(v) site restoration is calculated on a unit of production basis using the same rate as for the Trust and in the case of Hawk and Nycan has been reclassed from depletion and amortization.

(vi) compensation costs in Kinwest arising from the sale of the company have been eliminated;

(vii) general and administrative expense for Sellco is calculated at $0.75 per barrel produced and the administrative cost recovered by Kinwest from Sellco has been eliminated;

(viii) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(ix) the pro–forma consolidated statement of cash distributions assumes that the capital expenditures funded from cash flow and the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 32,232,891 Trust Units assumed outstanding for the period (36,677,336 diluted);

(x) 9.40% interest on $50,000,000 of convertible debentures has been recorded and, for the dilutive effect of the convertible debentures, net income has been adjusted by the interest accrued on the convertible debentures to calculate basic net income per Trust Unit.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,461 Trust Units issued as part of the settlement for the Hawk shares, 1,342,004 Trust Units issued as part of the settlement for the shares of CanScot Resources Ltd., 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus.

Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On January 19, 2004 the Trust, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $55,274,000 before expenses of approximately $300,000 and the underwriters' fee of $2,763,700, initially for repayment of its indebtedness.

The Trust granted the underwriters an option to purchase an additional 865,000 Trust Units at $11.60 per Trust Unit exercisable until 48 hours prior to the date of closing. The underwriters exercised the option in full on January 23, 2004 increasing the offering from 3,900,000 to 4,765,000 Trust Units. No adjustment was made with respect to the underwriting agreement.

PRO–FORMA CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003

Compilation Report

To the Trustee of APF Energy Trust
and to the Directors of APF Energy Inc.

We have read the accompanying unaudited pro-forma consolidated statements of operations and cash distributions of APF Energy Trust (the "Trust") for the nine month period ended September 30, 2003, and have performed the following procedures.

1. Compared the figures in the column captioned "APF Energy Trust" to the unaudited financial statements of the applicable entity for the nine months ended September 30, 2003, and found them to be in agreement.

2. Compared the figures in the column captioned "Nycan Energy Corp." to the unaudited financial statements of the applicable entity for the four months ended April 30, 2003, and found them to be in agreement.

3. Compared the figures in the column captioned "Hawk Oil Inc." to the unaudited financial statements of the applicable entity for the one month ended January 31, 2003 and found them to be in agreement.

4. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro-forma adjustments; and

   (b) whether the pro-forma financial statements comply as to form in all material respects with Securities Acts of the various Provinces of Canada (the "Acts").

The officials:

   (a) described to us the basis for determination of the pro-forma adjustments, and

   (b) stated that the pro-forma statements comply as to form in all material respects with the Acts.

5. Read the notes to the pro-forma statements, and found them to be consistent with the basis described to me for determination of the pro-forma adjustments.

6. Recalculated the application of the pro-forma adjustments to the amounts in the column captioned "APF Energy Trust", for the nine months ended September 30, 2003, the column captioned "Nycan Energy Corp." for the four months ended April 30, 2003 and the column captioned "Hawk Oil Inc." for the one month ended January 31, 2003, and found the amounts in the column captioned "Total" to be arithmetically correct.

A pro-forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro-forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro-forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

January 27, 2004
Calgary, Alberta

APF Energy Trust
Pro–Forma Consolidated Statement of Operations
(Unaudited)
September 30, 2003

	APF Energy Trust Nine Months Ended September 30, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Four Months Ended April 30, 2003 $	Adjustments (Note 2) $		Total $
Revenue						
Oil and natural gas	124,842,721	3,065,604	6,423,099			134,331,424
Royalties expense, net of ARTC	(24,905,692)	(418,946)	(1,257,000)			(26,581,638)
Other operating revenue	1,504,494	–	62,407			1,566,901
	101,441,523	2,646,658	5,228,506			109,316,687
Expenses						
Operating	22,750,631	670,479	979,000			24,400,110
General and administrative– net	6,042,347	1,864,314	2,976,000	(2,160,088)	(vi)	8,722,573
Interest on long–term debt	3,083,978	24,546	100,000	(1,253,425)	(ii)	1,955,099
Capital and other taxes	2,096,422			14,777	(v)	2,111,199
Depletion and amortization	33,625,672	443,262	1,155,000	618,721	(i)(iv)	35,842,655
Site restoration	2,499,548			47,179	(iv)	2,546,727
	70,098,598	3,002,601	5,210,000	(2,732,836)		75,578,363
Operating Income	31,342,925	(355,943)	18,506	2,732,836		33,738,324
Provision for income taxes (recovery)				(8,423)	(iii)	
Current	–	5,200	18,000	(14,777)	(v)	–
Future	(14,814,866)	(50,348)	25,000	1,079,695	(iii)	(13,760,519)
Net income for the period	46,157,791	(310,795)	(24,494)	1,676,341		47,498,843
Net income per unit - basic	1.50					1.30
Net income per unit - diluted	1.46					1.24

APF Energy Trust
Pro–Forma Consolidated Statement of Cash Distributions
(Unaudited)
September 30, 2003

	APF Energy Trust Nine Months Ended September 30, 2003 $	Hawk Oil Inc. One Month Ended January 31, 2003 $	Nycan Energy Corp. Four Months Ended April 30, 2003 $	Adjustments (Note 2) $	Combined $
Revenue					
Oil and natural gas	124,842,721	3,065,604	6,423,099		134,331,424
Other operating revenue	1,504,494				1,504,494
Gross overriding and lessor's royalties	(10,380,283)	(10,313)	(640,000)		(11,030,596)
	115,966,932	3,055,291	5,783,099		124,805,322
Expenses					
Operating costs	22,750,631	670,479	979,000		24,400,110
General and administrative expense	5,416,586	1,864,314	815,912		8,096,812
Debt service charges	3,083,978	24,546	100,000	(1,253,425) (ii)	1,955,099
Capital expenditures funded from cash flow	13,459,320		1,790,558		15,249,878
Discretionary debt repayment	-	87,319	1,480,629	(6,867,221) (vii)	(5,299,273)
Site restoration fund contribution	1,449,000				1,449,000
Capital and other taxes	2,096,422			14,777 (v)	2,111,199
	48,255,937	2,646,658	5,166,099	(8,105,869)	47,962,825
Income subject to the Royalty	67,710,995	408,633	617,000	8,105,869	76,842,497
99% of income subject to the Royalty	67,033,886	404,547	610,830	8,024,810	76,074,073
Crown charges – net	(14,380,155)	(404,547)	(610,830)		(15,395,532)
Interest on convertible debentures	(1,136,652)			(2,356,438) (viii)	(3,493,090)
General and administrative costs of the Trust	(625,761)				(625,761)
Cash available to be distributed	50,891,318	–	–	5,668,372	56,559,690
Actual/deemed cash distributed to date	44,964,847	–	–	5,668,372	50,633,219
Cash distribution payable	5,926,471	–	–	–	5,926,471
Actual/deemed cash distribution declared per unit - basic	1.67				1.67
Actual/deemed cash distribution declared per unit - diluted	1.67				1.48

1. Basis of Presentation

The pro–forma consolidated financial statements of APF Energy Trust (the "Trust"), which owns a 99% interest in certain oil and gas royalties, have been prepared by management to give effect to the purchase of Hawk Oil Inc. ("Hawk") and Nycan Energy Corp. ("Nycan"). Hawk and Nycan were involved in oil and gas exploration, development and production in western Canada. The pro–forma consolidated financial statements have been prepared from information derived from the September 30, 2003 unaudited consolidated historical financial statements of the Trust, the one month January 31, 2003 unaudited financial statements of Hawk, the April 30, 2003 unaudited financial statements of Nycan and the assumptions set out in note 2 below.

The Hawk shares were purchased by the Trust through a take–over bid, which closed February 5, 2003. The Nycan shares were purchased by the Trust through a take–over bid, which closed April 28, 2003. The pro–forma consolidated statement of operations gives effect to those transactions as if they occurred January 1, 2002.

The pro–forma consolidated financial statements give effect to the funds raised by the prospectus of the Trust dated March 19, 2003 and the prospectus of the Trust dated June 26, 2003. The pro-forma consolidated financial statements do not give effect to the funds raised by the current offering of Trust Units pursuant to this prospectus.

Accounting policies used in the preparation of the pro–forma financial statements are in accordance with those disclosed in the Trust's audited financial statements as at and for the year ended December 31, 2002. The acquisition of Hawk and Nycan have been accounted for as business acquisitions. In the opinion of management, the pro–forma financial statements include all adjustments necessary for fair presentation.

The pro–forma statements should be read in conjunction with the Trust's consolidated financial statements as at and for the year ended December 31, 2002, the audited financial statements of Hawk as at and for the year ended December 31, 2002 and the audited financial statements of Nycan as at and for the year ended December 31, 2002.

The Trust is an open–ended investment trust under the laws of the Province of Alberta.

The royalty interests (the "Royalty") in producing oil and natural gas properties acquired from APF Energy Inc. and APF Energy Limited Partnership (collectively "APF") effectively transfer 99% of the economic interest in such properties to the Unitholders. The Royalty constitutes a royalty interest in the oil and natural gas properties owned by APF but does not confer ownership in the underlying resource properties. APF is permitted to borrow funds to finance the purchase of additional properties and tangibles, for capital expenditures or for other financial obligations or encumbrances in respect of the properties should the properties not generate sufficient income to repay debt. The Trust is entitled to 99% of the production and incidental revenues from the properties less all costs and expenses in respect of the properties, taxes in respect of the properties, general and administrative costs of APF and the Royalty and debt service charges (including principal repayments). The Trust is required to reimburse APF for Crown royalties and charges in respect of production allocable to the Royalty.

2. Pro–forma adjustments and assumptions

The pro–forma consolidated statements of operations and cash distributions have been prepared as if the proposed transactions took place on January 1, 2002:

(i) the purchase price allocated to the Hawk capital assets and the Nycan capital assets are amortized on a unit of production basis;

(ii) the interest for the change of bank debt related to the purchases after the use of cash from the issue of Trust Units and from the issue of Debentures pursuant to prospectuses, excluding the proceeds from the issue of Trust Units pursuant to this prospectus, has been recorded at 5% per annum with no deemed principal repayments (see note 3);

(iii) current taxes were adjusted to account for income taxes as if the income from the acquisitions subject to the royalty calculation was in effect January 1, 2002. The taxes on the incremental income are assumed to be passed to the Unitholders through the royalty calculation. The future income tax expense has been adjusted to reflect the impact on earnings of the transactions at the maximum statutory rate;

(iv) site restoration in the case of Hawk and Nycan has been reclassed from depletion and amortization;

(v) a 3.6% Saskatchewan surtax is applied to certain properties and capital taxes have been reclassified out of income taxes;

(vi) compensation costs in Nycan arising from the sale of the company have been eliminated;

(vii) the pro–forma consolidated statement of cash distributions assumes that the discretionary debt repayment will be adjusted so that the distributions to Unitholders are not increased on a per unit basis. The distributions to Unitholders on a per unit basis are based on 33,868,078 Trust Units assumed outstanding for the period (38,290,079 diluted);

(viii) 9.40% interest on $50,000,000 of convertible debentures has been recorded and for the dilutive effect of the convertible debentures, net income has been adjusted by the interest accrued on the convertible debentures to calculate basic net income per Trust Unit.

3. Unitholders' equity

The authorized unit capital of the Trust consists of 500,000,000 Trust Units of which 15,583,880 Trust Units were outstanding at December 31, 2001, with additional Trust Units of 3,250,000 issued under the February 1, 2002 prospectus, 3,385,510 Trust Units issued as part of the settlement for the Kinwest and Sellco shares, 3,990,461 Trust Units issued as part of the settlement for the Hawk shares, 1,342,004 Trust Units issued as part of the settlement for the shares of CanScot Resources Ltd., 608,185 Trust Units issued pursuant to the internalization of the management contract and 5,300,000 Trust Units issued under the March 19, 2003 prospectus.

Pursuant to the June 26, 2003 prospectus, the Trust sold 50,000, 9.40% Convertible Unsecured Subordinated Debentures at a price of $1,000 per Debenture. The maturity date is July 31, 2008. The Debentures are convertible at the holder's option into fully paid Trust Units at a conversion price of $11.25 per Trust Unit, being a conversion rate of 88.8889 Trust Units for each $1,000 principal amount of Debentures. The Trust is also authorized to issue an unlimited number of Special Voting Units.

4. Other significant accounting policies

(a) See note 2 to the audited consolidated financial statements of APF Energy Trust for the year ended December 31, 2002, which are incorporated in this prospectus by reference.

(b) Goodwill represents the excess of the purchase price over the fair value of net assets received. Goodwill will be assessed at least annually for impairment and any excess of the book value of goodwill over the implied fair value of goodwill will be the impaired amount.

5. Underwriting Agreement

On January 19, 2004 the Trust, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership and 990009 Alberta Inc. entered into an underwriting agreement with respect to a new issue of Trust Units for aggregate gross proceeds of $55,274,000 before expenses of approximately $300,000 and the underwriters' fee of $2,763,700, which will be used initially for repayment of its indebtedness.

The Trust granted the underwriters an option to purchase an additional 865,000 Trust Units at $11.60 per Trust Unit exercisable until 48 hours prior to the date of closing. The underwriters exercised the option in full on January 23, 2004 increasing the offering from 3,900,000 to 4,765,000 Trust Units. No adjustment was made with respect to the underwriting agreement.

CERTIFICATE OF THE TRUST

Dated: January 27, 2004

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

APF ENERGY TRUST

By: APF ENERGY INC.

(Signed) Martin Hislop
Chief Executive Officer

(Signed) Alan MacDonald
Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Steven Cloutier

(Signed) Donald Engle

CERTIFICATE OF THE UNDERWRITERS

Dated: January 27, 2004

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: *(Signed) Mark Herman*

CIBC WORLD MARKETS INC.

By: *(Signed) T. Timothy Kitchen*

NATIONAL BANK FINANCIAL INC.

By: *(Signed) Robert B. Wonnacott*

BMO NESBITT BURNS INC.

By: *(Signed) Shane C. Fildes*

RBC DOMINION SECURITIES INC.

By: *(Signed) Brian K. Petersen*

CANACCORD CAPITAL CORPORATION

By: *(Signed) Karl B. Staddon*

DUNDEE SECURITIES CORPORATION

By: *(Signed) David P. Styles*

GMP SECURITIES LTD.

By: *(Signed) Sandy L. Edmonstone*

Exemption Order # 82-5166

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. *On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy Inc., au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy Inc., à l'adresse et au numéro de téléphone indiqués ci-dessus.*

Les titres décrits dans le présent prospectus simplifié n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée (la « Loi de 1933 ») ou des lois sur les valeurs mobilières d'un État. Par conséquent, ils ne peuvent être placés ou vendus aux États-Unis ou auprès d'une personne américaine (au sens conféré au terme «* U.S. Person *» dans le règlement S de la Loi de 1933), à moins qu'ils ne soient inscrits en vertu de la Loi de 1933 et des lois sur les valeurs mobilières des États applicables ou qu'une dispense de cette inscription ne puisse être obtenue. Le présent prospectus simplifié ne constitue ni une offre de vente ni une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

Prospectus simplifié

Nouvelle émission **Le 27 janvier 2004**



A P F E N E R G Y T R U S T

55 274 000 $
4 765 000 parts de fiducie
11,60 $ par part de fiducie

APF Energy Trust (la « Fiducie ») assure par les présentes l'admissibilité à des fins de placement (le « placement ») de 4 765 000 parts de fiducie (les « parts de fiducie ») de la Fiducie au prix de 11,60 $ chacune.

Les parts de fiducie en circulation sont inscrites à des fins de négociation à la Bourse de Toronto (la « TSX ») sous le symbole « AY.UN ». La TSX a approuvé l'inscription à sa cote des parts de fiducie qui seront placées conformément au présent prospectus, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription. Le 26 janvier 2004, jour de bourse précédant la date du dépôt du présent prospectus simplifié, le cours de clôture des parts de fiducie s'est établi à 12,32 $ à la TSX. Le prix d'émission des parts de fiducie a été fixé par voie de négociation entre APF Energy Inc. (« APF Energy »), pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son compte et pour le compte de Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP (collectivement, les « preneurs fermes »).

	Prix d'émission	**Rémunération des preneurs fermes**	**Produit net pour la Fiducie[1]**
Par part de fiducie	11,60 $	0,58 $	11,02 $
Total	55 274 000 $	2 763 700 $	52 510 300 $

Note

(1) Sans déduire les frais du présent placement, estimés à 300 000 $, qui seront réglés, ainsi que la rémunération des preneurs fermes, au moyen des fonds de la Fiducie affectés à des fins générales.

De l'avis des conseillers juridiques, les parts de fiducie qui font l'objet des présentes, à la date d'émission, (i) constitueront, compte tenu des réserves et des hypothèses décrites à la rubrique « Considérations fiscales fédérales canadiennes », des placements admissibles en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime de participation différée aux bénéfices et un régime enregistré d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu des lois mentionnées à la rubrique « Admissibilité à des fins de placement ».

Scotia Capitaux Inc. et Financière Banque Nationale Inc., deux des preneurs fermes, sont des filiales directes ou indirectes de banques à charte canadiennes qui sont des prêteurs de APF Energy et envers lesquelles celle-ci est actuellement endettée. Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit à vue renouvelable consentie et, en dernier lieu, aux fins générales de

l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes » et « Emploi du produit ».

Les preneurs fermes offrent conditionnellement les parts de fiducie, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie, leur remise aux preneurs fermes et leur acceptation par ces derniers, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique par Parlee McLaws LLP, pour le compte de la Fiducie, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

Les souscriptions seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture du présent placement aura lieu vers le 4 février 2004, ce qui se situe après la date de clôture des registres applicable à la distribution que la Fiducie doit verser aux porteurs de parts le 16 février 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 mars 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie et elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

TABLE DES MATIÈRES

PRINCIPALES ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les abréviations et termes suivants ont le sens qui leur est attribué ci-après :

GJ	gigajoule (0,95 MBtu)	**Gpi^3**	milliard de pieds cubes
md	millidarcy	**kpi^3/j**	millier de pieds cubes par jour
LGN	liquides de gaz naturel	**Mpi^3/j**	million de pieds cubes par jour
b	baril(s)	**Btu**	unités thermales britanniques
kb	millier de barils	**MBtu**	million d'unités thermales britanniques
b/j	barils par jour		
kbrs	millier de barils en réservoir de stockage	**bep**	barils équivalents de pétrole[(1)]
		kbep	millier de barils équivalents de pétrole
kpi^3	millier de pieds cubes	**bep/j**	barils équivalents de pétrole par jour
Mpi^3	million de pieds cubes	**m**	mètre
		km	kilomètre

(1) Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils à raison de six kpi^3 par baril. Ces facteurs de conversion ne sont pas fondés sur le contenu en énergie ou le prix de celle-ci.

« **APF Partnership** » désigne APF Energy Limited Partnership.

« **CanScot** » désigne CanScot Resources Ltd.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances.

« **débentures à 9,40 %** » désigne les débentures subordonnées non garanties convertibles de la Fiducie émises dans le cadre de l'appel public à l'épargne réalisé le 3 juillet 2003 comportant l'émission de débentures d'une valeur de 50 M$ échéant le 31 juillet 2008. Voir « Structure du capital consolidé de la Fiducie ».

« **Hawk** » désigne Hawk Oil Inc.

« **Kinwest** » désigne Kinwest Resources Inc.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada).

« **Nycan** » désigne Nycan Energy Corp.

« **obligation différée de versement du prix d'achat** » désigne l'obligation permanente de la Fiducie de verser à APF Energy et à APF Partnership, selon le cas, dans la mesure où elle dispose des fonds nécessaires à cet égard, le montant du prix d'achat rajusté des avoirs miniers canadiens supplémentaires acquis par APF Energy et par APF Partnership et de certaines dépenses en immobilisations désignées, en contrepartie d'une partie de la redevance octroyée à la Fiducie par celles-ci.

« **parts de fiducie** » désigne les parts de fiducie de la Fiducie.

« **placement** » désigne le placement de 4 765 000 parts de fiducie au prix de 11,60 $ chacune, qui est fait conformément au présent prospectus simplifié.

« **porteur de parts** » désigne un porteur de parts de fiducie de la Fiducie.

« **propriétés de Sellco** » désigne les propriétés pétrolifères et gazéifères acquises par APF Energy le 30 mai 2002 au moment de l'acquisition de la totalité des actions de Sellco, coentrepreneur de Kinwest.

« **rapport sur les réserves de APF** » désigne le rapport daté du 10 février 2003, dressé par Gilbert Laustsen Jung Associates Ltd. (« GLJ »), consultants en pétrole indépendants, qui évalue, en date du 1er janvier 2003, 92 % des réserves établies de APF Energy et de APF Partnership en utilisant les prix au 1er janvier 2003 et comprend la mise à jour mécanographique par GLJ, au 1er janvier 2003, des autres 8 % des réserves établies de APF Energy, soit la propriété Paddle River, d'après les estimations que APF Energy a fournies à GLJ en date de juillet 2002.

« **rapport sur les réserves de Hawk** » désigne le rapport de GLJ daté du 30 octobre 2002 qui évalue, en date du 1er octobre 2002, les propriétés pétrolifères et gazéifères de Hawk, mis à jour mécanographiquement au 1er janvier 2003.

« **rapport sur les réserves de Nycan** » désigne le rapport de Ashton Jenkins Mann Associates Ltd. (« AJM »), consultants en pétrole indépendants, daté du 14 novembre 2002, qui évalue, en date du 1er octobre 2002, les propriétés pétrolifères et gazéifères de Nycan.

« **redevance** » désigne le droit que possède la Fiducie de toucher 99 % des revenus de production provenant des propriétés pétrolifères et gazéifères de APF Energy et de APF Partnership, déduction faite des frais de production, des frais liés au service de la dette, des frais de gestion et des frais généraux et administratifs.

« **Sellco** » désigne 987687 Alberta Ltd.

Sauf indication contraire, toutes les sommes indiquées dans les présentes sont exprimées en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

Des documents d'information déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada sont intégrés par renvoi au présent prospectus simplifié. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de APF Energy, au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4, au numéro de téléphone (403) 294-1000. Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire général de APF Energy, à l'adresse et au numéro de téléphone indiqués ci-dessus.

Les documents suivants de la Fiducie, de Hawk et de Nycan, qui ont été déposés auprès des commissions des valeurs mobilières ou autorités similaires au Canada, sont expressément intégrés par renvoi au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement de la Fiducie datée du 15 mai 2003, y compris l'analyse par la direction de la situation financière et des résultats d'exploitation pour l'exercice terminé le 31 décembre 2002 qui y est intégrée par renvoi (la « notice annuelle »);

b) les rubriques intitulées « Renseignements portant sur Nycan », « États financiers intermédiaires de Kinwest Resources Inc. », « États financiers intermédiaires de Sellco », « Résultats vérifiés pour les propriétés de Sellco » et « États financiers de Kinwest » du prospectus de la Fiducie daté du 19 mars 2003;

c) la circulaire d'information de la Fiducie datée du 12 mai 2003 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 11 juin 2003 (la « circulaire »), à l'exclusion des rubriques « Graphique sur le rendement » et « Régie d'entreprise » (qui sont réputées ne pas être intégrées aux présentes par renvoi);

d) les états financiers consolidés intermédiaires non vérifiés de la Fiducie pour les périodes de neuf mois terminées les 30 septembre 2003 et 2002, qui figurent dans le rapport intermédiaire de la période de neuf mois terminée le 30 septembre 2003 de la Fiducie;

e) l'analyse par la direction des périodes de neuf mois terminées les 30 septembre 2003 et 2002, qui figure dans le rapport intermédiaire de la période de neuf mois terminée le 30 septembre 2003 de la Fiducie;

f) les états financiers consolidés vérifiés de la Fiducie et les notes complémentaires pour les exercices terminés les 31 décembre 2002 et 2001, ainsi que le rapport des vérificateurs y afférent, qui figurent dans le rapport annuel 2002 de la Fiducie;

g) les états financiers comparatifs vérifiés de Hawk pour les exercices terminés les 31 décembre 2002 et 2001 ainsi que le rapport des vérificateurs y afférent;

h) les états financiers consolidés comparatifs vérifiés de Nycan pour les exercices terminés les 31 décembre 2002 et 2001 ainsi que le rapport des vérificateurs y afférent;

i) les états financiers consolidés comparatifs non vérifiés de Nycan pour les trimestres terminés les 31 mars 2003 et 2002;

j) l'avis de changement important de la Fiducie daté du 5 février 2003 ayant trait à la réalisation de l'acquisition de Hawk;

k) l'avis de changement important de la Fiducie daté du 19 mars 2003 ayant trait à la convention préalable à l'offre conclue entre APF Energy et Nycan;

l) l'avis de changement important de la Fiducie daté du 2 avril 2003 ayant trait à la nouvelle émission de 5 300 000 parts de fiducie;

m) l'avis de changement important de la Fiducie daté du 28 avril 2003 ayant trait au renouvellement du régime de droits pour la protection des porteurs de parts de la Fiducie;

n) l'avis de changement important de la Fiducie daté du 29 avril 2003 ayant trait à la réalisation de l'acquisition de Nycan;

o) l'avis de changement important de la Fiducie daté du 13 juin 2003 ayant trait à l'acquisition projetée de propriétés pétrolifères et gazéifères et à la signature d'une convention avec certains preneurs fermes relativement à un placement de débentures à 9,40 %;

p) l'avis de changement important de la Fiducie daté du 8 juillet 2003 ayant trait à la clôture du placement de débentures à 9,40 % d'une valeur de 50 M$;

q) l'avis de changement important de la Fiducie daté du 11 août 2003 ayant trait à l'offre d'acquisition de la totalité des actions ordinaires de CanScot;

r) l'avis de changement important de la Fiducie daté du 26 septembre 2003 ayant trait à l'acquisition de la totalité des actions ordinaires de CanScot;

s) l'avis de changement important de la Fiducie daté du 21 janvier 2004 ayant trait au présent placement.

Les documents du même type que ceux qui sont mentionnés dans les alinéas précédents ainsi que les états financiers intermédiaires et les avis de changement important (à l'exclusion des avis de changement important confidentiels et des prospectus) déposés par la Fiducie auprès d'une commission des valeurs mobilières ou d'une autorité similaire entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie du présent prospectus simplifié ou d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié ou dans des documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Tous les énoncés, autres que les énoncés de faits historiques, qui sont faits dans le présent prospectus simplifié ou dans des documents qui y sont intégrés par renvoi qui traitent d'activités ou de faits dont nous prévoyons qu'ils pourraient se réaliser ou se réaliseront sont des énoncés prospectifs, qui portent sur des éléments tels que les suivants :

- les caractéristiques de rendement des propriétés qui appartiennent déjà à APF Energy et à APF Partnership et des propriétés que celles-ci pourraient acquérir;
- les quantités de réserves de pétrole et de gaz naturel et la valeur actualisée de ces réserves;
- le montant et la nature des dépenses en immobilisations;
- les projets de forage de puits;
- le prix du pétrole et du gaz naturel produits et l'incidence de la fluctuation des prix sur les rentrées de fonds, compte tenu des opérations de couverture;
- le calendrier et le taux de production futurs;
- les frais d'exploitation et autres frais;
- les attentes en ce qui a trait à la capacité de réunir des capitaux et d'accroître continuellement des réserves au moyen d'acquisitions et de travaux de mise en valeur;
- l'objectif de verser des distributions en espèces mensuelles constantes;
- les stratégies d'affaires et les programmes de la direction;
- l'acquisition et la mise en valeur de zones d'intérêt.

Ces énoncés prospectifs mettent en cause des risques, des incertitudes et d'autres facteurs, dont un grand nombre sont indépendants de notre volonté, notamment les suivants :

- l'incidence de la conjoncture économique générale, particulièrement au Canada et aux États-Unis;
- la situation du secteur, y compris la fluctuation du prix du pétrole et du gaz naturel, les redevances payables sur notre production pétrolière et gazière et l'évolution de la réglementation gouvernementale régissant le secteur du pétrole et du gaz naturel, y compris en matière d'environnement;
- l'incertitude des estimations des réserves pétrolifères et gazéifères;
- l'incidence de la concurrence, ainsi que la disponibilité et le coût du matériel sismique, de forage et autre;
- les dangers liés à l'exploitation et les autres difficultés inhérentes à l'exploration, à la production et à la vente de pétrole et de gaz naturel;
- la fluctuation des cours du change ou des taux d'intérêt et la volatilité du marché boursier;
- le moment de l'intégration des activités et de l'exploitation des sociétés et des éléments d'actif acquis, y compris Hawk, Nycan et CanScot, et la réussite de ce processus.

Ces facteurs ne devraient pas être considérés comme exhaustifs. Certains événements ou circonstances pourraient faire en sorte que nos résultats réels diffèrent considérablement des résultats estimés ou projetés qui sont exprimés ou suggérés par ces énoncés prospectifs. Ni la Fiducie ni les preneurs fermes ne sont tenus de mettre à jour ces énoncés prospectifs après la date du présent prospectus simplifié afin de tenir compte des résultats réels ou des changements dans les attentes de la Fiducie. Veuillez également lire attentivement la rubrique « Facteurs de risque » du présent prospectus simplifié.

APF ENERGY TRUST

Renseignements généraux

La Fiducie est une société d'investissement à capital variable établie en vertu des lois de l'Alberta le 10 octobre 1996 et régie par un acte de fiducie modifié et mis à jour daté du 3 janvier 2003 (l'« acte de fiducie »). Société de fiducie Computershare du

Canada a été nommée fiduciaire. Le bureau principal et siège social de la Fiducie est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

L'actif principal de la Fiducie est la redevance octroyée par APF Energy et APF Partnership sur les propriétés pétrolifères et gazéifères appartenant à chacune d'entre elles. La redevance est constituée d'un droit sur 99 % du revenu de redevances réalisé par APF Energy et APF Partnership, déduction faite de certains coûts, dépenses et déductions.

L'objectif de la Fiducie est de fournir aux porteurs de parts des distributions en espèces élevées et stables en remplaçant et en accroissant constamment les réserves que détiennent APF Energy et les autres entreprises qui lui versent une redevance, au moyen d'acquisitions, de forages et de projets d'optimisation.

APF ENERGY INC.

APF Energy a été constituée en vertu de la *Business Corporations Act* (Alberta) le 8 décembre 1995 sous la dénomination 677633 Alberta Inc. Au moyen de clauses modificatrices qui ont été déposées le 8 mai 1996, APF Energy a adopté la dénomination APF Energy Inc. Avec prise d'effet le 3 janvier 2003, APF Energy est devenue une filiale en propriété exclusive de la Fiducie et a fusionné avec APF Energy Management Inc. et 1014621 Alberta Ltd. Avec prise d'effet le 7 février 2003, APF Energy a fusionné avec Hawk. Avec prise d'effet le 1er mai 2003, APF Energy a fusionné avec Nycan. Avec prise d'effet le 1er octobre 2003, APF Energy a fusionné avec CanScot et sa filiale en propriété exclusive, Jubilee Resources Inc. Voir « Faits nouveaux ». Le siège social de APF Energy est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4 et son bureau principal est situé au 150, 6th Avenue S.W., bureau 3400, Calgary (Alberta) T2P 3Y7.

APF Energy a été constituée et organisée dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. APF Energy compte 68 employés et retient les services d'exploitants contractuels à l'égard de plusieurs de ses propriétés pétrolifères et gazéifères. APF Energy fournit des services de gestion et d'administration à la Fiducie, à APF Acquisition Trust et à APF Partnership.

APF ACQUISITION TRUST

APF Acquisition Trust est une fiducie commerciale à capital variable sans personnalité morale. APF Acquisition Trust a été établie conformément à la convention de fiducie datée du 30 mai 2002. APF Energy Trust est la propriétaire exclusive de cette fiducie. L'actif de APF Acquisition Trust est constitué d'une participation de 99 % dans la société en commandite APF Partnership. Son siège social et établissement principal se situe au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF ENERGY LIMITED PARTNERSHIP

APF Partnership est une société en commandite qui a été établie dans la province d'Alberta. Elle est régie par un contrat de société en commandite modifié et mis à jour daté du 30 mai 2002. 990009 Alberta Inc., qui a une participation de 1 % dans la société, en est le commandité et APF Acquisition Trust, qui a une participation de 99 % dans la société, en est, par l'intermédiaire de son fiduciaire, le commanditaire. APF Partnership a été établie dans le but d'acquérir, de mettre en valeur, d'exploiter et d'aliéner des propriétés pétrolifères et gazéifères et d'octroyer la redevance à la Fiducie. Le siège social et établissement principal de APF Partnership est situé au 144, 4th Avenue S.W., bureau 2100, Calgary (Alberta) T2P 3N4.

APF Partnership a conclu une convention de redevance datée du 30 mai 2002 aux termes de laquelle elle a octroyé à la Fiducie une redevance sur ses propriétés pétrolifères et gazéifères, en échange de quoi la Fiducie a convenu de régler l'obligation différée de versement du prix d'achat.

LIENS INTERSOCIÉTÉS

Le diagramme suivant décrit la manière dont les rentrées de fonds provenant des propriétés pétrolifères et gazéifères sont transmises à la Fiducie, puis aux porteurs de parts. Il y a lieu de se reporter aux rubriques pertinentes du présent prospectus simplifié pour obtenir une description complète de la structure de la Fiducie.


Porteurs de parts(1)
Distributions en espèces
100 %
APF Energy Trust(2)
100 %
990009 Alberta Inc.
(Commandité)
APF Acquisition Trust
Rentrées de fonds sous forme de redevances
100 %
Rentrées de fonds sous forme de redevances
Commanditaire (99 %)
Commandité
1 %
APF Energy Limited Partnership
APF Energy Inc.
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
100 %
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Éléments d'actif pétroliers et gaziers en vue d'obtenir des rentrées de fonds
Partie des rentrées de fonds retenues en vue de financer ce qui suit :
- Fonds de remise en état
- Sommes relatives à l'obligation différée de versement du prix d'achat
- Placements raisonnables
Tika Energy Inc.
- Fonds de remise en état

Notes

(1) Les porteurs de parts sont propriétaires exclusifs du capital de la Fiducie.

(2) La Fiducie a également en circulation des débentures à 9,40 % d'une valeur de 50 M$ échéant le 31 juillet 2008.

FAITS NOUVEAUX

Acquisition de CanScot

En septembre 2003, APF Energy a acquis la totalité des actions ordinaires de CanScot en contrepartie d'environ 36,1 M$. La contrepartie a été payée au moyen de l'émission de 1 342 004 parts de fiducie et du versement d'une somme de 19,7 M$ en espèces. APF Energy a également pris en charge une dette de 6,1 M$. L'opération visait un groupe cible de propriétés comportant des intérêts économiques directs élevés ainsi que des réserves conventionnelles de longue durée et des réserves de méthane de gisements houillers en Alberta et au Wyoming et a ajouté à la production environ 800 bep/j, dont 81 % provient du gaz naturel. De cette production, environ 80 % était composé de gaz conventionnel et 20 %, de méthane de gisements houillers du Wyoming. Des terrains inexploités d'environ 45 800 acres nets ont été également acquis dans le cadre de l'acquisition. On considère qu'une grande partie de ces terrains ont le potentiel de produire du méthane de gisements houillers.

CanScot exerçait ses activités aux États-Unis par l'entremise de sa filiale en propriété exclusive, Tika Energy Inc. (« Tika »), société du Wyoming. Depuis la fusion de APF Energy et de CanScot, le 1er octobre 2003, Tika est une filiale en propriété exclusive américaine de APF Energy.

Appel public à l'épargne visant les débentures à 9,40 %

Le 3 juillet 2003, la Fiducie a réalisé un appel public à l'épargne visant les débentures à 9,40 % en contrepartie d'un produit brut de 50 M$. Au 16 janvier 2004, des débentures à 9,40 % d'un capital de 1 215 000 $ ont été converties. Pour obtenir une description des modalités des débentures à 9,40 %, se reporter à la note 2 du tableau figurant à la rubrique « Structure du capital consolidé de la Fiducie ».

Acquisition de Nycan

En avril 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Nycan moyennant un prix d'achat d'environ 34,4 M$. APF Energy a également pris en charge une tranche d'environ 8,9 M$ de la dette de Nycan. L'acquisition a ajouté à la production environ 1 400 bep/j, soit 6,4 Mpi^3/j de gaz naturel et 327 b/j de pétrole et de LGN. Pour obtenir de plus amples renseignements sur Nycan, se reporter à la rubrique « Renseignements portant sur Nycan » du prospectus de la Fiducie daté du 19 mars 2003, qui est intégrée aux présentes par renvoi, et à la rubrique « Incidence des acquisitions importantes sur la Fiducie et APF Energy – Renseignements choisis sur l'exploitation » ci-après.

Placement de parts de fiducie

Le 2 avril 2003, la Fiducie a réalisé un appel public à l'épargne visant 5 300 000 parts de fiducie au prix de 10,40 $ chacune en contrepartie d'un produit brut de 55,12 M$.

Acquisition de Hawk

En février 2003, APF Energy a acquis la totalité des actions ordinaires émises et en circulation de Hawk en contrepartie d'une somme en espèces d'environ 2,9 M$ et de l'émission de 3 990 461 parts de fiducie. APF a également pris en charge une tranche d'environ 7,9 M$ de la dette de Hawk. L'acquisition a ajouté à la production environ 2 700 bep/j, soit 9,3 Mpi^3/j de gaz naturel et 1 150 b/j de pétrole et de LGN. Pour obtenir de plus amples renseignements sur Hawk, se reporter à la rubrique « Événements importants annoncés avant la fin de l'exercice – Acquisition de Hawk Oil Inc. » de la notice annuelle de renouvellement de la Fiducie datée du 15 mai 2003, qui est intégrée aux présentes par renvoi.

Acquisition de l'actif Swan Hills

Le 17 juin 2003, APF Energy a annoncé qu'elle avait conclu une convention en vue de l'acquisition d'une participation de 17 % dans la concession n° 1 de Swan Hills et de certains droits d'exploitation non concertée en contrepartie d'une somme en espèces de 91,75 M$. Cet actif était grevé de droits de premier refus, qui ont été exercés quant à environ 85 % de l'actif. Par conséquent, la valeur de l'acquisition, dont la clôture a eu lieu le 30 juillet 2003, a été revue à la baisse pour s'établir à 15,9 M$. L'acquisition a ajouté à la production environ 380 bep/j, dont 89 % provient du pétrole léger.

Acquisition de l'actif Countess

Le 29 mai 2003, APF Energy a réalisé l'acquisition d'une production de gaz et de droits en profondeur dans sa zone principale Countess, située dans le sud-est de l'Alberta, moyennant 7,0 M$.

L'actif Countess chevauche les terrains existants de APF Energy dans la partie nord du champ et, au moment de l'acquisition, produisait 1,2 Mpi^3/j de gaz provenant principalement des formations Mannville et Basal Colorado. La production quotidienne existante de APF Energy dans la zone Countess s'établit à environ 9,3 Mpi^3 de gaz provenant des zones peu profondes Medicine Hat et Milk River. L'acquisition de ces droits en profondeur (à raison d'un intérêt économique direct moyen de 73 %, dont la majeure partie à titre d'exploitante) permet à APF Energy d'accroître ses zones d'intérêt en vue du forage de développement.

Modification des facilités de crédit

APF Energy a conclu une convention de crédit datée du 19 juillet 2001, modifiée en date du 31 juillet 2001, du 13 mars 2002, du 30 mai 2002, du 31 décembre 2002, du 5 février 2003 et du 26 septembre 2003, avec un consortium d'institutions financières résidentes du Canada. Le montant des avances pouvant être consenties aux termes de la facilité de crédit totalise 150 M$, composés d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en prêt à terme d'un an au choix de APF Energy. Au moment d'une telle conversion, la tranche inutilisée de la facilité, le cas échéant, sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : (i) prêts en dollars canadiens en multiples de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable allant de 0,125 % à 1,625 %; (ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ et de multiples de 100 000 $ par la suite, assorties de frais établis en fonction de la marge applicable allant de 1,125 % à 2,0 %; (iii) prêts en dollars américains d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au taux de base américain, plus la marge applicable allant de 0,125 % à 1,625 %; (iv) prêts au TIOL d'un capital minimal de 500 000 $ US et de multiples de 100 000 $ US par la suite portant intérêt au TIOL, plus la marge applicable allant de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'une durée maximale de 12 mois d'un montant correspondant au moins à 500 000 $, assorties de frais allant de 1,125 % à 2,0 %. La « marge applicable » est fondée sur une échelle mobile liée au ratio entre la dette et les rentrées de fonds de APF Energy. Le montant qui peut être prélevé sur la facilité de crédit est limité à la base d'emprunt établie par les prêteurs. La facilité de crédit est garantie par une débenture à vue d'un capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolifères et gazéifères de APF Energy, conformément aux exigences des prêteurs, et d'une charge flottante grevant tous les autres biens de APF Energy, ainsi que par une cession générale des créances de APF Energy inscrites dans toutes les provinces où celle-ci exerce des activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, du commandité de celle-ci, de la Fiducie et de APF Acquisition Trust, par une débenture à vue d'un capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et du commandité de celle-ci et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes que APF Energy et APF Partnership doivent à la Fiducie et à APF Acquisition Trust (y compris la redevance) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit. Voir « Liens entre les prêteurs de APF Energy et certains des preneurs fermes ».

Régime de réinvestissement des distributions

Le 20 novembre 2003, la Fiducie a annoncé qu'elle avait adopté un régime d'octroi de distributions primes, de réinvestissement des distributions et d'achat de parts facultatif (le « régime de réinvestissement »), qui s'appliquent aux distributions mensuelles payables à compter du 15 décembre 2003.

Le régime de réinvestissement permet aux porteurs de parts admissibles de demander que leurs distributions en espèces mensuelles soient réinvesties dans des parts de fiducie supplémentaires dont le prix s'établit à 95 % du cours moyen (au sens donné à ce terme dans le régime de réinvestissement) à la date de distribution applicable. Il comporte une option permettant aux porteurs de parts admissibles qui participent au volet primes de demander que ces parts de fiducie supplémentaires soient remises à un courtier désigné en échange d'une distribution prime en espèces correspondant à 102 % de la distribution en espèces à laquelle ils auraient eu droit à la date de distribution applicable. Le régime de réinvestissement permet aussi aux porteurs de parts qui participent au volet réinvestissement des distributions ou au volet primes d'acheter des parts de fiducie supplémentaires nouvellement émises contre espèces à un prix d'achat correspondant au cours moyen des parts de fiducie (sans escompte) en tranches minimales de 1 000 $ par versement et jusqu'à concurrence d'un montant global de 100 000 $ par porteur de parts au cours de tout mois civil, le tout sous réserve d'une limite annuelle globale de 2 % des parts de fiducie en circulation.

Nomination d'un administrateur et d'un membre de la direction

Le 11 juin 2003, Robert MacDonald a été nommé au conseil de APF Energy par les porteurs de parts. M. MacDonald est directeur, Services aux entreprises de Marchés mondiaux CIBC, succursale d'une banque à charte canadienne, depuis octobre 1998. De mars 1998 à octobre 1998, il a été directeur général de Koch Capital, division de courtage d'une société d'énergie fermée située aux États-Unis. De 1993 à mars 1998, M. MacDonald a été vice-président, Groupe pétrolier et gazier de la CIBC. Auparavant, pendant 17 ans, il a occupé divers postes dans le secteur des services financiers.

Le 1er octobre 2003, Daniel K. Allan a été nommé vice-président, Division du méthane de gisements houillers de APF Energy. M. Allan est géologue professionnel inscrit en Alberta et au Wyoming et compte plus de 28 ans d'expérience dans le secteur pétrolier et gazier. M. Allan a débuté sa carrière chez Texaco Exploration, passant six ans dans l'Ouest canadien. En 1981, il s'est joint à Dome Petroleum, à Denver, au Colorado et a passé les 14 années suivantes aux États-Unis. En 1994, il s'est joint à MAXX Petroleum en tant que directeur de l'exploration et, en 1997, a fondé CanScot Resources Ltd., dont il a été vice-président et chef de la direction. Plus récemment, M. Allan a travaillé dans le secteur de l'exploration et de la mise en valeur du méthane de gisements houillers au Canada et aux États-Unis.

Comités du conseil

En date du 12 novembre 2003, on a reconstitué le comité de vérification de APF Energy; tous les administrateurs indépendants de APF Energy ont été nommés membres du comité et M. Martin Hislop a démissionné. En outre, le comité de vérification et le comité des réserves de APF Energy ont été fusionnés.

Présentation des réserves aux termes de la norme canadienne 51-101

La Fiducie sera assujettie à la norme canadienne 51-101 (la « norme 51-101 »), qui a été mise en œuvre en septembre 2003. Cette norme exige que les documents d'information déposés se conforment aux nouvelles exigences en 2004 et donnent l'information à la fin de l'exercice de la Fiducie qui se termine le 31 décembre 2003. La norme 51-101 prescrit des normes de préparation et de présentation des réserves pétrolières et gazières et des estimations connexes, exige que certaines de ces estimations et d'autres renseignements relatifs aux activités pétrolières et gazières soient publiés et déposés chaque année et définit certaines responsabilités des administrateurs des sociétés par actions. Plus particulièrement, les définitions des réserves prouvées et des réserves probables prévoient des degrés de certitude de 90 % pour les réserves prouvées et de 50 % pour les réserves prouvées et probables. En outre, les évaluateurs sont désormais tenus de respecter les exigences de la norme 51-101. Le rapport sur les réserves de APF, le rapport sur les réserves de Hawk et le rapport sur les réserves de Nycan (les « rapports techniques ») ont été dressés conformément à l'instruction générale C-2B (l'« instruction C-2B »). GLJ et AJM ont informé la Fiducie que, à leur avis, si elles avaient évalué les réserves dans leurs rapports en date du 1er janvier 2003 et du 1er octobre 2002, respectivement, en se servant des définitions énoncées dans la norme 51-101, les « réserves prouvées » et les « réserves prouvées et probables » ne seraient pas sensiblement différentes des « réserves prouvées » et des « réserves prouvées et probables à 50 % » qui figurent dans les rapports techniques dressés conformément à l'instruction C-2B.

INCIDENCE DES ACQUISITIONS IMPORTANTES SUR LA FIDUCIE ET APF ENERGY

Principales informations financières historiques et pro forma

Le tableau qui suit contient certaines informations financières sur la Fiducie, APF Energy et APF Partnership, Kinwest et les propriétés Sellco, Hawk, Nycan, ainsi que des informations financières consolidées pro forma de la Fiducie, compte tenu de l'acquisition de Kinwest, de Sellco, de Hawk et de Nycan, et de certains autres ajustements. **Les informations qui suivent doivent être lues avec les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de la Fiducie de l'exercice terminé le 31 décembre 2002 et de la période de neuf mois terminée le 30 septembre 2003 présentés sous les rubriques « États financiers consolidés pro forma de l'exercice terminé le 31 décembre 2002 » et « États financiers consolidés pro forma de la période de neuf mois terminée le 30 septembre 2003 » (collectivement les « états financiers consolidés pro forma non vérifiés »).**

(en milliers de dollars)	Exercice terminé le 31 décembre 2002 La Fiducie [1]	Kinwest et les propriétés Sellco [2] (non vérifié)	Hawk [1]	Nycan [1]	Chiffres consolidés pro forma (non vérifié)
Vente de pétrole et de gaz naturel (déduction faite des redevances)	73 637	8 204	16 421	9 682	107 945
Charges d'exploitation	19 748	1 959	4 572	2 953	29 232
Bénéfice avant impôts et part des actionnaires sans contrôle de l'exercice	4 635	2 254	6 227	2 227	14 065

(en milliers de dollars)	Période de neuf mois terminée le 30 septembre 2003 La Fiducie (non vérifié)	Hawk (non vérifié) [3]	Nycan (non vérifié) [4]	Chiffres consolidés pro forma (non vérifié)
Vente de pétrole et de gaz naturel (déduction faite des redevances)	99 937	2 647	5 166	107 750
Charges d'exploitation	22 751	670	979	24 400
Bénéfice (perte) avant impôts de la période	31 343	(356)	19	33 738

Se reporter aux notes afférentes aux états financiers consolidés pro forma non vérifiés pour prendre connaissance des ajustements.

Notes

(1) Les informations financières sont tirées des états financiers vérifiés.
(2) Les informations financières sur Kinwest et Sellco concernent la période de cinq mois terminée le 30 mai 2002.
(3) Les informations financières sur Hawk concernent la période de un mois terminée le 31 janvier 2003.
(4) Les informations financières sur Nycan concernent la période de quatre mois terminée le 30 avril 2003.

Les informations financières pro forma ne comprennent pas les acquisitions qui ne sont pas réputées être des acquisitions importantes.

Renseignements choisis sur l'exploitation

Le tableau suivant présente certains renseignements sur l'exploitation de la Fiducie, de APF Energy et de APF Partnership, de Kinwest, des propriétés de Sellco, de Hawk et de Nycan.

	APF Energy/ APF Partnership[1][2][5]	Kinwest/ Sellco[2][3][5]	Hawk[1][6]	Nycan[4][5][6][7]
Réserves prouvées[1][2]				
(compte non tenu des redevances)				
Pétrole brut et LGN (kb)	21 078			722
Gaz naturel (Mpi^3)	70 295			21 813
Réserves établies[1][2]				
(compte non tenu des redevances)				
Pétrole brut et LGN (kb)	25 169			971
Gaz naturel (Mpi^3)	81 742			26 404

	APF Energy/ APF Partnership(1)(2)(5)	Kinwest/ Sellco(2)(3)(5)	Hawk(1)(6)	Nycan(4)(5)(6)(7)
Valeur actualisée des réserves (en milliers de dollars)(1)(2)				
(selon l'hypothèse de la hausse des prix, actualisée à 10 %)				
Réserves prouvées	284 212			43 391
Réserves établies	320 417			51 364
Production				
(compte non tenu des redevances, exercice terminé le 31 décembre 2002)(3)				
Pétrole brut et LGN (b/j)	5 451	1 598	800	252
Gaz naturel (kpi³/j)	18 488	1 578	7 670	5 966
Équivalents de pétrole (bep/j à 6 kpi³/bep)	8 532	1 861	2 078	1 246
Production				
(compte non tenu des redevances, période de neuf mois terminée le 30 septembre 2003)(7)				
Pétrole brut et LGN (b/j)	6 781		999	344
Gaz naturel (kpi³/j)	32 744		8 975	5 512
Équivalents de pétrole (bep/j à 6 kpi³/bep)	12 238		2 495	1 263
Terrains inexploités				
(acres nets)(2)(5)	221 989			57 991

Notes

(1) Les renseignements sur la valeur et les volumes des réserves prouvées et probables sont fondés sur le rapport sur les réserves de APF en ce qui a trait aux réserves de APF Energy et de APF Partnership et le rapport sur les réserves de Hawk en date du 1er janvier 2003.

(2) La valeur et les volumes des réserves ainsi que les terrains inexploités de APF Energy comprennent la valeur et les volumes des réserves prouvées et probables ainsi que les terrains inexploités de Kinwest et des propriétés de Sellco, de Paddle River et de Hawk.

(3) Les données relatives à la production de Kinwest/Sellco visent la période de cinq mois terminée le 30 mai 2002.

(4) La valeur et les volumes des réserves prouvées et probables sont fondés sur le rapport sur les réserves de Nycan en date du 1er octobre 2002. Dans le rapport sur les réserves de Nycan, les frais d'exploitation relatifs aux baux des puis et les frais de traitement ont été divisés en trois catégories : fixes annuels, fixes par puits mensuels et variables. Les frais d'exploitations fixes annuels comprennent le coût des baux, les impôts fonciers et les frais généraux et ils ont été considérés comme constants pendant la durée du projet. Les frais fixes par puits mensuels se composent du solde des frais d'exploitation des puits connexes. Ces frais ont été réduits au fil du temps en supposant que l'exploitation de la propriété bénéficierait de l'efficacité acquise par l'exploitant et d'une meilleure exploitation du gisement. Les frais d'exploitation variables se composent des frais qui sont directement liés au taux de production des puits.

(5) Les réserves sont présentées au 31 décembre 2002 en ce qui a trait à APF Energy et au 1er octobre 2002 en ce qui a trait à Nycan.

(6) Les renseignements sur la production de Hawk ne se rapportent qu'au mois terminé le 31 janvier 2003. Les renseignements sur la production de Nycan se rapportent à la période de quatre mois terminée le 30 avril 2003.

(7) Pour l'exercice terminé le 31 décembre 2002, la production attribuable à l'intérêt économique direct de Nycan s'est établie à 91 980 b de pétrole et de LGN et à 2 177 500 kpi³ de gaz naturel, soit une production totale de 454 900 bep.

ENGAGEMENTS FUTURS DE APF ENERGY

APF Energy a conclu les instruments dérivés suivants :

Pétrole brut

Année	Période	Type de contrat	Quantité quotidienne moyenne (b)	Prix couvert moyen ($ US/b)
2004	Premier trimestre	Swap	3 167	29,63
2004	Deuxième trimestre	Swap	2 500	30,77
2004	Troisième trimestre	Swap	2 167	29,58
2004	Quatrième trimestre	Swap	667	29,83

Gaz naturel (couvertures en $ CA)

Année	Période	Type de contrat	Quantité quotidienne moyenne (GJ)	Prix couvert moyen ($ CA/GJ)
2004	Premier trimestre	Swap	10 000	7,19
2004	Deuxième trimestre	Swap	5 333	5,81
2004	Troisième trimestre	Swap	5 000	5,80
2004	Quatrième trimestre	Swap	1 667	5,80

Gaz naturel (couvertures en $ US)

Année	Période	Type de contrat	Quantité quotidienne moyenne (MBtu)	Prix couvert moyen (US$/MBtu)
2004	Premier trimestre	Swap	2 000	7,00

Taux d'intérêt

Période	Montant	Taux de swap
Du 28 février 2003 au 28 février 2005	20 000 000 $	3,67 % plus la commission d'acceptation applicable
Du 7 mai 2003 au 9 mai 2005	20 000 000 $	3,75 % plus la commission d'acceptation applicable
Du 7 nov. 2003 au 7 nov. 2005	20 000 000 $	3,58 % plus la commission d'acceptation applicable
Total	60 000 000 $	3,67 % plus la commission d'acceptation applicable

Opération de change

Période	Taux fixe	Montant (en $ US)	Prix moyen
Année civile 2004	1,3333	10 000 000	La moyenne arithmétique des cours à midi établis par la Banque du Canada comme taux de conversion quotidiens du dollar canadien par rapport au dollar américain, à compter du 2 janvier 2004 jusqu'au 30 décembre 2004.

DESCRIPTION DES PARTS DE FIDUCIE

Parts de fiducie et parts spéciales à droit de vote

La Fiducie est autorisée à émettre jusqu'à 500 millions de parts de fiducie. Les parts de fiducie représentent des participations véritables indivises égales dans la Fiducie. Toutes les parts de fiducie donnent droit à une part égale des distributions de la Fiducie et comportent des droits de vote égaux aux assemblées des porteurs de parts. La Fiducie est également autorisée à émettre un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote ») conférant à leurs porteurs (les « porteurs de parts spéciales »), aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de APF Energy dans la résolution autorisant l'émission des parts spéciales à droit de vote. Les parts spéciales à droit de vote ne confèrent aucun autre droit aux porteurs de parts spéciales. Aucune part spéciale à droit de vote n'a été émise.

Les parts de fiducie et les parts spéciales à droit de vote, y compris les droits, les bons de souscription et les autres titres permettant d'acheter des parts de fiducie ou des parts spéciales à droit de vote, convertibles en de telles parts ou échangeables contre de telles parts, peuvent être émises selon les modalités et aux moments que APF Energy établit. Les parts de fiducie doivent être entièrement libérées à l'émission et les porteurs de parts ne peuvent être par la suite obligés de répondre à un appel de versement de la Fiducie à leur égard. Les parts de fiducie peuvent être émises à titre de contrepartie payable en versements si elles sont représentées par des reçus de versement jusqu'à ce que le dernier paiement soit fait.

Distributions en espèces

La Fiducie verse des distributions en espèces proportionnelles aux porteurs de parts chaque mois, dans la mesure permise par le conseil d'administration de APF Energy. En règle générale, les distributions sont annoncées par voie de communiqué de presse au cours de la troisième semaine du mois et les porteurs de parts inscrits le dernier jour du mois ont le droit d'y participer. Le fiduciaire verse les distributions aux porteurs de parts 15 jours après la date de clôture des registres applicable ou, si ce n'est pas un jour ouvrable, le jour ouvrable suivant. Les distributions mensuelles sont constituées des redevances, du CIAR et d'autres revenus touchés par la Fiducie au cours du mois précédent, moins les redevances, les frais et les retenues payables par la Fiducie et les autres sommes que APF Energy décide de façon raisonnable de conserver aux fins de la Fiducie. Par le passé, la Fiducie a conservé certains revenus, entre autres, pour financer les dépenses en immobilisations ou les acquisitions, stabiliser les distributions futures ou avancer des fonds à APF Energy afin de permettre à celle-ci de réduire provisoirement sa dette bancaire. Le pourcentage exact conservé par la Fiducie est établi à la discrétion du conseil d'administration de APF Energy et variera d'un mois à l'autre selon, entre autres, le prix des marchandises actuel et prévu. En 1997 (soit le premier exercice au cours duquel la Fiducie a versé des distributions), 61 % des distributions en espèces ont fait l'objet d'un report d'impôt et, aux fins de l'impôt sur le revenu, ont été considérées comme un remboursement de capital; ce pourcentage s'est élevé à 75 %, à 66 %, à 38 %, à 43 % et à 36 %, respectivement, en 1998, en 1999, en 2000, en 2001 et en 2002.

Le tableau qui suit illustre les distributions en espèces par part de fiducie touchées par les porteurs de parts pendant les périodes indiquées :

		Distributions en espèces par part de fiducie
1997		1,510 $
1998		1,840 $
1999		1,555 $
2000		1,900 $
2001		3,045 $
2002		1,800 $
2003		
	Janvier	0,160 $
	Février	0,160 $
	Mars	0,165 $
	Avril	0,185 $
	Mai	0,185 $
	Juin	0,200 $
	Juillet	0,200 $
	Août	0,200 $
	Septembre	0,200 $
	Octobre	0,175 $
	Novembre	0,175 $
	Décembre	0,175 $
2003	Total	2,180 $
2004		
	Janvier	0,175 $
Total		14,005 $

Notes

(1) Le premier appel public à l'épargne de la Fiducie a été réalisé le 17 décembre 1996. La première distribution en espèces a été versée aux porteurs de parts le 31 janvier 1997.

(2) Le 21 janvier 2004, la Fiducie a annoncé qu'elle verserait, le 16 février 2004, une distribution de 0,175 $ par part de fiducie aux porteurs de parts inscrits le 30 janvier 2004.

HISTORIQUE DE NÉGOCIATION

Les parts de fiducie en circulation sont inscrites et affichées à des fins de négociation à la TSX sous le symbole « AY.UN ». Le tableau suivant présente les cours extrêmes et le volume de négociation global des parts de fiducie, selon les données publiées par la TSX, pendant les périodes indiquées.

Période	Fourchette des cours Haut (en dollars)	 Bas (en dollars)	Volume
2001			
Premier trimestre	10,70	9,65	2 540 424
Deuxième trimestre	13,40	9,62	3 803 100
Troisième trimestre	11,50	9,01	2 424 493
Quatrième trimestre	10,65	8,75	2 874 300
2002			
Premier trimestre	10,99	9,35	4 023 753
Deuxième trimestre	11,19	10,08	4 366 545
Troisième trimestre	10,89	10,11	3 614 591
Quatrième trimestre	10,71	9,00	5 307 699
2003			
Janvier	10,40	9,66	1 878 757
Février	10,70	10,06	2 032 357
Mars	10,95	10,23	2 688 258
Avril	10,32	9,30	3 198 282
Mai	10,78	9,96	3 552 497
Juin	11,40	10,55	5 861 849
Juillet	11,74	11,08	4 990 092
Août	12,63	11,50	5 121 747
Septembre	12,28	11,31	4 268 580
Octobre	11,95	11,45	2 765 132
Novembre	12,17	11,55	2 538 256
Décembre	12,67	11,64	2 463 333
2004			
Janvier (jusqu'au 26)	12,63	11,65	3 965 203

Le 26 janvier 2004, le cours de clôture des parts de fiducie s'est établi à 12,32 $ à la TSX.

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

La structure du capital consolidé de la Fiducie au 31 décembre 2002, au 30 septembre 2003 et au 30 novembre 2003, compte non tenu du placement et compte tenu du placement, figure dans le tableau suivant.

	Autorisé	31 décembre 2002 [8]	30 septembre 2003 (non vérifié)	30 novembre 2003, compte non tenu du placement (non vérifié)	30 novembre 2003, compte tenu du placement (non vérifié) [5]
Dette bancaire [1]	150 000 000 $	88 000 000 $	90 000 000 $	92 000 000 $	39 789 700 $
Débentures à 9,40 % [2]	50 000 000 $	néant	46 869 057 $	46 869 057 $	46 869 057 $
Parts de fiducie [3]	500 000 000	214 405 160 $ (22 942 417 parts de fiducie)	322 167 825 $ (33 868 078 parts de fiducie)	322 316 065 $ (33 888 531 parts de fiducie)	374 526 365 $ (38 653 531 parts de fiducie)
Parts spéciales à droit de vote [4]	illimité	néant	néant	néant	néant

Notes

(1) En date des présentes, APF Energy bénéficie d'une facilité de crédit consortiale maximale de 150 M$. Ce montant est composé d'une facilité de crédit renouvelable au gré des prêteurs consentie pour 364 jours, le capital non remboursé pouvant être converti en un emprunt à terme d'une durée de un an au gré de APF Energy si la période de renouvellement n'est pas prolongée. Au moment d'une telle conversion, le cas échéant, la tranche inutilisée de la facilité sera annulée. Les prélèvements sur la facilité de crédit peuvent se faire comme suit : i) emprunts en dollars canadiens par tranches de 250 000 $ portant intérêt au taux préférentiel de la banque, plus la marge applicable, qui varie de 0,125 % à 1,625 %; ii) acceptations bancaires d'un montant minimal global de 1 000 000 $ assorties d'une commission établie en fonction de la marge applicable, qui varie de 1,125 % à 2,0 %; iii) emprunts en dollars américains d'un capital minimal de 500 000 $ US portant intérêt au taux de base américain, plus la marge applicable, qui varie de 0,125% à 1,625 %; iv) emprunts au TIOL d'un capital minimal de 500 000 $ US portant intérêt au TIOL, plus la marge

applicable, qui varie de 1,125 % à 2,0 %; (v) lettres de crédit et lettres de garantie d'un montant minimal de 500 000 $, assorties de commissions allant de 1,125 % à 2,0 %. La « marge applicable » est basée sur une échelle mobile liée au ratio entre la dette et les flux de trésorerie de APF Energy. Le montant disponible de la facilité de crédit est limité à la base d'emprunt établie de temps à autre par les prêteurs. La facilité de crédit est garantie par une débenture remboursable sur demande d'un montant en capital de 300 M$ assortie d'une charge fixe de premier rang grevant les propriétés pétrolières et gazières de APF Energy et d'une charge flottante grevant l'ensemble des autres biens de APF Energy et par une cession générale des créances de APF Energy qui est inscrite dans toutes les provinces où celle-ci exerce ses activités. La facilité de crédit est également garantie par une garantie illimitée de APF Partnership, de son commandité, de la Fiducie et de APF Acquisition Trust, ainsi que par une débenture remboursable sur demande d'un montant en capital de 300 M$ assortie de charges fixes et flottantes, par une cession générale des créances de APF Partnership et de son commandité et par un nantissement de toutes les parts de société en commandite de APF Partnership détenues par APF Acquisition Trust. En outre, toutes les sommes dues par APF Energy et APF Partnership à la Fiducie et à APF Acquisition Trust (y compris les redevances) sont subordonnées aux sommes exigibles aux termes de la facilité de crédit et leur remboursement a été suspendu. Se reporter à la rubrique « Faits nouveaux – Modification des facilités de crédit ».

(2) Le 3 juillet 2003, la Fiducie a émis 50 000 débentures à 9,40 % au prix de 1 000 $ la débenture. Ces débentures portent intérêt au taux annuel de 9,40 % payable semestriellement le 31 janvier et le 31 juillet de chaque année à compter du 31 janvier 2004. Elles sont rachetables par la Fiducie au prix de 1 050 $ chacune si le rachat a lieu à compter du 31 juillet 2006 et avant le 31 juillet 2007, et au prix de 1 025 $ chacune si le rachat a lieu à compter du 31 juillet 2007 et avant l'échéance, dans chaque cas plus l'intérêt couru et impayé. Chaque débenture à 9,40 % est convertible en parts de fiducie au gré du porteur à tout moment avant la fermeture des bureaux à la date d'échéance des débentures ou le jour ouvrable précédant la date fixée par la Fiducie pour le rachat des débentures à 9,40 %, selon la première des éventualités, au prix de conversion de 11,25 $ par part de fiducie. La Fiducie peut choisir, à tout moment, de remplir son obligation de verser l'intérêt sur les débentures à 9,40 % en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie pour satisfaire l'obligation relative à l'intérêt versé aux détenteurs. La Fiducie peut également, à son gré, choisir de verser le capital dû au moment du rachat ou à l'échéance des débentures par l'émission de parts de fiducie calculé à 95 % du cours moyen pondéré des parts de fiducie précédant le rachat ou la date d'échéance.

(3) En outre, en date des présentes, en vertu des options octroyées à des administrateurs, à des dirigeants et à des salariés de APF Energy qui leur permettent d'acheter des parts de fiducie, 130 913 parts de fiducie sont réservées dans l'éventualité de la levée des options. Le régime d'options d'achat d'actions actuel a été remplacé par un régime incitatif de droits d'achat de parts de fiducie (le « régime incitatif »), approuvé par les porteurs de parts lors de l'assemblée générale et extraordinaire annuelle tenue le 6 juin 2001. Les détails de ce régime sont établis dans la circulaire, intégrée par renvoi dans le présent prospectus simplifié. Se reporter à la rubrique « Documents intégrés par renvoi ». En date des présentes, 1 829 320 droits ont été émis en vertu de ce régime incitatif.

(4) Se reporter à la rubrique « Description des parts de fiducie – Parts de fiducie et parts spéciales à droit de vote » pour obtenir une description des parts spéciales à droit de vote.

(5) Compte tenu de l'émission de 4 765 000 parts de fiducie pour un produit brut de 55 274 000 $ moins la rémunération des preneurs fermes de 2 763 700 $ et les coûts estimatifs relatifs au placement de 300 000 $. Le produit net de l'offre, estimé à 52 210 300 $, sera affecté au remboursement de la dette ainsi qu'aux fins générales de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures.

(6) Sur une base cumulative consolidée, les distributions ont dépassé les bénéfices non répartis de 75 061 288 $, et les impôts sur les bénéfices futurs cumulés totalisaient 39 624 685 $ au 31 décembre 2002 (79 794 814 $ et 63 740 176 $ respectivement au 30 septembre 2003).

(7) Au 31 décembre 2002, les capitaux propres consolidés s'élevaient à 139,3 M$ et ils étaient formés de 214,4 M$ d'apports nets de capital (plus 35 588 861 $ de bénéfices non répartis moins 110 650 149 $ de distributions cumulées en espèces déclarées). Les capitaux propres s'élevaient à 288,1 M$ au 30 septembre 2003.

(8) Information tirée des états financiers vérifiés.

EMPLOI DU PRODUIT

Le produit net du présent placement est estimé à 52 210 300 $, déduction faite de la rémunération des preneurs fermes, soit 2 763 700 $ et des frais d'émission estimés à 300 000 $. Voir « Mode de placement ». La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit remboursable sur demande renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures.

MODE DE PLACEMENT

Aux termes de la convention de prise ferme (la « convention de prise ferme ») datée du 19 janvier 2004 conclue entre la Fiducie, APF Energy, APF Acquisition Trust, APF Partnership et 990009 Alberta Inc., d'une part, et Scotia Capitaux Inc., Marchés mondiaux CIBC Inc., Financière Banque Nationale Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., La Corporation Canaccord Capital, Corporation de valeurs mobilières Dundee et Valeurs Mobilières GMP, à titre de preneurs fermes, d'autre part, la Fiducie a convenu de vendre et les preneurs fermes ont convenu d'acheter, le 4 février 2004, sous réserve des modalités qui y sont énoncées, les parts de fiducie qui font l'objet du présent placement au prix de 11,60 $ chacune, soit une contrepartie brute totale de 55 274 000 $ payable en espèces à la Fiducie contre remise des parts de fiducie. Les modalités du présent placement ont été fixées par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour le compte des preneurs fermes. En contrepartie des services qu'ils auront fournis relativement au présent placement, les preneurs fermes toucheront une rémunération de 2 763 700 $.

La Fiducie avait octroyé aux preneurs fermes une option (l'« option des preneurs fermes ») qui permettait à ceux-ci d'acheter un nombre maximal de 865 000 parts de fiducie supplémentaires, selon les modalités du présent placement, et qui pouvait être levée jusqu'à 48 heures avant la date de clôture. L'option des preneurs fermes a été levée intégralement le 23 janvier 2004, portant le nombre de parts de fiducie faisant l'objet du présent placement de 3 900 000 à 4 765 000.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ceux-ci peuvent y mettre fin à leur discrétion si certaines conditions se réalisent. Les preneurs fermes sont toutefois tenus de prendre en livraison et de payer la totalité des parts de fiducie qui font l'objet des présentes si au moins l'une d'entre elles est achetée aux termes de la convention de prise ferme. Si un ou plusieurs des preneurs fermes n'achètent pas les parts de fiducie qui leur ont été attribuées, les autres preneurs fermes pourront mettre fin à leur obligation d'acheter les parts de fiducie qui leur ont été attribuées ou ils pourront, sans y être tenus, acheter au prorata entre eux les parts de fiducie qui n'auront pas été achetées par le ou les premiers preneurs fermes. La convention de prise ferme prévoit également que la Fiducie, APF Energy, APF Acquisition Trust, APF Partnership et 990009 Alberta Inc. indemniseront les preneurs fermes ainsi que leurs mandataires, administrateurs, membres de la direction, actionnaires, associés et employés de certaines responsabilités et de certains frais.

Conformément aux règlements sur les valeurs mobilières applicables, les preneurs fermes ne peuvent, pendant la durée du placement, faire des offres d'achat à l'égard des parts de fiducie ou en acheter. Cette restriction est assujettie à certaines exceptions, y compris (i) une offre d'achat ou un achat permis par les règlements d'une bourse désignée ayant trait à la stabilisation du marché et aux activités de maintien passif du marché et (ii) une offre d'achat ou un achat effectué pour le compte d'un client dont l'ordre n'a pas été sollicité au cours de la durée du placement, à la condition que l'offre d'achat ou l'achat ne vise pas à provoquer une négociation active réelle ou apparente des parts de fiducie ou à en accroître le cours. Relativement au présent placement et sous réserve de ce qui précède, les preneurs fermes peuvent attribuer des parts de fiducie en excédent de l'émission ou faire des opérations visant à fixer ou à stabiliser le cours des parts de fiducie à un cours autre que celui qui serait formé sur le marché libre. De telles opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sans le consentement préalable de Scotia Capitaux Inc. pour le compte des preneurs fermes aux termes de la convention de prise ferme, que celle-ci ne peut refuser de donner sans motif valable, autoriser, émettre ou vendre des parts de fiducie ou d'autres titres donnant le droit d'acquérir des parts de fiducie, ni convenir de le faire ou annoncer son intention de le faire, à tout moment dans les 90 jours suivant la clôture du présent placement, sauf pour ce qui est de l'octroi de droits dans le cadre du régime de droits d'achat de parts de fiducie incitatif de la Fiducie, de l'émission de parts de fiducie dans le cadre du régime de réinvestissement ou de l'émission de parts de fiducie au moment de l'exercice des droits en circulation ou de la levée des options en circulation de la Fiducie ou au moment de la conversion des débentures à 9,40 %.

Les certificats représentant les parts de fiducie pourront être remis à la clôture du présent placement, qui devrait avoir lieu vers le 4 février 2004, ce qui se situe après la date de clôture des registres applicable à la prochaine distribution que la Fiducie doit verser aux porteurs de parts le 16 février 2004. Par conséquent, les souscripteurs qui achètent des parts de fiducie dans le cadre du présent placement n'auront pas droit à la distribution qui sera versée aux porteurs de parts à cette date, mais auront droit à celle qui sera versée vers le 15 mars 2004, à la condition qu'ils détiennent les parts de fiducie à la date de clôture des registres applicable à la distribution.

La TSX a approuvé l'inscription à sa cote des parts de fiducie qui seront placées conformément au présent prospectus, à la condition que la Fiducie remplisse toutes ses exigences en matière d'inscription.

Les parts de fiducie qui font l'objet des présentes n'ont pas été et ne seront pas inscrites en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « Loi de 1933 ») ou des lois sur les valeurs mobilières d'un État et, par conséquent, elles ne peuvent être placées ou vendues aux États-Unis ou auprès d'une personne américaine (au sens conféré au terme « *U.S. Person* » dans le règlement S de la Loi de 1933), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 et des lois sur les valeurs mobilières des États applicables. La convention de prise ferme permet aux preneurs fermes de placer et de revendre les parts de fiducie qu'ils ont acquises aux termes de la convention de prise ferme à certains investisseurs institutionnels admissibles aux États-Unis, à la condition que ces opérations soient conformes à la règle 144A de la Loi de 1933. En outre, la convention de prise ferme prévoit que les preneurs fermes qui placent et vendent des parts de fiducie à l'extérieur des États-Unis ne peuvent le faire que conformément au règlement S de la Loi de 1933.

Les preneurs fermes ont convenu de ne pas offrir à des fins d'achat ou de vente, vendre, transférer ou aliéner d'une autre manière des parts de fiducie (ou des droits sur celles-ci ou des participations dans celles-ci) aux États-Unis, sauf dans le cadre d'opérations dispensées des exigences d'inscription de la Loi de 1933 conclues avec certains investisseurs institutionnels.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (qu'il participe ou non au présent placement) qui place ou vend les titres qui font l'objet des présentes aux États-Unis ou à une personne des États-Unis ou pour le compte ou au profit d'une telle personne, pourrait contrevenir aux exigences en matière d'inscription de la Loi de 1933 si le placement ou la vente n'est pas fait conformément à une dispense de ces exigences.

LIENS ENTRE LES PRÊTEURS DE APF ENERGY ET CERTAINS DES PRENEURS FERMES

Scotia Capitaux Inc. et Financière Banque Nationale Inc., directement ou indirectement, sont des filiales en propriété exclusive de banques à charte canadienne (les « prêteurs »), qui sont des prêteurs de APF Energy et auxquelles, en date du 30 novembre 2003, APF Energy devait 92,0 M$ (dont la tranche consortiale qui leur revient s'élève à 63,7 M$). Par conséquent, la Fiducie peut être considérée comme un émetteur associé à ces preneurs fermes aux fins de la réglementation sur les valeurs mobilières de certaines provinces canadiennes. La Fiducie affectera le produit net du présent placement au remboursement d'une partie de sa facilité de crédit remboursable sur demande renouvelable consentie et, en dernier lieu, aux fins générales de l'entreprise de APF Energy, y compris les dépenses en immobilisations courantes et les acquisitions futures. APF Energy respecte présentement les modalités de la convention relative aux facilités de crédit conclue avec les prêteurs. La dette de APF Energy envers les prêteurs a été garantie, comme il est décrit à la rubrique « Structure du capital consolidé de la Fiducie », pour le compte de la Fiducie. La décision de placer les parts de fiducie par les présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre APF Energy, pour le compte de la Fiducie, et Scotia Capitaux Inc., pour son propre compte et pour le compte des autres preneurs fermes. Les prêteurs n'ont pas participé à ce processus; toutefois, ils ont été informés de l'émission et des modalités de celle-ci. En conséquence du présent placement, Scotia Capitaux Inc. et Financière Banque Nationale Inc. toucheront chacune leur quote-part dans la rémunération payable aux preneurs fermes par la Fiducie.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Parlee McLaws LLP, conseillers juridiques de la Fiducie, et de Burnet Duckworth & Palmer LLP, conseillers juridiques des preneurs fermes, le texte qui suit résume, en date des présentes, les principales considérations fiscales fédérales canadiennes applicables aux acquéreurs de parts de fiducie émises aux termes des présentes. Le présent sommaire ne s'applique qu'aux porteurs de parts de fiducie qui, aux fins de la Loi de l'impôt, sont des résidents canadiens, détiennent leurs parts de fiducie à titre d'immobilisations et traitent sans lien de dépendance avec la Fiducie et les preneurs fermes. En général, les parts de fiducie seront considérées comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de valeurs mobilières ou qu'il ne les ait pas acquises au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Dans certaines circonstances, certains porteurs qui, autrement, pourraient ne pas être considérés comme détenant les parts de fiducie à titre d'immobilisations pourraient obtenir que leurs parts de fiducie soient admissibles à ce titre en faisant le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent sommaire ne s'applique pas (i) au porteur de parts de fiducie qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans des parts de fiducie.

Le présent sommaire est fondé sur les dispositions actuelles de la Loi de l'impôt, sur le Règlement de l'impôt sur le revenu (le « règlement ») ainsi que sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives et de cotisation actuelles de l'Agence des douanes et du revenu du Canada (l'« ADRC »). Sauf pour ce qui est des propositions expresses visant à modifier la Loi de l'impôt qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes (les « modifications proposées »), le présent sommaire ne tient pas compte ni ne prévoit de modifications de la législation fiscale, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives et de cotisation de l'ADRC. Le présent sommaire n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte ni ne prévoit de considérations fiscales provinciales (sauf pour ce qui est de certains aspects liés au CIAR), territoriales ou étrangères, découlant de l'acquisition, de la propriété ou de la disposition de parts de fiducie. Sauf indication contraire, le présent sommaire repose sur l'hypothèse selon laquelle la Fiducie sera à tout moment admissible à titre de fiducie d'investissement à participation unitaire et de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et toutes les opérations décrites dans les présentes se feront à la juste valeur marchande. Le présent sommaire présume que les modifications proposées seront adoptées essentiellement dans leur forme actuelle, bien qu'il soit impossible de garantir que tel sera le cas.

Le présent sommaire est présenté uniquement à titre informatif. Il n'est pas destiné à fournir un avis juridique ou fiscal à un acquéreur de parts de fiducie éventuel et ne doit pas être interprété comme tel. L'impôt à payer par chaque porteur dépend de la situation particulière de celui-ci. Les acquéreurs éventuels de parts de fiducie devraient consulter leurs fiscalistes en ce qui a trait à leur situation particulière.

La Fiducie

Régime fiscal de la Fiducie

Selon certaines déclarations factuelles faites par APF Energy, la Fiducie est admissible à titre de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt et on présume qu'elle le demeurera à tout moment. Pour que la Fiducie soit admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle doit généralement remplir certaines conditions factuelles durant toute son existence. Premièrement, elle ne doit pas avoir été établie ni être maintenue à quelque moment que ce soit principalement au profit de personnes qui sont des non-résidents du Canada aux fins de la Loi de l'impôt. Deuxièmement, elle doit compter au moins 150 porteurs de parts dont chacun est propriétaire d'au moins une « tranche » de parts de fiducie et dont chacun est propriétaire de parts de fiducie ayant une juste valeur marchande globale d'au moins 500 $. Dans ce cas-ci, une « tranche » de parts de fiducie désigne généralement 100 parts de fiducie si la juste valeur marchande d'une part de fiducie est inférieure à 25 $. Troisièmement, la Fiducie est tenue de limiter ses activités au placement de ses fonds dans des biens (autres que des biens immeubles ou des intérêts dans des biens immeubles) et à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location et à la gestion de biens immeubles (ou d'intérêts dans des biens immeubles) qui sont des immobilisations pour la Fiducie. Si la Fiducie cesse d'être admissible à ce titre à un certain moment, les considérations fiscales pourraient être, à certains égards, considérablement différentes de celles qui sont décrites dans les présentes et la Fiducie pourrait avoir à payer de l'impôt en vertu de la Partie XII.2 de la Loi de l'impôt.

Droit au CIAR

La Fiducie a le droit de demander le CIAR en vertu de la législation actuelle, selon laquelle le CIAR est calculé d'après une formule axée sur le prix du pétrole brut. Le montant maximal de la redevance destinée à la Couronne auquel ce taux s'applique annuellement est de 2 000 000 $ par demandeur ou groupe de demandeurs associés. Les redevances à la Couronne de l'Alberta admissibles excluent les redevances relatives aux propriétés qui constituent des « avoirs miniers assujettis à des restrictions » au sens donné à l'expression *restricted resource properties* dans la *Corporate Tax Act* (Alberta).

Revenu de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu de l'année comme si elle était un particulier distinct. L'année d'imposition de la Fiducie correspond à l'année civile.

Aux fins du calcul de son revenu d'une année d'imposition, la Fiducie est tenue d'inclure toutes les sommes relatives à la redevance qui lui ont été versées ou qui lui étaient payables au cours de l'année, y compris les sommes susceptibles d'être compensées ainsi que toutes les sommes qu'elle a versées à APF Energy ou à APF Partnership au cours de cette année relativement aux redevances à la Couronne remboursées. La Fiducie sera également tenue d'inclure dans son revenu de chaque année d'imposition la totalité de l'intérêt couru sur les placements qu'elle détient jusqu'à la fin de l'année, ou qu'elle a touché ou devrait toucher avant la fin de l'année, sauf si cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure. La Fiducie doit inclure dans son revenu le CIAR qu'elle reçoit, sous réserve d'une application graduelle sur 10 ans.

Administration

Aux fins du calcul de son revenu, la Fiducie a le droit de déduire, à titre de frais administratifs raisonnables, une somme n'excédant pas 10 % de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz cumulatifs (les « FBCPG »), d'après une échelle décroissante, et 20 % du total des frais d'émission du présent placement et des placements précédents, dans la mesure où ces frais n'étaient pas déductibles au cours d'une année antérieure. Lorsque, à la suite de la vente d'une propriété par APF Energy ou APF Partnership et de la libération de la redevance relative à cette propriété, une somme devient payable à la Fiducie au cours d'une année, la somme en question doit être déduite aux fins du calcul du compte de FBCPG cumulatifs de la Fiducie. Si le solde des FBCPG cumulatifs de la Fiducie à la fin d'une année d'imposition particulière, une fois que toutes les inclusions et déductions relatives à cette année ont été faites, correspond à un nombre négatif, ce nombre négatif sera inclus dans le revenu de la Fiducie pour cette année.

Conformément à la Loi de l'impôt et au règlement, la Fiducie aura droit à une déduction relative aux ressources correspondant à 25 % de ses « bénéfices modifiés relatifs à des ressources ». En règle générale, les bénéfices modifiés relatifs à des ressources de la Fiducie correspondent à son revenu tiré de la redevance, déduction faite des sommes déduites dans le calcul de son revenu, autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et les sommes déduites relativement aux distributions aux porteurs de parts, comme il est décrit ci-après. La Fiducie ne peut déduire les droits à la Couronne qu'elle rembourse à APF Energy ou à APF Partnership au cours de l'année. La déduction relative à des ressources est abolie

graduellement et la déductibilité des charges effectivement versées à la Couronne est mise en œuvre graduellement sur une période de cinq ans.

Dans la mesure où la Fiducie réalise un revenu pour une année d'imposition, une fois que les inclusions et déductions décrites ci-dessus ont été faites, elle pourra déduire la totalité du revenu qu'elle a versé ou doit verser aux porteurs de parts au cours de l'année ainsi que toute somme constituant l'excédent, s'il y a lieu, des redevances à la Couronne remboursées par la Fiducie sur la déduction relative aux ressources de l'année en question, dans la mesure où un tel excédent est désigné par la Fiducie comme étant payable aux porteurs de parts pour une telle année. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition si elle est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit d'en exiger le versement. Voir « Imposition des porteurs de parts ». Dans la mesure où l'objectif est de répartir entre les porteurs de parts toutes les sommes sur lesquelles la Fiducie devrait payer de l'impôt, il est prévu que, en règle générale, la Fiducie n'aura pas de revenu imposable aux fins de la Loi de l'impôt.

Imposition des porteurs de parts

Chaque porteur de parts est tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie qui lui a été versée ou lui était payable au cours de l'année en question, que cette somme lui ait été ou non réellement versée au cours de l'année en question. On considère qu'une somme est payable à un porteur de parts au cours d'une année d'imposition si ce dernier a le droit d'en exiger le paiement au cours de cette année. Le revenu qu'un porteur de parts tire des parts de fiducie sera considéré comme un revenu tiré de biens et non comme un revenu relatif à des ressources ou des « bénéfices relatifs à des ressources » aux fins de la Loi de l'impôt. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées aux porteurs de parts ni être traitées comme des pertes subies par ces derniers.

À la condition que la Fiducie effectue les attributions appropriées, tous les dividendes qui seraient inclus dans son revenu à titre de dividendes reçus sur des actions seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie et la partie de ses gains en capital imposables nets et des dividendes imposables qui est payée ou payable à un porteur de parts conservera son caractère et sera traitée à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt. La partie non imposable des gains en capital réalisés nets de la Fiducie qui est payée ou payable à un porteur de parts au cours d'une année ne sera pas incluse dans le calcul du revenu du porteur pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui est payée ou payable par celle-ci à un porteur de parts au cours d'une année ne devrait pas, de manière générale, être incluse dans le revenu du porteur pour l'année en question, mais réduit généralement le prix de base rajusté des parts de fiducie détenues par ce porteur de parts. Dans la mesure où le prix de base rajusté d'une part de fiducie serait inférieur à zéro, le nombre négatif sera considéré comme un gain en capital réalisé par le porteur de parts au moment de la disposition de la part de fiducie au cours de l'année où le nombre négatif est obtenu.

La disposition réelle ou réputée de parts de fiducie (sauf dans le cadre d'une opération avec report d'impôt) par un porteur de parts, dans le cadre d'un rachat ou autrement, donne lieu à un gain en capital (ou à une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de toute somme payable par la Fiducie qui doit par ailleurs être incluse dans le revenu du porteur de parts, tel qu'il est décrit ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté des parts de fiducie pour le porteur de parts et des frais de disposition raisonnables. En règle générale, la moitié des gains en capital réalisés par le porteur de parts doit être incluse, en vertu de la Loi de l'impôt, dans son revenu de l'année de la disposition à titre de gain en capital imposable. La moitié des pertes en capital subies à la disposition d'une part de fiducie peut être déduite des gains en capital imposables réalisés par le porteur de parts au cours de l'année de la disposition, des trois années d'imposition antérieures ou d'une année d'imposition ultérieure, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Les gains en capital imposables réalisés par le porteur de parts qui est un particulier peuvent donner lieu à l'impôt minimum de remplacement selon la situation du porteur de parts.

Le porteur de parts qui est une société privée dont le contrôle est canadien (au sens de la Loi de l'impôt) pourrait être tenu de payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Porteurs de parts exonérés d'impôt

Sous réserve des dispositions expresses d'un régime exonéré donné, les parts de fiducie constitueront, à la condition que la Fiducie soit admissible à titre de fiducie de fonds commun de placement, des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes enregistrés d'épargne-études et des régimes de participation différée aux bénéfices, au sens de la Loi de l'impôt (les « régimes exonérés »).

Ces régimes exonérés ne seront généralement pas tenus de payer de l'impôt à l'égard des distributions qu'ils reçoivent de la Fiducie ou des gains en capital découlant de la disposition de parts de fiducie. APF Energy a informé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie, s'il y a lieu, sera inférieur à 30 % du coût indiqué de tous les biens de la Fiducie et que, par conséquent, les parts de fiducie ne constitueront pas des biens étrangers pour les régimes exonérés, les régimes enregistrés, les régimes de retraite ou les autres personnes assujetties à l'impôt en vertu de la Partie XI de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP, selon les déclarations de APF Energy et de la Fiducie quant à certaines questions de fait, les parts de fiducie qui font l'objet des présentes constitueront, à la date de clôture, des placements admissibles en vertu de la Loi de l'impôt et du règlement pour les fiducies régies par un régime enregistré d'épargne-retraite, un fonds enregistré de revenu de retraite, un régime enregistré d'épargne-études ou un régime de participation différée aux bénéfices et ne constitueront pas, à la même date, des biens étrangers aux fins de la Loi de l'impôt.

L'admissibilité des parts de fiducie à des fins de placement pour les acquéreurs auxquels l'une ou l'autre des lois suivantes s'applique est, dans certains cas, régie par des critères qui doivent être établis par ces acquéreurs à titre de politiques ou de directives conformément aux lois applicables (et, s'il y a lieu, aux règlements y afférents) et est assujettie aux normes de placement prudent ainsi qu'aux dispositions générales en matière de placement des lois en question :

Loi sur les sociétés d'assurances (Canada)
Loi sur les sociétés de fiducie et de prêt (Canada)
Loi sur les associations coopératives de crédit (Canada)
Loi de 1985 sur les normes de prestation de pension (Canada)
Financial Institutions Act (Colombie-Britannique)
Pension Benefits Standards Act (Colombie-Britannique)
Loan and Trust Corporations Act (Alberta)
Employment Pension Plans Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)
Loi sur les assurances (Manitoba)
Loi sur les fiduciaires (Manitoba)
Loi sur les prestations de pension (Manitoba)
Loi sur les régimes de retraite (Ontario)
Loi sur les sociétés de prêt et de fiducie (Ontario)
Loi sur les assurances (Québec) (pour les assureurs autres que des corporations de fonds de garantie)
Loi sur les sociétés de fiducie et les sociétés d'épargne (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds)
Loi sur les régimes complémentaires de retraite (Québec)

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie que les épargnants devraient examiner avec soin avant de décider d'investir dans les parts de fiducie.

Activités de APF Energy et de APF Partnership

Risques inhérents à l'acquisition

APF Energy a récemment réalisé les acquisitions de Hawk, de Nycan et de CanScot afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et d'être en mesure de réaliser certains avantages. Le pouvoir de APF Energy de réaliser les avantages découlant des acquisitions sera en partie tributaire de l'efficacité du processus de regroupement des fonctions et d'intégration des activités et des procédés dans des délais raisonnables ainsi que de la mesure dans laquelle celle-ci saura réaliser les possibilités de croissance et les synergies attendues du regroupement des entreprises de Nycan, de Hawk, de CanScot et de APF Energy. L'intégration des sociétés acquises obligera les membres de la direction à y consacrer énormément d'efforts, de temps et de ressources, ce qui pourrait se faire au détriment d'autres occasions intéressantes sur le plan stratégique et d'autres questions d'exploitation. Le processus d'intégration pourrait provoquer la rupture de liens d'affaires et de liens établis avec la clientèle et les employés, ce qui pourrait empêcher APF Energy de réaliser les avantages prévus des acquisitions.

Achat de la redevance

Le prix d'achat de la redevance relative aux propriétés de APF Energy et de APF Partnership (qui sont collectivement appelées « APF Energy » dans les paragraphes suivants de la présente rubrique) est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs en pétrole indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses

importantes relatives à des facteurs tels que les possibilités de récupération et la qualité marchande du pétrole, du gaz naturel, des LGN et du soufre, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées au cours de la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté des exploitants des propriétés, de APF Energy et de la Fiducie. Plus particulièrement, les changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel, des LGN et du soufre par rapport à ce qui était prévu au moment des évaluations en question se répercuteront sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude quant aux aspects géologique et technique, de sorte que la production et les réserves pourraient se révéler inférieures à celles qui sont attribuées aux propriétés de APF Energy.

Dépendance à l'endroit des exploitants des propriétés et de la direction

Le revenu distribuable, dans la mesure où il se rapporte à la redevance, est directement tributaire de la production continue de substances pétrolières provenant des propriétés de APF Energy, qui dépend quant à elle en partie de la compétence en gestion des exploitants des propriétés et des autres propriétaires d'intérêts économiques directs. Certaines propriétés peuvent être exploitées par des parties autres que APF Energy et, le cas échéant, celle-ci n'a qu'un droit de vote à l'égard de la gestion des propriétés dans la mesure de son intérêt économique direct dans celles-ci. Dans la mesure où un exploitant ne s'acquitte pas correctement de ses obligations, ou si les intérêts de la majorité des propriétaires d'intérêts économiques directs diffèrent de ceux de APF Energy, le revenu provenant des propriétés et, par conséquent, la redevance, pourraient être réduits.

Grâce à son statut de fiducie à capital variable, la Fiducie peut effectuer des acquisitions qui constituent de nouvelles activités importantes pour elle, sans lien avec la redevance. Les porteurs de parts sont entièrement tributaires de la gestion de APF Energy et de la Fiducie relativement à toutes les questions se rapportant aux propriétés de APF Energy, à l'administration de la redevance et aux autres placements de la Fiducie.

Questions d'ordre environnemental

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels pouvant se traduire par des dommages causés à l'environnement, des éruptions et d'autres conditions imprévues ou dangereuses susceptibles de causer des dommages aux propriétés de APF Energy ou à d'autres propriétés qui pourraient être acquises et entraîner la responsabilité de cette dernière envers des tiers. Le secteur pétrolier et gazier est assujetti à une vaste réglementation environnementale qui limite ou interdit le rejet ou l'émission de diverses substances produites dans le cadre de certaines activités du secteur pétrolier et gazier. En outre, cette réglementation exige que les emplacements des puits et des installations soient abandonnés et remis en état à la satisfaction des autorités provinciales. La violation de cette réglementation pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état. Bien que APF Energy ait établi un fonds de remise en état dans le but de financer ses obligations de remise en état et autres obligations environnementales futures, il n'est pas certain que le fonds sera suffisant.

APF Energy souscrit une assurance responsabilité, lorsque cela est possible, couvrant des risques et d'un montant conformes aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Aux termes de conventions conclues avec des tiers exploitants, il incombe à ces derniers de maintenir en vigueur des polices d'assurance conformes aux normes du secteur. APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. En outre, cette responsabilité pourrait dépasser le montant de l'assurance souscrite. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité réduiront le revenu distribuable de la Fiducie et pourraient rendre non rentable ou impossible la poursuite de l'exploitation de APF Energy et de ces autres entreprises.

Exploitation du méthane de gisements houillers

APF Energy s'est lancée dans la mise en valeur de réserves de méthane de gisements houillers au Canada et aux États-Unis. Ce type d'activité en est encore au stade expérimental au Canada et exige des dépenses en immobilisations considérables à long terme. Ces travaux de mise en valeur comportent un certain nombre de risques, y compris l'incertitude inhérente au titre de propriété du gaz de gisements houillers, les mouvements écologiques qui s'opposent à la mise en valeur du méthane de gisements houillers vu le nombre élevé de puits nécessaires et les questions relatives à l'évacuation des eaux, et le risque d'une diminution future du prix du gaz qui pourrait ralentir ou retarder ces travaux. En outre, dans la mesure où le cadre

réglementaire actuel a été conçu en vue de s'appliquer au gaz conventionnel, son mode d'application à la mise en valeur du méthane de gisements houillers est incertain.

Étant donné que le méthane de gisements houillers est de plus en plus recherché, il n'est aucunement assuré que APF Energy pourra continuer d'acquérir des éléments d'actif et des terrains susceptibles de se prêter à une telle exploitation, que ce soit en Alberta ou au Wyoming.

Protocole de Kyoto

Le Canada est l'un des pays signataires de la Convention-cadre des Nations Unies sur les changements climatiques et a ratifié le protocole de Kyoto qui a été établi aux termes de celle-ci en vue d'imposer des cibles obligatoires destinées à réduire les émissions de dioxyde de carbone, de méthane, d'oxyde nitreux et d'autres émissions de ce qu'on appelle les « gaz à effet de serre », à l'échelle nationale. Les installations d'exploration et de production de APF Energy émettent une petite quantité de gaz à effet de serre, qui se dégagent aussi d'autres activités de celle-ci, ce qui pourrait faire en sorte que APF Energy soit assujettie à la législation réglementant les émissions de gaz à effet de serre. Le gouvernement fédéral a lancé le Plan du Canada sur les changements climatiques qui propose d'autres mesures législatives qui établiront des exigences relatives à la réduction des émissions de gaz à effet de serre dans le cadre de diverses activités industrielles, y compris l'exploration et la production pétrolières et gazières. Ces mesures législatives fédérales futures, ainsi que les exigences provinciales relatives à la réduction des émissions, telles que les exigences proposées dans le projet de loi 37 de l'Alberta, intitulé *Climate Change and Emissions Management Act*, pourraient exiger la réduction des émissions des installations et des activités de APF Energy, ou de l'intensité de ces émissions. Les coûts directs et indirects qui devront être engagés pour se conformer à ces règlements pourraient avoir une incidence défavorable sur l'entreprise de APF Energy.

Prix des substances pétrolières

Les résultats d'exploitation et la situation financière de APF Energy et, par conséquent, les sommes versées à la Fiducie aux termes de la redevance, sont tributaires des prix que APF Energy tire de sa production de pétrole et de gaz naturel. Les prix du pétrole et du gaz naturel ont fluctué considérablement au cours des dernières années et sont déterminés par des facteurs liés à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique ainsi que les conditions qui prévalent dans d'autres régions productrices de pétrole, qui sont indépendants de la volonté de la Fiducie ou de sa direction. La baisse éventuelle des prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable importante sur l'exploitation, la situation financière, les réserves pouvant être mises en production de façon rentable et le potentiel de mise en valeur des réserves de pétrole et de gaz naturel de APF Energy. La direction de APF Energy compte conclure des opérations de couverture aux moments appropriés afin de gérer le risque lié à la fluctuation des prix du pétrole et du gaz naturel. APF Energy pourrait également gérer le risque lié à la fluctuation du cours du change en concluant des contrats de change à terme. Dans la mesure où APF Energy conclut des opérations de gestion du risque lié au prix des marchandises et au cours du change, elle sera exposée aux risques relatifs à la solvabilité de ses contreparties. Le revenu distribuable de la Fiducie sera par conséquent tributaire des prix courants du pétrole et du gaz naturel.

Nature des parts de fiducie

Les titres comme les parts de fiducie possèdent certaines caractéristiques qui sont communes aux titres de participation et aux titres d'emprunt. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de APF Energy ou d'autres entreprises dans lesquelles la Fiducie investit. Les parts de fiducie ont été créées aux termes de l'acte de fiducie et représentent une participation dans la Fiducie. Les porteurs de parts ne bénéficient pas des droits et de la protection que les lois sur les sociétés par actions confèrent habituellement aux actionnaires d'une société par actions, par exemple, le droit à la dissidence et la possibilité d'intenter un recours auprès d'un tribunal en cas d'abus ou d'injustice.

Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment le prix des marchandises, les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Les parts de fiducie ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* (Canada) et ne sont pas assurées aux termes de cette loi ni d'aucune autre loi. De plus, APF Energy n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Considérations fiscales et réglementation gouvernementale

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs aux fiducies de fonds communs de placement et au secteur pétrolier et gazier, dans la mesure où ils ont une incidence sur le régime fiscal de la Fiducie ou sur la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait entraîner des conséquences défavorables pour les porteurs de parts.

Fluctuation du cours du change

Le cours du change du dollar canadien par rapport au dollar américain a augmenté de manière marquée au cours des 12 derniers mois, ce qui fait en sorte que la Fiducie touche une somme moins élevée, en dollars canadiens, à l'égard de sa production, ce qui pourrait avoir une incidence sur les distributions futures. L'augmentation du cours du change du dollar canadien et le cours du change futur du dollar canadien par rapport au dollar américain auront une incidence sur les distributions futures et sur la valeur future des réserves de la Fiducie établie par des évaluateurs indépendants.

Admissibilité à des fins de placement

Si APF Energy cesse d'être admissible à titre de fiducie de fonds communs de placement, les parts de fiducie ne constitueront plus des placements admissibles pour les régimes enregistrés d'épargne-retraite, les fonds enregistrés de revenu de retraite, les régimes enregistrés d'épargne-études et les régimes de participation différée aux bénéfices (les « régimes à imposition différée »). Si, à la fin d'un mois donné, un régime à imposition différée détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la Partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un régime enregistré d'épargne-retraite détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie pendant que ces dernières ne constituent pas des placements admissibles. Si une fiducie régie par un régime enregistré d'épagne-études détient des parts de fiducie qui ne constituent pas des placements admissibles, l'enregistrement du régime pourra être révoqué. La perte de l'admissibilité à titre de fiducie de fonds commun de placement pourrait aussi entraîner des conséquences fiscales importantes. Voir « Considérations fiscales fédérales canadiennes – La Fiducie – Régime fiscal de la Fiducie ».

L'acte de fiducie restreint la proportion de parts de fiducie qui peuvent appartenir à des non-résidents canadiens au sens de la Loi de l'impôt. Ces restrictions, qui sont décrites dans la notice annuelle, constituent l'un des moyens de s'assurer que la Fiducie demeure admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt. APF vérifie régulièrement les adresses des porteurs de parts qu'elle obtient de son agent des transferts afin d'établir la proportion de parts de fiducie qui appartiennent à des non-résidents.

Emprunts de APF Energy

APF Energy a actuellement le droit, sous réserve de certaines lignes directrices, d'emprunter des fonds aux fins générales de son entreprise, y compris les dépenses en immobilisations, et afin d'acquérir des propriétés pétrolifères et gazéifères, de régler les coûts en capital des propriétés et d'obtenir ces prêts en priorité par rapport à la redevance. Il est prévu que des facilités de crédit additionnelles seront obtenues à l'occasion à l'intention de nouveaux membres du groupe ou filiales de la Fiducie. Les sommes versées relativement au capital de la dette contractée à l'égard des propriétés pétrolières et gazéifères de APF Energy et d'autres éléments d'actif ou entreprises lui appartenant et à l'intérêt sur cette dette réduisent le revenu distribuable de la Fiducie. APF Energy a récemment négocié une augmentation de sa facilité de crédit consortiale, qui est ainsi passée à 150 M$, dont 92,0 M$ avaient été prélevés en date du 30 novembre 2003. Voir « Faits nouveaux – Modification des facilités de crédit ». Les emprunts, s'il y a lieu, la fluctuation du taux d'intérêt et les remboursements de capital prévus pourraient avoir une incidence sur le rendement du placement des porteurs de parts. Les propriétés et d'autres éléments d'actif pourraient être vendus ou réalisés par les banques de APF Energy ou aliénés d'une autre manière si les revenus étaient insuffisants pour remplir ces obligations. En outre, APF Energy ne pourra emprunter pour effectuer des achats ou pour financer des coûts en capital que si elle peut le faire selon des modalités qu'elle juge acceptables. Dans la mesure où la Fiducie ou APF Energy sont tenues de financer les dépenses en immobilisations ou les acquisitions de propriétés au moyen de rentrées de fonds, le bénéfice distribuable diminuera.

Débentures à 9,40 % – norme comptable prenant effet le 1er novembre 2004

Les principes comptables généralement reconnus du Canada exigent actuellement que les instruments financiers, dont les obligations qui peuvent être réglées au moyen de l'émission de titres de participation, soient classés comme des capitaux

propres dans les états financiers de l'émetteur, l'intérêt sur ces instruments financiers étant imputé aux capitaux propres. Ces obligations n'exigent pas obligatoirement le transfert d'éléments d'actif ou d'autres cessions d'avantages économiques et, par conséquent, elles ne sont pas classées comme des titres de créance de l'émetteur. Le Conseil des normes comptables de l'Institut canadien des comptables agréés a adopté une modification des normes comptables canadiennes qui exigera que certains instruments financiers qui créent des obligations pouvant être réglées, au gré de l'émetteur, au moyen d'un nombre variable de titres de participation de l'émetteur, soient présentés comme un élément de la dette et inscrits au passif dans les états financiers de l'émetteur, l'intérêt sur ces instruments financiers étant comptabilisés à titre d'intérêt.

Les modifications s'appliqueront à tous les exercices commençant à compter du 1er novembre 2004, les sociétés étant incitées à les adopter avant cette date. Les nouvelles normes comptables exigeront que les instruments financiers actuellement comptabilisés à titre de capitaux propres, y compris les débentures à 9,40 % de la Fiducie, soient inscrits au passif du bilan de la Fiducie et que l'intérêt sur les débentures soit passé en charges dans l'état des résultats d'exploitation de celle-ci.

Retard dans les distributions en espèces

Bien que le revenu distribuable de la Fiducie soit versé mensuellement, celui-ci ne correspondra pas nécessairement au revenu distribuable cumulé au cours de ce mois, mais constituera plutôt une estimation des sommes réelles reçues ou pouvant l'être au cours de la période et du montant de la « réserve de la Fiducie », soit la réserve maintenue au moyen du revenu distribuable afin de financer l'obligation différée de versement du prix d'achat ou à d'autres fins de placement. En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel à l'exploitant des propriétés de APF Energy, et par cet exploitant à APF Energy, les paiements entre ces parties peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés aux fins de l'exploitation des propriétés ou de la constitution de provisions à l'égard de tels frais. Le moment et le montant des dépenses en immobilisations requises auront une incidence directe sur les distributions en espèces aux porteurs de parts.

Conflits d'intérêts possibles

Il peut arriver que les membres du conseil d'administration de APF Energy soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec APF Energy ou la Fiducie. Il n'est pas certain que ces personnes communiqueront à APF Energy ou à la Fiducie les occasions qui leur seront signalées.

La *Business Corporations Act* (Alberta) prévoit que, si un administrateur a un intérêt dans un contrat ou dans un contrat ou dans une convention proposé, il devra divulguer un tel intérêt et ne pourra voter à l'égard de toute question ayant trait à un tel contrat ou à une telle convention, sauf si cette loi lui permet. Si des conflits d'intérêts surviennent, ils seront résolus conformément aux dispositions de cette loi.

Épuisement des réserves des propriétés

La Fiducie présente certaines caractéristiques uniques qui la distinguent des sociétés pétrolières et gazières traditionnelles. Le revenu distribuable, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, ira en diminuant au fil du temps parallèlement au déclin de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. APF Energy ne réinvestit pas les rentrées de fonds de la même façon que les sociétés pétrolières et gazières traditionnelles. Par conséquent, sans injection de capital, les taux de production et les réserves initiaux de APF Energy diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de APF Energy, et par conséquent ses rentrées de fonds, seront largement tributaires du fait que APF Energy réussisse à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production de APF Energy diminueront graduellement au fil de l'exploitation des réserves.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. APF Energy livre énergiquement concurrence, pour faire l'acquisition de réserves et recruter du personnel technique compétent, à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est pas certain que APF Energy réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent aux objectifs de placement de la Fiducie. La redevance appartenant à la Fiducie n'aura aucune valeur lorsque les

réserves des propriétés de APF Energy ne pourront plus être produites de façon rentable. Par conséquent, en l'absence de rentrées de fonds provenant d'autres éléments d'actif ou entreprises appartenant à la Fiducie, les porteurs de parts devront s'en remettre aux rentrées de fonds provenant de leur placement dans les parts de fiducie pour réaliser un revenu et obtenir le rendement du capital investi pendant la période au cours de laquelle les réserves peuvent être récupérées de façon rentable.

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de APF Energy d'investir les capitaux nécessaires pour maintenir ou augmenter ses réserves de pétrole et de gaz naturel diminuera. Dans la mesure où APF Energy est obligée d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations, rembourser la dette ou financer l'acquisition de propriétés, le montant du revenu distribuable de la Fiducie sera réduit.

Responsabilité limitée des porteurs de parts

Les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure qu'un actionnaire est protégé des responsabilités d'une société par actions. L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et, dans l'éventualité où un tribunal tiendrait les porteurs de parts responsables à l'un ou l'autre de ces égards, cette responsabilité se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci. Aux termes de l'acte de fiducie, la Fiducie indemnisera et tiendra quitte chaque porteur de parts des frais, dommages, responsabilités et pertes que celui-ci pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit que tous les documents écrits qui sont signés par la Fiducie ou pour son compte doivent renfermer une disposition selon laquelle l'obligation en question ne liera pas les porteurs de parts personnellement. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. On considère qu'il est peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exerce ses activités, d'après l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont PricewaterhouseCoopers s.r.l., comptables agréés, 111, 5th Avenue S.W., bureau 3100, Calgary (Alberta) T2P 5L3.

L'agent chargé de la tenue des registres et agent des transferts des parts de fiducie est Société de fiducie Computershare du Canada, à ses bureaux principaux de Montréal, de Toronto et de Calgary.

LITIGES

Il n'y a aucun litige important auquel APF Energy ou la Fiducie est partie ou dont APF Energy sait qu'il est imminent.

QUESTIONS D'ORDRE JURIDIQUE

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Parlee McLaws LLP, pour le compte de la Fiducie et de APF Energy, et par Burnet, Duckworth & Palmer LLP, pour le compte des preneurs fermes.

INTÉRÊTS DES EXPERTS

En date des présentes, les associés et les avocats salariés de Parlee McLaws LLP et de Burnet, Duckworth & Palmer LLP sont, directement ou indirectement, propriétaires véritables de moins de 1 % des parts de fiducie en circulation.

En date des présentes, les administrateurs, les membres de la direction et les membres du groupe de Gilbert Laustsen Jung Associates Ltd. et de Ashton Jenkins Mann ne sont collectivement propriétaires véritables, directement ou indirectement, d'aucune part de fiducie.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié de APF Energy Trust (la « fiducie ») daté du 27 janvier 2004 relatif à l'émission de parts de fiducie de la fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus susmentionné nos rapports aux administrateurs, aux porteurs de parts et aux actionnaires portant sur les états financiers suivants :

- Notre rapport daté du 2 avril 2003 portant sur les bilans consolidés de la fiducie aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis, des flux de trésorerie et des distributions en espèces des exercices terminés à ces dates.

- Notre rapport daté du 7 mars 2003 (sauf en ce qui concerne la note 12, pour laquelle il est daté du 10 mars 2003) portant sur les bilans de Nycan Energy Corp. aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates.

- Notre rapport daté du 28 février 2003 portant sur les bilans consolidés de Hawk Oil Inc. aux 31 décembre 2002 et 2001, ainsi que sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés à ces dates.

- Nous consentons à ce que soient inclus nos rapports sur la compilation datés du 27 janvier 2004 à l'intention du fiduciaire de la fiducie et des administrateurs de APF Energy Inc. portant sur les états consolidés pro forma des résultats et des distributions en espèces de l'exercice terminé le 31 décembre 2002 et de la période de neuf mois terminée le 30 septembre 2003.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés
Le 27 janvier 2004
Calgary (Alberta)

CONSENTEMENT DES VÉRIFICATEURS

Nous avons lu le prospectus simplifié daté du 27 janvier 2004 relatif à l'émission de parts de fiducie de APF Energy Trust. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus susmentionné les rapports suivants :

1. Notre rapport daté du 27 mars 2002 à l'intention des administrateurs de Kinwest Resources Inc. portant sur les états financiers suivants :

   - Les bilans aux 31 décembre 2001, 2000 et 1999.

   - Les états des résultats et des bénéfices non répartis et des flux de trésorerie des exercices terminés les 31 décembre 2001, 2000 et 1999.

2. Notre rapport daté du 24 avril 2002 à l'intention des administrateurs des propriétés Sellco portant sur le tableau des produits, des redevances et des charges d'exploitation de l'exercice terminé le 31 décembre 2001.

(signé) « Meyers Norris Penny LLP »
Comptables agréés
Le 27 janvier 2004
Calgary (Alberta)

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
EXERCICE TERMINÉ LE 31 DÉCEMBRE 2002

Rapport sur la compilation

Aux fiduciaires de APF Energy Trust et
aux administrateurs de APF Energy Inc.

Nous avons lu les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de APF Energy Trust (la « Fiducie ») de l'exercice terminé le 31 décembre 2002, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant les en-têtes « APF Energy Trust », « Hawk Oil Inc. » et « Nycan Energy Corp. » avec ceux des états financiers vérifiés de l'entité correspondante pour l'exercice terminé le 31 décembre 2002, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant les en-têtes « Kinwest Resources Inc. » et « Sellco » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de cinq mois terminée le 30 mai 2002, et nous avons constaté qu'ils concordaient.

3. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

4. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les colonnes portant les en-têtes « APF Energy Trust », « Hawk Oil Inc. » et « Nycan Energy Corp. » pour l'exercice terminé le 31 décembre 2002, et dans les colonnes portant les en-têtes « Kinwest Resources Inc. » et « Sellco » pour la période de cinq mois terminée le 30 mai 2002, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, je ne fais aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés

Calgary (Alberta)
Le 27 janvier 2004

BEST AVAILABLE COPY

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
31 décembre 2002

	APF Energy Trust Exercice terminé le 31 décembre 2002 $	Kinwest Resources Inc. Période de cinq mois terminée le 30 mai 2002 $	Sellco Période de cinq mois terminée le 30 mai 2002 $	Hawk Oil Inc. Exercice terminé le 31 décembre 2002 $	Nycan Energy Corp. Exercice terminé le 31 décembre 2002 $	Ajustements (note 2) $	Total $
Produits							
Ventes de pétrole et de gaz naturel	92 344 559	5 405 283	4 181 602	19 264 893	11 695 000		132 891 337
Redevances, déduction faite du CIAR	(18 707 274)	(767 278)	(615 417)	(2 843 781)	(2 013 000)		(24 946 750)
Autres produits d'exploitation	1 676 257	-	-	-	-		1 676 257
	75 313 542	4 638 005	3 566 185	16 421 112	9 682 000		109 620 844
Charges							
Exploitation	19 747 770	1 101 075	857 882	4 572 125	2 953 000		29 231 852
Coûts de rémunération découlant de la vente	-	2 484 550				(2 484 550) (vi)	
Frais généraux et administratifs, montant net	4 634 877	267 332		1 061 323	816 000	100 649 (vii)	6 880 181
Frais de gestion	1 976 054					868 813 (iii)	2 844 867
Intérêts sur la dette à long terme	2 833 841	152 525		319 837	288 000	(2 500 000) (ii)	1 094 203
Impôts sur le capital et autres impôts	1 901 296					66 585 (viii)	1 967 881
Internalisation d'un contrat de gestion	7 297 325						7 297 325
Épuisement et amortissement	30 200 479	1 020 087		4 241 235	3 398 000	4 936 931 (i) (v)	43 796 732
Restauration des lieux	2 087 066	67 060				288 956 (v)	2 443 082
	70 678 708	5 092 629	857 882	10 194 520	7 455 000	1 277 384	95 556 123
Bénéfice d'exploitation	4 634 834	(454 624)	2 708 303	6 226 592	2 227 000	(1 277 384)	14 064 721
Charge (économie) d'impôts sur les bénéfices							
Impôts exigibles	-	(9 142)	-	458 585	49 000	(431 858) (iv) (66 585) (viii)	-
Impôts sur les bénéfices futurs	(7 133 279)	(13 232)	-	1 754 495	787 000	1 031 413 (iv)	(3 573 603)
Bénéfice avant part des actionnaires sans contrôle	11 768 113	(432 250)	2 708 303	4 013 512	1 391 000	(1 810 354)	17 638 324
Part des actionnaires sans contrôle	403 369					255 304	658 673
Bénéfice net de la période	11 364 744	(432 250)	2 708 303	4 013 512	1 391 000	(2 065 658)	16 979 651
Bénéfice net de base par part	0,55						0,38
Bénéfice net dilué par part	0,55						0,38

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
31 décembre 2002

	APF Energy Trust Exercice terminé le 31 décembre 2002 $	Kinwest Resources Inc. Période de cinq mois terminée le 30 mai 2002 $	Sellco Période de cinq mois terminée le 30 mai 2002 $	Hawk Oil Inc. Exercice terminé le 31 décembre 2002 $	Nycan Energy Corp. Exercice terminé le 31 décembre 2002 $	Ajustements (note 2) $	Total $
Produits							
Ventes de pétrole et de gaz naturel	92 344 559	5 405 283	4 181 602	19 264 893	11 695 000		132 891 337
Autres produits d'exploitation	1 676 257	-	-	-	-		1 676 257
Montant brut des redevances dérogatoires et des redevances du locateur	(7 802 341)	(346 079)	(286 412)	(604 605)	(1 056 000)		(10 095 437)
	86 218 475	5 059 204	3 895 190	18 660 288	10 639 000		124 472 157
Charges							
Exploitation	19 747 770	1 101 075	857 882	4 572 125	2 953 000		29 231 852
Coûts de rémunération découlant de la vente	-	2 484 550				(2 484 550) (vi)	-
Frais généraux et administratifs	4 316 930	267 332		1 061 323	816 000	100 649 (vii)	6 562 234
Frais de gestion	1 976 054	-				868 813 (iii)	2 844 867
Service de la dette	2 833 841	152 525		319 837	288 000	(2 500 000) (ii)	1 094 203
Dépenses en immobilisations financées par les flux de trésorerie	5 143 562			10 467 827	5 625 000	-	21 236 389
Remboursement discrétionnaire de la dette	-	632 523	2 708 303	-	-	(21 581 858) (ix)	(18 241 032)
Apport au fonds de restauration des lieux	925 000						925 000
Impôts sur le capital et autres impôts	1 901 296	-	-			66 585 (viii)	1 967 881
	36 844 453	4 638 005	3 566 185	16 421 112	9 682 000	(25 530 361)	45 621 394
Bénéfice assujetti à la redevance	49 374 022	421 199	329 005	2 239 176	957 000	25 530 361	78 850 763
99 % du bénéfice assujetti à la redevance	48 880 283	416 987	325 715	2 216 784	947 430	25 275 057	78 062 256
Droits à la Couronne, montant net	(10 795 884)	(416 987)	(325 715)	(2 216 784)	(947 430)	-	(14 702 800)
Intérêt sur les débentures convertibles	-	-	-	-	-	(4 700 000) (x)	(4 700 000)
Frais généraux et administratifs de la Fiducie	(317 947)	-	-	-	-	-	(317 947)
Bénéfice pouvant être distribué	37 766 452	-	-	-	-	20 575 057	58 341 509
Distributions en espèces versées à ce jour	34 201 561	-	-	-	-	20 575 057	54 776 618
Distributions en espèces à verser	3 564 891	-	-	-	-	-	3 564 891
Distributions en espèces déclarées de base par part, montant réel/réputé	1,81						1,81
Distributions en espèces déclarées diluées par part, montant réel/réputé	1,81						1,59

1. Mode de présentation

Les états financiers consolidés pro forma de APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Kinwest Resources Inc. (« Kinwest »), de la société (« Sellco ») établie afin d'acquérir des propriétés détenues par les associés dans la coentreprise de Kinwest, de Hawk Oil Inc. (« Hawk ») et de Nycan Energy Corp. (« Nycan »). Kinwest, Sellco, Hawk et Nycan menaient des activités d'exploration, de mise en valeur et de production de pétrole et de gaz dans l'Ouest canadien. Les états financiers consolidés pro forma ont été dressés à partir de renseignements tirés des états financiers historiques consolidés vérifiés de la Fiducie de la période terminée le 31 décembre 2002, de l'état des résultats non vérifié de Kinwest de la période terminée le 30 mai 2002, du tableau non vérifié des produits, des redevances et des charges d'exploitation de Sellco de la période de cinq mois terminée le 30 mai 2002, des états financiers vérifiés de Hawk de la période terminée le 31 décembre 2002, des états financiers vérifiés de Nycan de la période terminée le 31 décembre 2002 et des hypothèses présentées à la note 2 ci-dessous.

Les actions de Kinwest et de Sellco ont été acquises par la Fiducie dans le cadre d'un plan d'arrangement, dans le cas de Kinwest, et d'une convention d'achat d'actions, dans le cas de Sellco, qui ont tous deux été conclus le 30 mai 2002. Les actions de Hawk ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 5 février 2003. Les actions de Nycan ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 28 avril 2003. Dans l'état consolidé pro forma des résultats, il est tenu compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2002.

Les états financiers consolidés pro forma ne tiennent pas compte de l'internalisation récemment achevée de l'opération visant le contrat de gestion, à l'exception des frais de montage qui ont fait l'objet d'une dispense au moment des acquisitions de Hawk et de Nycan. L'opération a entraîné l'élimination des frais de gestion de 3,5 % sur le montant net des flux de trésorerie liés aux activités d'exploitation et la part des actionnaires sans contrôle de 1 % en date du 31 décembre 2002 à la fermeture des bureaux. Les coûts d'acquisition du contrat de gestion de APF Energy Management Inc. (« APF Management ») se chiffraient à 9,25 M$. De ce montant, une tranche de 25 % a été acquittée en espèces, tandis que le solde a été acquitté au moyen de l'émission de 608 185 parts de fiducie.

Les états financiers consolidés pro forma tiennent compte des montants mobilisés dans le cadre des prospectus de la Fiducie datés du 19 mars 2003 et du 26 juin 2003. Les états financiers consolidés pro forma ne tiennent pas compte de l'offre de parts de fiducie en vertu du présent prospectus.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date. Les acquisitions de Hawk et de Nycan ont été comptabilisées à titre de regroupements d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour donner une image fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date, les états financiers vérifiés de Kinwest au 31 décembre 2001 et pour l'exercice terminé à cette date, le tableau vérifié des produits, des redevances et des charges d'exploitation de Sellco au 31 décembre 2001 et pour l'exercice terminé à cette date, les états financiers vérifiés de Hawk au 31 décembre 2002 et pour l'exercice terminé à cette date et les états financiers vérifiés de Nycan au 31 décembre 2002 et pour l'exercice terminé à cette date.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province de l'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise de APF Energy Inc. et de APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolières et gazières détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour le financement de l'acquisition de propriétés et d'actifs corporels supplémentaires, de dépenses en immobilisations ou pour d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas un bénéfice suffisant afin d'acquitter la dette. La Fiducie a droit à 99 % des produits d'exploitation et des produits divers tirés des propriétés, déduction faite des charges relativement aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et administratifs de APF, des frais de gestion versés à APF Management à l'égard de la gestion de APF et de la Redevance, et du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

Les états consolidés pro forma des résultats et des distributions en espèces ont été dressés comme si les opérations avaient eu lieu le 1er janvier 2002.

i) le prix d'achat attribué aux immobilisations de Kinwest, aux propriétés de Sellco, aux immobilisations de Hawk et de Nycan est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts liés à l'ajustement de la dette bancaire découlant des acquisitions après l'emploi du montant au comptant de l'émission de parts de fiducie et de l'émission de débentures en vertu du présent prospectus, compte non tenu du produit de l'émission de parts de fiducie en vertu du présent prospectus, ont été inscrits au taux de 5,0 % par année, sans remboursement de capital présumé (se reporter à la note 3);

iii) les frais de gestion de 3,5 % ont été calculés sur le montant net des flux de trésorerie liés aux activités d'exploitation;

iv) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2002. Les impôts sur les bénéfices supplémentaires sont présumés être transférés aux porteurs de parts dans le cadre du calcul des redevances. La charge fiscale future a été ajustée afin de refléter l'incidence sur le bénéfice occasionnée par les opérations conclues au taux d'imposition réglementaire maximum;

v) les frais de restauration des lieux sont calculés sur une base proportionnelle au rendement, au même taux que pour la Fiducie, bien que, en ce qui a trait à Hawk et à Nycan, ils ont été reclassés hors de l'épuisement et amortissement;

vi) les coûts de rémunération de Kinwest découlant de la vente de l'entreprise ont été éliminés;

vii) les frais généraux et administratifs liés à Sellco sont calculés à 0,75 $ le baril produit, et les frais administratifs que Kinwest a recouvrés de Sellco ont été éliminés;

viii) une surtaxe de 3,6 % de la Saskatchewan est appliquée à certaines propriétés et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

ix) l'état consolidé pro forma des distributions en espèces suppose que les dépenses en immobilisations financées par les flux de trésorerie et le remboursement discrétionnaire de la dette feront l'objet d'un ajustement afin que les distributions par part aux porteurs de parts ne soient pas augmentées. Les distributions par part aux porteurs de parts de redevances sont fondées sur un nombre hypothétique de 32 232 891 parts de fiducie en circulation au cours de la période (36 677 336 sur une base diluée).

x) un taux d'intérêt de 9,40 % sur 50 000 000 $ de débentures convertibles a été inscrit et, en ce qui concerne l'effet de dilution qu'auront les débentures convertibles, le bénéfice net a été ajusté pour tenir compte des intérêts courus sur les débentures convertibles aux fins du calcul du bénéfice net dilué par part de fiducie.

3. Capitaux propres

Le capital autorisé de la Fiducie se compose de 500 000 000 de parts de fiducie. De ce nombre, 15 583 880 parts de fiducie étaient en circulation au 31 décembre 2001, 3 250 000 parts de fiducie supplémentaires ont été émises par voie du prospectus du 1er février 2002, 3 385 510 parts de fiducie ont été émises dans le cadre du règlement des actions de Kinwest et de Sellco, 3 990 461 parts de fiducie ont été émises dans le cadre du règlement des actions de Hawk, 1 342 004 parts de fiducie ont été émises dans le cadre du règlement des actions de CanScot Resources Ltd., 608 185 parts de fiducie ont été émises en vertu de l'internalisation d'un contrat de gestion et 5 300 000 parts de fiducie ont été émises par voie de prospectus du 19 mars 2003.

En vertu d'un prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles à 9,40 % au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles au gré du détenteur en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Autres principales conventions comptables

a) Il y a lieu de se reporter à la note 2 afférente aux états financiers consolidés vérifiés de APF Energy Trust de l'exercice terminé le 31 décembre 2002, qui sont intégrés par renvoi dans le présent prospectus.

b) L'écart d'acquisition représente l'excédent du prix d'acquisition sur la juste valeur de l'actif net reçu. Il sera soumis au moins une fois par année à un test de dépréciation et tout excédent de la valeur comptable de l'écart d'acquisition sur sa juste valeur présumée constituera une perte de valeur.

5. Convention de placement

Le 19 janvier 2004, la Fiducie, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership et 990009 Alberta Inc. ont conclu une convention de placement à l'égard d'une nouvelle émission de parts de fiducie pour un produit brut de 55 274 000 $, avant les coûts estimatifs relatifs au placement de 300 000 $ et la rémunération des preneurs fermes de 2 763 700 $, produit destiné en priorité au remboursement de la dette.

La fiducie a octroyé aux preneurs fermes une option qui leur permet d'acheter 865 000 parts de fiducie supplémentaires au prix de 11,60 $ la part de fiducie. Cette option peut être levée jusqu'à 48 heures avant la date de clôture. Le 23 janvier 2004, les preneurs fermes ont exercé en totalité leur option, faisant ainsi passer de 3 900 000 à 4 765 000 le nombre de parts de fiducie offerts dans le cadre du placement. Aucun ajustement n'a été apporté pour tenir compte de la convention de placement.

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA
PÉRIODE DE NEUF MOIS TERMINÉE LE 30 SEPTEMBRE 2003

Rapport sur la compilation

Aux fiduciaires de APF Energy Trust et
aux administrateurs de APF Energy Inc.

Nous avons lu les états consolidés pro forma non vérifiés des résultats et des distributions en espèces de APF Energy Trust (la « Fiducie ») de la période de neuf mois terminée le 30 septembre 2003, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres de la colonne portant l'en-tête « APF Energy Trust » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de neuf mois terminée le 30 septembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres de la colonne portant l'en-tête « Nycan Energy Corp. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de quatre mois terminée le 30 avril 2003, et nous avons constaté qu'ils concordaient.

3. Nous avons comparé les chiffres de la colonne portant l'en-tête « Hawk Oil Inc. » avec ceux des états financiers non vérifiés de l'entité correspondante pour la période de un mois terminée le 31 janvier 2003, et nous avons constaté qu'ils concordaient.

4. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité des états pro forma, à tous les égards importants sur le plan de la forme, aux lois sur les valeurs mobilières des diverses provinces du Canada (les « lois »).

   Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que les états pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux lois.

5. Nous avons lu les notes complémentaires des états pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

6. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans la colonne portant l'en-tête « APF Energy Trust » pour la période de neuf mois terminée le 30 septembre 2003, la colonne portant l'en-tête « Nycan Energy Corp. » pour la période de quatre mois terminée le 30 avril 2003 et la colonne portant l'en-tête « Hawk Oil Inc. » pour la période de un mois terminée le 31 janvier 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Total » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, je ne fais aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) « PricewaterhouseCoopers s.r.l. »
Comptables agréés

Le 27 janvier 2004
Calgary (Alberta)

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
30 septembre 2003

	APF Energy Trust Période de neuf mois terminée le 30 septembre 2003 $	Hawk Oil Inc. Période de un mois terminée le 31 janvier 2003 $	Nycan Energy Corp. Période de quatre mois terminée le 30 avril 2003 $	Ajustements (note 2) $		Total $
Produits						
Ventes de pétrole et de gaz naturel	124 842 721	3 065 604	6 423 099			134 331 424
Redevances, déduction faite du CIAR	(24 905 692)	(418 946)	(1 257 000)			(26 581 638)
Autres produits d'exploitation	1 504 494	-	62 407			1 566 901
	101 441 523	2 646 658	5 228 506			109 316 687
Charges						
Exploitation	22 750 631	670 479	979 000			24 400 110
Frais généraux et administratifs, montant net	6 042 347	1 864 314	2 976 000	(2 160 088)	(vi)	8 722 573
Intérêts sur la dette à long terme	3 083 978	24 546	100 000	(1 253 425)	(ii)	1 955 099
Impôts sur le capital et autres impôts	2 096 422			14 777	(v)	2 111 199
Épuisement et amortissement	33 625 672	443 262	1 155 000	618 721	(i) (iv)	35 842 655
Restauration des lieux	2 499 548			47 179	(iv)	2 546 727
	70 098 598	3 002 601	5 210 000	(2 732 836)		75 578 363
Bénéfice d'exploitation	31 342 925	(355 943)	18 506	2 732 836		33 738 324
Charge (économie) d'impôts sur les bénéfices				(8 423)	(iii)	
Impôts exigibles	-	5 200	18 000	(14 777)	(v)	-
Impôts sur les bénéfices futurs	(14 814 866)	(50 348)	25 000	1 079 695	(iii)	(13 760 519)
Bénéfice net de la période	46 157 791	(310 795)	(24 494)	1 676 341		47 498 843
Bénéfice net de base par part	1,50					1,30
Bénéfice net dilué par part	1,46					1,24

APF Energy Trust
État consolidé pro forma des résultats
(non vérifié)
30 septembre 2003

	APF Energy Trust Période de neuf mois terminée le 30 septembre 2003 $	Hawk Oil Inc. Période de un mois terminée le 31 janvier 2003 $	Nycan Energy Corp. Période de quatre mois terminée le 30 avril 2003 $	Ajustements (note 2) $		Chiffres cumulés $
Produits						
Ventes de pétrole et de gaz naturel	124 842 721	3 065 604	6 423 099			134 331 424
Autres produits d'exploitation	1 504 494					1 504 494
Montant brut des redevances dérogatoires et des redevances du locateur	(10 380 283)	(10 313)	(640 000)			(11 030 596)
	115 966 932	3 055 291	5 783 099			124 805 322
Charges						
Exploitation	22 750 631	670 479	979 000			24 400 110
Frais généraux et administratifs	5 416 586	1 864 314	815 912			8 096 812
Service de la dette	3 083 978	24 546	100 000	(1 253 425)	(ii)	1 955 099
Dépenses en immobilisations financées par les flux de trésorerie	13 459 320					15 249 878
Remboursement discrétionnaire de la dette	-	87 319	1 790 558	(6 867 221)	(vii)	(5 299 273)
Apport au fonds de restauration des lieux	1 449 000		1 480 629			1 449 000
Impôts sur le capital et autres impôts	2 096 422			14 777	(v)	2 111 199
	48 255 937	2 646 658	5 166 099	(8 105 869)		47 962 825
Bénéfice assujetti à la redevance	67 710 995	408 633	617 000	8 105 869		76 842 497
99 % du bénéfice assujetti à la redevance	67 033 886	404 547	610 830	8 024 810		76 074 073
Droits à la Couronne, montant net	(14 380 155)	(404 547)	(610 830)			(15 395 532)
Intérêt sur les débentures convertibles	(1 136 652)			(2 356 438)	(viii)	(3 493 090)
Frais généraux et administratifs de la Fiducie	(625 761)					(625 761)
Bénéfice pouvant être distribué	50 891 318	-	-	5 668 372		56 559 690
Distributions en espèces versées à ce jour, montant réel/réputé	44 964 847	-	-	5 668 372		50 633 219
Distributions en espèces à verser	5 926 471	-	-	-		5 926 471
Distributions en espèces déclarées de base par part, montant réel/réputé	1,67					1,67
Distributions en espèces déclarées diluées par part, montant réel/réputé	1,67					1,48

1. Mode de présentation

Les états financiers consolidés pro forma de APF Energy Trust (la « Fiducie »), qui détient une participation de 99 % dans des redevances sur le pétrole et le gaz, ont été préparés par la direction afin de rendre compte de l'acquisition de Hawk Oil Inc. (« Hawk ») et de Nycan Energy Corp. (« Nycan »). Hawk et Nycan menaient des activités d'exploration, de mise en valeur et de production de pétrole et de gaz dans l'Ouest canadien. Les états financiers consolidés pro forma ont été dressés à partir de renseignements tirés des états financiers historiques consolidés non vérifiés de la Fiducie de la période terminée le 30 septembre 2003, des états financiers non vérifiés de Hawk de la période de un mois terminée le 31 janvier 2003, des états financiers non vérifiés de Nycan de la période terminée le 30 avril 2003 et des hypothèses présentées à la note 2 ci-dessous.

Les actions de Hawk ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 5 février 2003. Les actions de Nycan ont été acquises par la Fiducie dans le cadre d'une offre publique d'achat qui a été conclue le 28 avril 2003. Dans l'état consolidé pro forma des résultats, il est tenu compte de ces opérations comme si elles avaient eu lieu le 1er janvier 2002.

Les états financiers consolidés pro forma tiennent compte des montants mobilisés dans le cadre des prospectus de la Fiducie datés du 19 mars 2003 et du 26 juin 2003. Les états financiers consolidés pro forma ne tiennent pas compte des capitaux mobilisés par la présente offre de parts de fiducie en vertu du présent prospectus.

Les conventions comptables appliquées dans le cadre de la préparation des états financiers pro forma sont conformes à celles qui sont communiquées dans les états financiers vérifiés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date. Les acquisitions de Hawk et de Nycan ont été comptabilisées à titre de regroupements d'entreprises. La direction est d'avis que les états financiers pro forma comprennent tous les ajustements nécessaires pour assurer une présentation fidèle.

Les états financiers pro forma doivent être lus parallèlement avec les états financiers consolidés de la Fiducie au 31 décembre 2002 et pour l'exercice terminé à cette date, les états financiers vérifiés de Hawk au 31 décembre 2002 et pour l'exercice terminé à cette date et les états financiers vérifiés de Nycan au 31 décembre 2002 et pour l'exercice terminé à cette date.

La Fiducie est un fonds de placement à capital variable établi sous le régime des lois de la province de l'Alberta.

La participation aux redevances (la « Redevance ») tirées des propriétés productives de pétrole et de gaz naturel acquise de APF Energy Inc. et de APF Energy Limited Partnership (collectivement « APF ») se traduit par le transfert effectif de 99 % de la participation économique dans ces propriétés aux porteurs de parts. La Redevance constitue une participation aux redevances des propriétés pétrolifères et gazéifères détenues par APF, mais ne confère aucun droit de propriété sur les propriétés de ressources sous-jacentes. APF est autorisée à emprunter des fonds pour le financement de l'acquisition de propriétés et d'actifs corporels supplémentaires, de dépenses en immobilisations ou pour d'autres obligations financières à l'égard des propriétés dans l'éventualité où ces dernières ne dégageraient pas un bénéfice suffisant afin d'acquitter la dette. La Fiducie a droit à 99 % des produits d'exploitation et des produits divers tirés des propriétés, déduction faite des charges relativement aux propriétés, des impôts et taxes à l'égard des propriétés, des frais généraux et administratifs de APF, des frais de gestion versés à APF Management à l'égard de la gestion de APF et de la Redevance, et du service de la dette (y compris le remboursement du capital). La Fiducie est tenue de rembourser à APF les redevances à la Couronne et charges à l'égard de la production attribuable à la Redevance.

2. Ajustements pro forma et hypothèses

Les états consolidés pro forma des résultats et des distributions en espèces ont été établies comme si les opérations prévues avaient eu lieu le 1er janvier 2002.

i) le prix d'acquisition attribué aux immobilisations de Hawk et de Nycan est amorti selon la méthode de l'amortissement proportionnel au rendement;

ii) les intérêts liés à l'ajustement de la dette bancaire découlant des acquisitions après l'emploi du montant au comptant de l'émission de parts de fiducie et de débentures en vertu du présent prospectus, compte non tenu du produit tiré de l'émission de parts de fiducie en vertu du présent prospectus, ont été inscrits au taux de 5,0 % par année, sans remboursement de capital présumé (se reporter à la note 3);

iii) les impôts exigibles ont été ajustés pour tenir compte des impôts sur les bénéfices comme si le bénéfice tiré des acquisitions assujetti à des redevances avait été constaté dès le 1er janvier 2002. Les impôts sur les bénéfices supplémentaires sont présumés être transférés aux porteurs de parts dans le cadre du calcul des redevances. La charge d'impôts futurs a été ajustée afin de refléter l'incidence sur le bénéfice occasionnée par les opérations conclues au taux d'imposition réglementaire maximum;

iv) les frais de restauration des lieux relatifs à Hawk et à Nycan ont été reclassés hors de l'épuisement et amortissement;

v) une surtaxe de 3,6 % de la Saskatchewan est appliquée à certaines propriétés et des impôts sur le capital ont été reclassés hors des impôts sur les bénéfices;

vi) les coûts de rémunération de Nycan découlant de la vente de l'entreprise ont été éliminés;

vii) l'état consolidé pro forma des distributions en espèces suppose que les dépenses en immobilisations financées par les flux de trésorerie et le remboursement discrétionnaire de la dette feront l'objet d'un ajustement afin que les distributions par part aux porteurs de parts ne soient pas augmentées. Les distributions par part aux porteurs de parts de redevances sont fondées sur un nombre hypothétique de 33 868 078 parts de fiducie en circulation au cours de la période (38 290 079 sur une base diluée);

viii) un taux d'intérêt de 9,40 % sur 50 000 000 $ de débentures convertibles a été inscrit et, en ce qui concerne l'effet de dilution qu'auront les débentures convertibles, le bénéfice net a été ajusté pour tenir compte des intérêts courus sur les débentures convertibles aux fins du calcul du bénéfice net dilué par part de fiducie.

3. Capitaux propres

Le capital autorisé de la Fiducie se compose de 500 000 000 de parts de fiducie. De ce nombre, 15 583 880 parts de fiducie étaient en circulation au 31 décembre 2001, 3 250 000 parts de fiducie supplémentaires ont été émises par voie du prospectus du 1er février 2002, 3 385 510 parts de fiducie ont été émises dans le cadre du règlement des actions de Kinwest et de Sellco, 3 990 461 parts de fiducie ont été émises dans le cadre du règlement des actions de Hawk, 1 342 004 parts de fiducie ont été émises dans le cadre du règlement des actions de CanScot Resources Ltd., 608 185 parts de fiducie ont été émises en vertu de l'internalisation d'un contrat de gestion et 5 300 000 parts de fiducie ont été émises par voie de prospectus du 19 mars 2003.

En vertu d'un prospectus daté du 26 juin 2003, la Fiducie a vendu 50 000 débentures subordonnées non garanties convertibles à 9,40 % au prix de 1 000 $ chacune. Les débentures, qui échoient le 31 juillet 2008, sont convertibles au gré du détenteur en parts de fiducie entièrement libérées au prix de conversion de 11,25 $ la part de fiducie, soit un taux de conversion de 88,8889 parts de fiducie par tranche de 1 000 $ de capital de débenture. La Fiducie est également autorisée à émettre un nombre illimité de parts comportant des droits de vote spéciaux.

4. Autres principales conventions comptables

a) Il y a lieu de se reporter à la note 2 afférente aux états financiers consolidés vérifiés de APF Energy Trust de l'exercice terminé le 31 décembre 2002, qui sont intégrés par renvoi dans le présent prospectus.

b) L'écart d'acquisition représente l'excédent du prix d'acquisition sur la juste valeur de l'actif net reçu. Il sera soumis au moins une fois par année à un test de dépréciation et tout excédent de la valeur comptable de l'écart d'acquisition sur sa juste valeur présumée constituera une perte de valeur.

5. Convention de placement

Le 19 janvier 2004, la Fiducie, APF Energy, APF Acquisition Trust, APF Energy Limited Partnership et 990009 Alberta Inc. ont conclu une convention de placement à l'égard d'une nouvelle émission de parts de fiducie pour un produit brut de 55 274 000 $, avant les coûts estimatifs relatifs au placement de 300 000 $ et la rémunération des preneurs fermes de 2 763 700 $, produit destiné en priorité au remboursement de la dette.

La fiducie a octroyé aux preneurs fermes une option qui leur permet d'acheter 865 000 parts de fiducie supplémentaires au prix de 11,60 $ la part de fiducie. Cette option peut être levée jusqu'à 48 heures avant la date de clôture. Le 23 janvier 2004, les preneurs fermes ont exercé en totalité leur option, faisant ainsi passer de 3 900 000 à 4 765 000 le nombre de parts de fiducie offerts dans le cadre du placement. Aucun ajustement n'a été apporté pour tenir compte de la convention de placement.

ATTESTATION DE LA FIDUCIE

Le 27 janvier 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour APF ENERGY TRUST,
APF ENERGY INC.,

(signé) Martin Hislop
Chef de la direction

(signé) Alan MacDonald
Chef des finances

Au nom du conseil d'administration,

(signé) Steven Cloutier

(signé) Donald Engle

ATTESTATION DES PRENEURS FERMES

Le 27 janvier 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour SCOTIA CAPITAUX INC.,

(signé) Mark Herman

Pour MARCHÉS MONDIAUX CIBC INC.,

(signé) T. Timothy Kitchen

Pour FINANCIÈRE BANQUE NATIONALE INC.,

(signé) Robert B. Wonnacott

Pour BMO NESBITT BURNS INC.,

(signé) Shane C. Fildes

Pour RBC DOMINION VALEURS MOBILIÈRES INC.,

(signé) Brian K. Petersen

Pour LA CORPORATION CANACCORD CAPITAL,

(signé) Karl B. Staddon

Pour CORPORATION DE VALEURS MOBILIÈRES DUNDEE,

(signé) David P. Styles

Pour VALEURS MOBILIÈRES GMP,

(signé) Sandy L. Edmonstone

Exemption Order 82-5166



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF Energy announces distribution of $0.175 per unit

January 21, 2004 – APF Energy Trust announces that its next monthly distribution will be $0.175 per unit. Payment will be made on February 16, 2004, to unitholders of record on January 30, 2004. The ex-distribution date is January 28, 2004.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1010
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order #
82 5166



A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN

APF ENERGY TRUST COMPLETES $55 MILLION OFFERING OF TRUST UNITS

February 4, 2004 - APF Energy Trust has closed its recently announced equity offering of 4,765,000 trust units at $11.60 per trust unit for aggregate gross proceeds of $55,274,000 including the full exercise of the underwriters' option. The syndicate of underwriters was led by Scotia Capital Inc.

The first cash distribution in which these trust units will be entitled to participate will be for the month of February 2004 which will be paid on March 15, 2004.

The net proceeds of the issue will be used to repay outstanding indebtedness, fund APF Energy's general corporate purposes, including ongoing capital expenditures and future acquisitions. The issue was offered in all provinces of Canada and to Qualified Institutional Buyers in the United States pursuant to the registration exemptions provided by Rule 144A of the United States Securities Act of 1933 (the "Securities Act") and internationally as permitted.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The trust units offered were not registered under the Securities Act and were not offered or sold in the United States absent an applicable exemption from the registration requirement. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 • Toll Free (800) 838-9206 • Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com



Exemption Order #
82 5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN
TSX: AY.DB

APF Energy Announces Details of 2004 Capital Program

February 5, 2004 - APF Energy Trust ("APF" or the "Trust") is pleased to announce its drilling and capital expenditure program for 2004.

Capital Expenditures

APF has outlined its most aggressive capital budget yet for 2004, allocating $40 million to drilling and optimization for the year. The capital program will be funded through a combination of cash flow, distribution re-investment proceeds and debt, with a record 167 wells (gross) to be drilled for both conventional and coalbed methane ("CBM") opportunities.

2004 Estimated Capital Spending		
Activity	**$ (millions)**	**% of Total**
Drilling	$33.0	82%
Recompletions	1.0	3%
Tie-in/Facilities	1.8	5%
Land & Seismic	3.3	8%
Enhanced Oil Recovery	0.9	2%
Total	$40.0	100%

Steve Cloutier, President of APF, noted that even in an environment where the Trust has demonstrated a strong acquisitions track record, more emphasis will be placed on developing drilling prospects internally. "Last year, APF bought assets at the rate of $29,300 per flowing barrel, while the average for the sector was approximately 10% higher. Through our strong technical expertise, we were able to add production on internally generated projects at one-third of that rate. We expect our capital program this year to continue to generate new production at very attractive metrics."

2004 Estimated Capital Spending		
Area	**$ (millions)**	**% of Total**
Central AB	$9.2	23%
East AB, Heavy Oil & Sask.	1.4	4%
Southern AB	8.0	20%
SE Sask.	14.1	35%
CBM	7.3	18%
Total	$40.0	100%

With the $40 million expenditure program, it is the goal of the Trust to maintain current production rates during 2004.

Commodity Prices and Risk Management

APF's budget assumes an average 2004 oil price of US$29.00/bbl and C$5.56/GJ. These have been enhanced by the Trust's risk management program as follows:

Period	Commodity	Type of Contract	Daily Volume	Average Daily Price
Q1 2004	Crude oil	Swap	3,167 bbls	US$29.63/bbl
Q2 2004	Crude oil	Swap	2,500 bbls	US$30.78/bbl
Q3 2004	Crude oil	Swap	2,167 bbls	US$29.58/bbl
Q4 2004	Crude oil	Swap	667 bbls	US$29.83/bbl
Q1 2004	Natural gas	Swap	10,000 GJ	C$7.19/GJ
Q1 2004	Natural gas	Physical	2,000 mmbtu	US$7.00/mmbtu
Q2 2004	Natural gas	Swap	10,333 GJ	C$5.76/GJ
Q2 2004	Natural gas	Swap	1,000 mmbtu	US$5.19/mmbtu
Q3 2004	Natural gas	Swap	10,000 GJ	C$5.75/GJ
Q3 2004	Natural gas	Swap	1,000 mmbtu	US$5.19/mmbtu
Q4 2004	Natural gas	Swap	3,333 GJ	C$5.75/GJ
Q4 2004	Natural gas	Swap	333 mmbtu	US$5.19/mmbtu

APF has also fixed US$15 million of its revenue at $0.7525, mitigating the risk associated with foreign exchange.

Coalbed Methane

CBM development is expected to result in the drilling of 59 (gross) wells in 2004. Canadian operations will focus on CBM test wells at Doris and Timeu and completion of a 10-well pilot project in the Mannville coals at Corbett Creek. In the United States, development will continue on several projects in the Powder River Basin as APF looks to expand current operations. "Coalbed methane has the production characteristics we feel are very attractive for a trust," commented Mr. Cloutier. "With a shallower production decline and high rates of return, we believe we can leverage our technical expertise and be a leader among the royalty trusts in exploiting this play type."

Conventional

The bulk of activity on APF's conventional operations will be focused on developing gas production in central and southern Alberta, where the Trust estimates it will drill a total of 75 (gross) wells. APF's assets in these areas are characterized by multi-zone potential in both shallow and deeper horizons. Development programs will also continue in southeast Saskatchewan, with APF planning to drill 20 horizontal oil wells by year-end.

Summary

APF remains committed to finding and developing assets in a way that will continue to support the Trust's strong cash flow profile. Including the February 2004 distribution, the Trust will have paid out $2.21 per unit in the preceding 12-month period and $14.18 per unit since inception. The current yield is approximately 18%.

APF Energy Trust is an open-ended royalty trust created in December 1996 to provide unitholders with stable distributions based on cash flow generated from high quality oil and gas properties located in western Canada and the United States. Through strong acquisitions and effective optimization initiatives, APF has increased production by 665%, from 1,700 boe/d in the fourth quarter of 1996 to 13,000 boe/d at the end of December 2003. Since completing its IPO at $10 per unit, the Trust has generated an average annual return of 22%.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital

expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order #
82 - 5166



APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy announces distribution of $0.175 per unit

February 18, 2004 – APF Energy Trust announces that its next monthly distribution will be $0.175 per unit. Payment will be made on March 15, 2004, to unitholders of record on February 27, 2004. The ex-distribution date is February 25, 2004.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1010
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com


APF ENERGY

Exemption Order # 82-5164

NEWS RELEASE TSX: AY.UN; AY.DB

APF ANNOUNCES TAX TREATMENT OF DISTRIBUTIONS

February 19, 2004 - APF Energy Trust ("APF") announces that for Canadian tax purposes, cash distributions paid to Unitholders in the 2003 taxation year were 78.814% taxable and 21.186% tax deferred ("return of capital").

The information contained herein is based on APF's understanding of the Canadian Income Tax Act and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

FOR CANADIAN TAXPAYERS

The table below sets out the cash distributions received in 2003 by unitholders and indicates what portion of each distribution is taxable as income and what is tax deferred as a return of capital. The distribution declared by APF in December 2003 was received by unitholders in January 2004 and is not included in the calculation of a unitholder's 2003 taxable income. Please note that columns may not add due to rounding.

TAX INFORMATION

Record Date	Payment Date	Taxable Amount Box 26 (Other Income)	Tax-Deferred Amount (Return of Capital)	Total Cash Distribution Paid
December 31, 2002	January 15, 2003	$0.1261	$0.0339	$0.1600
January 31, 2003	February 15, 2003	$0.1261	$0.0339	$0.1600
February 28, 2003	March 15, 2003	$0.1301	$0.0349	$0.1650
March 31, 2003	April 15, 2003	$0.1458	$0.0392	$0.1850
April 30, 2003	May 15, 2003	$0.1458	$0.0392	$0.1850
May 31, 2003	June 15, 2003	$0.1576	$0.0424	$0.2000
June 30, 2003	July 15, 2003	$0.1576	$0.0424	$0.2000
July 31, 2003	August 15, 2003	$0.1576	$0.0424	$0.2000
August 29, 2003	September 15, 2003	$0.1576	$0.0424	$0.2000
September 30, 2003	October 15, 2003	$0.1379	$0.0371	$0.1750
October 31, 2003	November 15, 2003	$0.1379	$0.0371	$0.1750
November 30, 2003	December 15, 2003	$0.1379	$0.0371	$0.1750
Total Paid During 2003 Taxation Year		**$1.7181**	**$0.4619**	**$2.1800**

Units held within an RRSP, RRIF, or DPSP

No amount should be reported on the 2003 individual Income Tax Return ("T1") in respect of trust units held in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), or Deferred Profit Sharing Plan (DPSP).

Units held outside an RRSP, RRIF, or DPSP

Registered unitholders who held trust units outside an RRSP, RRIF, or DPSP will receive a T3 Supplementary Slip for 2003 ("T3") and must report the taxable portion of such distributions as "other income" in Box 26 of their T3. Unitholders who held units through intermediaries such as investment advisers will be receiving T3s from those intermediaries.

Adjusted Cost Base Reduction
The Adjusted Cost Base ("ACB") is used in calculating capital gains or losses on the disposition of trust units held as capital property by a unitholder. As set out above, the ACB of each trust unit is reduced by the portion of distributions considered a return of capital and accordingly is not reported on a T3. Should a taxpayer's ACB be reduced below zero, that negative amount is deemed to be a capital gain of the individual and the ACB is deemed to be nil. That capital gain must be reported on Schedule 3 of the unitholder's T1.

APF investors who participated in the $10.00 per Trust Unit initial public offering in December 1996 who still hold the Trust Units at December 31, 2003 have an ACB of $3.529 per Trust Unit. This value adjusts for the cumulative return of capital of $6.471 as provided in the table below.

HISTORICAL TAX INFORMATION

Payment Period	Taxable Amount Per Unit (Other Income)	Tax Deferred Amount Per Unit (Return of Capital)	Cash Distribution Per Unit for Tax Purposes	Taxable Percentage	Tax Deferred Percentage
2003	$1.718	$0.462	$2.180	78.814%	21.186%
2002	$1.143	$0.657	$1.800	63.517%	36.483%
2001	$1.741	$1.304	$3.045	57.175%	42.825%
2000	$1.181	$0.719	$1.900	62.137%	37.863%
1999	$0.526	$1.029	$1.555	33.826%	66.174%
1998	$0.453	$1.387	$1.840	24.625%	75.375%
1997	$0.597	$0.913	$1.510	39.536%	60.464%

FOR NON-RESIDENT UNITHOLDERS
The following information is provided for general information only. Investors are encouraged to seek advice from a qualified tax advisor in their country of residence to obtain guidance with respect to the appropriate tax treatment of their distributions.

U.S. Residents Invested in APF
The Tax Treaty between Canada and the U.S. allows for a reduction to the 25% withholding tax for U.S. residents. The current rate after the reduction is prescribed at 15% with some U.S. taxpayers being eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. U.S. investors may also seek a refund of Canadian withholding tax related to amounts withheld on non-taxable distributions (from a Canadian tax perspective) from Canada Customs and Revenue Agency by filing Form NR7-R, Application for Refund of Non-Resident Tax Withheld.

APF is deemed to be a Corporation for U.S. tax purposes. U.S. tax rules state that no portion of the distribution will be considered a tax-deferred return of capital unless the trust computes its current and accumulated earnings and profits in accordance with U.S. income tax principles. A current and accumulated earnings and profits calculation has not been performed by APF in the past; therefore distributions paid to U.S. investors in 2003 are 100% taxable to U.S. residents as a dividend. Registered Unitholders will receive a form NR4 from the Transfer Agent, Computershare Trust Company of Canada. Non-registered Unitholders (units held by a brokerage firm or other intermediary) will receive a form NR4 from the brokerage firm or other intermediary.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release

is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone (403) 294-1000 ▲ Toll Free (800) 838-9206 ▲Fax (403) 294-1074
E-mail: invest@apfenergy.com ▲ Internet: www.apfenergy.com